As filed with the Securities and Exchange Commission on September 6, 2013

Registration No. 333-188359

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CLAIRE’S INC.

(Exact name of registrant as specified in its charter)

Delaware	5600	36-4609619
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

2400 West Central Road

Hoffman Estates, IL 60192

(847) 765-1100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rebecca Orand

Senior Vice President and General Counsel

Claire’s Inc.

3 S.W. 129th Avenue

Pembroke Pines, Florida 33027

(954) 433-3900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Howard Kenny Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 (212) 309-6000	Corey Wright Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (a)	Amount of Registration Fee (b)
Common stock, $0.01 par value per share	$100,000,000	$13,640(c)

(a)	Estimated pursuant to Rule 457(o) promulgated under the Securities Act of 1933.
(b)	The amount of the filing fee is calculated in accordance with Fee Advisory #1 for fiscal year 2013, issued August 31, 2012, by multiplying the transaction valuation by 0.00013640.
(c)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated September 6, 2013

PROSPECTUS

             Shares

Common Stock

This is an initial public offering of shares of common stock of Claire’s Inc.

We are selling all of the shares being offered hereby.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $         and $        . We have applied to list our common stock on the New York Stock Exchange under the symbol “CLRS”.

Investing in our common stock involves risks. Please see “Risk Factors” beginning on page 12 for a discussion of factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount (1)	$	$
Proceeds, before expenses, to Claire’s Inc.	$	$

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting (Conflicts of Interest).”

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares at the initial public offering price less the underwriting discount. They may exercise that option for 30 days from the date of this prospectus.

The underwriters expect to deliver the shares of common stock against payment in New York, New York on or about                     , 2013.

Credit Suisse	J.P. Morgan	Goldman, Sachs & Co.

RBC Capital Markets	Jefferies	Wells Fargo Securities

Apollo Global Securities

The date of this prospectus is                     , 2013.

claire's inc.

A STORY IN TWO BRANDS

OVER **500 MILLION** VISITORS TO OUR CLAIRE'S INC STORES

GLOBAL OMNI-CHANNEL RETAILER WITH **3,508 STORES** ACROSS **43 COUNTRIES**

LEADING GLOBAL EAR PIERCER

OVER **95%** BRAND AWARENESS IN US & UK

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Persons who come into possession of this prospectus and any free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

i

FISCAL YEAR

We operate on a retail accounting calendar. Our fiscal year ends on the Saturday closest to January 31. We refer to our fiscal year end based on the year in which the fiscal year begins. Accordingly, our fiscal years ended February 2, 2013, January 28, 2012, and January 29, 2011, are referred as “Fiscal 2012”, Fiscal 2011”, and “Fiscal 2010”, respectively. Fiscal 2012 consisted of 53 weeks, while Fiscal 2011 and Fiscal 2010 each consisted of 52 weeks. The second quarter of our Fiscal 2013 ended August 3, 2013 and the second quarter of our Fiscal 2012 ended July 28, 2012.

INDUSTRY AND MARKET DATA

We have obtained certain industry and market share data from third-party sources, and other industry publications that we believe are reliable. In many cases, however, we have made statements in this prospectus regarding our industry and our position in the industry based on estimates made from our experience in the industry and our own investigation of market conditions. We believe the industry and market data and our estimates to be true and accurate, and we use such data and estimates in the operation of our business.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

We own or have rights to trademarks, service marks or tradenames that we use in connection with the operation of our business, including our corporate names, brands, logos and product names. Other trademarks, service marks and tradenames appearing in this prospectus are the property of their respective owners. The trademarks we own include Claire’s ® and Icing ® . Solely for convenience, some of the trademarks, service marks and tradenames referred to in this prospectus are sometimes included without the ® and ™ symbols, but we assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and tradenames.

NON-GAAP FINANCIAL MEASURES

To supplement our financial information presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), we present Adjusted EBITDA and Adjusted EBITDA margin. A reconciliation of Adjusted EBITDA to our net income (loss) under U.S. GAAP appears in “Summary—Summary Historical Consolidated Financial Information” and “Selected Historical Financial Information and Other Data.”

Adjusted EBITDA represents net income (loss), adjusted to exclude income taxes, interest expense and income, depreciation and amortization, gain (loss) on early debt extinguishments, asset impairments, management fees, severance and transaction-related costs, and certain non-cash and other items. Adjusted EBITDA margin represents Adjusted EBITDA divided by net sales for the applicable period, expressed as a percentage. We use Adjusted EBITDA as an important tool to assess our operating performance. We consider Adjusted EBITDA and Adjusted EBITDA margin to be useful measures in highlighting trends in our business. We reinforce the importance of Adjusted EBITDA with our bonus eligible associates by using this metric in our annual performance bonus program. We believe that Adjusted EBITDA is effective, when used in conjunction with net income (loss), in evaluating asset performance, and differentiating efficient operators in the industry. Furthermore, Adjusted EBITDA is defined in the covenants contained in our debt agreements and it is the metric we use to communicate our financial performance to our debt investors.

Adjusted EBITDA is not a measure of financial performance under GAAP, and is not intended to represent cash flow from operations under GAAP and should not be used as an alternative to net income (loss) as an indicator of operating performance or to represent cash flow from operating, investing or financing activities as a measure of liquidity. We compensate for the limitations of using Adjusted EBITDA by using it only to supplement our GAAP results to provide a more complete understanding of the factors and trends affecting our business. Adjusted EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

ii

Some of the limitations of Adjusted EBITDA are:

•	Adjusted EBITDA does not reflect our cash used for capital expenditures;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will have to be replaced and Adjusted EBITDA does not reflect the cash requirements for such replacements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital requirements; and

•	Adjusted EBITDA does not reflect the cash necessary to make payments of interest or principal on our indebtedness.

While Adjusted EBITDA is frequently used as a measure of operations and the ability to meet indebtedness service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

We also discuss store level EBITDA. For this purpose, we measure a store’s “four-wall” EBITDA as store-level operating income before depreciation, including store wages, rent, distribution costs and other store operating expenses, adjusted to exclude corporate overhead expense.

iii

SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It should be read together with the more detailed information and consolidated financial statements included elsewhere in this prospectus. You should read the entire prospectus, including the “Risk Factors” section and our consolidated financial statements and notes to those statements, before making an investment decision.

Unless otherwise noted, “we,” “us,” “our” and the “Company” mean Claire’s Inc. and its consolidated subsidiaries, including Claire’s Stores, Inc. (“Claire’s Stores”).

Claire’s Inc. is a holding company that conducts its business through its consolidated subsidiaries, including Claire’s Stores, which is itself an intermediate holding company. As a result, the operations and management of Claire’s Inc. and Claire’s Stores are substantially the same. Pursuant to the terms of certain indebtedness incurred by Claire’s Stores, it currently files reports with the SEC on a voluntary basis. Upon the consummation of this offering, and so long as Claire’s Inc. files reports with the SEC and is not engaged in a business in any material respect other than incidental to its ownership of Claire’s Stores, Claire’s Stores will cease filing separate SEC reports.

Who We Are

We are one of the world’s leading specialty retailers of fashionable jewelry and accessories for young women, teens, tweens and kids. Our vision is to inspire girls and women around the world to become their best selves by providing products and experiences that empower them to express their own unique individual styles. Our broad and dynamic selection of merchandise is unique, and over 90% of our products are proprietary. Claire’s ® is our primary global brand that we operate in 43 countries through company-operated or franchise stores. Claire’s ® offers a differentiated and fun store experience with a “treasure hunt” setting that encourages our customer to visit often to explore and find merchandise that appeals to her. We believe by maintaining a highly relevant merchandise assortment and offering a compelling value proposition, Claire’s ® has universal appeal to teens, pre-teens and kids. Icing ® is our other brand which we currently operate in North America through company-operated stores. Icing ® offers an inspiring merchandise assortment of fashionable products that helps a young woman say something about herself, whatever the occasion. We believe Icing ® provides us with significant potential to reach young women in age groups beyond our Claire’s ® core demographic.

We believe Claire’s ® represents a “Girl’s Best Friend” and a favorite shopping destination for teens, tweens, and kids. Claire’s ® target customer is a girl between 3-18 years old with a particular focus on a core demographic of girls between 10-14 years old. According to our estimates, we have over 95% brand awareness within this target demographic in our largest markets. As of August 3, 2013, Claire’s ® had a presence in 43 countries through 2,710 company-operated Claire’s ® stores in North America, Europe and China, and 414 franchised stores in numerous other geographies.

Our Icing ® brand targets a young woman in the 18-35 year age group with a focus on our core 21-25 year olds who have recently entered the workforce. This customer is independent, fashion-conscious, and has enhanced spending ability. We believe that expansion of our Icing ® store base both in existing and new markets over time presents a significant opportunity to leverage our core merchandising, sourcing and marketing expertise to cater to a wider demographic. As of August 3, 2013, we operated 384 Icing ® stores across the United States, Canada, and Puerto Rico.

We are organized by geography through our North America division, our Europe division and our China division, recently formed to operate our existing and future stores in China. In North America, our stores are located primarily in shopping malls and average approximately 985 square feet of selling space. In Europe, our stores are located primarily on high streets, in shopping malls and in high traffic urban areas and average approximately 655 square feet of selling space. Despite smaller average selling square feet, our European stores average similar sales per store to our North American stores.

We believe that the strength of our business model and our disciplined operating philosophy has enabled us to deliver strong financial performance:

•

Our same store sales growth was 1.8% in Fiscal 2012, (0.1)% in the second quarter of Fiscal 2013, and 1.3% for the first six months of Fiscal 2013. We have reported positive same store sales growth for 11 out of the last 15 quarters through the end of the second quarter of Fiscal 2013, offsetting declines in same store sales during the economic downturn in Fiscal 2008 and Fiscal 2009.

•

From the end of Fiscal 2009 through the end of the second quarter of Fiscal 2013, we have opened a total of 524 new company-operated and franchised stores. Our global store base (including franchise stores) was 3,508 stores at the end of the second quarter of Fiscal 2013.

•	Our net sales increased to $1,557.0 million in Fiscal 2012 from $1,342.4 million in Fiscal 2009, increasing at a compound annual growth rate of 5.1%.

•

Our Adjusted EBITDA increased to $308.0 million in Fiscal 2012 from $233.8 million in Fiscal 2009 increasing at a compound annual growth rate of 9.6%. Our net income (loss) during this same period was $6.2 million in Fiscal 2012, $15.8 million in Fiscal 2011, $7.2 million in Fiscal 2010, and $(7.8) million in Fiscal 2009.

We are controlled by investment funds affiliated with, and co-investment vehicles managed by, Apollo Management VI, L.P. (“Apollo Management,” as such funds are co-investment vehicles, to “Apollo Funds”). The Apollo Funds are affiliates of Apollo Global Management, LLC (together with their subsidiaries, “Apollo”). So long as the Apollo Funds continue to beneficially own a significant amount of our equity, even if such amount is less than 50%, they may continue to strongly influence or effectively control our decisions. Specific controls by the Apollo Funds are contained in our by-laws.

Our Competitive Strengths

We believe our competitive strengths include the following:

Category Defining Claire’s ® Brand

According to our estimates, over 95% of our target demographic in our largest markets recognizes the Claire’s ® brand. A Claire’s ® store is located in approximately 88% of all major United States shopping malls across all 50 states and in 42 countries outside of the United States, including markets where we franchise. We are a “Girl’s Best Friend” and believe we serve as an authority in jewelry and accessories for 3–18 year-olds. We believe that our reputation for providing age-appropriate merchandise and shopping experience allows parents to trust the Claire’s ® brand for their daughters. Our Claire’s ® brand is regularly featured in editorial coverage and relevant fashion periodicals.

Preferred Shopping Destination

We are recognized as a favorite shopping destination for young women, teens, tweens, and kids. We believe our customer finds our store an engaging and stimulating experience that allows her to explore and share discoveries, thereby encouraging frequency of visits. As part of our jewelry offering, our stores have pierced the ears of over 83 million customers, including 3.7 million in Fiscal 2012. We believe this seminal point of contact helps our stores establish an important long-term relationship with our core customer. We believe our store environment, product assortment and low average dollar ticket differentiate us from other retail concepts as well as pure play online platforms.

Attractive Unit Economics with Strong Cash Flows

Our stores have relatively low build out costs and moderate inventory requirements. For a new store investment, we target a payback period of three years or less. We achieved a better than three-year payback for aggregate new stores opened during Fiscal 2010, Fiscal 2011, and Fiscal 2012. We manage our store portfolio on a store-by-store basis to optimize overall returns and minimize risk. When we choose to close a store it is generally because the store has negative or marginally positive four-wall cash flow or the store’s anticipated future performance or lease renewal terms do not meet our criteria. As a result, for Fiscal 2012, approximately 95% of our stores are cash flow positive.

Our cash flow is driven by our strong gross margins, efficient operating structure, low annual maintenance capital expenditures and flexible growth capital expenditure initiatives. Our moderate working capital requirements result from high merchandise margins, low unit cost of merchandise and relatively lower seasonality of our business. We are significantly leveraged, with total debt including our capital lease obligation of approximately $2.35 billion as of August 3, 2013. As a result, a large portion of our cash flow is devoted to our debt service obligations. In addition, as of August 3, 2013, we had a total accumulated deficit of $648.1 million, primarily as a result of non-cash goodwill impairment charges in Fiscal 2008.

Globally Diversified with Proven Ability to Enter New Countries

The Claire’s ® concept has a global scale and proven geographic portability. As of August 3, 2013, we operated or franchised a total of 3,124 Claire’s ® stores across all 50 states of the United States and in 42 additional countries across the world. We also operated 384 Icing ® Stores as of August 3, 2013. During Fiscal 2012, we entered large and high potential markets of China and Italy through company-operated stores and also entered the Latin American and Southeast Asian markets through our franchising program. During Fiscal 2011, we entered the strategically significant countries of Mexico and India through franchising relationships. Over the past 8 years, we have doubled the number of countries in which we operate or franchise.

Strong and Passionate Senior Management Team with Significant Experience

Our senior management team has extensive global, retail experience and complementary expertise across a broad range of disciplines in specialty retail, including merchandising, supply chain, real estate and finance. Our Chief Executive Officer Jim Fielding, who joined the Company in June 2012, was formerly President of Disney Stores, and has prior management experience at The Gap, Lands’ End and Dayton Hudson. Linda Hefner Filler, President of our North America Division, who joined the Company in March 2013, brings to the Company 25 years of retail and consumer products experience, including executive positions with Wal-Mart Corporation, Kraft Foods and Sara Lee Corporation. Beatrice Lafon, President of our Europe Division, who joined the Company in October 2011, brings to the Company 25 years of Pan-European retail experience, including executive positions with TJ Hughes and Animal Ltd. in the United Kingdom, Etam Group in the Netherlands, and Woolworths Group. Per Brodin, our Executive Vice President and Chief Financial Officer, has over 20 years of financial, accounting and management experience, including senior leadership positions with Centene Corporation and May Department Stores as well as working for twelve years at an international public accounting firm.

Business Strategy

Our business strategy is designed to maximize our sales opportunities, earnings growth and cash flow:

Generate Organic Growth

Continue To Enhance Merchandise and In-Store Experience

We are focused on enhancing the fashion-orientation and quality of our product offerings to deliver a unique, proprietary assortment that is highly relevant to our target customers. We believe we can drive growth through intensifying key merchandise categories, especially in higher margin and higher productivity products such as jewelry.

We believe we can drive increased frequency of visits through our unique and compelling in-store environment. We aim to provide a consistent, engaging and brand-right customer experience across all of our owned and franchised stores worldwide. Additionally, we focus on improving ease of shopping and increasing sales productivity by enhancing store layout and merchandise displays. We will continue to develop our store management teams and sales associates emphasizing in-store operational excellence.

Deepen Customer Relationship & Loyalty

We will continue to drive brand awareness and deepen customer relationships with our branding efforts conducted through in-store marketing collateral and ongoing social media, email, and text campaigns. Maintaining and improving our leadership in ear piercing also allows us to solidify the customer’s experience with Claire’s ® and establish brand loyalty early. We believe we can leverage our online community and proprietary customer database to drive increased customer engagement for Claire’s ® and Icing ® .

Expand and Upgrade Company-Operated Store Base

We have demonstrated a consistent track record of expanding our company-operated store base, opening 82, 157 and 110 new company-operated stores in Fiscal 2010, Fiscal 2011 and Fiscal 2012, respectively. Of our 110 new stores opened in Fiscal 2012, 79 were in Europe, 28 were in North America and three were in China. We plan to open approximately 140 company-operated new stores in Fiscal 2013 across all of our markets in Europe, North America and China. We recently entered the countries of China and Italy and believe these countries present significant growth opportunities. In North America, the Claire’s ® brand has significant penetration but we continue to opportunistically pursue additional locations. We also believe there is a compelling opportunity to remodel key locations in both North America and Europe in order to create a more contemporary ambience and a visually appealing display of our innovative product offerings, and to further enhance our customer’s in-store experience. Historically, our remodel capital expenditures have produced increased sales and returns similar to our new store expenditures.

We believe the Icing ® brand has significant long-term growth potential in North America and plan up to 35 new store openings in Fiscal 2013. Over time, we plan to launch Icing ® internationally to countries where we can leverage the existing Claire’s expertise and infrastructure.

Franchise in New International Countries

Developing a robust franchising model has allowed us to gain a foothold in multiple international geographies and we believe that significant high potential “white space” opportunities remain. In 2012, we entered Latin America and Southeast Asia, and have partnered with a single franchisee in each region to open stores in multiple countries. We are currently studying our brand introduction strategy for Brazil, Russia, and

Australia via our franchise model. In 2011, under our franchise model, we entered into the countries of Mexico and India which we believe offer high growth opportunities. We will continue to evaluate new countries for franchised stores. In addition, we believe the Icing ® brand represents an additional opportunity for franchise growth.

Grow Our E-Commerce Sales

We believe that the increasing penetration of internet enabled devices within our customer base offers an opportunity to better connect with our customer and complement our in-store experience. In addition, our on-line channel allows us to expand product offerings to include complementary products not available in our stores. We believe that, over time, our digital platform represents a valuable tool for engaging with our customer, gathering feedback on her preferences and enhancing our product testing capabilities, all of which should drive higher sales productivity both in-store and online.

Equity Sponsor

Founded in 1990, Apollo is a leading global alternative investment manager with offices in New York, Los Angeles, Houston, London, Frankfurt, Luxembourg, Singapore, Mumbai and Hong Kong. As of June 30, 2013, Apollo had assets under management of approximately $113.1 billion in its private equity, credit and real estate businesses.

Apollo and its affiliates have extensive experience investing in retail-oriented companies. Apollo’s current retail portfolio includes investments in CKE Restaurants and Sprouts Farmers Markets. Apollo’s past successful retail investments include General Nutrition Centers, Zale Corporation, AMC Entertainment, Rent-A-Center, Dominick’s Supermarkets, Ralphs Grocery Company, Smart & Final and Proffitt’s Department Stores.

Indebtedness

Our May 2007 acquisition by the Apollo Funds was financed by equity contributions from the Apollo Funds and through the incurrence by Claire’s Stores of a significant amount of indebtedness under a bank credit facility (the “Former Credit Facility”) and senior and senior subordinated notes (the “Merger Notes”). At the time of the acquisition we did not have any material indebtedness. Since 2011, the Former Credit Facility and a significant amount of the Merger Notes have been refinanced with the proceeds of additional note issuances. The following table summarizes the amounts and maturities of the remaining outstanding Merger Notes and additional note issuances (collectively, the “Notes”) as of August 3, 2013:

Note Series	Maturity	Amount (in millions)
9.0% Senior Secured First Lien Notes	2019	$1,140.3	*
6.125% Senior Secured First Lien Notes	2020	210.0
8.875% Senior Secured Second Lien Notes	2019	450.0
7.75% Senior Notes	2020	320.0
10.5% Senior Subordinated Notes	2017	215.9

*	Includes unamortized premium of approximately $15.3 million.

In addition, we have a $115.0 million senior secured revolving credit facility that terminates in 2017 (the “Credit Facility”), which was undrawn as of August 3, 2013, and a capital lease obligation of approximately $17.3 million. See “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for further information regarding our Credit Facility and Notes.

Risk Factors

Investing in our common stock involves substantial risk. Our ability to execute our strategy is also subject to certain risks. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. If any of the risks or the risks described under the heading “Risk Factors” were to occur, you may lose part or all of your investment. You should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors” before making an investment decision.

Additional Information

Our principal executive offices are located at 2400 West Central Road, Hoffman Estates, IL 60192, and our telephone number is (847) 765-1100.

Claire’s Inc. was incorporated in Delaware on March 19, 2007.

The Offering

Issuer	Claire’s Inc.

Common stock offered by us	shares.

Common stock to be outstanding immediately after the offering	shares.

Option to purchase additional shares	To the extent that the underwriters sell more than shares of common stock, the underwriters have the option to purchase up to an additional shares from us at the initial public offering price less the underwriting discount. They may exercise this option for 30 days from the date of this prospectus.

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million ($ million if the underwriters’ option to purchase additional shares is exercised in full) after deducting the estimated underwriting discounts and commissions and other expenses of $ million payable by us ($ million if the underwriters’ option to purchase additional shares is exercised in full), assuming the shares are offered at $ per share, which represents the midpoint of the range set forth on the front cover of this prospectus. We intend to use these net proceeds to refinance existing indebtedness. For sensitivity analyses as to the offering price and other information, see “Use of Proceeds.” In addition, upon the completion of this offering, we will pay from cash on hand a fee of approximately $ million (plus any unreimbursed expenses) to Apollo Management and Tri-Artisan Capital Partners, LLC (“Tri-Artisan” and collectively, the “Managers”) in connection with the termination of our management services agreement, as described under “Certain Relationships and Related Party Transactions—Management Fee.”

Dividend policy	We currently intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth. The decision whether to pay dividends will be made by our board of directors in light of conditions then existing, including factors such as our results of operations, financial condition and requirements, business conditions and covenants under any applicable contractual arrangements, including our indebtedness. See “Dividend Policy.”

Risk factors	You should carefully read and consider the information set forth under “Risk Factors” beginning on page 12 of this prospectus and all other information set forth in this prospectus before deciding to invest in our common stock.

NYSE symbol	“CLRS”

Conflicts of Interest	Apollo Global Securities, LLC, an underwriter of this offering, is an affiliate of Apollo Management, which manages our controlling stockholders. Since Apollo Management beneficially owns more than 10% of our outstanding common stock, a “conflict of interest” is deemed to exist under Rule 5121(f)(5)(B) of the Conduct Rules of the Financial Industry Regulatory Authority, or FINRA. As such, any underwriter that has a conflict of interest pursuant to Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer. Pursuant to Rule 5121, a “qualified independent underwriter” (as defined in Rule 5121) must participate in the preparation of the prospectus and perform its usual standard of due diligence with respect to the registration statement and this prospectus. has agreed to act as qualified independent underwriter for the offering. See “Underwriting (Conflicts of Interest).”

Except as otherwise indicated, all of the information in this prospectus assumes:

•	no exercise of the underwriters’ option to purchase up to additional shares of common stock; and

•	an initial offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus.

Summary Historical Consolidated Financial Information

The following table sets forth our summary historical consolidated financial and operating data.

The summary historical consolidated financial data for Fiscal 2012, Fiscal 2011 and Fiscal 2010 and summary historical balance sheet data as of the end of Fiscal 2011 and Fiscal 2012 have been derived from our audited Consolidated Financial Statements contained elsewhere in this prospectus. The summary historical consolidated financial data for the six months ended August 3, 2013 and July 28, 2012 and summary historical balance sheet data as of August 3, 2013 have been derived from our unaudited Condensed Consolidated Financial Statements contained elsewhere in the prospectus.

Our historical results included below are not necessarily indicative of our future performance. This information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and the related notes incorporated by reference into this prospectus.

	Six Months Ended		Fiscal Year Ended
	August 3, 2013	July 28, 2012	February 2, 2013 (1)	January 28, 2012 (1)	January 29, 2011 (1)
	(in thousands, except for per share data and store data)
Statement of Operations Data:
Net sales	$720,709	$700,234	$1,557,020	$1,495,900	$1,426,397
Cost of sales, occupancy and buying expenses expenses (exclusive of depreciation and amortization shown separately below)	359,539	351,869	755,996	724,775	685,111

Gross profit	361,170	348,365	801,024	771,125	741,286
Other expenses:
Selling, general and administrative	251,835	238,911	503,254	504,360	493,081
Depreciation and amortization	31,778	32,190	64,879	68,753	65,198
Impairment of assets	—	—	—	—	12,262
Severance and transaction-related costs	1,804	1,493	2,828	6,928	741
Other expense (income), net	(1,158)	580	(6,105)	(1,254)	5,542

	284,259	237,174	564,856	578,787	576,824

Operating income	76,911	75,191	236,168	192,338	164,462
Gain (loss) on early debt extinguishment	(4,795)	(4,602)	(8,952)	7,058	13,583
Impairment of equity investment	—	—	—	—	6,030
Interest expense, net	113,526	93,476	206,287	172,569	154,382

Income (loss) from continuing operations before income taxes (benefit)	(41,410)	(22,887)	20,929	26,827	17,633
Income tax expense (benefit)	3,550	2,330	14,685	11,022	10,476

Net income (loss)	$(44,960)	$(25,217)	$6,244	$15,805	$7,157

Earnings (loss) per share—basic and diluted	$(0.74)	$(0.41)	$0.10	$0.26	$0.12
Weighted average shares outstanding—basic	60,875	60,785	60,805	60,685	60,557
Weighted average shares outstanding—diluted	60,875	60,785	60,805	60,695	60,591
Pro forma earnings per share—basic and diluted (2)
Pro forma weighted average shares outstanding—basic and diluted (2)

	Six Months Ended		Fiscal Year Ended
	August 3, 2013	July 28, 2012	February 2, 2013 (1)	January 28, 2012 (1)	January 29, 2011 (1)
	(in thousands, except for per share data and store data)
Other Financial Data:
Adjusted EBITDA (3)	$115,049	$112,713	$308,034	$274,732	$263,890
Adjusted EBITDA margin (3)	16.0%	16.1%	19.8%	18.4%	18.5%
Capital expenditures:
New stores and remodels (4)	35,991	26,819	64,398	63,705	40,126
Other	6,344	5,043	9,455	12,912	9,689
Total capital expenditures (4)	42,335	31,862	73,853	76,617	49,815
Cash interest expense (5)	108,081	71,830	161,264	133,036	107,361
Same store sales growth	1.3%	(0.7)%	1.8%	0.1%	6.5%

Store Data (at period end):
Number of stores:
North America	1,914	1,940	1,921	1,953	1,972
Europe	1,169	1,134	1,161	1,118	1,009
China	11	—	3	—	—

Total company-operated	3,094	3,074	3,085	3,071	2,981
Franchise	414	376	392	381	395

Total global stores	3,508	3,450	3,477	3,452	3,376
Total gross square footage of company-operated stores (000’s)			3,117	3,092	3,012
Net sales per company-operated store (000’s) (6)			$506	$494	$481
Net sales per square foot of company-operated stores (7)			$502	$490	$476

	August 3, 2013	February 2, 2013	January 28, 2012	January 29, 2011
	(in thousands, except for per share data and store data)
Balance Sheet Data:
Cash and cash equivalents (8)	$79,038	$169,256	$177,612	$281,384
Total assets	2,731,817	2,800,641	2,765,551	2,867,918
Total debt (including capital lease) (9)	2,353,399	2,346,920	2,366,815	2,491,691
Total net debt (Total debt less Cash and cash equivalents)	2,274,361	2,177,664	2,189,203	2,210,307
Total stockholders’ (deficit) equity	(21,914)	28,866	15,498	5,336

(1)	Fiscal 2012 consisted of 53 weeks; Fiscal 2011 and Fiscal 2010 were 52 week periods.
(2)	Pro forma earnings per share give effect to the following events, as if each occurred on January 29, 2012, the first day of our fiscal 2012: (i) our sale of shares of common stock in this offering at an assumed price of $ per share (the midpoint of the range listed on the cover page of this Prospectus), the net proceeds of which we have estimated to be $ and (ii) the application of the net proceeds to refinance debt as set forth in “Use of Proceeds.” Pro forma earnings per share consists of pro forma net income divided by the pro forma weighted average shares outstanding. The pro forma adjustments do not reflect the termination of our management services agreement with the Managers.
(3)	See “Non-GAAP financial measures” for an explanation of Adjusted EBITDA and Adjusted EBITDA margin as presented in this table.

A reconciliation of historical net income (loss) to Adjusted EBITDA is set forth in the following table:

	Six Months Ended		Fiscal Year Ended
	August 3, 2013	July 28, 2012	February 2, 2013	January 28, 2012	January 29, 2011
Net income (loss) (a)	$(44,960)	$(25,217)	$6,244	$15,805	$7,157
Income tax expense	3,550	2,330	14,685	11,022	10,476
Interest expense	113,557	93,540	206,486	173,036	154,463
Interest income	(31)	(64)	(199)	(467)	(81)
Depreciation and amortization	31,778	32,190	64,879	68,753	65,198
Loss (gain) on early extinguishment of debt	4,795	4,602	8,952	(7,058)	(13,583)
Impairment (b)	—	—	—	—	18,292
Stock compensation, book to cash, rent, intangible amortization (c)	2,024	114	857	1,875	9,865
Management fee, consulting expense, joint venture investment (d)	1,500	2,135	3,518	3,000	6,442
Other (e)	2,836	3,083	2,612	8,766	5,661

Adjusted EBITDA	$115,049	$112,713	$308,034	$274,732	$263,890

(a)	Fiscal 2011 includes a $2.0 million gain to remeasure a Euro-denominated loan at the period end foreign exchange rate.
(b)	Represents non-cash impairment charges.
(c)	Includes: non-cash stock compensation expense, net non-cash rent expense, amortization of rent free periods, the inclusion of cash landlord allowances, and the net accretion of favorable (unfavorable) lease obligations and non-cash amortization of lease rights.
(d)	Includes: the management fee paid to the Managers, non-recurring consulting expenses and non-cash equity loss from our 50:50 joint venture (effective September 2, 2010, we had no ownership in this joint venture).
(e)	Includes: non-cash losses on property and equipment primarily associated with the sale of our North American distribution center/office building, remodels, relocations and closures; costs, including third party charges and compensation, incurred in conjunction with the relocation of new employees; non-cash foreign exchange gains/losses resulting from intercompany transactions and remeasurements of U.S. dollar denominated cash accounts and foreign currency denominated debt of our foreign entities into their functional currency; and severance and transaction related costs.

Adjusted EBITDA margin represents Adjusted EBITDA divided by net sales for the applicable period, expressed as a percentage.

(4)	For the six months ended August 3, 2013, six months ended July 28, 2012, Fiscal 2012, Fiscal 2011 and Fiscal 2010 includes expenditures for store-related intangible assets in the amounts of $1,617, $1,174, $5,049, $5,709 and $1,104, respectively.
(5)	Cash interest expense does not include amortization of debt issuance costs, or interest expense paid in kind, or accretion of debt premium.
(6)	Net sales per company-operated store are calculated based on the average number of stores during the period.
(7)	Net sales per square foot of company-operated stores are calculated based on the average gross square feet during the period.
(8)	Cash and cash equivalents include restricted cash of $0, $0, $4,350 and $23,864 as of August 3, 2013, February 2, 2013, January 28, 2012 and January 29, 2011 respectively.
(9)	At August 3, 2013 and February 2, 2013, total debt included unamortized premium of $15,257 and $16,294, respectively.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before investing in our common stock. We describe below risks known to us that we believe are material to our business. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or cash flows. In such a case, you may lose part or all of your original investment.

Risks Relating to Our Business

Economic conditions may adversely impact demand for our merchandise, which could adversely impact our business, results of operations, financial condition and cash flows.

Consumer purchases of discretionary items, including our merchandise, generally decline during recessionary periods and other periods where disposable income is adversely affected. Some of the factors impacting discretionary consumer spending include general economic conditions, wages and employment, consumer debt, the availability of customer credit, currency exchange rates, taxation, fuel and energy prices, interest rates, consumer confidence and other macroeconomic factors. Downturns in the economy typically affect consumer purchases of merchandise and could adversely impact our results of operations and continued growth.

Fluctuations in consumer preferences may adversely affect the demand for our products and result in a decline in our sales.

Our retail fashion jewelry and accessories business fluctuates according to changes in consumer preferences. If we are unable to anticipate, identify or react to changing styles or trends, our sales may decline, and we may be faced with excess inventories. If this occurs, we may be forced to rely on additional markdowns or promotional sales to dispose of excess or slow moving inventory, which could have a material adverse effect on our results of operations and adversely affect our margins. In addition, if we miscalculate customer tastes and our customers come to believe that we are no longer able to offer merchandise that appeals to them, our brand image may suffer.

Advance purchases of our merchandise make us vulnerable to changes in consumer preferences and pricing shifts and may negatively affect our results of operations.

Fluctuations in the demand for retail jewelry and accessories especially affect the inventory we sell because we make decisions for the purchase and manufacture of merchandise with our suppliers in advance of the applicable season and sometimes before trends are identified or evidenced by customer purchases. In addition, the cyclical nature of the retail business requires us to carry a significant amount of inventory, especially prior to peak selling seasons when we and other retailers generally build up inventory levels. As a result, we are vulnerable to demand and pricing shifts and it is more difficult for us to respond to new or changing customer needs. Our financial condition could be materially adversely affected if we are unable to manage inventory levels and respond to short-term shifts in client demand patterns. Inventory levels in excess of client demand may result in excessive markdowns and, therefore, lower than planned margins. If we underestimate demand for our merchandise, on the other hand, we may experience inventory shortages resulting in missed sales and lost revenues. Either of these events could negatively affect our operating results and brand image.

A disruption of imports from our foreign suppliers may increase our costs and reduce our supply of merchandise.

We do not own or operate any manufacturing facilities. We purchased merchandise from approximately 660 suppliers in Fiscal 2012. Approximately 86% of our Fiscal 2012 merchandise was purchased from suppliers outside the United States, including approximately 70% purchased from China. Any event causing a sudden disruption of imports from China or other foreign countries, including political and financial instability, would likely have a material adverse effect on our operations. We cannot predict whether any of the countries in which our products currently are manufactured or may be manufactured in the future will be subject to additional trade restrictions imposed by the United States. and other foreign governments, including the likelihood, type or effect of any such restrictions. Trade restrictions, including increased tariffs or quotas, embargoes and customs restrictions, on merchandise that we purchase could increase the cost or reduce the supply of merchandise available to us and adversely affect our business, financial condition and results of operations. The United States has previously imposed trade quotas on specific categories of goods and apparel imported from China, and may impose additional quotas in the future. International pressure on China regarding revaluation of the Chinese yuan, continues, which has included proposed United States Federal legislation to impose tariffs on imports from China unless the Chinese government revalues the Chinese yuan.

Fluctuations in foreign currency exchange rates could negatively impact our results of operations.

Substantially all of our foreign purchases of merchandise are negotiated and paid for in United States dollars. As a result, our sourcing operations may be adversely affected by significant fluctuation in the value of the United States dollar against foreign currencies. We are also exposed to the gains and losses resulting from the effect that fluctuations in foreign currency exchange rates have on the reported results in our Consolidated Financial Statements due to the translation of operating results and financial position of our foreign subsidiaries. We purchased approximately 70% of our merchandise from China in Fiscal 2012. During Fiscal 2012, the Chinese yuan strengthened against the United States dollar, and this trend is continuing in Fiscal 2013. An increase in the Chinese yuan against the dollar means that we will have to pay more in United States dollars for our purchases from China. If we are unable to negotiate commensurate price decreases from our Chinese suppliers, these higher prices would eventually translate into higher costs of sales, which could have a material adverse effect on our operating results.

Our business depends on the willingness of vendors and service providers to supply us with goods and services pursuant to customary credit arrangements which may not be available to us in the future.

Like most companies in the retail sector, we purchase goods and services from trade creditors pursuant to customary credit arrangements. If we are unable to maintain or obtain trade credit from vendors and service providers on terms favorable to us, or at all, or if vendors and service providers are unable to obtain trade credit or factor their receivables, then we may not be able to execute our business plan, develop or enhance our products or services, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business. In addition, the tightening of trade credit could limit our available liquidity.

The failure to grow our store base outside of North America, expand our international franchising business or grow our e-commerce business may adversely affect our business.

Our growth plans include expanding our store base outside of North America, with plans to expand our store base in Europe, Asia, and South America. We opened our first Claire’s store in China in the last quarter of Fiscal 2012, and have plans for accelerated growth in China in the near future. We have limited experience in operating in some of these locations outside of North America, including China. Our ability to grow successfully outside of North America depends in part on determining a sustainable formula to build customer loyalty and gain market share in certain especially challenging international retail environments. Customers in our new markets may not be as familiar with our brands, and we may need to build brand awareness in these markets through greater investments in promotional activities. As a result, our sales may not be at volumes we plan or not result in the margins we anticipate. In addition, in many of these markets, the real estate, employment and labor, transportation and logistics, regulatory, and other operating requirements differ dramatically from those in the places where we have experience. Also, the integration of our operations in foreign countries presents certain challenges not necessarily presented in the integration of our North America operations. If our expansion plans outside of North America are unsuccessful or do not deliver an appropriate return on our investments, our consolidated operations and financial results could be materially and adversely affected.

We also plan to expand into new countries by entering into franchising and licensing agreements with unaffiliated third parties who are familiar with the local retail environment and have sufficient retail experience to operate stores in accordance with our business model, which requires strict adherence to the guidelines established by us in our franchising agreements. Failure to identify appropriate franchisees or negotiate acceptable terms in our franchising and licensing agreements that meet our financial targets would adversely affect our international expansion goals, and could have a material adverse effect on our operating results and impede our strategy of increasing our net sales through expansion.

We launched our United States e-commerce business in 2011, and launched our e-commerce business for Claire’s in Canada, Icing in North America, and Claire’s in Europe in Fiscal 2013. Failure to grow our current e-commerce business in the United States, or successfully launch and grow our e-commerce business in these new markets, could have a material adverse effect on our operating results and impede our growth strategy.

Our cost of doing business could increase as a result of changes in federal, state, local and international regulations regarding the content of our merchandise.

The Consumer Product Safety Improvement Act of 2008 (“CPSIA”), in general, bans the sale of children’s products containing lead in excess of certain maximum standards, and imposes other restrictions and requirements on the sale of children’s products, including importing, testing and labeling requirements. In addition, various states, from time to time, propose or enact legislation regarding heavy metals or chemicals in products that differ from federal laws. We are also subject to various other health and safety rules and regulations, such as the Federal Food Drug and Cosmetic Act and the Federal Hazardous Substance Act. Our inability to comply with these regulatory requirements, including the new initiatives labeled as “green chemistry,” or other existing or newly adopted regulatory requirements, could increase our cost of doing business or result in significant fines or penalties that could have a material adverse effect on our business, results of operations, financial condition and cash flows.

In addition to regulations governing the sale of our merchandise in the United States and Canada, we are also subject to regulations governing the sale of our merchandise in our Europe and China stores. The European Union “REACH” legislation requires identification and disclosure of chemicals in consumer products, including chemicals that might be in the merchandise that we sell. Over time, this regulation, among other items, may require us to substitute certain chemicals contained in our products with substances the European Union considers safer. In China, we are subject to similar product and safety laws. Our failure to comply with this foreign legislation could result in significant fines or penalties and increase our cost of doing business.

Recalls, product liability claims, and government, customer or consumer concerns about product safety could harm our reputation, increase costs or reduce sales.

We are subject to regulation by the Consumer Product Safety Commission and similar state and international regulatory authorities, and our products could be subject to involuntary recalls and other actions by these authorities. Concerns about product safety, including but not limited to concerns about the safety of products manufactured in China (where most of our products are manufactured), could lead us to recall selected products. Recalls and government, customer or consumer concerns about product safety could harm our reputation, increase costs or reduce sales, any of which could have a material adverse effect on our financial results.

If we are unable to renew or replace our store leases or enter into leases for new stores on favorable terms, or if any of our current leases are terminated prior to the expiration of their stated term and we cannot find suitable alternate locations, our growth and profitability could be adversely affected.

All of our stores are leased. Our ability to renew any expired lease or, if such lease cannot be renewed, our ability to lease a suitable alternate location, and our ability to enter into leases for new stores on favorable terms will depend on many factors which are not within our control, such as conditions in the local real estate market, competition for desirable properties, our relationships with current and prospective landlords, and negotiating acceptable lease terms that meet our financial targets. Our ability to operate stores on a profitable basis depends on various factors, including whether we can reduce the number of under-performing stores which have a higher level of fixed costs in comparison to net sales, and our ability to maintain a proportion of new stores to mature stores that does not harm existing sales. If we are unable to renew existing leases or lease suitable alternate locations, enter into leases for new stores on favorable terms, or increase our same store sales, our growth and our profitability could be adversely affected.

Additionally, the economic environment may at times make it difficult to determine the fair market rent of retail real estate properties within the countries that we operate. This could impact the quality of our decisions to exercise lease options at previously negotiated rents, renew expiring leases or enter into new leases, in each case at negotiated rents. These decisions could also impact our ability to retain real estate locations adequate to meet our financial targets or efficiently manage the profitability of our existing store portfolio and could have a material adverse effect on our results of operations.

Natural disasters or unusually adverse weather conditions or potential emergence of disease or pandemic could adversely affect our net sales or supply of inventory.

Unusually adverse weather conditions, natural disasters, potential emergence of disease or pandemic or similar disruptions, especially during peak holiday selling seasons, but also at other times, could significantly reduce our net sales. In addition, these disruptions could also adversely affect our supply chain efficiency and make it more difficult for us to obtain sufficient quantities of merchandise from suppliers, which could have a material adverse effect on our financial position, earnings, and cash flow.

Information technology systems changes may disrupt our supply of merchandise.

Our success depends, in large part, on our ability to source and distribute merchandise efficiently. We continue to evaluate and leverage the best of both our North America and Europe information systems to support our product supply chain, including merchandise planning and allocation, inventory and price management in those markets and also in China. We also continue to evaluate and implement modifications and upgrades to our information technology systems. Modifications involve replacing legacy systems with successor systems or making changes to the legacy systems and our ability to maintain effective internal controls. We are aware of inherent risks associated with replacing and changing these core systems, including accurately capturing data, and possibly encountering supply chain disruptions. There can be no assurances that we will successfully launch these new systems as planned or that they will occur without disruptions to our operations. Information technology system disruptions, if not anticipated and appropriately mitigated, could have a material adverse effect on our operations.

If we experience a data security breach and confidential customer information is disclosed, we may be subject to penalties and experience negative publicity, which could affect our customer relationships and have a material adverse effect on our business, and we may incur increasing costs in an effort to minimize these cybersecurity risks.

We are continuing to expand our digital reach through various channels, including e-commerce. As we continue to expand these channels, our risks regarding data privacy and possible cyber attacks increase. We and our customers could suffer harm if customer information were accessed by third parties due to a security failure in our systems. The collection of data and processing of transactions require us to receive and store a large amount of personally identifiable data. This type of data is subject to legislation and regulation in various jurisdictions. Data security breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting state and federal legislative proposals addressing data privacy and security. We may become exposed to potential liabilities with respect to the data that we collect, manage and process, and may incur legal costs if our information security policies and procedures are not effective or if we are required to defend our methods of collection, processing and storage of personal data. Future investigations, lawsuits or adverse publicity relating to our methods of handling personal data could adversely affect our business, results of operations, financial condition and cash flows due to the costs and negative market reaction relating to such developments.

We may not have the resources or technical expertise to anticipate or prevent rapidly-evolving types of cyber attacks. Attacks may be targeted at us, our customers, or others who have entrusted us with information. Actual or anticipated attacks may cause us to incur increasing costs, including costs to hire additional personnel, purchase additional protection technologies, train employees, and engage third-party experts and consultants. Advances in computer capabilities, new technological discoveries, or other developments may result in the technology used by us to protect data being breached or compromised. In addition, data and security breaches can also occur as a result of non-technical issues, including breach by us or by persons with whom we have commercial relationships that result in the unauthorized release of personal or confidential information. Any compromise or breach of our security could result in violation of applicable privacy and other laws, significant legal and financial exposure, and a loss of confidence in our security measures, which could have a material adverse effect on our results of operations and our reputation.

Changes in the anticipated seasonal business pattern could adversely affect our sales and profits and our quarterly results may fluctuate due to a variety of factors.

Our business typically follows a seasonal pattern, peaking during the Christmas, Easter and back-to-school periods. Seasonal fluctuations also affect inventory levels, because we usually order merchandise in advance of peak selling periods. Our quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including the time of store openings, the amount of revenue contributed by new stores, the timing and level of markdowns, the timing of store closings, expansions and relocations, competitive factors and general economic conditions.

A decline in number of people who go to shopping malls could reduce the number of our customers and reduce our net sales.

Substantially all of our North America stores are located in shopping malls. Our North America sales are derived, in part, from the high volume of traffic in those shopping malls. We benefit from the ability of the shopping mall’s “anchor” tenants, generally large department stores and other area attractions, to generate consumer traffic around our stores. We also benefit from the continuing popularity of shopping malls as shopping destinations for girls and young women. Sales volume and shopping mall traffic may be adversely affected by economic downturns in a particular area, competition from non-shopping mall retailers and other shopping malls where we do not have stores and the closing of anchor tenants in a particular shopping mall. In addition, a decline in the popularity of shopping malls among our target customers that may curtail customer visits to shopping malls, could result in decreased sales that would have a material adverse effect on our business, financial condition and results of operations.

Our industry is highly competitive.

The specialty retail business is highly competitive. We compete with international, national and local department stores, specialty and discount store chains, independent retail stores, e-commerce services, digital content and digital media devices, web services, direct marketing to consumers and catalog businesses that market similar lines of merchandise. Many of our competitors are companies with substantially greater financial, marketing and other resources. Given the large number of companies in the retail industry, we cannot estimate the number of our competitors. Although we launched our Claire’s United States e-commerce site in 2011, and launched our e-commerce sites for Claire’s in Canada, Icing in North America, and Claire’s in Europe in Fiscal 2013, significant shifts in customer buying patterns to purchasing fashionable jewelry and accessories at affordable prices through channels other than traditional shopping malls, such as e-commerce, could have a material adverse effect on our financial results.

Adoption of new or revised employment and labor laws and regulations could make it easier for our employees to obtain union representation and our business could be adversely impacted.

Currently, none of our employees in North America are represented by unions. However, our employees have the right at any time under the National Labor Relations Act to form or affiliate with a union. If some or all of our workforce were to become unionized and the terms of the collective bargaining agreement were significantly different from our current compensation arrangements, it could increase our costs and adversely impact our profitability. Any changes in regulations, the imposition of new regulations, or the enactment of new legislation could have an adverse impact on our business, to the extent it becomes easier for workers to obtain union representation.

Higher health care costs and labor costs could adversely affect our business.

With the passage in 2010 of the U.S. Patient Protection and Affordable Care Act, we are required to provide affordable coverage, as defined in the Act, to all employees, or otherwise be subject to a payment per employee based on the affordability criteria in the Act. Many of these requirements will be phased in over a period of time. Additionally, some states and localities have passed state and local laws mandating the provision of certain levels of health benefits by some employers. Increased health care and insurance costs could have a material adverse effect on our business, financial condition and results of operations. In addition, changes in the federal or state minimum wage or living wage requirements or changes in other workplace regulations could adversely affect our ability to meet our financial targets.

Our profitability could be adversely affected by high petroleum prices.

The profitability of our business depends to a certain degree upon the price of petroleum products, both as a component of the transportation costs for delivery of inventory from our vendors to our stores and as a raw material used in the production of our merchandise. We are unable to predict what the price of crude oil and the resulting petroleum products will be in the future. We may be unable to pass along to our customers the increased costs that would result from higher petroleum prices. Therefore, any such increase could have a material adverse impact on our business and profitability.

The possibility of war and acts of terrorism could disrupt our information or distribution systems and increase our costs of doing business.

A significant act of terrorism could have a material adverse impact on us by, among other things, disrupting our information or distributions systems, causing dramatic increases in fuel prices, thereby increasing the costs of doing business and affecting consumer spending, or impeding the flow of imports or domestic products to us.

We depend on our key personnel.

Our ability to anticipate and effectively respond to changing trends and consumer preferences depends in part on our ability to attract and retain key personnel in our design, merchandising, marketing and other functions. We cannot be sure that we will be able to attract and retain a sufficient number of qualified personnel in future periods. The loss of services of key members of our senior management team or of certain other key employees could also negatively affect our business.

Litigation matters incidental to our business could be adversely determined against us.

We are involved from time to time in litigation incidental to our business. Management believes that the outcome of current litigation will not have a material adverse effect on our results of operations or financial condition. Depending on the actual outcome of pending litigation, charges would be recorded in the future that may have an adverse effect on our operating results.

Goodwill and indefinite-lived intangible assets comprise a significant portion of our total assets. We must test goodwill and indefinite-lived intangible assets for impairment at least annually or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable; which could result in a material, non-cash write-down of goodwill or indefinite-lived intangible assets and could have a material adverse impact on our results of operations.

Goodwill and indefinite-lived intangible assets are subject to impairment assessments at least annually (or more frequently when events or circumstances indicate that an impairment may have occurred) by applying a fair-value test. Our principal intangible assets, other than goodwill, are tradenames, franchise agreements, and leases that existed at date of acquisition with terms that were favorable to market at that date. We may be required to recognize additional impairment charges in the future. Additional impairment losses could have a material adverse impact on our results of operations and stockholder’s deficit.

There are factors that can affect our provision for income taxes.

We are subject to income taxes in numerous jurisdictions, including the United States, individual states and localities, and internationally. Our provision for income taxes in the future could be adversely affected by numerous factors including, but not limited to, the mix of income and losses from our foreign and domestic operations that may be taxed at different rates, changes in the valuation of deferred tax assets and liabilities, and changes in tax laws, regulations, accounting principles or interpretations thereof, which could adversely impact earnings in future periods. In addition, the estimates we make regarding domestic and foreign taxes are based on tax positions that we believe are supportable, but could potentially be subject to successful challenge by the Internal Revenue Service or other authoritative agencies. If we are required to settle matters in excess of our established accruals for uncertain tax positions, it could result in a charge to our earnings.

If we or our independent manufacturers, franchisees or licensees do not use ethical business practices or comply with applicable laws and regulations, our brand name could be harmed due to negative publicity and our results of operations could be adversely affected.

While our internal and vendor operating guidelines promote ethical business practices, we do not control our independent manufacturers, franchisees or licensees, or their business practices. Accordingly, we cannot guarantee their compliance with our guidelines. Violation of labor or other laws, such as the Foreign Corrupt Practices Act, the U.K. Bribery Act, and sanction laws administered by Office of Foreign Assets Control (OFAC) by our independent manufacturers, franchisees or licensees, or the divergence from labor practices generally accepted as ethical in the United States, could diminish the value of our brand and reduce demand for our merchandise if, as a result of such violation, we were to attract negative publicity. In addition, we also conduct business directly in many countries and increased our international activities with the opening of company-operated stores in China in the latter part of Fiscal 2012. Accordingly, we are also subject to the Foreign Corrupt Practices Act, the U.K. Bribery Act, and OFAC sanction laws. Acts by our employees that violate these laws could subject us to criminal or civil sanctions and penalties. As a result, our results of operations could be adversely affected.

We rely on third parties to deliver our merchandise and if these third parties do not adequately perform this function, our business would be disrupted.

The efficient operation of our business depends on the ability of our third party carriers to ship merchandise directly to our distribution facilities and individual stores. These carriers typically employ personnel represented by labor unions and have experienced labor difficulties in the past. Due to our reliance on these parties for our shipments, interruptions in the ability of our vendors to ship our merchandise to our distribution facilities or the ability of carriers to fulfill the distribution of merchandise to our stores could adversely affect our business, financial condition and results of operations.

We depend on single North America, Europe and International distribution facilities.

We handle merchandise distribution for all of our North America and China stores from a single facility in Hoffman Estates, Illinois, a suburb of Chicago, Illinois. We handle merchandise distribution for all of our Europe operations from a single facility in Birmingham, United Kingdom. We handle merchandise distribution for all of our international franchise operations from a single facility in Hong Kong. Independent third party transportation companies deliver our merchandise to our stores and our clients. Any significant interruption in the operation of our distribution facilities or the domestic transportation infrastructure due to natural disasters, accidents, inclement weather, system failures, work stoppages, slowdowns or strikes by employees of the transportation companies, or other unforeseen causes could delay or impair our ability to distribute merchandise to our stores, which could result in lower sales, a loss of loyalty to our brands and excess inventory and would have a material adverse effect on our business, financial condition and results of operations.

We may be unable to protect our tradenames and other intellectual property rights.

We believe that our tradenames and service marks are important to our success and our competitive position due to their name recognition with our customers. There can be no assurance that the actions we have taken to establish and protect our tradenames and service marks will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as a violation of the tradenames, service marks and proprietary rights of others. The laws of some foreign countries may not protect proprietary rights to the same extent as do the laws of the United States, and it may be more difficult for us to successfully challenge the use of our proprietary rights by other parties in these countries. Also, others may assert rights in, or ownership of, our tradenames and other proprietary rights, and we may be unable to successfully resolve those types of conflicts to our satisfaction.

Our success depends on our ability to maintain the value of our brands.

Our success depends on the value of our Claire’s ® and Icing ® brands. The Claire’s ® and Icing ® names are integral to our business as well as to the implementation of our strategies for expanding our business. Maintaining, promoting and positioning our brands will depend largely on the success of our design, merchandising, and marketing efforts and our ability to provide a consistent, enjoyable quality client experience. Our brands could be adversely affected if we fail to achieve these objectives for one or both of these brands and our public image and reputation could be tarnished by negative publicity. Any of these events could negatively impact sales.

We may be unable to rely on liability indemnities given by foreign vendors which could adversely affect our financial results.

The quality of our globally sourced products may vary from our expectations and sources of our supply may prove to be unreliable. In the event we seek indemnification from our suppliers for claims relating to the merchandise shipped to us, our ability to obtain indemnification may be hindered by the supplier’s lack of understanding of North America, Europe and China product liability laws. Our ability to successfully pursue indemnification claims may also be adversely affected by the financial condition of the supplier. Any of these circumstances could have a material adverse effect on our business and financial results.

Risks Relating to Our Indebtedness

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations under the Credit Facility and Notes.

We are significantly leveraged. As of August 3, 2013, our total debt was approximately $2.35 billion, consisting of borrowings under our Notes and a capital lease obligation. We cannot assure you that we will have the financial resources required, or that the conditions of the capital markets will support, any future refinancing or restructuring of those facilities or other indebtedness.

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under the Credit Facility and Notes. Our high degree of leverage could have important consequences, including:

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•

requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	exposing us to the risk of increased interest rates because certain of our borrowings, including borrowings under our Credit Facility, will be at variable rates of interest;

•

making it more difficult for us to satisfy our obligations with respect to our indebtedness, including the Notes, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the indentures governing the Notes and the agreements governing such other indebtedness;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	imposing restrictions on the operating of our business that may hinder our ability to take advantage of strategic opportunities to grow our business;

•

limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes, which could be exacerbated by further volatility in the credit markets; and

•

limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting.

Despite our substantial high indebtedness, we and our subsidiaries are still able to incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The indentures governing the Notes and our Credit Facility each contain restrictions on the incurrence of additional indebtedness. However, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. Accordingly, we and our subsidiaries may be able to incur substantial additional indebtedness in the future. As of August 3, 2013, we had undrawn availability under our Credit Facility of $109.3 million. If new debt is added to our and our subsidiaries’ existing debt levels, the related risks that we now face would increase. In addition, the indentures governing the Notes and our Credit Facility will not prevent us from incurring obligations that do not constitute indebtedness under those agreements.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

Our Credit Facility and the indentures governing the Notes contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our and our restricted subsidiaries’ ability to, among other things:

•	incur additional indebtedness or issue certain preferred shares;

•	pay dividends on, repurchase or make distributions in respect of our capital stock or make other restricted payments;

•	make certain investments;

•	transfer or sell certain assets;

•	create liens;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and

•	enter into certain transactions with our affiliates.

A breach of any of these covenants could result in a default under one or more of these agreements, including as a result of cross default provisions, and, in the case of the Credit Facility, permit the lenders to cease making loans to us. Upon the occurrence of an event of default under our indebtedness, the lenders and/or note holders could elect to declare all amounts outstanding to be immediately due and payable and, in the case of the Credit Facility, terminate all commitments to extend further credit. Such actions could cause cross defaults under our other indebtedness. If we were unable to repay such amounts, the lenders under our Credit Facility and the holders of our secured Notes could proceed against the collateral granted to them to secure that indebtedness.

We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness, including the Notes. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of our Credit Facility and the indentures governing the Notes or any future debt instruments that we may enter into may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

To service our debt obligations, we may need to increase the portion of the income of our foreign subsidiaries that is expected to be remitted to the United States, which could increase our income tax expense.

The amount of the income of our foreign subsidiaries that we expect to remit to the United States may significantly impact our United States federal income tax expense. We record United States federal income taxes on that portion of the income of our foreign subsidiaries that is expected to be remitted to the United States. In order to service our debt obligations, we may need to increase the portion of the income of our foreign subsidiaries that we expect to remit to the United States, which may significantly increase our income tax expense. Consequently, our income tax expense has been, and will continue to be, impacted by our strategic initiative to make substantial capital investments outside the United States.

If we default on our obligations to pay our other indebtedness, the holders of our debt could exercise rights that could have a material effect on us.

If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants in the instruments governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default,

•

the holders of such indebtedness may be able to cause all of our available cash flow to be used to pay such indebtedness and, in any event, could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest;

•	the lenders under our Credit Facility could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets; and

•	we could be forced into bankruptcy or liquidation.

If our operating performance declines, we may in the future need to obtain waivers from the required lenders under our Credit Facility to avoid being in default. If we breach our covenants under our Credit Facility and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our Credit Facility, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

Risks Related to This Offering

There is no existing market for our common stock and we do not know if one will develop, which could impede your ability to sell your shares and may depress the market price of our common stock.

There has not been a public market for our common stock prior to this offering. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the common stock will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. See “Underwriting.” Consequently, you may be unable to sell our common stock at prices equal to or greater than the price you pay in this offering.

Apollo controls us, and its interests may conflict with or differ from your interests as a stockholder.

After the consummation of this offering, the Apollo Funds will beneficially own approximately     % of our common stock, assuming the underwriters do not exercise their option to purchase additional shares, or     % if the underwriters exercise their option in full. As a result, Apollo will continue to have the ability to prevent any transaction that requires the approval of our stockholders, including the approval of significant corporate transactions such as mergers and the sale of substantially all of our assets.

The interests of Apollo could conflict with or differ from your interests as a holder of our common stock. For example, the concentration of ownership held by the Apollo Funds could delay, defer or prevent a change of control of us or impede a merger, takeover or other business combination that you as a stockholder may otherwise view favorably. Apollo is in the business of making or advising on investments in companies and holds, and may from time to time in the future acquire, interests in or provide advice to businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. They may also pursue acquisitions that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Our certificate of incorporation provides that we expressly renounce any interest or expectancy in any business opportunity, transaction or other matter in which Apollo or any of its directors, employees or other affiliates (the “Apollo Group”) participates or desires or seeks to participate in, even if the opportunity is one that we would reasonably be deemed to have pursued if given the opportunity to do so. The renouncement does not apply to any business opportunities that are presented to an Apollo Group member solely in such person’s capacity as a member of our board of directors and with respect to which no other member of the Apollo Group independently receives notice or otherwise identifies such business opportunity prior to us becoming aware of it, or if the business opportunity is initially identified by the Apollo Group solely through the disclosure of information by or on behalf of us. See “Management—Apollo Approval of Certain Matters and Rights to Nominate Certain Directors,” “Certain Relationships and Related Party Transactions—Stockholders Agreement” and “Description of Capital Stock—Certain Anti-Takeover, Limited Liability and Indemnification Provisions—Apollo Approval Rights.”

Apollo will continue to strongly influence or effectively control our decisions for so long as it beneficially owns a significant amount of our outstanding common stock.

So long as the Apollo Funds continue to beneficially own a significant amount of our equity, even if such amount is less than 50%, they may continue to be able to strongly influence or effectively control our decisions. For example, our bylaws require the approval of a majority of the directors nominated by Apollo Management voting on the matter for certain important matters, including mergers and acquisitions, issuances of equity and the incurrence of debt, so long as the Apollo Funds beneficially own at least 33 1/3% of our outstanding common stock. Upon completion of this offering, the Apollo Funds will continue to beneficially own more than 50% of our common stock. See “Management—Apollo Approval of Certain Matters and Rights to Nominate Certain Directors,” “Certain Relationships and Related Party Transactions—Stockholders Agreement” and “Description of Capital Stock—Certain Anti-Takeover, Limited Liability and Indemnification Provisions—Apollo Approval Rights.”

We will be a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Upon the closing of this offering, the Apollo Funds will continue to control a majority of our voting common stock. As a result, we will be a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under the rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including:

•	the requirement that we have a majority of independent directors on our board of directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Following this offering, we intend to utilize the foregoing exemptions from the New York Stock Exchange corporate governance requirements. As a result, we will not have a majority of independent directors nor will our nominating and corporate governance and compensation committees consist entirely of independent directors and we will not be required to have an annual performance evaluation of the nominating and corporate governance and compensation committees. See “Management.” Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

The price of our common stock may fluctuate significantly and you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your common stock at or above the price you paid for your common stock. The market price for our common stock could fluctuate significantly for various reasons, including:

•	our operating and financial performance and prospects;

•	changes in earnings estimates or recommendations by securities analysts who track our common stock or industry;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	the number of shares to be publicly traded after this offering; and

•	sales of common stock by us, the Apollo Funds or members of our management team.

In addition, the stock market has experienced significant price and volume fluctuations in recent years. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce our share price.

We currently have no plans to pay regular dividends on our common stock, so you may not receive funds without selling your common stock.

We currently have no plans to pay regular dividends on our common stock. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions applying to the payment of dividends, and other considerations that our board of directors deems relevant. The terms of our Credit Facility and the indentures governing the Notes include limitations on our ability to pay dividends and/or the ability of our subsidiaries to pay dividends to us. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment.

Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.

We may sell additional shares of common stock in subsequent public offerings or otherwise, including to finance acquisitions. We have 90,000,000 authorized shares of common stock, of which              shares will be outstanding upon consummation of this offering. The outstanding share number includes shares that we are selling in this offering, which may be resold immediately in the public market. The remaining outstanding shares are restricted from immediate resale under the lock-up agreements with the underwriters described in the “Underwriting” section of this prospectus, but may be sold into the market in the near future. These shares will become available for sale following the expiration of the lock-up agreements, which, without the prior consent of             , is 180 days after the date of this prospectus, subject to certain exceptions and extensions. Immediately after the expiration of the lock-up period, the shares will be eligible for resale under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), subject to volume limitations.

As soon as practicable after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering 8,200,000 shares of our common stock reserved for issuance under our Incentive Plan. Accordingly, shares of our common stock registered under such registration statement may become available for sale in the open market upon grants under the plan, subject to vesting restrictions, Rule 144 limitations applicable to our affiliates and the contractual lock-up provisions described below.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including any shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Our organizational documents may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their shares.

Provisions of our certificate of incorporation and bylaws may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our board of directors. These provisions include:

•	having a classified board of directors;

•	establishing limitations on the removal of directors;

•	prohibiting cumulative voting in the election of directors;

•

empowering only the board to fill any vacancy on our board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise, and requiring that, as long as the Apollo Funds continues to beneficially own at least 33 1/3% of our common stock, any vacancy resulting from the death, removal or resignation of an Apollo Management designee be filled by a majority of the remaining directors nominated by Apollo Management;

•

as long as the Apollo Funds continue to beneficially own more than 50.1% of our common stock, granting Apollo Management the right to increase the size of our board of directors and to fill the resulting vacancies at any time;

•	authorizing the issuance of “blank check” preferred stock without any need for action by stockholders;

•	prohibiting stockholders from acting by written consent or calling a special meeting if less than 50.1% of our outstanding common stock is beneficially owned by the Apollo Funds;

•

requiring the approval of a majority of the directors nominated by Apollo Management voting on the matter to approve certain business combinations and certain other significant matters so long as the Apollo Funds beneficially own at least 33 1/3% of our common stock; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

Our issuance of shares of preferred stock could delay or prevent a change in control of us. Our board of directors has the authority to cause us to issue, without any further vote or action by the stockholders, shares of preferred stock in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of shares of our preferred stock may have the effect of delaying, deferring or preventing a change in control without further action by the stockholders, even where stockholders are offered a premium for their shares.

Our bylaws also require the approval of a majority of directors nominated by Apollo Management voting on the matter for certain important matters, including mergers and acquisitions, issuances of equity and the incurrence of debt, as long as the Apollo Funds beneficially own at least 33 1/3% of our outstanding common stock. In addition, as long as the Apollo Funds beneficially own a majority of our outstanding common stock, Apollo Management will be able to control all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and certain corporate transactions. See “Management—Apollo Approval of Certain Matters and Rights to Nominate Certain Directors.” Together, these charter, bylaw and statutory provisions could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock. Furthermore, the existence of the foregoing provisions, as well as the significant common stock beneficially owned by the Apollo Funds and its rights to nominate a specified number of directors in certain circumstances, could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of us, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

You will experience an immediate and substantial dilution in the net tangible book deficit of the common stock you purchase.

After giving effect to this offering and the other adjustments described elsewhere in this prospectus under “Dilution,” we expect that our pro forma as adjusted net tangible book deficit as of August 3, 2013 would be $         per share. Based on an assumed initial public offering price of $         per share, the midpoint of the estimated offering range set forth on the cover page of this prospectus, you will experience immediate and substantial dilution of approximately $         per share in net tangible book deficit of the common stock you purchase in this offering. See “Dilution,” including the discussion of the effects on dilution from a change in the price of this offering.

The requirements of having a class of publicly traded equity securities may strain our resources and distract management.

After the consummation of this offering, we will be subject to reporting requirements of the Securities Exchange Act of 1934 (“the Exchange Act”), the Sarbanes-Oxley Act of 2002, (the “Sarbanes-Oxley Act”), and the Dodd-Frank Wall Street Reform and Consumer Protection Act (“the Dodd-Frank Act”). The Dodd-Frank Act effects comprehensive changes to public company governance and disclosures in the United States and will subject us to additional federal regulation. We cannot predict with any certainty the requirements of the regulations ultimately adopted or how the Dodd-Frank Act and such regulations will impact the cost of compliance for a company with publicly traded common stock. We are currently evaluating and monitoring developments with respect to the Dodd-Frank Act and other new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Our compliance with evolving laws, regulations and standards may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also expect that being a company with publicly traded common stock and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control for financial reporting. These requirements may place a strain on our systems and resources. Under Section 404 of the Sarbanes-Oxley Act, we will be required to include a report of management on our internal control over financial reporting in our Annual Reports on Form 10-K. After consummation of this offering, our independent registered public accounting firm auditing our financial statements must attest to the effectiveness of our internal control over financial reporting. This requirement will first apply to our Annual Report on Form 10-K for fiscal 2014. Although Claire’s Stores currently files reports with the SEC, it is not required to provide the attestation report by its independent registered public accounting firm. In order to maintain the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight may be required. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. If we are unable to conclude that our disclosure controls and procedures and internal control over financial reporting are effective, or if our independent public accounting firm is unable to provide us with an unqualified report on our internal control over financial reporting in future years, investors may lose confidence in our financial reports and our stock price may decline.

An underwriter is an affiliate of our controlling stockholders and has an interest in this offering beyond customary underwriting discounts and commissions.

Apollo Global Securities, LLC, an underwriter of this offering, is an affiliate of Apollo Management, which manages our controlling stockholders. Since Apollo Management beneficially owns more than 10% of our outstanding common stock, a “conflict of interest” is deemed to exist under Rule 5121(f)(5)(B) of the Conduct Rules of the Financial Industry Regulatory Authority, or FINRA. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. Pursuant to Rule 5121, a “qualified independent underwriter” (as defined in Rule 5121) must participate in the preparation of the prospectus and perform its usual standard of due diligence with respect to the registration statement and this prospectus.                      has agreed to act as qualified independent underwriter for the offering. Although the qualified independent underwriter has participated in the preparation of the prospectus and conducted due diligence, we cannot assure you that this will adequately address any potential conflicts of interest. See “Underwriting (Conflicts of Interest).”

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements which address operating performance, events or developments that we expect or anticipate will occur in the future, including statements relating to our future financial performance, business strategy, planned capital expenditures, ability to service our debt, and new store openings for future fiscal years, are forward-looking statements. The forward-looking statements are and will be based on management’s then current views and assumptions regarding future events and operating performance, and we assume no obligation to update any forward-looking statement. The forward-looking statements may use the words “expect,” “anticipate,” “plan,” “intend,” “project,” “may,” “believe,” “forecast,” and similar expressions. Forward-looking statements involve known or unknown risks, uncertainties and other factors, including changes in estimates and judgments discussed under “Critical Accounting Policies and Estimates” which may cause our actual results, performance or achievements, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks, uncertainties and other factors are as follows: our level of indebtedness; general economic conditions; changes in consumer preferences and consumer spending; competition; general political and social conditions such as war, political unrest and terrorism; natural disasters or severe weather events; currency fluctuations and exchange rate adjustments; failure to maintain our favorable brand recognition; failure to successfully market our products through new channels, such as e-commerce; uncertainties generally associated with the specialty retailing business, such as decreases in mall traffic; disruptions in our supply of inventory; inability to increase same store sales; inability to renew, replace or enter into new store leases on favorable terms; significant increases in our merchandise markdowns; inability to grow our store base in North America, Europe, or China, or expand to grow our international store base through franchise or similar licensing arrangements; inability to design and implement new information systems; data security breaches of confidential information or other cyber attacks; delays in anticipated store openings or renovations; changes in applicable laws, rules and regulations, including changes in North America, Europe, China or other international laws and regulations governing the sale of our products, particularly regulations relating to heavy metal and chemical content in our products; changes in anti-bribery laws; changes in employment laws relating to overtime pay, tax laws and import laws; product recalls; loss of key members of management; increase in the costs of healthcare for our employees; increases in the cost of labor; labor disputes; unwillingness of vendors and service providers to supply goods or services pursuant to historical customary credit arrangements; increases in the cost of borrowings; unavailability of additional debt or equity capital; and the impact of our substantial indebtedness on our operating income and our ability to grow. In addition, we typically earn a disproportionate share of our operating income in the fourth quarter due to seasonal buying patterns, which are difficult to forecast with certainty. We undertake no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

USE OF PROCEEDS

Assuming an initial public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this offering of approximately $ million ($         million if the underwriters’ option to purchase additional shares is exercised in full), after deducting underwriting discounts and commissions and other estimated expenses of $         million ($         million if the underwriters’ option to purchase              additional shares is exercised in full) payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us, by approximately $         million, assuming the initial public offering price per share remains the same.

We intend to use the net proceeds that we receive to refinance existing indebtedness under the Notes and for general corporate purposes. In addition, upon the completion of this offering, we will pay, from cash on hand, the Managers a fee of approximately $         million (plus any unreimbursed expenses) in connection with the termination of our management services agreement, as described under “Certain Relationships and Related Party Transactions—Management Fee.”

DIVIDEND POLICY

We currently intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth. In addition, our Credit Facility and the indentures governing the Notes limit our ability to pay dividends or other distributions on our common stock. The decision whether to pay dividends will be made by our board of directors in light of conditions then existing, including factors such as our results of operations, financial condition and requirements, business conditions and covenants under any applicable contractual arrangements.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of August 3, 2013, (i) on an actual basis and (ii) on an as adjusted basis to give effect to this offering and the anticipated use of proceeds to refinance existing indebtedness. You should read the following table in conjunction with the sections titled “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and related notes included elsewhere in this prospectus.

No adjustments have been made to reflect normal course operations by us, or other developments with our business, after August 3, 2013, and thus the as adjusted information provided below is not indicative of our actual capitalization at any date.

	As of August 3, 2013
	Actual	As Adjusted
	(unaudited)
	(in thousands)
Cash and cash equivalents	$79,038	$

Debt:
Senior Secured Revolving Credit Facility	$—	$
10.5% Senior Subordinated Notes due 2017	215,880
9.00% Senior Secured First Lien Notes due 2019 (a)	1,140,257
8.875% Senior Secured Second Lien Notes due 2019	450,000
6.125% Senior Secured First Lien Notes due 2020	210,000
7.75% Senior Notes due 2020	320,000
Capital lease obligation	17,262

Total debt	$2,353,399	$

Stockholders’ (deficit) equity:
Common stock par value $0.01 per share; authorized 90,000,000 shares; issued and outstanding 60,894,500 shares, actual; shares, as adjusted	609
Preferred stock par value $ per share; authorized 0 shares, actual; shares, as adjusted	—
Additional paid-in capital	629,350
Accumulated other comprehensive (loss) income, net of tax	(3,784)
Accumulated deficit	(648,089)

Total stockholders’ (deficit) equity	(21,914)

Total capitalization	$2,331,485	$

(a)	Includes unamortized premium of $15,257.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering exceeds the net tangible book value (deficit) per share of common stock after the offering. Net tangible book value (deficit) per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date. The Company defines total tangible assets as total assets less intangible assets, including deferred financing costs. There are              shares of our common stock reserved for future awards under our Incentive Plan, which have not been included within the dilution amounts presented below.

Our net tangible book deficit as of August 3, 2013 was approximately $2,157.1 million, or $35.42 per share. Our pro forma net tangible book deficit as of August 3, 2013 was approximately $         million, or $         per share of common stock.

After giving effect to the sale of the              shares of common stock we are offering at an assumed initial public offering price of $         per share (the midpoint of the range listed on the cover page of this prospectus) and after deducting underwriting discounts and commissions, our estimated offering expenses, our expected use of the net proceeds of this offering as described under “Use of Proceeds,” our pro forma as adjusted net tangible book deficit would have been approximately $         million, or $         per share of common stock, as of August 3, 2013. This represents an immediate decrease in pro forma net tangible book deficit of approximately $         per share to existing stockholders and an immediate dilution of approximately $         per share to new investors. The following table illustrates this calculation on a per share basis:

Assumed initial public offering price per share		$
Net tangible book deficit per share as of August 3, 2013	$(35.42)
Decrease per share attributable to the pro forma adjustments described above

Pro forma net tangible book deficit as of August 3, 2013
Increase per share attributable to the offering and the use of proceeds and use of cash on hand described above

Pro forma as adjusted net tangible book deficit per share after this offering

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would decrease (increase) our pro forma as adjusted net tangible book deficit by approximately $         million, or $         per share, and increase (decrease) the dilution to new investors in this offering by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. An increase of 1,000,000 in the number of shares we are offering would decrease our pro forma as adjusted net tangible book deficit by approximately $         million, or $         per share, and would decrease dilution to new investors in this offering by $         per share, assuming the initial public offering price per share remains the same. A decrease of 1,000,000 in the number of shares we are offering would increase our pro forma as adjusted net tangible book deficit by approximately $         million, or $         per share, and would increase dilution to new investors in this offering by $         per share, assuming the initial public offering price per share remains the same.

The following table summarizes on an as adjusted basis as of August 3, 2013, giving effect to:

•	the total number of shares of common stock purchased from us;

•

the total consideration paid to us, assuming an initial public offering price of $         per share (before deducting the estimated underwriting discount and commissions and offering expenses payable by us in connection with this offering); and

•	the average price per share paid by our existing stockholder and by new investors purchasing shares in this offering:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders	60,894,500		%	$		%	$
Investors in the offering purchasing newly-issued shares			%			%	$

Total		100.00%		$	100.00%		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors purchasing newly-issued shares, total consideration paid by all stockholders and the average price per share by $         million, $         million and $        , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by $         million and $         million, respectively, and would increase and (decrease) the average price per share paid by all stockholders by $         and $        , respectively, assuming the initial public offering price stays the same.

SELECTED HISTORICAL FINANCIAL INFORMATION AND OTHER DATA

The balance sheet data as of February 2, 2013 and January 28, 2012 and statement of operations data for the fiscal years ended February 2, 2013, January 28, 2012 and January 29, 2011 are derived from our audited Consolidated Financial Statements included herein and the balance sheet data as of August 3, 2013 and statement of operations data for the six months ended August 3, 2013 and July 28, 2012 are derived from our unaudited Condensed Consolidated Financial Statements included herein and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and the related notes thereto appearing elsewhere in this prospectus. The Consolidated Balance Sheet data as of January 29, 2011, January 30, 2010, and January 31, 2009 and the Consolidated Statement of Operations and Comprehensive Income data for the fiscal years ended January 30, 2010 and January 31, 2009 are derived from our Consolidated Financial Statements which are not included herein.

	Six Months Ended August 3, 2013	Six Months Ended July 28, 2012	Fiscal Year Ended February 2, 2013 (1)	Fiscal Year Ended January 28, 2012 (1)	Fiscal Year Ended January 29, 2011 (1)	Fiscal Year Ended January 30, 2010 (1)	Fiscal Year Ended January 31, 2009 (1)
	(in thousands, except for per share and store data)
Statement of Operations Data:
Net sales	$720,709	$700,234	$1,557,020	$1,495,900	$1,426,397	$1,342,389	$1,412,960
Cost of sales, occupancy and buying expenses (exclusive of depreciation and amortization shown separately below)	359,539	351,869	755,996	724,775	685,111	663,269	724,832

Gross profit	361,170	348,365	801,024	771,125	741,286	679,120	688,128
Other expenses:
Selling, general and administrative	251,835	238,911	503,254	504,360	493,081	466,996	513,746
Depreciation and amortization	31,778	32,190	64,879	68,753	65,198	71,471	85,093
Impairment of assets	—	—	—	—	12,262	3,142	498,490
Severance and transaction-related costs	1,804	1,493	2,828	6,928	741	921	15,928
Other expense (income) , net	(1,158)	580	(6,105)	(1,254)	5,542	(5,493)	(4,499)

	284,259	273,174	564,856	578,787	576,824	537,037	1,108,758

Operating income (loss)	76,911	75,191	236,168	192,338	164,462	142,083	(420,630)
Gain (loss) on early debt extinguishment	(4,795)	(4,602)	(8,952)	7,058	13,583	36,412	17,083
Impairment of equity investment	—	—	—	—	6,030	—	25,500
Interest expense, net	113,526	93,476	206,287	172,569	154,382	174,456	193,914

Income (loss) from continuing operations before income taxes	(41,410)	(22,887)	20,929	26,827	17,633	4,039	(622,961)
Income tax expense (benefit)	3,550	2,330	14,685	11,022	10,476	11,803	2,447

Net income (loss)	$(44,960)	$(25,217)	$6,244	$15,805	$7,157	$(7,764)	$(625,408)

Earnings (loss) per share:
Basic and diluted	$(0.74)	$(0.41)	$0.10	$0.26	$0.12	$(0.13)	$(10.34)
Weighted average shares outstanding—basic	60,875	60,785	60,805	60,685	60,557	60,520	60,462
Weighted average shares outstanding—diluted	60,875	60,785	60,805	60,695	60,591	60,520	60,462

	Six Months Ended August 3, 2013	Six Months Ended July 28, 2012	Fiscal Year Ended February 2, 2013 (1)	Fiscal Year Ended January 28, 2012 (1)	Fiscal Year Ended January 29, 2011 (1)	Fiscal Year Ended January 30, 2010 (1)	Fiscal Year Ended January 31, 2009 (1)
	(in thousands, except for per share and store data)
Other Financial Data:
Adjusted EBITDA (2)	$115,049	$112,713	$308,034	$274,732	$263,890	$233,839	$213,347
Adjusted EBITDA margin (2)	16.0%	16.1%	19.8%	18.4%	18.5%	17.4%	15.1%
Capital expenditures:
New stores and remodels (3)	$35,991	$26,819	$64,398	$63,705	$40,126	$17,103	$38,241
Other	6,344	5,043	9,455	12,912	9,689	8,395	23,135
Total capital expenditures	42,335	31,862	73,853	76,617	49,815	25,498	61,376
Cash interest expense (4)	108,081	71,830	161,264	133,036	107,361	126,733	168,567
Same store sales growth	1.3%	(0.7)%	1.8%	0.1%	6.5%	(1.7)%	(6.9)%
Store Data (at period end):
Number of stores
North America	1,914	1,940	1,921	1,953	1,972	1,993	2,026
Europe	1,169	1,134	1,161	1,118	1,009	955	943
China	11	—	3	—	—	—	—

Total company-operated	3,094	3,074	3,085	3,071	2,981	2,948	2,969
Joint venture	—	—	—	—	—	211	214
Franchise	414	376	392	381	395	195	196

Total global stores	3,508	3,450	3,477	3,452	3,376	3,354	3,379
Total gross square footage of company-operated stores (000’s)			3,117	3,092	3,012	2,982	3,011
Net sales per company-operated store (000’s) (5)			$506	$494	$481	$454	$461
Net sales per square foot of company-operated stores (6)			$502	$490	$476	$448	$453
Balance Sheet Data:

	August 3, 2013		February 2, 2013	January 28, 2012	January 29, 2011	January 30, 2010	January 31, 2009
Cash and cash equivalents (7)	$79,038		$169,256	$177,612	$281,384	$199,474	$205,252
Total assets	2,731,817		2,800,641	2,765,551	2,867,918	2,834,772	2,881,573
Total debt (including capital lease) (8)	2,353,399		2,346,920	2,366,815	2,491,691	2,492,260	2,555,003
Total net debt (Total debt less Cash and cash equivalents)	2,274,361		2,177,664	2,189,203	2,210,307	2,292,786	2.349,751
Total stockholders’ (deficit) equity	(21,914)		28,866	15,498	5,336	(5,685)	(29,524)

(1)	Fiscal 2012 consisted of 53 weeks; Fiscal 2011, Fiscal 2010, Fiscal 2009 and Fiscal 2008 were 52 week periods.
(2)	See “Non-GAAP financial measures” for an explanation of Adjusted EBITDA and Adjusted EBITDA margin as presented in this table.

A reconciliation of historical net income (loss) to Adjusted EBITDA is set forth in the following table:

	Six Months Ended		Fiscal Year Ended
	August 3, 2013	July 28, 2012	February 2, 2013	January 28, 2012	January 29, 2011	January 30, 2010	January 31, 2009
			(unaudited)
			(in thousands)
Net income (loss) (a)	$(44,960)	$(25,217)	$6,244	$15,805	$7,157	$(7,764)	$(625,408)
Income tax expense	3,550	2,330	14,685	11,022	10,476	11,803	2,447
Interest expense	113,557	93,540	206,486	173,036	154,463	174,676	195,634
Interest income	(31)	(64)	(199)	(467)	(81)	(220)	(1,720)
Depreciation and amortization	31,778	32,190	64,879	68,753	65,198	71,471	85,093
Loss (gain) on early extinguishment of debt	4,795	4,602	8,952	(7,058)	(13,583)	(36,412)	(17,083)
Impairment (b)	—	—	—	—	18,292	3,142	523,990
Stock compensation, book to cash, rent, intangible amortization (c)	2,024	114	857	1,875	9,865	10,439	16,742
Management fee, consulting expense, joint venture investment (d)	1,500	2,135	3,518	3,000	6,442	5,214	3,812
Other (e)	2,836	3,083	2,612	8,766	5,661	1,490	29,840

Adjusted EBITDA	$115,049	$112,713	$308,034	$274,732	$263,890	$233,839	$213,347

(a)	Fiscal 2011 includes a $2.0 million gain to remeasure a Euro-denominated loan at the period end foreign exchange rate.
(b)	Represents non-cash impairment charges.
(c)	Includes: non-cash stock compensation expense, net non-cash rent expense, amortization of rent free periods, the inclusion of cash landlord allowances, and the net accretion of favorable (unfavorable) lease obligations and non-cash amortization of lease rights.
(d)	Includes: the management fee paid to the Managers, non-recurring consulting expenses and non-cash equity loss from our 50:50 joint venture (effective September 2, 2010, we had no ownership in this joint venture).
(e)	Includes: non-cash losses on property and equipment primarily associated with the sale of our North American distribution center/office building, remodels, relocations and closures; the gain on sale of lease rights upon exiting certain European locations; costs, including third party charges and compensation, incurred in conjunction with the relocation of new employees; non-cash foreign exchange gains/losses resulting from intercompany transactions and remeasurements of U.S. dollar denominated cash accounts and foreign currency denominated debt of our foreign entities into their functional currency; and severance and transaction related costs, Pan European Transformation costs and Cost Savings Initiative costs.

Adjusted EBITDA margin represents Adjusted EBITDA divided by net sales for the applicable period, expressed as a percentage.

(3)	For six months ended August 3, 2013, six months ended July 28, 2012, Fiscal 2012, Fiscal 2011, Fiscal 2010, Fiscal 2009, and Fiscal 2008 include expenditures for store related intangible assets in the amounts of $1,617, $1,174, $5,049, $5,709, $1,104, $546 and $1,971, respectively.
(4)	Cash interest expense does not include amortization of debt issuance costs, interest expense paid in kind or accretion of debt premium.
(5)	Net sales per company-operated store are calculated based on the average number of stores during the period.
(6)	Net sales per square foot of company-operated stores are calculated based on the average gross square feet during the period.
(7)	At August 3, 2013, February 2, 2013, January 28, 2012, and January 29, 2011, cash and cash equivalents included restricted cash of $0, $0, $4,350, and $23,864, respectively.
(8)	At August 3, 2013 and February 2, 2013, total debt included unamortized premium of $15,257 and $16,294, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations is designed to provide the reader of the financial statements with a narrative on our results of operations, financial position and liquidity, risk management activities, and significant accounting policies and critical estimates. Management’s Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements and related notes thereto contained elsewhere in this prospectus.

Our fiscal year ends on the Saturday closest to January 31, and we refer to the fiscal year by the calendar year in which it began. As a result, our fiscal year ended February 2, 2013 consisted of 53 weeks, while both of our fiscal years ended January 28, 2012 and January 29, 2011 consisted of 52 weeks. The second quarter of our Fiscal 2013 ended August 3, 2013.

We include a store in the calculation of same store sales once it has been in operation sixty weeks after its initial opening and, effective in the third quarter of Fiscal 2012, we include sales from e-commerce. A store which is temporarily closed, such as for remodeling, is removed from the same store sales computation if it is closed for nine consecutive weeks. The removal is effective prospectively upon the completion of the ninth consecutive week of closure. A store which is closed permanently, such as upon termination of the lease, is immediately removed from the same store sales computation. We compute same store sales on a local currency basis, which eliminates any impact for changes in foreign currency exchange rates.

Acquisition by Apollo Funds

We were acquired in May 2007 by the Apollo Funds. The purchase price and the related fees and expenses were financed through the issuance of the Merger Notes, borrowing under the Former Credit Facility, equity investment by the Apollo Funds, and cash on hand at the Company.

The acquisition was accounted for as a business combination using the purchase method of accounting, whereby the purchase price was allocated to the assets and liabilities based on the estimated fair market values at the date of acquisition.

See Note 1—Nature of Operations and Acquisition of Claire’s Stores, Inc. and Note 5—Debt, respectively, in the Notes to Audited Consolidated Financial Statements and Note 4—Debt in the Notes to Unaudited Consolidated Financial Statements for details of the acquisition and current indebtedness.

Results of Consolidated Operations

Management overview

We are one of the world’s leading specialty retailers of fashionable jewelry and accessories for young women, teens, tweens, and kids. Our vision is to inspire girls and women around the world to become their best selves by providing products and experiences that empower them to express their own unique individual styles. We are organized into two operating segments: North America and Europe. We identify our operating segments by how we manage and evaluate our business activities. As of August 3, 2013, we operated a total of 3,094 owned stores, of which 1,925 were located in all 50 states of the United States, Puerto Rico, Canada, the U.S. Virgin Islands, and China (North America segment) and 1,169 stores were located in the United Kingdom, Ireland, France, Spain, Portugal, Belgium, Switzerland, Austria, Netherlands, Germany, Poland, Czech Republic, Hungary, Italy and Luxembourg (Europe segment). We operate our stores under two brand names: Claire’s ® and Icing ®.

As of August 3, 2013, we also franchised or licensed 414 stores in Japan, the Middle East, Turkey, Greece, Guatemala, Malta, Ukraine, Mexico, India, Dominican Republic, El Salvador, Venezuela, Panama, Honduras,

Indonesia, Philippines, and Costa Rica. We account for the goods we sell to third parties under franchising agreements within “Net sales” and “Cost of sales, occupancy and buying expenses” in our Consolidated Statements of Operations and Comprehensive Loss. The franchise fees we charge under the franchising agreements are reported in “Other expense, net” in our Consolidated Statements of Operations and Comprehensive Loss.

Financial activity for the six months ended August 3, 2013 includes the following:

•	Sales growth of 2.9%

•	Same store sales growth:

Six Months Ended August 3, 2012
Consolidated	1.3%
North America	1.7%
Europe	0.7%

•	Operating income growth of 2.3%

•	Operating income margin of 10.7%

Financial activity for Fiscal 2012 includes the following:

•	Sales growth of 4.1%; excluding the additional week of net sales, sales growth would have been 2.5%.

•	Same store sales growth (1):

Fiscal 2012
Consolidated	1.8%
North America	1.9%
Europe	1.7%

(1)	Computed on comparable 52 week basis: 52 weeks ended January 26, 2013 compared to the 52 weeks ended January 28, 2012.

•	Operating income growth of 22.8%; excluding the additional week of operations, operating income growth would have been 19.6%.

•	Operating income margin of 15.2%; excluding the additional week of operations, income margin would have been 15.0%.

During Fiscal 2012, we issued $1,125.0 million aggregate principal amount of the 9.0% Senior Secured First Lien Notes that mature on March 15, 2019 and received net proceeds of $1,142.1 million. We used the net proceeds from the note offerings, together with cash on hand, to repay $1,154.3 million of indebtedness under the Former Credit Facility. In September 2012, we replaced our existing $200.0 million senior secured revolver under the Former Credit Facility (the “Former Revolver”) maturing May 29, 2013 with our current $115.0 million five-year senior secured revolving Credit Facility. On March 15, 2013, we issued $210.0 million aggregate principal amount of 6.125% Senior Secured First Lien Notes that mature March 15, 2020. We used approximately $61.7 million of the net proceeds to purchase approximately $60.5 million aggregate principal amount of our 9.25% senior fixed rate notes due 2015 (the “Senior Fixed Rate Notes”) and 9.625%/10.375% senior toggle notes due 2015 (the “Senior Toggle Notes”, and collectively, the “Senior Notes”) and to pay related fees and premiums pursuant to a tender offer. We used the remaining net proceeds, together with cash on hand, to repurchase an additional $149.5 million aggregate principal amount of Senior Fixed Rate Notes on June 3, 2013, pursuant to the redemption provisions applicable to such notes. On May 14, 2013, we issued $320.0 million aggregate principal amount of 7.75% Senior Notes due 2020 and used the net proceeds to redeem in full the remaining outstanding Senior Notes on June 13, 2013 pursuant to the redemption provisions applicable to such notes.

Operational activity for the six months ended August 3, 2013 includes the following:

•	Opened 51 new company-operated stores.

•	Closed 42 company-operated stores due to underperformance.

Operational activity for Fiscal 2012 includes the following:

•	Opened 110 new company-operated stores; entered 3 new countries on an owned basis, including China and Italy.

•	Closed 96 company-operated stores due to underperformance or lease renewal terms that did not meet our criteria.

•	Partnered with franchisees with the potential to develop stores in 21 new countries; opened franchised stores in 6 new countries.

Six Months ended August 3, 2013 and July 28, 2013:

A summary of our consolidated results of operations for the six months ended August 3, 2013 and July 28, 2012 are as follows (dollars in thousands):

	Six Months Ended August 3, 2013	Six Months Ended July 28, 2012
Net sales	$720,709	$700,234
Increase (decrease) in same store sales	1.3%	(0.7)%
Gross profit percentage	50.1%	49.7%
Selling, general and administrative expenses as a percentage of net sales	34.9%	34.1%
Depreciation and amortization as a percentage of net sales	4.4%	4.6%
Operating income	$76,911	$75,191
Loss on early debt extinguishment	$4,795	$4,602
Net loss	$(44,960)	$(25,217)
Number of stores at the end of the period (1)	3,094	3,074

(1)	Number of stores excludes stores operated under franchise agreements.

Net sales

Net sales for the six months ended August 3, 2013 increased $20.5 million, or 2.9%, from the six months ended July 28, 2012. The increase was attributable to new store sales of $28.2 million and an increase in same store sales of $8.9 million, partially offset by the effect of store closures of $16.2 million, an unfavorable foreign currency translation effect of our non-U.S. net sales of $0.3 million, and decreased shipments to franchisees of $0.1 million. Net sales would have increased 3.0% excluding the impact from foreign currency exchange rate changes.

For the six months ended August 3, 2013, the increase in same store sales was primarily attributable to an increase in average transaction value of 0.9% and an increase in average number of transactions per store of 0.7%.

The following table compares our sales of each product category for each of the periods presented:

	Percentage of Total
Product Category	Six Months Ended August 3, 2013	Six Months Ended July 28, 2012
Jewelry	51.5	50.2
Accessories	48.5	49.8

	100.0	100.0

Gross profit

In calculating gross profit and gross profit percentages, we exclude the costs related to our distribution center and depreciation and amortization expense. These costs are included instead in “Selling, general and administrative” expenses in our Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss. Other retail companies may include these costs in cost of sales, so our gross profit percentages may not be comparable to those retailers.

During the six months ended August 3, 2013, gross profit percentage increased 40 basis points to 50.1% compared to 49.7% during the six months ended July 28, 2012. The increase in gross profit percentage consisted of a 40 basis point increase in merchandise margin and a 10 basis point decrease in buying and buying-related costs, partially offset by a 10 basis point increase in occupancy costs. The increase in merchandise margin resulted primarily from a decrease in markdowns and lower inventory shrink. Markdowns fluctuate based upon many factors including the amount of inventory purchased versus the rate of sale and promotional activity. We do not anticipate a significant change in the level of markdowns or shrink that would materially affect our merchandise margin.

Selling, general and administrative expenses

During the six months ended August 3, 2013, selling, general and administrative expenses increased $12.9 million, or 5.4%, compared to the six months ended July 28, 2012. As a percentage of net sales, selling, general and administrative expenses increased 80 basis points compared to the six months ended July 28, 2012. Excluding a favorable $0.3 million foreign currency translation effect, selling, general and administrative expenses would have increased $13.2 million. Of this increase, approximately $9.9 million was primarily for compensation-related expenses, such as store payroll and stock-based compensation expense and approximately $3.3 million were costs associated with our newly launched stores in China and e-commerce related expenses for our recently launched platforms in the United Kingdom, Icing in North America and Claire’s in Canada.

Depreciation and amortization expense

During the six months ended August 3, 2013, depreciation and amortization expense decreased $0.4 million to $31.8 million compared to $32.2 million for the six months ended July 28, 2012. During the six months ended August 3, 2013, depreciation and amortization expense remained unchanged on a foreign currency translated basis.

Other expense, net

The following is a summary of other expense activity for the six months ended August 3, 2013 and July 28, 2012 (in thousands):

	Six Months Ended August 3, 2013	Six Months Ended July 28, 2012
Foreign currency exchange loss, net	$1,274	$1,656
Royalty income	(2,432)	(1,076)

	$(1,158)	$580

During the six months ended August 3, 2013, royalty income increased primarily from fees received from the operation of our franchise stores in Japan.

Loss on early debt extinguishment

The following is a summary of the Company’s debt repurchase activity for the six months ended August 3, 2013 (in thousands). All debt repurchases in the six months ended August 3, 2013, were pursuant to a tender offer and note redemptions. There was no debt repurchase activity for the six months ended July 28, 2012.

	Six Months Ended August 3, 2013
Notes Repurchased	Principal Amount	Repurchase Price	Recognized Loss (1)
Senior Fixed Rate Notes	$220,270	$219,802	$2,597
Senior Toggle Notes	302,190	301,947	2,198

	$522,460	$521,749	$4,795

(1)	Net of deferred issuance cost write-offs of $1,829 for the Senior Fixed Rate Notes and $1,766 for the Senior Toggle Notes and tender premiums and fees of $1,236 for Senior Fixed Rate Notes and $675 for Senior Toggle Notes.

During the six months ended July 28, 2012, the Company recognized a $4.6 million loss on early debt extinguishment attributed to the write-off of unamortized debt issuance costs associated with the early repayment of indebtedness under the former senior secured term loan credit facility.

Interest expense, net

During the six months ended August 3, 2013, net interest expense aggregated $113.5 million compared to $93.5 million for the six months ended July 28, 2012. The increase of $20.0 million is primarily due to indebtedness incurred under the 9.0% Senior Secured First Lien Notes that bears a higher interest rate of interest than our former credit facility.

Income taxes

The effective income tax rate for the six months ended August 3, 2013 was (8.6)% compared to (10.2)% for the six months ended July 28, 2012. These effective income tax rates differed from the statutory federal income tax rate of 35% primarily from increases in the valuation allowance recorded for additional deferred tax assets generated primarily from operating losses in the six months ended August 3, 2013 and July 28, 2012, respectively, by our U.S. operations.

Fiscal 2012, Fiscal 2011 and Fiscal 2010

A summary of our consolidated results of operations is as follows (dollars in thousands):

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Net sales	$1,557,020	$1,495,900	$1,426,397
Increase in same store sales	1.8%	0.1%	6.5%
Gross profit percentage	51.4%	51.5%	52.0%
Selling, general and administrative expenses as a percentage of net sales	32.3%	33.7%	34.6%
Depreciation and amortization as a percentage of net sales	4.2%	4.6%	4.6%
Severance and transaction-related costs as percentage of net sales	0.2%	0.5%	0.1%
Impairment of assets	$—	$—	$12,262
Operating income	$236,168	$192,338	$164,462
Gain (loss) on early debt extinguishment	$(8,952)	$7,058	$13,583
Impairment of equity investment	$—	$—	$6,030
Net income	$6,244	$15,805	$7,157
Number of stores at the end of the period (1)	3,085	3,071	2,981

(1)	Number of stores excludes stores operated under franchise agreements.

Net sales

Net sales in Fiscal 2012 increased $61.1 million, or 4.1%, from Fiscal 2011. Fiscal 2012 included 53 weeks of operations compared to Fiscal 2011. The increase was attributable to new store sales of $66.8 million, an increase in same store sales of $25.9 million, the additional week of net sales of $23.6 million, increased shipments to franchisees of $2.7 million, partially offset by a decrease of $32.1 million due to the effect of store closures and an unfavorable foreign currency translation effect of our non-U.S. net sales of $25.8 million. Excluding the extra week of net sales in Fiscal 2012, net sales would have increased 2.5%, or 4.3%, excluding the impact from foreign currency exchange rate changes.

The increase in same store sales was primarily attributable to an increase in average transaction value of 4.2%, partially offset by a decrease in average number of transactions per store of 2.2%.

Net sales in Fiscal 2011 increased $69.5 million, or 4.9%, from Fiscal 2010. This increase was attributable to new store sales of $59.7 million, a favorable foreign currency translation effect of our non-U.S. store sales of $30.7 million, increased shipments to franchisees of $2.4 million and an increase in same stores sales of $1.4 million, or 0.1%, partially offset by a decrease of $24.7 million due to the effect of store closures. Net sales would have increased 2.7% excluding the impact from foreign currency exchange rate changes.

The increase in same store sales was primarily attributable to an increase in average transaction value of 4.0%, partially offset by a decrease in average number of transactions per store of 3.9%.

The following table compares our sales of each product category for the last three fiscal years:

	Percentage of Total
Product Category	Fiscal 2012	Fiscal 2011	Fiscal 2010
Jewelry	47.9	46.1	45.5
Accessories	52.1	53.9	54.5

	100.0	100.0	100.0

Gross profit

In calculating gross profit and gross profit percentages, we exclude our distribution center cost and depreciation and amortization expense. These costs are included instead in “Selling, general and administrative” expense and “Depreciation and Amortization” expense, respectively, in our Consolidated Statements of Operations and Comprehensive Income. Other retail companies may include these costs in cost of sales, so our gross profit percentages may not be comparable to those retailers.

In Fiscal 2012, gross profit percentage decreased 10 basis points to 51.4% compared to the prior fiscal year of 51.5%. The decrease in gross profit percentage consisted of an 80 basis point decrease in merchandise margin, partially offset by a 60 basis point decrease in occupancy costs and a 10 basis point decrease in buying and buying-related costs. The decrease in merchandise margin resulted primarily from an increase in markdowns and higher inventory shrink. Markdowns were higher as a result of increased permanent markdowns and increased promotional markdowns in both divisions. Shrink is impacted by numerous factors and was higher in Europe. Markdowns fluctuate based on many factors including the amount of inventory purchased versus the rate of sale and promotional activity. We do not anticipate a significant change in the level of markdowns or shrink that would materially affect our merchandise margin. The decrease in occupancy rate resulted primarily from the leveraging effect of an increase in same store sales.

In Fiscal 2011, gross profit percentage decreased 50 basis points to 51.5% compared to the prior fiscal year of 52.0%. The decrease in gross profit percentage consisted of a 40 basis point increase in occupancy costs and a 20 basis point decrease in merchandise margin, partially offset by a 10 basis point decrease in buying and buying-related costs. The increase in the occupancy rate resulted primarily from the deleveraging effect of a reduction in same store sales in Europe. The decrease in merchandise margin resulted primarily from an increase in promotional markdowns in both divisions. Markdowns fluctuate based on many factors including the amount of inventory purchased versus the rate of sale and promotional activity. We do not anticipate a significant change in the level of markdowns that would materially affect our merchandise margin.

Selling, general and administrative expenses

In Fiscal 2012, selling, general and administrative expenses decreased $1.1 million, or 0.2%, over the prior fiscal year. As a percentage of net sales, selling, general and administrative expenses decreased 140 basis points compared to the prior year. Excluding the extra week of operations in Fiscal 2012 and a favorable $9.9 million foreign currency translation effect, selling, general and administrative expenses would have increased $0.4 million.

In Fiscal 2011, selling, general and administrative expenses increased $11.3 million, or 2.3%, over the prior fiscal year. As a percentage of net sales, selling, general and administrative expenses decreased 90 basis points compared to the prior year. Excluding an unfavorable $11.0 million foreign currency translation effect, selling, general and administrative expenses would have increased $0.3 million.

Depreciation and amortization expense

Depreciation and amortization expense decreased $3.9 million to $64.9 million during Fiscal 2012 compared to Fiscal 2011. Excluding a favorable $1.0 million foreign currency translation effect, the decrease in depreciation and amortization expense would have been $2.9 million.

Depreciation and amortization expense increased $3.6 million to $68.8 million during Fiscal 2011 compared to Fiscal 2010. Excluding an unfavorable $1.1 million foreign currency translation effect, the increase in depreciation and amortization expense would have been $2.5 million. The majority of this increase is due to the effect of asset additions during Fiscal 2011.

Impairment charges

During Fiscal 2012 and Fiscal 2011, we did not recognize any impairment charges.

During the fourth quarter of Fiscal 2010, management performed a strategic review of its franchising business. The inability of certain franchisees’ to achieve store development expectations in select markets prompted us to reevaluate our franchise development strategy and to perform a valuation of the franchise agreements, which are definite-lived intangible assets. We utilized a discounted cash flow model and determined the franchise agreements intangible assets were impaired. This resulted in us recording a non-cash impairment charge of $12.3 million in Fiscal 2010, which was included in “Impairment of assets” on our Consolidated Statements of Operations and Comprehensive Income.

During the second quarter of Fiscal 2010, we recorded a non-cash impairment charge related to the investment in a 50:50 joint venture called Claire’s Nippon of $6.0 million. The joint venture’s continuing operating losses prompted us to perform a valuation of our investment in Claire’s Nippon. Effective September 2, 2010, the Claire’s Nippon stores are no longer operated through this joint venture.

See Note 3—Impairment Charges in the Notes to Audited Consolidated Financial Statements for further discussion of the impairment charges.

Severance and transaction-related costs

Since 2007, we have incurred severance and various transaction-related costs. These costs consisted primarily of severance costs resulting from reductions in workforce occurring from time-to-time and financial advisory and legal fees. During Fiscal 2012, we incurred $2.8 million of such costs, including costs for the remaining payments due under the employment contract of certain former officers. During Fiscal 2011 and Fiscal 2010, we incurred $6.9 million and $0.7 million of such costs, respectively.

Other (income) expense, net

The following is a summary of other (income) expense activity for Fiscal 2012, Fiscal 2011 and Fiscal 2010 (in thousands):

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Foreign currency exchange loss (gain), net	$(1,437)	$899	$5,131
Franchise fees	(4,668)	(1,904)	(1,638)
Equity loss	—	—	2,529
Other income	—	(249)	(480)

	$(6,105)	$(1,254)	$5,542

In Fiscal 2012, the increase in franchise fees of $2.8 million, or 145%, resulted primarily from fees received from the operation of our franchise stores in Japan.

Gain (loss) on early debt extinguishment

During Fiscal 2012, we recognized a $9.7 million loss on early debt extinguishment attributed to the write-off of unamortized debt issuance costs associated with the early repayment of $1,154.3 million of indebtedness under our Former Credit Facility and replacement of our Former Revolver. In addition, we recognized $0.8 million gain on a repurchase of notes.

The following is a summary of our note repurchase activity during Fiscal 2012, Fiscal 2011 and Fiscal 2010 (in thousands):

	Fiscal 2012
Notes Repurchased	Principal Amount	Repurchase Price	Recognized Gain (1)
Senior Subordinated Notes	$6,875	$5,990	$755

(1)	Net of deferred issuance cost write-offs of $130 for the Senior Subordinated Notes.

	Fiscal 2011
Notes Repurchased	Principal Amount	Repurchase Price	Recognized Gain (1)
Senior Fixed Rate Notes	$15,730	$15,213	$260
Senior Toggle Notes	66,675	60,481	5,767
Senior Subordinated Notes	7,107	5,904	1,031

	$89,512	$81,598	$7,058

(1)	Net of deferred issuance cost write-offs of $257 for the Senior Fixed Rate Notes, $796 for the Senior Toggle Notes, and $172 for the Senior Subordinated Notes, and accrued interest write-off of $369 for the Senior Toggle Notes.

	Fiscal 2010
Notes Repurchased	Principal Amount	Repurchase Price	Recognized Gain (1)
Senior Fixed Rate Notes	$14,000	$12,268	$1,467
Senior Toggle Notes	29,226	25,228	4,260
Senior Subordinated Notes	52,375	43,139	7,856

	$95,601	$80,635	$13,583

(1)	Net of deferred issuance cost write-offs of $265 for the Senior Fixed Rate Notes, $518 for the Senior Toggle Notes and $1,380 for the Senior Subordinated Notes, and accrued interest write-off of $780 for the Senior Toggle Notes.

During Fiscal 2012, Fiscal 2011 and Fiscal 2010, we purchased, in open market transactions, $6.9 million, $7.1 million and $29.8 million aggregate principal amount of Senior Subordinated Notes issued by Claire’s Stores, Inc. For accounting purposes, these purchased Senior Subordinated Notes were constructively retired at the time of purchase and we recognized gains of $0.8 million, $1.0 million and $3.5 million, respectively.

Interest expense, net

Interest expense for Fiscal 2012 aggregated $206.3 million, an increase of $33.7 million compared to the prior year. The increase is primarily due to indebtedness incurred under the 9.0% Senior Secured First Lien Notes that bears a higher rate of interest than the Former Credit Facility, partially offset by lower outstanding balance under our Former Credit Facility, a Euro denominated loan, and Senior Toggle Notes. For Fiscal 2012, interest expense includes approximately $9.8 million of amortization of deferred debt issuance costs and approximately $0.8 million of accretion of debt premium.

Interest expense for Fiscal 2011 aggregated $172.6 million, an increase of $18.2 million compared to the prior year. This increase is primarily due to indebtedness incurred under the $450.0 million Senior Secured Second Lien Notes that bears a higher rate of interest than the Former Credit Facility and additional indebtedness incurred under a Euro denominated loan, partially offset by lower outstanding balances under our Former Credit Facility and Senior Notes. For Fiscal 2011, interest expense includes approximately $13.0 million of amortization of deferred debt issuance costs and $11.7 million of paid in kind interest.

Interest expense for Fiscal 2010 aggregated $154.4 million, a decrease of $20.1 million compared to the prior year. This decrease is primarily the result of Merger Notes repurchases. For Fiscal 2010, interest expense includes approximately $9.9 million of amortization of deferred debt issuance costs and $35.7 million of paid in kind interest.

See Note 5—Debt in the Notes to Audited Consolidated Financial Statements for components of interest expense (income), net.

Income taxes

In Fiscal 2012, our income tax expense was $14.7 million and our effective income tax rate was 70.2%. Our effective income tax rate for Fiscal 2012 reflects income tax expense of $13.5 million on earnings of foreign subsidiaries and income tax expense of $13.1 million related to the effect of changes to our valuation allowance on deferred tax assets, partially offset by income tax benefits of $17.9 million on income in our foreign jurisdictions that are taxed at lower income tax rates. In Fiscal 2012, we made net cash income tax payments of $14.9 million primarily for Europe.

In Fiscal 2011, our income tax expense was $11.0 million and our effective income tax rate was 41.1%. Our effective income tax rate for Fiscal 2011 reflects income tax expense of $6.1 million on earnings of foreign subsidiaries and income tax expense of $2.4 million related to the effect of changes to our valuation allowance on deferred tax assets, partially offset by income tax benefits of $9.2 million on income in our foreign jurisdictions that are taxed at lower income tax rates. In Fiscal 2011, we made net cash income tax payments of $14.7 million primarily for Europe.

In Fiscal 2010, our income tax expense was $10.5 million and our effective income tax rate was 59.4%. Our effective income tax rate for Fiscal 2010 reflects income tax expense of $0.4 million on earnings of foreign subsidiaries, income tax expense of $11.8 million related to the effect of changes to our valuation allowance on deferred tax assets, and income tax expense of $2.8 million relating to other permanent items, partially offset by income tax benefits of $11.6 million on income in our foreign jurisdictions that are taxed at lower income tax rates. In Fiscal 2010, we made net cash income tax payments of $6.3 million.

In Fiscal 2008, we recorded a charge of $89.7 million to establish a valuation allowance against its deferred tax assets in the U.S. We concluded that a valuation allowance was appropriate in light of the significant negative evidence, which was objective and verifiable, such as cumulative losses in recent fiscal years in our U.S. operations. While our long-term financial outlook in the U.S. remains positive, we concluded that its ability to rely on its long-term outlook as to future taxable income was limited due to the relative weight of the negative evidence from its recent U.S. cumulative losses. Our conclusion regarding the need for a valuation allowance against U.S. deferred tax assets could change in the future based on improvements in operating performance, which may result in the full or partial reversal of the valuation allowance. The foreign valuation allowances relate to net operating loss carryforwards that, in the opinion of management, are more likely than not to expire unutilized.

See Note 11—Income Taxes in the Notes to Audited Consolidated Financial Statements for further details.

Segment Operations

We are organized into two business segments—North America, which includes our new stores in China, and Europe. The following is a discussion of results of operations by business segment.

North America

Key statistics and results of operations for our North America division are as follows (dollars in thousands):

	Six Months Ended August 3, 2013	Six Months Ended July 28, 2012	Fiscal 2012	Fiscal 2011	Fiscal 2010
Net sales	$445,274	$440,315	$977,310	$942,278	$914,149
Increase (decrease) in same store sales	1.7%	(0.7)%	1.9%	2.8%	7.8%
Gross profit percentage	51.7%	51.7%	52.9%	52.6%	52.1%
Number of stores at the end of the period (1)	1,925	1,940	1,924	1,953	1,972

(1)	Number of stores excludes stores operated under franchise agreements and includes 11 China stores at August 3, 2013 and 3 China stores at February 2, 2013.

Six Months ended August 3, 2013 and July 28, 2012

During the six months ended August 3, 2013, net sales in North America increased $5.0 million, or 1.1%, from the six months ended July 28, 2012. The increase was attributable to new store sales of $8.0 million and an increase in same store sales of $7.2 million, partially offset by the effect of store closures of $9.5 million, an unfavorable foreign currency translation effect of our non-U.S. net sales of $0.6 million, and decreased shipments to franchisees of $0.1 million. Sales would have increased 1.3% excluding the impact from foreign currency exchange rate changes.

For the six months ended August 3, 2013, the increase in same store sales was primarily attributable to an increase in average number of transactions per store of 2.5%, partially offset by a decrease in average transaction value of 0.1%.

During the six months ended August 3, 2013, gross profit percentage remained unchanged at 51.7% compared to the six months ended July 28, 2012. The gross profit percentage consisted of a 30 basis point increase in merchandise margin and a 10 basis point decrease in buying and buying-related costs, offset by a 40 basis point increase in occupancy costs. The increase in merchandise margin resulted primarily from a decrease in markdowns and lower inventory shrink. Markdowns fluctuate based upon many factors including the amount of inventory purchased versus the rate of sale and promotional activity. We do not anticipate a significant change in the level of markdowns or shrink that would materially affect our merchandise margin. The increase in occupancy costs, as a percentage of net sales, was primarily due to rent increases which were not offset by an increase in same store sales. The following table compares our sales of each product category in North America for each of the periods presented:

The following table compares our sales of each product category in North America for each of the periods presented:

	Percentage of Total
Product Category	Six Months Ended August 3, 2013	Six Months Ended July 28, 2012
Jewelry	56.5	55.1
Accessories	43.5	44.9

	100.0	100.0

Fiscal 2012, Fiscal 2011 and Fiscal 2010

Net sales

Net sales in North America during Fiscal 2012 increased $35.0 million, or 3.7% from Fiscal 2011. Fiscal 2012 included 53 weeks of operations compared to Fiscal 2011. The increase was attributable to new store sales of $18.7 million, an increase in same store sales of $17.1 million, the additional week of net sales of $13.4 million, increased shipments to franchisees of $2.7 million, partially offset by a decrease of $16.7 million due to the effect of store closures and an unfavorable foreign currency translation effect of our non-U.S. net sales of $0.2 million. Excluding the extra week of net sales in Fiscal 2012, net sales would have increased 2.3%, or unchanged, excluding the impact from foreign currency exchange rate changes.

The increase in same store sales was primarily attributable to an increase in average transaction value of 5.1%, partially offset by a decrease in average number of transactions per store of 2.5%.

During Fiscal 2012, we opened 28 company-operated stores and closed 60 company-operated stores. Although our Fiscal 2010 through Fiscal 2012 store closures have exceeded our store openings, we do not expect our store closures to exceed our store openings in Fiscal 2013. We continue to monitor our store performance an may choose to close a store generally due to negative or marginally positive four-wall cash flow or the store’s anticipated future performance or lease renewal terms do not meet our criteria.

Net sales in North America during Fiscal 2011 increased $28.1 million, or 3.1%, from Fiscal 2010. The increase was attributable to an increase in same store sales of $24.7 million, or 2.8%, new store sales of $9.8 million, an increase in shipments to franchisees of $2.3 million and a favorable foreign currency translation effect of our non-U.S. net sales of $2.1 million, partially offset by a decrease of $10.8 million due to the effect of store closures.

The increase in same store sales was primarily attributable to an increase in average transaction value of 5.4%, partially offset by a decrease in average number of transactions per store of 2.3%.

Gross profit

In Fiscal 2012, gross profit percentage increased 30 basis points to 52.9% compared to the gross profit percentage for Fiscal 2011 of 52.6%. The increase in gross profit percentage consisted of a 50 basis point decrease in occupancy costs and a 20 basis point decrease in buying and buying-related costs, partially offset by a 40 basis point decrease in merchandise margin. The improvement in occupancy rate resulted primarily from the leveraging effect of an increase in same store sales. The decrease in merchandise margin resulted primarily from an increase in markdowns, partially offset by improvement in initial markups. Markdowns were higher as a result of increased permanent markdowns and increased promotional markdowns. Markdowns fluctuate based on many factors including the amount of inventory purchased versus the rate of sale and promotional activity. We do not anticipate a significant change in the level of markdowns that would materially affect our merchandise margin.

In Fiscal 2011, gross profit percentage increased 50 basis points to 52.6% compared to the gross profit percentage for Fiscal 2010 of 52.1%. The increase in gross profit percentage consisted of a 40 basis point decrease in occupancy costs and a 10 basis point increase in merchandise margin. The improvement in occupancy rate is due to the leveraging effect of higher sales.

The following table compares our sales of each product category for the last three fiscal years:

	Percentage of Total
Product Category	Fiscal 2012	Fiscal 2011	Fiscal 2010
Jewelry	52.6	50.8	50.2
Accessories	47.4	49.2	49.8

	100.0	100.0	100.0

Europe

Key statistics and results of operations for our Europe division are as follows (dollars in thousands):

	Six Months Ended August 3, 2013	Six Months Ended July 28, 2012	Fiscal 2012	Fiscal 2011	Fiscal 2010
Net sales	$275,435	$259,919	$579,710	$553,622	$512,248
Increase (decrease) in same store sales	0.7%	(0.7)%	1.7%	(4.4)%	4.3%
Gross profit percentage	47.6%	46.5%	49.0%	49.8%	51.7%
Number of stores at the end of the period (1)	1,169	1,134	1,161	1,118	1,009

(1)	Number of stores excludes stores operated under franchise agreements.

Six Months ended August 3, 2013 and July 28, 2013

During the six months ended August 3, 2013, net sales in Europe increased $15.5 million, or 6.0%, from the six months ended July 28, 2012. The increase was attributable to new store sales of $20.2 million, an increase in same store sales of $1.7 million, and a favorable foreign currency translation effect of our non-U.S. net sales of $0.3 million, partially offset by the effect of store closures of $6.7 million. Sales would have increased 5.9% excluding the impact from foreign currency exchange rate changes.

For the six months ended August 3, 2013, the increase in same store sales was primarily attributable to an increase in average transaction value of 2.4%, partially offset by a decrease in average number of transactions per store of 2.1%.

During the six months ended August 3, 2013, gross profit percentage increased 110 basis points to 47.6% compared to 46.5% during the six months ended July 28, 2012. The increase in gross profit percentage consisted of a 60 basis point increase in merchandise margin and a 50 basis point decrease in occupancy costs. The increase in merchandise margin resulted primarily from a decrease in markdowns and lower inventory shrink. Markdowns fluctuate based upon many factors including the amount of inventory purchased versus the rate of sale and promotional activity. We do not anticipate a significant change in the level of markdowns or shrink that would materially affect our merchandise margin. The decrease in occupancy costs, as a percentage of net sales, resulted primarily from the leveraging effect of an increase in same store sales.

The following table compares our sales of each product category in Europe for each of the periods presented:

	Percentage of Total
Product Category	Six Months Ended August 3, 2013	Six Months Ended July 28, 2012
Jewelry	43.7	42.3
Accessories	56.3	57.7

	100.0	100.0

Fiscal 2012, Fiscal 2011 and Fiscal 2010

Net sales

Net sales in Europe during Fiscal 2012 increased $26.1 million, or 4.7%, from Fiscal 2011. Fiscal 2012 included 53 weeks of operations compared to Fiscal 2011. The increase was attributable to new store sales of $48.1 million, the additional week of net sales of $10.2 million, an increase in same store sales of $8.8 million, partially offset by an unfavorable foreign currency translation effect of our non-U.S. net sales of $25.6 million and a decrease of $15.4 million due to the effect of store closures. Excluding the extra week of sales in Fiscal 2012, net sales would have increased 2.9%, or 7.8%, excluding the impact from foreign currency exchange rate changes.

The increase in same store sales was primarily attributable to an increase in average transaction value of 4.2%, partially offset by a decrease in average number of transactions per store of 3.3%.

During Fiscal 2012, we opened 79 company-operated stores and closed 36 company-operated stores.

Net sales in Europe during Fiscal 2011 increased $41.4 million, or 8.1%, from Fiscal 2010. This increase was attributable to new store sales of $49.9 million and favorable foreign currency translation of our non-U.S net sales of $28.7 million, partially offset by a decrease in same stores sales of $23.3 million, (4.4)%, and a decrease of $13.9 million due to the effect of store closures.

The decrease in same store sales was primarily attributable to a decrease in average number of transactions per store of 7.6%, partially offset by an increase in average transaction value of 2.0%.

Gross profit

In Fiscal 2012, gross profit percentage decreased 80 basis points to 49.0% compared to the gross profit percentage for Fiscal 2011 of 49.8%. The decrease in gross profit percentage consisted of a 160 basis point decrease in merchandise margin and a 10 basis point increase in buying and buying-related costs, partially offset by a 90 basis point decrease in occupancy costs. The decrease in merchandise margin resulted from a reduction in initial markups and an increase in inventory shrink. The decrease in initial markup was impacted by various factors including foreign currency exchange rate changes that resulted in a higher cost of merchandise purchases. Shrink is impacted by numerous factors. We do not anticipate a significant change in our markups or shrink rates that would materially affect our merchandise margin. The improvement in occupancy rate resulted primarily from the leveraging effect of an increase in same store sales.

In Fiscal 2011, gross profit percentage decreased 190 basis points to 49.8% compared to the gross profit percentage for Fiscal 2010 of 51.7%. The decrease in gross profit percentage consisted of a 130 basis point increase in occupancy costs and a 70 basis point decrease in merchandise margin, partially offset by a 10 basis point decrease in buying and buying-related costs. The increase in occupancy rate resulted primarily from the deleveraging effect of a reduction in same store sales. The decrease in merchandise margin resulted primarily from an increase in markdowns. Markdowns were higher as a result of increased permanent markdowns and increased promotional markdowns. Markdowns fluctuate based on many factors including the amount of inventory purchased versus the rate of sales and promotional activity. We do not anticipate a significant change in the level of markdowns that would materially change our merchandise margin.

The following table compares our sales of each product category for the last three fiscal years:

	Percentage of Total
Product Category	Fiscal 2012	Fiscal 2011	Fiscal 2010
Jewelry	40.3	38.2	37.3
Accessories	59.7	61.8	62.7

	100.0	100.0	100.0

Liquidity and Capital Resources

Our operating liquidity requirements are funded through internally generated cash flow from net sales and cash on hand. Our primary uses of cash are debt service requirements, new store expenditures, and working capital requirements. Cash outlays for the payment of interest are significantly higher in Fiscal 2012 and the six months ended August 3, 2013 than in prior periods as a result of cash interest payments on the 9.0% Senior Secured First Lien Notes and our Senior Toggle Notes. Our current capital structure generates tax losses in our U.S. operations because of debt service requirements. Accordingly, we expect to pay minimal cash taxes in the U.S. in the near term, while our foreign cash taxes are less affected by our capital structure and debt service requirements. We anticipate that the existing cash and cash equivalents and cash generated from operations will be sufficient to meet our debt service requirements as they become due, new store expenditures, and future working capital requirements in both the next 12 months and over the longer term. However, our ability to make scheduled payments of interest on, to pay principal on, or refinance indebtedness, to satisfy any other present or future debt obligations and our ability to fund future capital expenditures and operating expenses will depend on future operating performance. Our future operating performance and liquidity may also be adversely affected by general economic, financial, and other factors beyond our control, including those disclosed in “Risk Factors.”

Credit Facility

Our Former Credit Facility provided senior secured financing of up to $1.65 billion that consisted of the $1.45 billion term loan (the “Former Term Loan”) and the $200.0 million Former Revolver. On May 29, 2007, upon our acquisition by the Apollo Funds, we borrowed $1.45 billion under our Former Term Loan facility and were issued a $4.5 million letter of credit. The letter of credit was subsequently increased to $6.0 million and later reduced to $4.8 million.

During Fiscal 2012, we issued $1,125.0 million aggregate principal amount of the 9.0% Senior Secured First Lien Notes that mature on March 15, 2019 and received proceeds of $1,142.1 million. We used the net proceeds from the note offerings, together with cash on hand, to repay $1,154.3 million of indebtedness under the Former Term Loan and to terminate the Former Credit Facility.

On September 20, 2012, we entered into an Amended and Restated Credit Agreement with Credit Suisse AG, as Administrative Agent, and the other Lenders named therein (the “Credit Facility”), pursuant to which we replaced our existing $200.0 million senior secured revolving credit facility maturing May 29, 2013 with a $115.0 million five-year senior secured revolving credit facility.

Borrowings under the Credit Facility bear interest at a rate equal to, at our option, either (a) an alternate base rate determined by reference to the higher of (1) the prime rate in effect on such day, (2) the federal funds effective rate plus 0.50% and (3) the one-month LIBOR rate plus 1.00%, or (b) a LIBOR rate with respect to any Eurodollar borrowing, determined by reference to the costs of funds for U.S. dollar deposits in the London Interbank Market for the interest period relevant to such borrowing, adjusted for certain additional costs, in each case plus an applicable margin of 4.50% for LIBOR rate loans and 3.50% for alternate base rate loans. We also pay a facility fee of 0.50% per annum of the committed amount of the Credit Facility whether or not utilized.

Claire’s Stores is the borrower under the Credit Facility, and all obligations under the Credit Facility are unconditionally guaranteed by us and Claire’s Stores’ existing and future direct or indirect wholly-owned domestic subsidiaries, subject to certain exceptions.

All obligations under the Credit Facility, and the guarantees of those obligations, are secured, subject to certain exceptions and permitted liens, by a first priority lien on substantially all of our material owned assets and those of Claire’s Stores and all subsidiary guarantors, limited in the case of equity interests held by us, Claire’s Stores or any subsidiary guarantor in a foreign subsidiary, to 100% of the non-voting equity interests and 65% of the voting equity interests of such foreign subsidiary held directly by us, Claire’s Stores or a subsidiary guarantor. The liens securing the Credit Facility rank equally to the liens securing the 9.0% Senior Secured First Lien Notes.

The Credit Facility contains customary provisions relating to mandatory prepayments, voluntary payments, affirmative and negative covenants, and events of default; however, it does not contain any covenants that require us to maintain any particular financial ratio or other measure of financial performance except that so long as the revolving loans and letters of credit outstanding exceed $15 million, we will be required to comply with a maximum Total Net Secured Leverage Ratio of 5.5 to 1.0 based upon the ratio of our net senior secured first lien debt to adjusted earnings before interest, taxes, depreciation and amortization for the period of four consecutive fiscal quarters most recently ended. As of August 3, 2013, our Total Net Secured Leverage Ratio was 4.1 to 1.0.

The Credit Facility does contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our restricted subsidiaries’ ability to, among other things:

•	incur additional indebtedness or issue certain preferred shares;

•	pay dividends on, repurchase or make distributions in respect of our capital stock or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create liens;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and

•	enter into certain transactions with our affiliates.

A breach of any of these covenants could result in an event of default. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding under the Credit Facility to be immediately due and payable and terminate all commitments to extend further credit. Such actions by those lenders could cause cross defaults under our other indebtedness. If we were unable to repay those amounts, the lenders under the Credit Facility could proceed against the collateral granted to them to secure that indebtedness. As of August 3, 2013, we were in compliance with the covenants.

As of August 3, 2013, we had $5.7 million of letters of credit outstanding which reduces the borrowing availability under the Credit Facility to $109.3 million as of that date.

Merger Notes

In connection with our acquisition by the Apollo Funds, Claire’s Stores issued three series of Merger Notes.

Senior notes were issued in two series: (1) $250.0 million of Senior Fixed Rate Notes, and (2) $350.0 million of Senior Toggle Rate Notes. The Senior Fixed Rate Notes are unsecured obligations, mature on June 1, 2015 and bear interest at a rate of 9.25% per annum. The Senior Toggle Rate Notes are senior obligations and will mature on June 1, 2015. For any interest period through June 1, 2011, we may, at our option, elect to pay interest on the Senior Toggle Rate Notes (i) entirely in cash, (ii) entirely by increasing the principal amount of the outstanding Senior Toggle Rate Notes or by issuing payment in kind (PIK) Notes, or (iii) 50% as cash interest and 50% as PIK interest. Cash interest on the Senior Toggle Rate Notes will accrue at the rate of 9.625% per annum and be payable in cash. PIK interest on the Senior Toggle Rate Notes will accrue at the cash interest rate per annum plus 0.75% and be payable by issuing PIK notes. When we made a PIK interest election, our debt increased by the amount of such interest and we issued PIK notes on the scheduled semi-annual payment dates. We elected to pay interest in kind on our 9.625%/10.375% Senior Toggle Rate Notes for the interest periods beginning June 2, 2008 through June 1, 2011. This election, net of reductions for note repurchases, increased the principal amount on the Senior Toggle Rate Notes by $109.5 million as of February 2, 2013 and January 28, 2012, respectively. The accrued payment in kind interest is included in “Long-term debt” in the Consolidated Balance Sheets. Effective June 2, 2011, we began accruing cash interest.

As of June 13, 2013, the Senior Fixed Rate Notes and the Senior Toggle Rate Notes have been redeemed in full and are no longer outstanding.

Claire’s Stores also issued 10.5% Senior Subordinated Notes due 2017 (the “Senior Subordinated Notes”) in an initial aggregate principal amount of $335.0 million. The Senior Subordinated Notes are senior subordinated obligations, will mature on June 1, 2017 and bear interest at a rate of 10.50% per annum.

The Senior Subordinated Notes are guaranteed on an unsecured basis by all of Claire’s Stores existing and future direct or indirect, wholly-owned domestic subsidiaries that guarantee the Credit Facility.

Interest on the Senior Subordinated Notes is payable semi-annually to holders of record at the close of business on May 15 or November 15 immediately preceding the interest payment date on June 1 and December 1 of each year, commencing December 1, 2007. The Senior Subordinated Notes are also subject to certain redemption and repurchase rights as described in Note 5—Debt in the Notes to Consolidated Financial Statements.

Senior Secured Second Lien Notes

On March 4, 2011, Claire’s Stores issued $450.0 million aggregate principal amount of 8.875% Senior Secured Second Lien Notes that mature on March 15, 2019 (the “Senior Secured Second Lien Notes”). The Senior Secured Second Lien Notes are guaranteed on a second-priority senior secured basis by all of Claire’s Stores existing and future direct or indirect wholly-owned domestic subsidiaries that guarantee the Credit Facility. The Senior Secured Second Lien Notes and related guarantees are secured by a second-priority lien on substantially all of the assets that secure Claire’s Stores and its subsidiary’s guarantors’ obligations under the Credit Facility. We used the net proceeds of the offering of the Senior Secured Second Lien Notes to reduce the entire amount outstanding under our Former Revolver (without terminating the commitment) and indebtedness under the Former Term Loan.

Interest on the Senior Secured Second Lien Notes is payable semi-annually to holders of record at the close of business on March 1 or September 1 immediately preceding the interest payment date on March 15 and September 15 of each year, commencing on September 15, 2011. The notes are also subject to certain redemption and repurchase rights as discussed in Note 5—Debt in the Notes to Consolidated Financial Statements.

9.0% Senior Secured First Lien Notes

On February 28, 2012, Claire’s Stores issued $400.0 million aggregate principal amount of 9.00% Senior Secured First Lien Notes that mature on March 15, 2019 (the “9.0% Senior Secured First Lien Notes”). The notes were issued at a price equal to 100.00% of the principal amount. On March 12, 2012, Claire’s Stores issued an additional $100.0 million aggregate principal amount of the same series of 9.0% Senior Secured First Lien Notes at a price equal to 101.50% of the principal amount. On September 20, 2012, Claire’s Stores issued an additional $625.0 million aggregate principal amount of the same series of 9.0% Senior Secured First Lien Notes at a price equal to 102.5% of the principal amount. Interest on the 9.0% Senior Secured First Lien Notes is payable semi-annually to holders of record at the close of business on March 1 or September 1 immediately preceding the interest payment date on March 15 and September 15 of each year, commencing on September 15, 2012. The 9.0% Senior Secured First Lien Notes are guaranteed on a first-priority senior secured basis by all of our existing and future direct or indirect wholly-owned domestic subsidiaries that guarantee our Credit Facility. The 9.0% Senior Secured First Lien Notes and related guarantees are secured by a first-priority lien on substantially all of the assets that secure our and our subsidiary guarantors’ obligations under our Credit Facility. We used the net proceeds of the offerings of the 9.0% Senior Secured First Lien Notes, together with cash on hand, to repay $1,154.3 million of indebtedness under the Former Term Loan.

6.125% Senior Secured First Lien Notes

On March 15, 2013, after the end of our Fiscal 2012, Claire’s Stores issued $210.0 million aggregate principal amount of 6.125% Senior Secured First Lien Notes that mature on March 15, 2020 (the “6.125% Senior Secured First Lien Notes”). See Note 4—Debt in the Notes to Unaudited Condensed Consolidated Financial Statements for the six months ended August 3, 2013 for a further description of the 6.125% Senior Secured First Lien Notes.

7.75% Senior Notes

On May 14, 2013, after the end of the first quarter of our Fiscal 2013, Claire’s Stores issued $320.0 million aggregate principal amount of 7.75% Senior Notes due 2020 (the “7.75% Senior Notes”). See Note 4—Debt in the Notes to Unaudited Condensed Consolidated Financial Statements for the six months ended August 3, 2013 for a further description of the 7.75% Senior Notes.

Note Covenants

The Notes contain certain covenants that, among other things, and subject to certain exceptions and other basket amounts intended to provide the Company flexibility to operate its business in the ordinary courses, restrict our ability and the ability of our subsidiaries to:

•	incur additional indebtedness;

•	pay dividends or distributions on our capital stock, repurchase or retire our capital stock and redeem, repurchase or defease any subordinated indebtedness;

•	make loans to, or equity investments in, third parties;

•	create or incur liens;

•	create restrictions on the payment of dividends or other distributions to us from our subsidiaries;

•	transfer or sell assets outside of the ordinary course of business;

•	engage in transactions with our affiliates; and

•	merge or consolidate with other companies or transfer all or substantially all of our assets.

Certain of these covenants, such as limitations on our ability to make certain payments such as dividends, or incur debt, will no longer apply if the Notes have investment grade ratings from both of the rating agencies of Moody’s Investor Services, Inc. (“Moody’s”) and Standard & Poor’s Ratings Group (“S&P”) and no event of default has occurred. Since the date of issuance of the Notes, the Notes have not received investment grade ratings from Moody’s or S&P. Accordingly, all of the covenants under the Notes currently apply to us. None of these covenants, however, require us to maintain any particular financial ratio or other measure of financial performance. As of August 3, 2013, we were in compliance with the covenants.

Europe Credit Facilities

Our non-U.S. subsidiaries have bank credit facilities totaling $2.4 million. These facilities are used for working capital requirements, letters of credit and various guarantees. These credit facilities have been arranged in accordance with customary lending practices in their respective countries of operation. At August 3, 2013, the entire amount of $2.4 million was available for borrowing by us, subject to a reduction of $2.3 million for outstanding bank guarantees.

Analysis of Consolidated Financial Condition

A summary of cash flows provided by (used in) operating, investing and financing activities is outlined in the table below (in thousands):

	Six Months Ended August 3, 2013	Six Months Ended July 28, 2012	Fiscal 2012	Fiscal 2011	Fiscal 2010
Operating activities	$(44,183)	$(10,949)	$111,197	$105,665	$152,821
Investing activities	(42,335)	(31,612)	(68,494)	(57,384)	(56,952)
Financing activities	(2,829)	1,259	(45,619)	(134,172)	(38,849)

Our working capital at the end of Fiscal 2012 was $125.5 million compared to $159.1 million at the end of Fiscal 2011, a decrease of $33.6 million. The decrease in working capital mainly reflects an increase in accrued liabilities of $31.3 million, an increase in trade accounts and income taxes payables of $13.0 million, a decrease in cash and cash equivalents and restricted cash of $8.4 million, partially offset by an increase in inventories of $15.4 million and an increase in prepaid expense and other items of $3.7 million.

Cash flows from operating activities

For the six months ended August 3, 2013, cash used in operations increased $33.2 million compared to the prior year period. The primary reason for the increase was an increase in interest payments of $36.3 million, partially offset by a net increase in operating income and other items of $3.1 million.

In Fiscal 2012, cash provided by operations increased $5.5 million compared to Fiscal 2011. The primary reason for the increase was an increase in operating income before depreciation and amortization expense, stock compensation benefit and foreign exchange loss on the Euro Loan of $42.1 million; partially offset by an increase in interest payments of $28.2 million and, an increase in net change in working capital and other items, excluding cash and cash equivalents and restricted cash, of $8.4 million.

In Fiscal 2011, cash provided by operations activities decreased $47.2 million compared to Fiscal 2010. The primary reasons for the decrease were an increase in interest payments of $25.7 million; an increase in net change in working capital items, excluding cash and cash equivalents and restricted cash, of $25.7 million; an increase in income tax payments of $8.3 million; partially offset by an increase in operating income before impairment of assets, depreciation and amortization expense and stock compensation expense of $12.5 million.

Cash flows from investing activities

For the six months ended August 3, 2013, cash used in investing activities was $42.3 million and primarily consisted of $40.7 million for capital expenditures. For the six months ended July 28, 2012, cash used in investing activities was $31.6 million and primarily consisted of $30.7 million for capital expenditures. During the remainder of Fiscal 2013, we expect to fund approximately $45.0 million of capital expenditures.

In Fiscal 2012, cash used in investing was $68.5 million and primarily consisted of $72.8 million for net capital expenditures, partially offset by a $4.4 million decrease in restricted cash associated with the termination of the interest rate swap agreement.

In Fiscal 2011, cash used in investing activities was $57.4 million and primarily consisted of $76.6 million for capital expenditures, partially offset by a decrease in restricted cash primarily resulting from a return of our deposit securing a Euro denominated loan. Cash used in investing activities was $57.0 million in Fiscal 2010 and primarily consists of capital expenditures for new store openings, the remodeling of existing stores, improvements to technology systems, acquisitions of lease rights and an increase in restricted cash, partially offset by proceeds received from our sale-leaseback transaction.

Cash flows from financing activities

For the six months ended August 3, 2013, cash used in financing activities was $2.8 million, which consisted primarily of proceeds of $530.0 million from the issuance of $210.0 million aggregate principal amount of 6.125% Senior Secured First Lien Notes and $320.0 million aggregate principal amount of 7.75% Senior Notes, note repurchases of $521.7 million to retire $220.3 million aggregate principal amount of Senior Fixed Rate Notes and $302.2 million aggregate principal amount of Senior Toggle Notes pursuant to a tender offer and note redemptions, to pay $1.9 million in tender premiums and fees, and to pay $9.8 million in financing costs. For the six months ended July 28, 2012, cash provided from financing was $0.7 million which consisted primarily of proceeds of $501.5 million from the issuance of $500.0 million aggregate principal amount of 9.0% Senior Secured First Lien Notes used to repay $489.8 million of indebtedness under the former senior secured term loan credit facility and to pay $11.0 million in financing costs.

In Fiscal 2012, cash used in financing activities was $45.6 million and primarily consisted of net proceeds of $1,142.1 million from the issuance of $1,125.0 million aggregate principal amount of 9.0% Senior Secured First Lien Notes used, together with cash on hand, to repay $1,154.3 million of indebtedness under the Former Term Loan and to pay $28.0 million in financing costs, and note repurchases of $6.0 million to retire $6.9 million aggregate principal amount of Senior Subordinated Notes.

In Fiscal 2011, cash used in financing activities was $134.2 million which consisted primarily of note repurchases of $81.6 million to retire aggregate principal amounts of $15.7 million Senior Fixed Rate Notes, $66.7 million of Senior Toggle Notes and $7.1 million of Senior Subordinated Notes, payment of $54.7 million to retire a Euro denominated loan and net proceeds from the issuance of $450.0 million of Senior Secured Second Lien Notes used to reduce the entire $194.0 million outstanding under the Former Revolver and to repay $244.9 million of indebtedness under the Former Term Loan.

We or our affiliates have purchased and may, from time to time, purchase portions of our indebtedness. All of our purchases have been privately-negotiated, open market transactions.

Cash position

As of August 3, 2013, we had cash and cash equivalents of $79.0 million and all cash equivalents were maintained in one money market fund invested exclusively in U.S. Treasury Securities.

As of August 3, 2013, our foreign subsidiaries held cash and cash equivalents of $67.5 million. During the six months ended August 3, 2013, Fiscal 2012 and Fiscal 2011, we did not repatriate any cash held by foreign subsidiaries, but we expect a portion of our foreign subsidiaries’ future cash flow generation to be repatriated to the U.S. to meet certain liquidity needs. Based upon the amount of our remaining U.S. net operating loss carryforwards at August 3, 2013, we do not expect to pay U.S. income tax on Fiscal 2013 repatriations. When our U.S. net operating loss carryforwards are no longer available, we would be required to accrue and pay U.S. income taxes on any such repatriation.

Critical Accounting Policies and Estimates

Our Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make certain estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures regarding contingent assets and liabilities and reported amounts of revenues and expenses. Such estimates include, but are not limited to, the value of inventories, goodwill, intangible assets and other long-lived assets, legal contingencies and assumptions used in the calculation of income taxes, stock-based compensation, derivative and hedging activities, residual values and other items. These estimates and assumptions are based on our best estimates and judgment. We evaluate our estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which we believe to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. Illiquidity in credit markets, volatility in each of the equity, foreign currency, and energy markets and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates will be reflected in the financial statements in those future periods when the changes occur.

Inventory

Our inventories in North America and China are valued at the lower of cost or market, with cost determined using the retail method. Inherent in the retail inventory calculation are certain significant management judgments and estimates including, among others, merchandise markups, markdowns and shrinkage, which impact the ending inventory valuation at cost as well as resulting gross margins. The methodologies used to value merchandise inventories include the development of the cost-to-retail ratios, the groupings of homogeneous classes of merchandise, development of shrinkage reserves and the accounting for retail price changes. Our inventories in Europe are accounted for under the lower of cost or market method, with cost determined using the average cost method at an individual item level. Market is determined based on the estimated net realizable value, which is generally the merchandise selling price. Inventory valuation is impacted by the estimation of slow moving goods, shrinkage and markdowns. Management monitors merchandise inventory levels to identify slow-moving items and uses markdowns to clear such inventories. Changes in consumer demand of our products could affect our retail prices, and therefore impact the retail method and lower of cost or market valuations.

Long-Lived Assets

We evaluate the carrying value of long-lived assets whenever events or changes in circumstances indicate that a potential impairment has occurred. A potential impairment has occurred if the projected future undiscounted cash flows are less than the carrying value of the assets. The estimate of cash flows includes management’s assumptions of cash inflows and outflows directly resulting from the use of the asset in operations. When a potential impairment has occurred, an impairment charge is recorded if the carrying value of the long-lived asset exceeds its fair value. Fair value is measured based on a projected discounted cash flow model using a discount rate we feel is commensurate with the risk inherent in our business. A prolonged decrease in consumer spending would require us to modify our models and cash flow estimates, and could create a risk of an impairment triggering event in the future. Our impairment analyses contain estimates due to the inherently judgmental nature of forecasting long-term estimated cash flows and determining the ultimate useful lives of assets. Actual results may differ from those estimates, which could materially impact our impairment assessment.

During Fiscal 2010, we recorded a non-cash impairment charge of $6.0 million related to our former investment in our joint venture, Claire’s Nippon.

Goodwill

We continually evaluate whether events and changes in circumstances warrant recognition of an impairment of goodwill. The conditions that would trigger an impairment assessment of goodwill include a significant, sustained negative trend in our operating results or cash flows, a decrease in demand for our products, a change in the competitive environment, and other industry and economic factors. We conduct our annual impairment test to determine whether an impairment of the value of goodwill has occurred in accordance with the guidance set forth in Accounting Standards Codification (“ASC”) Topic 350, Intangibles—Goodwill and Other. ASC Topic 350 has a two-step process for determining goodwill impairment. In accordance with ASU 2011-08, Intangibles—Goodwill and Other (Topic 350), we have the option of performing a qualitative assessment before calculating the fair value of our reporting units or bypassing the qualitative assessment for any reporting unit for any period and proceeding directly to the first step of the two-step goodwill impairment test. If we determine, on the basis of qualitative factors, it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, then performing the two-step impairment test would be unnecessary. We opted to bypass the qualitative assessment and proceeded directly to the first step of the two-step goodwill impairment test. The first step in this process compares the fair value of the reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the impairment. In the second step, the fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit to determine an implied goodwill value. This allocation is similar to a purchase price allocation performed in purchase accounting. If the carrying amount of the reporting unit’s goodwill exceeds the implied goodwill value, an impairment loss is recognized in an amount equal to that excess. We have two reporting units as defined under ASC Topic 350. These reporting units are our North America segment and our Europe segment.

Fair value is determined using appropriate valuation techniques. All valuation methodologies applied in a valuation of any form of property can be broadly classified into one of three approaches: the asset approach, the market approach and the income approach. We rely on the income approach using discounted cash flows and market approach using comparable public company entities in deriving the fair values of our reporting units. The asset approach is not used as our reporting units have significant intangible assets, the value of which is dependent on cash flow.

The fair value of each reporting unit determined under Step 1 of the goodwill impairment test was based on a three-fourths weighting of a discounted cash flow analysis under the income approach using forward-looking projections of estimated future operating results and a one-fourth weighting of a guideline company methodology under the market approach using earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiples. Our determination of the fair value of each reporting unit incorporates multiple assumptions and contains inherent uncertainties, including significant estimates relating to future business growth, earnings projections, and the weighted average cost of capital used for purposes of discounting. Decreases in revenue growth, decreases in earnings projections and increases in the weighted average cost of capital will all cause the fair value of the reporting unit to decrease, which could require us to modify future models and cash flow estimates, and could result in an impairment triggering event in the future.

We have weighted the valuation of our reporting units at three-fourths using the income approach and one-fourth using the market based approach. We believe that this weighting is appropriate since it is difficult to find other comparable publicly traded companies that are similar to our reporting units’ heavy penetration of jewelry and accessories sales and margin structure. It is our view that the future discounted cash flows are more reflective of the value of the reporting units.

The projected cash flows used in the income approach cover the periods consisting of the fourth quarter Fiscal 2012 and the fiscal years 2013 through 2017. Beyond fiscal year 2017, a terminal value was calculated using the Gordon Growth Model. We developed the projected cash flows based on estimates of forecasted same store sales, new store openings, operating margins and capital expenditures. Due to the inherent judgment involved in making these estimates and assumptions, actual results could differ from those estimates. The projected cash flows reflect projected same store sales increases representative of our past performance post-recession.

A weighted average cost of capital reflecting the risk associated with the projected cash flows was calculated for each reporting unit and used to discount each reporting unit’s projected cash flows and terminal value. Key assumptions made in calculating a weighted average cost of capital include the risk-free rate, market risk premium, volatility relative to the market, cost of debt, specific company premium, small company premium, tax rate and debt-to-equity ratio.

The calculation of fair value is significantly impacted by each reporting unit’s projected cash flows and the discount interest rates used. Accordingly, any sustained volatility in the economic environment could impact these assumptions and make it reasonably possible that another impairment charge could be recorded some time in the future. However, since the terminal value is a significant portion of each reporting unit’s fair value, the impact of any such near-term volatility on our fair value would be lessened.

Our annual impairment analysis did not result in any impairment of goodwill during Fiscal 2012, Fiscal 2011 and Fiscal 2010. The excess of fair value over carrying value for each of our reporting units as of October 27, 2012, the annual testing date for Fiscal 2012, ranged from approximately $282.0 million to approximately $436.0 million. In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment test, we applied a hypothetical 10% decrease to the fair values of each reporting unit. This hypothetical 10% decrease would result in excess fair value over carrying value ranging from approximately $182.0 million to approximately $231.0 million for each of our reporting units.

Intangible Assets

Intangible assets include tradenames, franchise agreements, lease rights, territory rights and leases that existed at the date of acquisition with terms that were favorable to market at that date. We continually evaluate whether events and changes in circumstances warrant revised estimates of the useful lives, residual values or recognition of an impairment loss for intangible assets. Future adverse changes in market and legal conditions or poor operating results of underlying assets could result in losses or an inability to recover the carrying value of the intangible asset, thereby possibly requiring an impairment charge in the future.

We evaluate the market value of the intangible assets periodically and record an impairment charge when we believe the carrying amount of the asset is not recoverable. Indefinite-lived intangible assets are tested for impairment annually or more frequently when events or circumstances indicate that impairment may have occurred. Definite-lived intangible assets are tested for impairment when events or circumstances indicate that the carrying amount may not be recoverable. We estimate the fair value of these intangible assets primarily utilizing a discounted cash flow model. The forecasted cash flows used in the model contain inherent uncertainties, including significant estimates and assumptions related to growth rates, margins and cost of capital. Changes in any of the assumptions utilized could affect the fair value of the intangible assets and result in an impairment triggering event. A prolonged decrease in consumer spending would require us to modify our models and cash flow estimates, with the risk of an impairment triggering event in the future. We did not recognize any impairment charges during Fiscal 2012 and Fiscal 2011. During Fiscal 2010, we recorded a non-cash impairment charge of $12.3 million related to certain franchise agreements which are definite-lived intangible assets.

Income Taxes

We are subject to income taxes in many jurisdictions, including the United States, individual states and localities and internationally. Our annual consolidated provision for income taxes is determined based on our income, statutory tax rates and the tax implications of items treated differently for tax purposes than for financial reporting purposes. Tax law requires certain items to be included in the tax return at different times than the items are reflected on the financial statements. Some of these differences are permanent, such as expenses that are not deductible in our tax return, and some differences are temporary, reversing over time, such as depreciation expense. We establish deferred tax assets and liabilities as a result of these temporary differences.

Our judgment is required in determining any valuation allowance recorded against deferred tax assets, specifically net operating loss carryforwards, tax credit carryforwards and deductible temporary differences that may reduce taxable income in future periods. In assessing the need for a valuation allowance, we consider all available evidence including past operating results, estimates of future taxable income and tax planning opportunities. In the event we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to income tax expense in the period in which such determination is made.

During Fiscal 2012, we reported an increase of $6.8 million in valuation allowance against our U.S. deferred tax assets and an increase of $4.3 million in valuation allowance against our foreign deferred tax assets. Our conclusion regarding the need for a valuation allowance against U.S. and foreign deferred tax assets could change in the future based on improvements in operating performance, which may result in the full or partial reversal of the valuation allowance.

During Fiscal 2011, we reported an increase of $4.6 million in valuation allowance against our U.S. deferred tax assets and no change in valuation allowance against our foreign deferred tax assets.

During Fiscal 2010, we reported a decrease of $15.2 million in valuation allowance against our U.S. deferred tax assets and an increase of $1.5 million in valuation allowance against our foreign deferred tax assets. The foreign increase primarily relates to foreign jurisdictions that have a history of losses.

In Fiscal 2008, we recorded a charge of $89.7 million to establish a valuation allowance against our deferred tax assets in the U.S. We concluded that such a valuation allowance was appropriate in light of the significant negative evidence, which was objective and verifiable, such as the cumulative losses in recent fiscal years in our

U.S. operations. While our long-term financial outlook in the U.S. remains positive, we concluded that our ability to rely on our long-term outlook as to future taxable income was limited due to the relative weight of the negative evidence from our recent U.S. cumulative losses.

We establish accruals for uncertain tax positions in our Consolidated Financial Statements based on tax positions that we believe are supportable, but are potentially subject to successful challenge by the taxing authorities. We believe these accruals are adequate for all open audit years based on our assessment of many factors including past experience, progress of ongoing tax audits and interpretations of tax law. If changing facts and circumstances cause us to adjust our accruals, or if we prevail in tax matters for which accruals have been established, or we are required to settle matters in excess of established accruals, our income tax expense for a particular period will be affected.

Income tax expense also reflects our best estimates and assumptions regarding, among other things, the geographic mix of income and losses from our foreign and domestic operations, interpretation of tax laws and regulations of multiple jurisdictions, plans for repatriation of foreign earnings, and resolution of tax audits. Our effective income tax rates in future periods could be impacted by changes in the geographic mix of income and losses from our foreign and domestic operations that may be taxed at different rates, changes in tax laws, repatriation of foreign earnings, and the resolution of unrecognized tax benefits for amounts different from our current estimates. Given our capital structure, we will continue to experience volatility in our effective tax rate over the near term.

Stock-Based Compensation

We issue stock options and other stock-based awards to executive management, key employees and directors under our stock-based compensation plans.

On January 29, 2006, we adopted ASC Topic 718, Compensation—Stock Compensation (“ASC Topic 718”), using the modified prospective method. The calculation of stock-based compensation expense requires the input of highly subjective assumptions, including the expected term of the stock-based awards, stock price volatility and pre-vesting forfeitures. The assumptions used in calculating the fair value of stock-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we were to use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate forfeitures based on our historical experience of stock-based awards granted, exercised and cancelled, as well as considering future expected behavior. If the actual forfeiture rate is materially different from our estimate, stock-based compensation expense could be different from what we have recorded in the current period.

Under ASC Topic 718, time-vested stock awards are accounted for at fair value at date of grant. The compensation expense is recorded over the requisite service period. Stock-based compensation expense for time-vested stock awards granted in Fiscal 2012, Fiscal 2011 and Fiscal 2010 was recorded over the requisite service period using the graded-vesting method for the entire award.

Performance-vested awards, which qualified as equity plans under ASC Topic 718, were accounted for based on fair value at date of grant. The stock-based compensation expense was based on the number of shares expected to be issued when it became probable that performance targets required to receive the award would be achieved. The expense was recorded over the requisite service period.

Buy one, get one (“BOGO”) options issued prior to May 2011 were immediately vested, exercisable upon issuance, and accounted for at fair value at date of grant. The compensation expense for these BOGOs was recognized over a four year period due to the terms of the option requiring forfeiture in certain cases including the grantee’s voluntary resignation from our employ prior to May 2011. BOGOs issued subsequent to May 2011 are accounted for at the fair value at date of grant and the compensation expense is recognized over the requisite service period.

The fair values of time-vested stock options and BOGO options granted during Fiscal 2012, Fiscal 2011 and Fiscal 2010 were determined using the Black-Scholes option-pricing model. The fair values of performance based stock options issued during Fiscal 2012, Fiscal 2011 and Fiscal 2010 were based on the Monte Carlo model. Both models incorporate various assumptions such as expected dividend yield, risk-free interest rate, expected life of the options and expected stock price volatility.

Performance Based Stock Option Exchange Offer

On June 15, 2012, we commenced an offer (the “Exchange Offer”) to exchange certain performance based stock options held by our employees for new performance based stock options (the “New Options”) granted on a 1 for 2 basis. The Exchange Offer was completed on July 16, 2012. The New Options expire on July 16, 2019.

The New Options issued under the Exchange Offer provide for the following performance conditions:

•	Vest in equal installments on the first two anniversaries after the first to occur of:

(i) the date of an initial public offering (“IPO”) at a price of at least $25 per share,

(ii) any date following an IPO when the average stock price over the preceding 30 consecutive trading days exceeds $25, or

(iii) any date before an IPO where more than 25% of our outstanding shares are sold for cash or marketable consideration having a value of at least $25 per share;

•	Vest immediately if, on or after the occurrence of a performance condition described in (i), (ii) or (iii), but prior to the second anniversary thereof, there occurs a change of control of us.

The Exchange Offer resulted in $1.2 million in total incremental compensation cost that will be recognized when a performance condition occurs. The Exchange Offer affected approximately 125 employees.

Incentive Plan Modifications

On May 20, 2011, the Compensation Committee approved amendments to the Stock Incentive Plan, the form of option grant letter and certain outstanding options (the “Outstanding Options”) held by various employees (collectively, the “Plan Amendments”).

The Plan Amendments (which apply to Outstanding Options and, unless otherwise specified at the time of grant, any future option grants under the amended Incentive Plan, and, where applicable, any shares held by employees) generally provide for the following:

•	Eliminated the holding period after vesting for Performance and Stretch Performance options;

•	Changed the definition of “Qualified IPO”;

•	Eliminated certain restrictions on transfer of shares in the event of a Qualified IPO;

•

Provided each optionee the right to satisfy the exercise price and any withholding tax obligation triggered by such exercise by any combination of cash and/or shares (including both previously owned shares and shares otherwise to be delivered upon exercise of the option); and

•	Added two additional vesting events applicable to Performance Options and to certain Stretch Performance Options if they occur prior to or concurrent with the end of fiscal 2012.

The incremental compensation cost associated with the modifications to our Incentive Plan totaled $2.2 million, of which $0.2 million was initially recognized in the second fiscal quarter 2011 and $0.3 million in the third fiscal quarter 2011. The plan modification affected approximately 155 employees. During the fourth quarter of Fiscal 2011, we determined that the achievement of vesting events for the Performance Stock Options was not probable and therefore, reversed the stock compensation expense that was previously recognized for these options. Additionally, we recorded a reversal of stock compensation expense of $5.1 million associated with forfeitures of stock options, including $3.8 million for our former Chief Executive Officer.

BOGO Option Offer

On May 20, 2011, the Compensation Committee also approved an offer pursuant to the amended Incentive Plan to certain employees to purchase a specified number of shares of our common stock at a price per share of $10.00 (the “Offer”). For each share purchased, the employee received an option to purchase an additional share at $10.00 (a “BOGO Option”). The Offer was made available to employees who had not previously accepted similar offers from us. We granted 179,000 BOGO Options and recognized stock-based compensation expense of approximately $0.3 million in Fiscal 2011 related to these options.

Our estimates of stock price volatility, interest rate, grant date fair value and expected term of options and restricted stock are affected by illiquidity in credit markets, consumer spending and current and future economic conditions. As future events and their effects can not be determined with precision, actual results could differ significantly from our estimates. See Note 9—Stock Options and Stock-Based Compensation in the Notes to Consolidated Financial Statements.

Derivatives and Hedging

We account for derivative instruments in accordance with ASC Topic 815, Derivatives and Hedging (“ASC Topic 815”). In accordance with ASC Topic 815, we report all derivative financial instruments on our Consolidated Balance Sheet at fair value. We formally designate and document the financial instrument as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transaction. We formally assess both at inception and at least quarterly thereafter, whether the financial instruments that are used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposure. We measure the effectiveness of our cash flow hedges by evaluating the following criteria: (i) the re-pricing dates of the derivative instrument match those of the debt obligation; (ii) the interest rates of the derivative instrument and the debt obligation are based on the same interest rate index and tenor; (iii) the variable interest rate of the derivative instrument does not contain a floor or cap, or other provisions that cause a basis difference with the debt obligation; and (iv) the likelihood of the counterparty not defaulting is assessed as being probable.

We primarily employ derivative financial instruments to manage our exposure to market risk from interest rate changes and to limit the volatility and impact of interest rate changes on earnings and cash flows. We do not enter into derivative financial instruments for trading or speculative purposes. We face credit risk if the counterparties to the financial instruments are unable to perform their obligations. However, we seek to mitigate derivative credit risk by entering into transactions with counterparties that are significant and creditworthy financial institutions. We monitor the credit ratings of the counterparties.

For derivatives that qualify as cash flow hedges, we report the effective portion of the change in fair value as a component of “Accumulated other comprehensive income (loss), net of tax” in the Consolidated Balance Sheets and reclassify it into earnings in the same periods in which the hedged item affects earnings, and within the same income statement line item as the impact of the hedged item. The ineffective portion of the change in fair value of a cash flow hedge is recognized into income immediately. No ineffective portion was recorded into earnings during Fiscal 2012, Fiscal 2011, and Fiscal 2010, respectively, and all components of the derivative gain or loss were included in the assessment of hedge effectiveness. For derivative financial instruments which do not qualify as cash flow hedges, any changes in fair value would be recorded in the Consolidated Statements of Operations and Comprehensive Income. We adopted ASC Topic 820, Fair Value Measurements and Disclosures, on February 3, 2008, which required us to include credit valuation adjustment risk in the calculation of fair value.

We may at our discretion terminate or change the designation of any such hedging instrument agreements prior to maturity. At that time, any gains or losses previously reported in accumulated other comprehensive income (loss) on termination would amortize into interest expense or interest income to correspond to the recognition of interest expense or interest income on the hedged debt. If such debt instrument was also terminated, the gain or loss associated with the terminated derivative included in accumulated other comprehensive income (loss) at the time of termination of the debt would be recognized in the Consolidated Statements of Operations and Comprehensive Income at that time.

On September 20, 2012, we terminated the interest rate swap agreement entered into on July 28, 2010 (the “Swap”), settled the contract at fair value of the liability and also extinguished the associated hedged debt instrument. Accordingly, we reclassified $1.8 million of unrealized loss associated with the Swap from “Accumulated other comprehensive income (loss), net of tax” in the Consolidated Balance Sheets into “Interest expense, net” in the Consolidated Statements of Operations and Comprehensive Income.

Contractual Obligations and Off Balance Sheet Arrangements

We finance certain equipment through transactions accounted for as non-cancelable operating leases. As a result, the rental expense for this equipment is recorded during the term of the lease contract in our Consolidated Financial Statements, generally over four to seven years. In the event that we, or our landlord, terminate a real property lease prior to its scheduled expiration, we will be required to accrue all future rent payments under any non-cancelable operating lease with respect to leasehold improvements or equipment located thereon. The following table sets forth our contractual obligations requiring the use of cash as of February 2, 2013:

	Payments Due by Period
Contractual Obligations (in millions)	Total	1 year	2-3 years		4-5 years	More than 5 years
Recorded Contractual Obligations:
Debt (1)	$2,313.3	$—	$522.5	(2)	$215.8	$1,575.0	(3)
Capital lease obligation	44.6	2.3	4.7		4.9	32.7
Unrecorded Contractual Obligations:
Operating lease obligations (4)	1,078.7	214.6	354.1		235.2	274.8
Interest (5)	1,160.7	214.2	403.5		317.6	225.4
Letters of credit	4.5	4.5	—		—	—

Total	$4,601.8	$435.6	$1,284.8		$773.5	$2,107.9

(1)	Represents debt expected to be paid and does not assume any note repurchases or prepayments.
(2)	Includes $302.2 million under our Senior Toggle Rate Notes and $220.3 million under our Senior Fixed Rate Notes.
(3)	Includes $1,125.0 million (excluding unamortized premium of $16.3 million) under our 9.0% Senior Secured First Lien Notes and $450.0 million under our Senior Secured Second Lien Notes.
(4)	Operating lease obligations consists of future minimum lease commitments related to store operating leases, distribution center leases, office leases and equipment leases. Operating lease obligations do not include common area maintenance (“CAM”), contingent rent, insurance, marketing or tax payments for which we are also obligated. During Fiscal 2012, we recorded $3.2 million of contingent rent.
(5)	Represents interest expected to be paid on our debt and does not assume any note repurchases or prepayments.

We have no material off-balance sheet arrangements (as such term is defined in Item 303(a) (4) (ii) under Regulation S-K of the Securities Exchange Act) other than disclosed herein.

Seasonality and Quarterly Results

Sales of each category of merchandise vary from period to period depending on current trends. We experience traditional retail patterns of peak sales during the Christmas, Easter and back-to-school periods. Sales as a percentage of total sales in each of the four quarters of Fiscal 2012 were 22%, 23%, 23% and 32%, respectively. See Note 13—Selected Quarterly Financial Data in the Notes to Audited Consolidated Financial Statements for our quarterly results of operations.

Impact of Inflation

Inflation impacts our operating costs including, but not limited to, cost of goods and supplies, occupancy costs and labor expenses. We seek to mitigate these effects by passing along inflationary increases in costs through increased sales prices of our products where competitively practical or by increasing sales volumes.

Recent Accounting Pronouncements

See Note 2—Summary of Significant Accounting Policies in the Notes to the Audited Consolidated Financial Statements.

There are no recently issued accounting standards that are expected to have a material effect on our financial condition, results of operations or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

Cash and Cash Equivalents

We have significant amounts of cash and cash equivalents, at financial institutions that are in excess of federally insured limits. With the current financial environment and the instability of financial institutions, we cannot be assured that we will not experience losses on our deposits. We mitigate this risk by investing in money market funds that are invested exclusively in U.S. Treasury securities and maintaining bank accounts with a group of credit worthy financial institutions. As of August 3, 2013, all cash equivalents were maintained in one money market fund that was invested exclusively in U.S. Treasury securities.

Interest Rates

We no longer have exposure to interest rate risk associated with derivative instruments. On September 20, 2012, we terminated the interest rate swap agreement entered into on July 28, 2010 (the “Swap”), settled the contract at fair value of the liability and also extinguished the associated hedged debt instrument. We previously entered into the Swap to manage exposure to fluctuations in interest rates. The Swap had an expiration date of July 30, 2013. The Swap represented a contract to exchange floating rate for fixed interest rates periodically over the life of the Swap without exchange of the underlying notional amount. The Swap covered an aggregate notional amount of $200.0 million of the outstanding principal balance of the Former Term Loan. The fixed rate of the Swap was 1.2235% and was designated and accounted for as a cash flow hedge.

Foreign Currency

We are exposed to market risk from foreign currency exchange rate fluctuations on the United States dollar (“USD” or “dollar”) value of foreign currency denominated transactions and our investments in foreign subsidiaries. We manage this exposure to market risk through our regular operating and financing activities, and may from time to time, use foreign currency options. Exposure to market risk for changes in foreign currency exchange rates relates primarily to our foreign operations’ buying, selling, and financing in currencies other than local currencies and to the carrying value of net investments in foreign subsidiaries. At August 3, 2013, we maintained no foreign currency options. We generally do not hedge the translation exposure related to our net investment in foreign subsidiaries. Included in “Comprehensive income” are $(7.1) million and $(11.1) million, net of tax, reflecting the unrealized (loss) gain on foreign currency translations and intra-entity foreign currency transactions during the six months ended August 3, 2013 and July 28, 2012, respectively.

Certain of our subsidiaries make significant USD purchases from Asian suppliers, particularly in China. Until July 2005, the Chinese government pegged its currency, the yuan renminbi (“RMB”), to the USD, adjusting the relative value only slightly and on infrequent occasion. Many people viewed this practice as leading to a substantial undervaluation of the RMB relative to the USD and other major currencies, providing China with a competitive advantage in international trade. China now allows the RMB to float to a limited degree against a basket of major international currencies, including the USD, the euro and the Japanese yen. The official exchange rate has historically remained stable; however, there are no assurances that this currency exchange rate will continue to be as stable in the future due to the Chinese government’s adoption of a floating rate with respect to the value of the RMB against foreign currencies. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on China to adopt an even more flexible and more market-oriented currency policy that allows a greater fluctuation in the exchange rate between the RMB and the USD. This floating exchange rate, and any appreciation of the RMB that may result from such rate, could have various effects on our business, which include making our purchases of Chinese products more expensive. If we are unable to negotiate commensurate price decreases from our Chinese suppliers, these higher prices would eventually translate into higher costs of sales, which could have a material adverse effect on our results of operations.

The results of operations of foreign subsidiaries, when translated into U.S. dollars, reflect the average foreign currency exchange rates for the months that comprise the periods presented. As a result, if exchange rates fluctuate significantly from one period to the next, results in local currency can vary significantly upon translation into U.S. dollars. Accordingly, fluctuations in foreign currency exchange rates, most notably the strengthening of the dollar against the euro, could have a material impact on our revenue growth in future periods.

General Market Risk

Our competitors include department stores, specialty stores, mass merchandisers, discount stores and other retail and internet channels. Our operations are impacted by consumer spending levels, which are affected by general economic conditions, consumer confidence, employment levels, availability of consumer credit and interest rates on credit, consumer debt levels, consumption of consumer staples including food and energy, consumption of other goods, adverse weather conditions and other factors over which we have little or no control. The increase in costs of such staple items has reduced the amount of discretionary funds that consumers are willing and able to spend for other goods, including our merchandise. Should there be continued volatility in food and energy costs, sustained recession in the United States and Europe, rising unemployment and continued declines in discretionary income, our revenue and margins could be significantly affected in the future. We can not predict whether, when or the manner in which the economic conditions described above will change.

BUSINESS

We are one of the world’s leading specialty retailers of fashionable jewelry and accessories for young women, teens, tweens and kids. Our vision is to inspire girls and women around the world to become their best selves by providing products and experiences that empower them to express their own unique individual styles. Our broad and dynamic selection of merchandise is unique, and over 90% of our products are proprietary. Claire’s ® is our primary global brand that we operate in 43 countries through company-operated or franchise stores. Claire’s ® offers a differentiated and fun store experience with a “treasure hunt” setting that encourages our customer to visit often to explore and find merchandise that appeals to her. We believe by maintaining a highly relevant merchandise assortment and offering a compelling value proposition, Claire’s ® has universal appeal to teens, pre-teens and kids. Icing ® is our other brand which we currently operate in North America through company-operated stores. Icing ® offers an inspiring merchandise assortment of fashionable products that helps a young woman to say something about herself, whatever the occasion. We believe Icing ® provides us with significant potential to reach young women in age groups beyond our Claire’s ® core demographic.

We believe Claire’s ® represents a “Girl’s Best Friend” and a favorite shopping destination for teens, tweens, and kids. Claire’s ® target customer is a girl between 3-18 years old with a particular focus on a core demographic of girls between 10-14 years old, representing a total addressable market of approximately 900 million female customers across the globe. According to our estimates, we have over 95% brand awareness within this target demographic in our largest markets. As of August 3, 2013, Claire’s ® had a presence in 43 countries through 2,710 company-operated Claire’s ® stores in North America, Europe and China, and 414 franchised stores in numerous other geographies.

Our Icing ® brand targets a young woman in the 18-35 year age group with a focus on our core 21-25 year olds who have recently entered the workforce. This customer is independent, fashion-conscious, and has enhanced spending ability. We believe that expansion of our Icing ® store base both in existing and new market over time presents a significant opportunity to leverage our core merchandising, sourcing and marketing expertise to cater to a wider demographic. Furthermore, the differentiation of our Claire’s ® and Icing ® brands allows us to operate multiple stores within a single mall or in close proximity. As of August 3, 2013, we operated 384 Icing ® stores across the United States, Canada, and Puerto Rico.

We are organized by geography through our North America division, our Europe division and our China division, recently formed to operate our existing and future stores in China. In North America, our stores are located primarily in shopping malls and average approximately 985 square feet of selling space. In Europe, our stores are located primarily on high streets, in shopping malls and in high traffic urban areas and average approximately 655 square feet of selling space. Despite smaller average selling square feet, our European stores average similar sales per store to our North American stores.

We believe that the strength of our business model and our disciplined operating philosophy has enabled us to deliver strong financial performance:

•

Our same store sales growth was 1.8% in Fiscal 2012 and 1.3% for the first six months of Fiscal 2013. We have reported positive same store sales growth for 11 out of the last 15 quarters through the end of the second quarter of Fiscal 2013, offsetting declines in same store sales during the economic downturn in Fiscal 2008 and Fiscal 2009.

•

From the end of Fiscal 2009 through the end of the second quarter of Fiscal 2013, we have opened a total of 524 new company-operated and franchised stores. Our global store base (including franchise stores) was 3,508 stores at the end of the second quarter of Fiscal 2013.

•	Our net sales increased to $1,557.0 million in Fiscal 2012 from $1,342.4 million in Fiscal 2009, increasing at a compound annual growth rate of 5.1%.

•

Our Adjusted EBITDA increased to $308.0 million in Fiscal 2012 from $233.8 million in Fiscal 2009, increasing at a compound annual growth rate of 9.6%. Our net income (loss) during this same period was $6.2 million in Fiscal 2012, $15.8 million in Fiscal 2011, $7.2 million in Fiscal 2010 and $(7.8) million in Fiscal 2009.

We are controlled by the Apollo Funds. So long as the Apollo Funds continue to beneficially own a significant amount our equity, even if such amount is less that 50%, they may continue to strongly influence or effectively control our decisions. Specific controls by the Apollo Funds are contained in our by-laws.

Industry Overview

We operate within the large and growing jewelry and accessories industry. According to NPD, our industry generated $23 billion in sales in the United States in 2012. Our industry is highly fragmented, and we believe this fragmentation provides large operators, like us, the ability to compete more effectively due to scale advantages. Also, according to NPD, over 44% of the spending in our industry occurs among women aged 3 to 35. We believe the positioning of our Claire’s ® and Icing ® concepts allow us to target the largest addressable market within our industry. We believe Claire’s ® is well positioned to benefit from this trend as one of the only global specialty retailers in the category.

Our Competitive Strengths

We have various competitive strengths that we believe have allowed us to operate successfully in many different global markets, as demonstrated by our ability over the past eight years to double the number of countries in which we operate to 43 countries as of August 3, 2013. We compete primarily on price, shopping experience, and merchandise assortment. Although we believe we have many competitive strengths, we recognize that we face competitive challenges, including the fact that large value retailers, department stores and some teen retail stores may have substantially greater financial, marketing, and other resources, and devote greater resources to the marketing and sale of their merchandise than we do.

We believe our competitive strengths include the following:

Category Defining Claire’s ® Brand

According to our estimates, over 95% of our target demographic in our largest markets recognizes the Claire’s ® brand. A Claire’s ® store is located in approximately 88% of all major United States shopping malls across all 50 states and in 42 countries outside of the United States, including markets where we franchise. We are a “Girl’s Best Friend” and believe we serve as an authority in jewelry and accessories for 3—18 year-olds. We believe that our reputation for providing age-appropriate merchandise and shopping experience allows parents to trust the Claire’s ® brand for their daughters. Our Claire’s ® brand is regularly featured in editorial coverage and relevant fashion periodicals. Additionally, we leverage our e-commerce platform and social media to enhance our brand awareness and strengthen our customer relationships.

Preferred Shopping Destination

We are recognized as a favorite shopping destination for young women, teens, tweens, and kids. We believe our customer finds our store an engaging and stimulating experience that allows her to explore and share discoveries, thereby encouraging frequency of visits. Our employees are trained to provide friendly and effective service which we believe creates a memorable shopping experience. Besides jewelry and accessories, we also offer an exciting assortment of beauty products, lifestyle accessories and seasonal items to keep our customer engaged. As part of our jewelry offering, our stores have pierced the ears of over 83 million customers, including

3.7 million in Fiscal 2012. We believe this seminal point of contact helps our stores establish an important long-term relationship with our core customer. We believe our store environment, product assortment and low average dollar ticket differentiate us from other retail concepts as well as pure play online platforms.

Attractive Unit Economics with Strong Cash Flow

Our stores have relatively low build out costs and moderate inventory requirements. For a new store investment, we target a payback period of three years or less. We achieved a better than three-year payback for aggregate new stores opened during Fiscal 2010, Fiscal 2011, and Fiscal 2012. We manage our store portfolio on a store-by-store basis to optimize overall returns and minimize risk. When we choose to close a store it is generally because the store has negative or marginally positive four-wall cash flow or the store’s anticipated future performance or lease renewal terms do not meet our criteria. As a result, for Fiscal 2012, approximately 95% of our stores are cash flow positive.

Our cash flow is driven by our strong gross margins, efficient operating structure, low annual maintenance capital expenditures and flexible growth capital expenditure initiatives. Our moderate working capital requirements result from high merchandise margins, low unit cost of merchandise, relatively lower seasonality of our business and relatively strong inventory turnover. We are significantly leveraged, with a total debt including our capital lease obligation of approximately $2.35 billion as of August 3, 2013. As a result, a large portion of our cash flow is devoted to our debt service obligations. In addition, as of August 3, 2013, we had a total accumulated deficit of $648.1 million, primarily as a result of non-cash goodwill impairment charges in Fiscal 2008.

Although our capital growth expenditure initiatives are flexible, we must make decisions regarding fair market rent of real estate properties within the countries that we operate in advance of entering into a new five to ten year lease or renewing an existing lease. Also, although we have relatively low seasonality, our business fluctuates according to changes in consumer preferences. Approximately 30% of our net sales typically occur in the fourth quarter, with the remaining 70% spread relatively evenly over the remaining three quarters. We have several peak selling periods in addition to Christmas, such as back-to-school, and a significant number of other holidays across the globe not necessarily applicable to other retailers, which we believe contribute to our relatively lower seasonality. If we are unable to anticipate, identify and react to changing styles and trends, we may need to rely on markdowns or promotional sales to dispose of excess or slow moving inventory from time to time.

Globally Diversified with Proven Ability to Enter New Countries

The Claire’s ® concept has a global scale and proven geographic portability. As of August 3, 2013, we operated or franchised a total of 3,124 Claire’s ® stores across all 50 states of the United States and in 42 additional countries across the world. We also operated 384 Icing ® Stores as of August 3, 2013. During Fiscal 2012, we entered large and high potential markets of China and Italy through company-operated stores and also entered the Latin American and Southeast Asian markets through our franchising program. During Fiscal 2011, we entered the strategically significant countries of Mexico and India through franchising relationships. Over the past 8 years, we have doubled the number of countries in which we operate or franchise. Based on our estimates, we believe that we have the potential for 7,500 stores globally.

Cost-Efficient Global Sourcing Capabilities

Our merchandising strategy is supported by efficient, low-cost global sourcing capabilities diversified across approximately 660 suppliers located primarily outside the United States. Our vertically integrated Hong Kong buying office was established over 20 years ago and now sources a majority of our purchases. Our strategy of offering proprietary merchandise coupled with vertically-integrated local buying capabilities is designed to enable us to source rapidly and cost effectively. We believe our vertically integrated sourcing capabilities enable us to respond to quickly changing consumer trends, maintain inventory efficiency and achieve high merchandise margins.

Strong and Passionate Senior Management Team with Significant Experience

Our senior management team has extensive global, retail experience and complementary expertise across a broad range of disciplines in specialty retail, including merchandising, supply chain, real estate and finance. Our Chief Executive Officer Jim Fielding, who joined the Company in June 2012, was formerly President of Disney Stores, and has prior management experience at The Gap, Lands’ End and Dayton Hudson. Linda Hefner Filler, President of our North America Division, who joined the Company in March 2013, brings to the Company 25 years of retail and consumer products experience, including executive positions with Wal-Mart Corporation, Kraft Foods and Sara Lee Corporation. Beatrice Lafon, President of our Europe Division, who joined the Company in October 2011, brings to the Company 25 years of Pan-European retail experience, including executive positions with TJ Hughes and Animal Ltd. in the United Kingdom, Etam Group in the Netherlands, and Woolworths Group. Per Brodin, our Executive Vice President and Chief Financial Officer, has over 20 years of financial, accounting and management experience, including senior leadership positions with Centene Corporation and May Department Stores as well as working for twelve years at an international public accounting firm.

Business Strategy

Our business strategy is designed to maximize our sales opportunities, earnings growth and cash flow:

Generate Organic Growth

Continue To Enhance Merchandise and In-Store Experience

We are focused on enhancing the fashion-orientation and quality of our product offerings to deliver a unique, proprietary assortment that is highly relevant to our target customers. We believe we can drive growth through intensifying key merchandise categories, especially in higher margin and higher productivity products such as jewelry. Jewelry as a percentage of sales has increased from 45.5% to 47.9% from Fiscal 2010 to Fiscal 2012. Our target jewelry mix as a percentage of total sales is 53% to 55%.

We believe we can drive increased frequency of visits through our unique and compelling in-store environment. We recently completed a brand image revitalization for both Claire’s ® and Icing ® , and have built a strategic marketing platform and team to drive store traffic. We aim to provide a consistent, engaging and brand-right customer experience across all of our owned and franchised stores worldwide. Additionally, we focus on improving ease of shopping and increasing sales productivity by enhancing store layout and merchandise displays. We will continue to develop in our store management teams and sales associates emphasizing in-store operational excellence.

Deepen Customer Relationship & Loyalty

We will continue to drive brand awareness and deepen customer relationships with our branding efforts conducted through in-store marketing collateral and ongoing social media, email, and text campaigns. Maintaining and improving our leadership in ear piercing also allows us to solidify the customer’s experience with Claire’s ® and establish brand loyalty early. We believe we can leverage our online community and proprietary customer database to drive increased customer engagement for Claire’s ® and Icing ®.

Expand and Upgrade Company-Operated Store Base

We have demonstrated a consistent track record of expanding our company-operated store base, opening 82, 157 and 110 new company-operated stores in Fiscal 2010, Fiscal 2011 and Fiscal 2012, respectively. Of our 110 new stores opened in Fiscal 2012, 79 were in Europe, 28 were in North America and 3 were in China. We plan to open approximately 140 new stores in Fiscal 2013 across all of our markets in Europe, North America and China. We recently entered the countries of China and Italy and believe these countries present significant growth opportunities. In North America, the Claire’s ® brand has significant penetration but we continue to opportunistically pursue additional locations. We also believe there is a compelling opportunity to remodel key locations in both North America and Europe in order to create a more contemporary ambience and a visually appealing display of our innovative product offerings, and to further enhance our customer’s in-store experience. Historically, our remodel capital expenditures have produced increased sales returns similar to our new store expenditures. We typically target our most productive stores for remodel as they tend to deliver the best return on capital. We also evaluate stores whose leases are up for renewal and are likely to undergo a full remodel. We plan to remodel approximately 350 additional Claire’s ® and Icing ® stores in Fiscal 2013.

In recent years, we have taken steps to reposition our Icing brand. This repositioning further differentiated our Claire’s ® and Icing ® brands by moving from dual-tasked buying teams to dedicated buyers for Claire’s ® and Icing ®. We believe our product offering at Icing ® is now more appropriate for its core demographic. Furthermore, the product offering at Icing is now unique to the brand and no longer has any overlap with Claire’s ®. We have also redesigned the store environment to offer a more mature atmosphere and shopping environment. We believe these changes will allow Icing ® to offer a similar value proposition to Claire’s ® while becoming more relevant for its target customer and has positioned the concept for growth both domestically and abroad. The new Icing ® prototypes introduced in Fiscal 2011 are generating over 35% higher sales than legacy Icing ® stores. We believe the Icing ® brand has significant long-term growth potential in North America and plan up to 35 new store openings in Fiscal 2013. Over time, we plan to launch Icing ® internationally to countries where we can leverage the existing Claire’s expertise and infrastructure.

Franchise in New International Countries

Developing a robust franchising model has allowed us to gain a foothold in multiple international geographies and we believe that significant high potential “white space” opportunities remain. In 2012, we entered Latin America and Southeast Asia. Within Latin America, we have partnered with a single franchisee to develop stores in sixteen new countries and, in 2012, opened franchise stores in four of these countries. Within Southeast Asia, we have partnered with another single franchisee to develop stores in five new countries and, in 2012, opened a franchise store in one of these countries. We are currently studying our brand introduction strategy for Brazil, Russia, and Australia via our franchise model. In 2011, under our franchise model, we entered into the countries of Mexico and India which we believe offer high growth opportunities. We will continue to evaluate new countries for franchised stores. In addition, we believe the Icing ® brand represents an additional opportunity for franchise growth. As of August 3, 2013, we had franchise development agreements representing commitments to build over 700 stores.

Grow Our E-Commerce Sales

We believe that the increasing penetration of internet enabled devices within our customer base offers an opportunity to better connect with our customer and complement our in-store experience. We launched our e-commerce and mobile platforms in the United States during Fiscal 2011 and Fiscal 2012, respectively, to allow our target customer to shop with Claire’s ® at her convenience. In addition, our on-line channel allows us to expand product offerings to include complementary products not available in our stores. In early Fiscal 2013, we launched Claire’s ® e-commerce internationally starting in the United Kingdom, Republic of Ireland, and Canada and also launched our e-commerce platform for Icing ®.

We believe that, over time, our digital platform represents a valuable tool for engaging with our customer, gathering feedback on her preferences and enhancing our product testing capabilities, all of which should drive higher sales productivity both in-store and online. We have also invested in developing new marketing capabilities in social media, such as our Facebook ® and Instagram ® pages, and intend to further engage our customers through these channels.

Merchandising

The Claire’s ® mission is to be the “Girl’s Best Friend” brand for fun, fashionable, and value priced jewelry and accessories targeted at our core demographic of girls 3-18. Our merchandising team is keenly aware of the psychographics of our core customer and her ever-changing tastes and attitudes. We strive to connect with her as our “friend” with whom we share her most personal milestones – be it a first ear piercing, a first day at school, a first date, or a first job. We work to present a broad yet curated product assortment in an environment where girls and young women feel encouraged to express their personalities, creativity, and individuality. Our merchandising strategy leverages our authority as a jewelry destination and ear piercing specialist. Besides our core jewelry and accessories products, other important categories include hair accessories, our licensed product assortment, and our beauty businesses. Our other accessories categories allow us to reflect seasonal changes in the business and the customer mindset, and we develop strong event assortments to capitalize on key traffic periods, like Prom, Back-To-School, Halloween, and Holiday.

For Fiscal 2012, the company-wide average in-store unit selling price for our products was $6.17 and the average transaction value was $15.61. Each Claire’s ® store offers approximately 7,000 SKUs in the following major product categories:

•	Jewelry: Includes earrings, necklaces, bracelets, body jewelry and rings, as well as our ear piercing service; and

•

Accessories: Includes fashion and seasonal accessories, including headwear, legwear, hairgoods, handbags and small leather goods, attitude glasses, scarves, armwear and belts, sunglasses, hats, gloves, slippers and earmuffs; and our beauty product offerings.

The company-wide average in-store unit selling price for our products was $7.11 for jewelry and $5.44 for accessories. The following table shows a comparison of sales by product category:

	Percentage of Total
Product Category	Fiscal 2012	Fiscal 2011	Fiscal 2010
Jewelry	47.9	46.1	45.5
Accessories	52.1	53.9	54.5

	100.0	100.0	100.0

Icing’s ® mission is to be the “Say Something” brand focused on smart, trend right products that are appropriate for young women 18-35, with a particular focus on women in their mid 20’s. Jewelry is the dominant category for Icing ®, but the Accessories business is highly penetrated as well. Key accessory categories include handbags, small leather goods, and tech accessories. Hair accessories are also important, and the beauty business is developing an excellent range of nail, eye, lip, and beauty tools products. The Icing ® customer expresses her unique style and individuality through our products, and we enable the many dimensions of her personality and viewpoints to shine.

Over 90% of our merchandise consists of proprietary designs that carry the Claire’s ® or Icing ® label. The remainder consists of licensed products featuring brands such as Disney, Hello Kitty or selected entertainment properties. Our wide range of products allows us to capitalize on a spectrum of trends, ideas and merchandise concepts, while not being dependent on any one of them.

Purchasing and Distribution

Our global sourcing group purchases merchandise from a diversified base of approximately 660 suppliers. Our vertically integrated buying office in Hong Kong has been in operation for over two decades and sources a majority of our products. In Fiscal 2012, we purchased 86% of our merchandise from vendors based outside the United States, including 70% purchased from China. We are not dependent on any single supplier for our products. In Fiscal 2012, we sourced at least 90% of the merchandise sourced through our Hong Kong buying office from approximately 100 suppliers, none of which represented more than five percent of total purchases.

Our distribution facility in Hoffman Estates, Illinois, a suburb of Chicago, ships merchandise to our North America and China stores. Our distribution facility in Birmingham, United Kingdom services all of our stores in

Europe. We distribute merchandise to our franchisees from a third party operated distribution center in Hong Kong. Our distribution centers ship merchandise by common carrier to our individual store locations. To keep our assortment fresh and exciting, we typically ship merchandise to our stores three to five times per week.

Stores

As of August 3, 2013, we operated a total of 3,094 stores, including 384 Icing ® stores, and also franchised 414 stores globally. Our stores, company-wide, average net sales of approximately $506,000 and net sales per square foot of $502 for Fiscal 2012.

Store Design and Environment

The in-store shopping experience is integral to the Claire’s ® and Icing ® brands. Our Claire’s ® stores are designed and merchandised to allow our customer to discover appealing merchandise in a “treasure hunt” setting. We strive to maintain a consistent look and experience across all of our owned and franchised stores through a disciplined plan-o-gram process that coordinates floor plan changes 8-10 times per year.

Our stores in North America are located primarily in shopping malls and average approximately 985 square feet of selling space. Our stores in Europe are located on high streets, in shopping malls and in high traffic urban locations and average approximately 655 square feet of selling space. Our store hours are dictated by shopping mall operations which are typically from 10:00 a.m. to 9:00 p.m. Monday through Saturday and where permitted by law, from noon to 5:00 p.m. on Sunday. In Fiscal 2012, approximately 48% of our sales were made in cash, with the balance made by checks, debit cards, and credit cards.

Each of our stores is typically led by a manager and a full-time assistant manager. In addition, each store has one or more part-time employees, depending on store volume. We utilize a labor scheduling model that optimizes the number of hours allocated to appropriately staff for varying sales volumes expected during each week.

New Stores and Store Economics

We have a standardized procedure for efficient opening of new stores and their integration into our information and distribution systems. The floor plan, merchandise layout and marketing efforts are developed specific to each new location. In addition, we maintain qualified store opening teams to provide training to new store employees. On average, we open a new store within two-to-three months after signing a lease.

We have experienced in-house real estate and development capabilities. During Fiscal 2012, we opened 110 new company-operated global stores . Our capital investment, which includes build-out costs and cash pre-opening costs, amounted to $64.4 million for new stores opened and remodels completed in Fiscal 2012. During the past two fiscal years, we have remodeled 323 stores, and we plan to remodel an approximately 350 additional stores in Fiscal 2013.

Sales at our new stores ramp quickly and generate attractive returns. For a new store investment, we generally target a payback period of three years or less. The vast majority of our new stores have met or exceeded this target. In addition, over 95% of our worldwide stores today are cash flow positive.

The following table provides information regarding the results of stores opened in Fiscal 2012.

Fiscal 2012 New Store Economics (1):

($ in thousands)

Region	Number of Stores Opened in FY 2012 (2)	Average Net Sales per Store	Average Store Level EBITDA	Average Investment (3)	Average Payback Period (4)	Average Return on Investment (5)
Claire’s North America	25	$434.4	$111.8	$249.3	2.2	44.8%
Icing North America	3	565.6	160.1	398.0	2.5	40.2%
Claire’s Europe	79	521.0	166.7	308.1	1.8	54.1%

Total	107	$502.0	$153.7	$296.9	1.9	51.8%

(1)	Reflects metrics for 52 weeks of operations for a store. For stores opened less than 52 weeks, the Company used actual performance for periods available together with performance for future periods estimated as of June 15, 2013 to project 52 weeks of performance.
(2)	Excludes three stores opened in China during the fourth quarter of Fiscal 2012.
(3)	Includes all cash capital outlays including capital expenditures and inventory investments.
(4)	Average Payback Period (in years) is calculated by dividing Average Investment by Average Store-Level EBITDA.
(5)	Average Return on Investment is calculated by dividing Average Store-Level EBITDA by Average Investment.

Store Openings, Closings and Future Growth

In Fiscal 2012, we opened 110 stores and closed 96 underperforming stores, for a net increase of 14 stores. When we choose to close a store it is generally because the store has negative or marginally positive four-wall cash flow or the store’s anticipated future performance or lease renewal terms do not meet the Company’s criteria. In Europe, we increased our store count by 43 stores, net resulting in a total of 1,161 stores. In North America, we decreased our store count by 32 stores, net, to 1,921 stores. “Stores, net” refers to stores opened, net of closings. In China, we opened 3 stores in Fiscal 2012, 8 stores in the six months ended August 3, 2013, and plan to open an additional 9 stores by the end of Fiscal 2013.

Store Openings (Closings):	Fiscal 2012	Fiscal 2011	Fiscal 2010
North America
Openings	28	28	13
Closings	(60)	(47)	(34)

Net	(32)	(19)	(21)

Europe
Openings	79	129	69
Closings	(36)	(20)	(15)

Net	43	109	54

China
Openings	3	—	—
Closings	—	—	—

Net	3	—	—

Consolidated
Openings	110	157	82
Closings	(96)	(67)	(49)

Total	14	90	33

We plan to open approximately 140 company-operated stores globally in Fiscal 2013. We also plan to continue opening stores when suitable locations are found and satisfactory lease negotiations are concluded. In addition to the investment in leasehold improvements and fixtures, we may also purchase intangible assets or incur initial direct costs for leases relating to certain store locations in our Europe operations. In Fiscal 2012, the average sales per store of our new stores were almost double that of our average closed stores.

Store Count as of:	February 2, 2013	January 28, 2012	January 29, 2011
North America	1,921	1,953	1,972
Europe	1,161	1,118	1,009
China	3	—	—

Total company-operated	3,085	3,071	2,981

Franchise	392	381	395

Total global stores	3,477	3,452	3,376

Marketing and Advertising

We rely on a multi-channel approach to marketing and advertising with a very limited reliance on traditional television, radio and print mediums. Given Claire’s focus as a shopping destination, we invest in locating our stores in prominent, high-traffic locations. Our stores feature colorful displays showcasing our merchandise and latest trends, thus adding to the fun and playful atmosphere of the store. Our brands are also featured on the tags attached to most of our products. We believe that our target customer develops an affinity for our stores through frequent visits and through word-of-mouth publicity from her peers.

Our digital marketing effort includes our United States e-commerce site launched in Fiscal 2011, which has a look and feel consistent with the in-store experience. We also drive brand awareness and relevance with social media, email and text campaigns which are complementary to in-store marketing. We leverage our Facebook presence by posting content such as celebrity looks and Claire’s promotions that are relevant to our target customer and have received over 1.4 million Likes on Facebook. We use our email database to send weekly emails to over 900,000 customers who have provided their email addresses through our website or in-store registration process, including when customers get their ears pierced.

Trademarks and Service Marks

We are the owner in the United States of various marks, including “ Claire’s ®,” “ Claire’s Accessories ®,” and “ Icing ®.” We have also registered these marks outside of the United States. We currently license certain of our marks under franchising arrangements in Japan, the Middle East, Turkey, Greece, Guatemala, Malta, Ukraine, Mexico, India, Dominican Republic, El Salvador, Venezuela, Panama, Honduras, Indonesia, Philippines, and Costa Rica. We believe our rights in our marks are important to our business and intend to maintain our marks and the related registrations.

Franchise strategy

Claire’s ® has a strong global franchise platform with sophisticated franchise partners possessing strong retail experience, who also operate other leading retail brands. Claire’s ® utilizes relationships with its franchisees to increase penetration in existing franchise markets, and intends to develop new franchise partnerships for entry into new geographic markets. In the future, we also intend to bring Icing ® to Claire’s ® franchise partners. Typically, franchise agreements range between 5–10 years, and provide the option for renewals. Claire’s ® earns license and merchandise fees on merchandise shipped to franchisees and a mark-up on merchandise sold. We generally expect, based on our historical experience, that 2 to 3 franchise stores will be equivalent to the EBITDA contribution of one Company-operated store. In addition, there is no capital expenditure requirement for Claire’s ® when a franchise partner opens a store.

Information Technology

Information technology is important to our business success. Our information and operational systems use a broad range of both purchased and internally developed applications to support our retail operations, financial, real estate, merchandising, inventory management and marketing processes. Sales information is generally collected from point of sale terminals in our stores on a daily basis. We have developed proprietary software to support key decisions in various areas of our business including merchandising, allocation and operations. We periodically review our critical systems to evaluate disaster recovery plans and the security of our systems.

Competition

The specialty retail business is highly competitive. We compete on a global, national, regional, and local level with other specialty and discount store chains and independent retail stores. Our competition also includes Internet, direct marketing to consumer, and catalog businesses. We also compete with department stores, mass merchants, and other chain store concepts. We cannot estimate the number of our competitors because of the large number of companies in the retail industry that fall into one of these categories. We believe the main competitive factors in our business are brand recognition, merchandise assortments for each target customer, compelling value, store location and the shopping experience.

We compete primarily on price, shopping experience, and merchandise assortment. Although we believe we have many competitive strengths, we recognize that we face competitive challenges, including the fact that large value retailers, department stores and some junior retail stores have substantially greater financial, marketing, and other resources, and devote greater resources to the marketing and sale of their merchandise than we do.

We believe we do not have a direct competitor of scale that focuses purely on our product categories. As a result, we believe we are highly differentiated from other teen apparel players and benefit from meaningful margins, in addition to having a significant international presence.

Seasonality

Sales of each category of merchandise vary from period to period depending on current trends. We experience traditional retail patterns of peak sales during the Christmas, Easter, and back-to-school periods. Sales as a percentage of total sales in each of the four quarters of Fiscal 2012 were 22%, 23%, 23% and 32%, respectively.

Employees

On August 3, 2013, we employed approximately 17,900 employees, 61% of whom were part-time. Part-time employees typically work up to 20 hours per week. We consider employee relations to be good.

Properties

Our stores are located in all 50 states of the United States, Puerto Rico, Canada, the Virgin Islands, the United Kingdom, Ireland, France, Spain, Portugal, Belgium, Switzerland, Austria, Netherlands, Germany, Poland, Czech Republic, Hungary, China, Italy and Luxembourg. We lease all of our 3,094 store locations, generally for terms ranging from five to approximately 10 years. Under the terms of the leases, we pay a fixed minimum rent and/or rentals based on a percentage of net sales. We also pay certain other expenses (e.g., common area maintenance charges and real estate taxes) under the leases. The internal layout and fixtures of each store are designed by management and third parties and constructed by external contractors.

Most of our stores in the North America, Europe and China divisions are located in enclosed shopping malls, while other stores are located within central business districts, power centers, lifestyle centers, “open-air” outlet malls or “strip centers.” Our criteria for opening new stores includes geographic location, demographic aspects of communities surrounding the store site, quality of anchor tenants, advantageous location within a mall or central business district, appropriate space availability, and rental rates. We believe that sufficient desirable locations are available to accommodate our expansion plans. We refurbish our existing stores on a regular basis.

The following table sets forth the location, use and size of our distribution, sourcing, buying, merchandising, and corporate facilities as of August 3, 2013. We believe our facilities are well maintained and are sufficient to meet our current and projected needs. The properties are leased with the leases expiring at various times through 2030, subject to renewal options.

Location	Use	Approximate Square Footage
Hoffman Estates, Illinois	Global and Division management and distribution center	538,000	(1)
Birmingham, United Kingdom	Division management and distribution center	126,552	(2)
Pembroke Pines, Florida	Accounting	36,000
Shanghai, China	Division management	11,005
Hong Kong	Sourcing and buying	10,400
Paris, France	Field support	5,900	(3)
Madrid, Spain	Field support	2,700	(3)

(1)	On February 19, 2010, we sold the Property to a third party. Contemporaneously with the sale of the Property, we entered into a lease agreement that provides for (a) an initial expiration date of February 28, 2030 with two (2) five (5) year renewal periods, each at our option, and (b) basic rent of $2.1 million per annum (subject to annual increases). This transaction is accounted for as a capital lease. Prior to February 19, 2010, we owned central buying and store operations offices and the North America distribution center located in Hoffman Estates, Illinois (the “Property”) which is on approximately 28.4 acres of land. The Property has buildings with approximately 538,000 total square feet of space, of which 371,000 square feet is devoted to receiving and distribution and 167,000 square feet is devoted to office space.
(2)	Our subsidiary, Claire’s Accessories UK Ltd., or “Claire’s UK,” leases distribution and office space in Birmingham, United Kingdom. The facility consists of approximately 23,900 square feet of office space and approximately 102,600 square feet of distribution space. The lease expires in December 2024, and Claire’s UK has the right to assign or sublet this lease at any time during the term of the lease, subject to landlord approval. The Birmingham, United Kingdom distribution center currently services our owned stores in Europe.
(3)	We maintain our human resource and select operating functions for these countries at these facilities.

In addition, we have contracted a third party vendor in Hong Kong to provide distribution center services for our franchise stores.

MANAGEMENT

Board of Directors and Executive Officers

Our current executive officers and directors, and their ages and positions, are as follows:

Name	Age	Position
James D. Fielding	48	Chief Executive Officer, Director
Linda Filler	52	President of Claire’s North America
Beatrice Lafon	53	President of Claire’s Europe
J. Per Brodin	51	Executive Vice President and Chief Financial Officer
Peter P. Copses	54	Non-Executive Chairman of our Board of Directors
Robert J. DiNicola	65	Director
George G. Golleher	65	Director
Rohit Manocha	53	Director
Ron Marshall	59	Director
Lance A. Milken	37	Director

James D. Fielding was appointed Chief Executive Officer and a director of the Company in June 2012. From January 2001 until joining the Company, Mr. Fielding was with The Walt Disney Company, where he served most recently as President of Disney Stores Worldwide. In that capacity, from May 2008 to May 2012, Mr. Fielding was responsible for all global operations of the 360 Disney Stores in twelve countries as well as the DisneyStore.com business in five countries. He served as the architect of Disney Stores brand and merchandising strategy, new store expansion, including successful launch of a new concept in June 2010, the acquisition of the Disney Stores Japan business, and the development and expansion of Disney Stores global e-commerce business, among other initiatives. Prior to that role, from August 2004 to May 2008 he served as the Executive Vice President, Global Retail Sales and Marketing for the Disney Consumer Products division; from March 2002 to August 2004, as Vice President of merchandising for Disney Stores North America; and from January 2001 to March 2002, as Vice President of Merchandising for Disney Catalogue and E-Commerce businesses. Prior to joining The Walt Disney Company, Mr. Fielding held the position of General Merchandise Manager for the coed division of Lands’ End, Inc., a direct merchant offering casual apparel for men, women and children. At Lands’ End, he managed all channels of distribution, including Internet, catalog and stores. Earlier in his career, Mr. Fielding held several merchandising positions with The J. Peterman Company, The Gap, and Dayton Hudson Department Store, each, major clothing and merchandise companies. Mr. Fielding’s prior executive leadership and business experience, which includes over 25 years of experience in the retail industry, led the board to believe that Mr. Fielding should serve as a director of the Company.

Linda Filler was appointed President of Claire’s North America in March 2013. From May 2007 to May 2012, Ms. Filler served as an Executive Vice President at Wal-Mart Corporation; from April 2009 to May 2012 as Executive Vice President and Chief Merchandising Officer for Sam’s Club, and from May 2007 to April 2009 as Executive Vice President and General Manager of the Wal-Mart Stores Home Division. From May 1989 to August 2006, Ms. Filler served in key executive and leadership roles at Kraft Foods and Sara Lee Corporation, each, global consumer packaged food and beverage companies. At Kraft, Ms. Filler was the Executive Vice President for Global Strategy. At Sara Lee, Ms. Filler rose through marketing and general manager roles to ultimately serve as Group CEO for the Hanes Underwear and Sock group. Ms. Filler has served as a director of Danaher Corporation, a global life science and technology company, since May 2005.

Beatrice Lafon became our President of Europe in October 2011. Prior to joining the Company, Ms. Lafon had over 30 years of Pan-European retail experience and has served in a variety of executive roles, including Founder, Owner and Managing Director of the Business Intelligence Network (June 2001 to September 2011); Chief Executive Officer, TJ Hughes (January 2011 to April 2011); Group Chief Executive, Netherlands, Etam Group, a Dutch women’s fashion retailer (July 2008 to July 2010); Chief Executive Officer, Animal Ltd., a global active sports retailer and wholesaler based in the UK (October 2006 to December 2006); and Strategy

Consultant, Tchibo UK Ltd., a Pan European chain of small variety shops based in Germany (August 2006 to October 2006). From February 1993 to January 2000 and December 2005 to July 2006, Ms. Lafon served as Commercial Director (December 2005 to July 2006) and Head of Buying and Business Development (February 1993 to January 2000) at Woolworths Group, a UK retail chain, part of the Kingfisher Group. From April 2001 to July 2005, Ms. Lafon held various senior management roles in E-Commerce, Marketing and Retail, including Skybuy, where she headed the Retail Division of BSkyB in the UK, part of News Corporation (June 2003 to July 2005); Managing Director, Eyestorm, a global contemporary art retailer (April 2001 to May 2002); and Director E-Commerce/Managing Director of Homebase.co.UK, a home improvement retailer (January 2000 to April 2001), part of the J Sainsbury Group. Earlier in her career, Ms. Lafon held several buying and merchandising positions with Marks & Spencer and River Island. In June 2011, TJ Hughes voluntarily entered administration under the insolvency laws in the United Kingdom.

J. Per Brodin became our Senior Vice President and Chief Financial Officer in February 2008 and was promoted to Executive Vice President and Chief Financial Officer in May 2010. From November 2005 until joining the Company, Mr. Brodin served in various capacities with Centene Corporation, a multi-line healthcare enterprise, including Senior Vice President and Chief Financial Officer and Vice President and Chief Accounting Officer. From March 2002 to November 2005, Mr. Brodin served as Vice President, Accounting and Reporting for The May Department Stores Company. From June 1989 to February 2002, Mr. Brodin was with the Audit and Business Advisory Practice of Arthur Andersen, LLP, serving as Senior Manager with their Professional Standards Group from February 2000 until February 2002.

Peter P. Copses became Chairman of the Company’s Board of Directors in May 2007. Mr. Copses co-founded Apollo Management, L.P. in 1990. Prior to joining Apollo Management, L.P., Mr. Copses was an investment banker at Drexel Burnham Lambert Incorporated, and subsequently at Donaldson, Lufkin, & Jenrette Securities Corporation, concentrating on the structuring, financing and negotiation of mergers and acquisitions. Mr. Copses has served as a director of Rexnord Corporation, a diversified, multi-platform industrial company, since July 2006. In addition, since July 2010, Mr. Copses has served as the chairman of the Board of Directors of CKE Inc. (“CKE”), an owner, operator, franchisor and licensor of quick service restaurants. Over the course of the past 20 years, Mr. Copses has served on the Board of Directors of several other retail businesses, including General Nutrition Centers, Inc., a health and nutrition products retail company, and Zale Corporation, a jewelry retailer. In light of our ownership structure and Mr. Copses’ position with Apollo Management, L.P., his knowledge of the retail industry and his extensive financial and business experience, including his background as an investment banker, the board believes it is appropriate for Mr. Copses to serve as a director of the Company.

Robert J. DiNicola became a member of the Company’s Board of Directors in May 2007. Mr. DiNicola has also served as a director of CKE since July 2010 and serves as the Senior Retail Advisor for Apollo. Mr. DiNicola served as Chief Executive Officer and Chairman of the Board of Linens ’n Things (“LNT”), a specialty retailer of home goods, from February 2006 until May 2008, when LNT and its parent company filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code, which was converted to a Chapter 7 liquidation in February 2010. Mr. DiNicola served as Executive Chairman of General Nutrition Centers, Inc. (“GNC”) from December 2004 to March 2007, and as the interim CEO and Chairman of GNC from December 2004 to June 2005. Mr. DiNicola also held numerous positions with Zale Corporation, including Chief Executive Officer from April 1994 to 2002, and Chairman of the Board from April 1994 to 2004. Prior to joining Zale Corporation, Mr. DiNicola served as the Chairman and Chief Executive Officer of the Bon Marché, a division of Federated Department Stores. Beginning his retail career in 1972, Mr. DiNicola has also worked for Macy’s and The May Department Stores Company. In light of our ownership structure and Mr. DiNicola’s knowledge of the retail industry and the competitive challenges and opportunities facing the Company gained through his executive leadership and management experience in the retail industry, the board believes it is appropriate for Mr. DiNicola to serve as a director of the Company.

George G. Golleher became a member of the Company’s Board of Directors in May 2007. Mr. Golleher has served as a director of Sprouts Farmers Markets, a grocery store chain, from April 2011 to the present.

Mr. Golleher was Executive Chairman of Smart & Final Inc., an operator of warehouse grocery stores, from January 2012 to November 2012 and was also its chief executive officer from May 2007 to December 2011. In addition, Mr. Golleher has served as a director of CKE since July 2010. Mr. Golleher was a director of Simon Worldwide, Inc., a promotional marketing company, from September 1999 to April 2006, and was also its Chief Executive Officer from March 2003 to April 2006. From March 1998 to May 1999, Mr. Golleher served as President, Chief Operating Officer and director of Fred Meyer, Inc., a food and drug retailer. Prior to joining Fred Meyer, Inc., Mr. Golleher served for 15 years with Ralphs Grocery Company until March 1998, ultimately as the Chief Executive Officer and Vice Chairman of the Board. From 2002 until April 2009, Mr. Golleher served as a director of Rite Aid Corporation, one of the largest retail drugstore chains in the United States. Mr. Golleher has also been a business consultant and private equity investor since June 1999. In light of our ownership structure and Mr. Golleher’s knowledge of the retail industry and the competitive challenges and opportunities facing the Company gained through his executive leadership and management experience in the retail industry, the board believes it is appropriate for Mr. Golleher to serve as a director of the Company.

Rohit Manocha became a member of the Company’s Board of Directors in May 2007. Mr. Manocha is a co-founding Partner of Tri-Artisan Capital Partners, LLC (“Tri-Artisan”). Mr. Manocha is also co-President of Morgan Joseph TriArtisan Group Inc., the parent of Tri-Artisan and Morgan Joseph Tri-Artisan LLC, a registered broker-dealer. Tri-Artisan is a New York based merchant banking firm, founded in 2002, that invests, on behalf of its investors, in private equity transactions. Prior to joining Tri-Artisan, Mr. Manocha was a senior banker at Thomas Weisel Partners, ING Barings and Lehman Brothers each, investment banking and financial services firms. In light of our ownership structure and Mr. Manocha’s position with Tri-Artisan and his extensive financial and business experience, the board believes it is appropriate for Mr. Manocha to serve as a director of the Company.

Ron Marshall has served as a member of the Company’s Board of Directors since December 2007. Mr. Marshall has served as President and Chief Executive Officer of The Great Atlantic & Pacific Tea Company, a supermarket store chain, from February 2010 through July 2010. From January 2009 until January 2010, Mr. Marshall was President and Chief Executive Officer, and director of Borders Group Inc., a national bookseller. In February 2011, Border’s Group filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code, which was converted to a liquidation in December 2011. From 1998 to 2006, Mr. Marshall served as Chief Executive Officer of Nash Finch Company, a US wholesale food distributor and was a member of its Board of Directors. Prior to joining Nash Finch, Mr. Marshall served as Chief Financial Officer of Pathmark Stores, Inc., a supermarket store chain, Dart Group Corporation, owner of retail discount stores, Barnes & Noble Bookstores, Inc., NBI’s The Office Place, an office supplies retailer, and Jack Eckerd Corporation, a drug store chain. Mr. Marshall has also been a principal of Wildridge Capital Management, a securities brokerage firm, since 2006. Mr. Marshall is a certified public accountant. In light of our ownership structure and Mr. Marshall’s knowledge of the retail industry and the competitive challenges and opportunities facing the Company gained through his executive leadership and management experience in the retail industry, the board believes it is appropriate for Mr. Marshall to serve as a director of the Company.

Lance A. Milken became a member of the Company’s Board of Directors in May 2007. Mr. Milken is a partner at Apollo, which he joined in 1998. In addition, Mr. Milken has served as a director of CKE since July 2010. Mr. Milken also serves as a member of the Milken Institute board of trustees. In light of our ownership structure and Mr. Milken’s position with Apollo and his extensive financial and business experience, including his experience in leveraged finance, the board believes it is appropriate for Mr. Milken to serve as a director of the Company.

Composition of Board of Directors

We intend to avail ourselves of the “controlled company” exception under the New York Stock Exchange rules, which eliminates the requirements that we have a majority of independent directors on our board of directors and that we have compensation and nominating/corporate governance committees composed entirely of independent directors. Because we are a “controlled company” under the New York Stock Exchange rules, we will utilize each of these exceptions following the offering. We will be required, however, to have an audit committee with one independent director during the 90-day period beginning on the date of effectiveness of the registration statement filed with the SEC in connection with this offering and of which this prospectus is part. After such 90-day period and until one year from the date of effectiveness of the registration statement, we will be required to have a majority of independent directors on our audit committee. Thereafter, we will be required to have an audit committee comprised entirely of independent directors.

If at any time we cease to be a “controlled company” under the New York Stock Exchange rules, the board of directors will take all action necessary to comply with the applicable New York Stock Exchange rules, including appointing a majority of independent directors to the board of directors and establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

Following the consummation of this offering, our board of directors will be divided into three classes. The members of each class will serve staggered, three-year terms (other than with respect to the initial terms of the Class I and Class II directors, which will be one and two years, respectively). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires.

•	Messrs. Fielding, Golleher and Marshall will be Class I directors, whose initial terms will expire at the 2014 annual meeting of stockholders;

•	Messrs. DiNicola and Milken will be Class II directors, whose initial terms will expire at the 2015 annual meeting of stockholders; and

•	Messrs. Copses and Manocha will be Class III directors, whose initial terms will expire at the 2016 annual meeting of stockholders.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control.

At each annual meeting, our stockholders will elect the successors to our directors. The Apollo Funds will beneficially own approximately     % of our common stock after this offering, assuming the underwriters do not exercise their option to purchase up              to additional shares (     % if the underwriters exercise their option in full). Accordingly, immediately after this offering, Apollo will have the power to control the election of directors at our annual meetings. Our executive officers and key employees serve at the discretion of our board of directors. Directors may be removed for cause by the affirmative vote of the holders of a majority of our common stock.

Apollo Approval of Certain Matters and Rights to Nominate Certain Directors

The approval of a majority of a quorum of the members of our board of directors, which must include the approval of a majority of the directors nominated by Apollo Management voting on the matter, is required by our bylaws under certain circumstances. These consist of, as to us and, to the extent applicable, each of our subsidiaries:

•	amendment, modification or repeal of any provision of our certificate of incorporation, bylaws or similar organizational documents in a manner that adversely affects Apollo;

•	the issuance of additional shares of any class of our capital stock (other than any award under any stockholder approved equity compensation plan);

•

a consolidation or merger of us with or into any other entity, or transfer (by lease, assignment, sale or otherwise) of all or substantially all of our and our subsidiaries’ assets, taken as a whole, to another entity, or a “Change of Control” as defined in our or our subsidiaries’ principal senior secured credit facilities or senior note indentures, including the Credit Facility and the indentures governing the Notes;

•

a disposition, in a single transaction or a series of related transactions, of any of our or our subsidiaries’ assets with a value in excess of $50 million in the aggregate, other than the sale of inventory or products in the ordinary course of business;

•

consummation of any acquisition of the stock or assets of any other entity (other than any of our subsidiaries), in a single transaction or a series of related transactions, involving consideration in excess of $50 million in the aggregate;

•

the incurrence of indebtedness, in a single transaction or a series of related transactions, by us or any of our subsidiaries aggregating more than $10 million, except for borrowings under a revolving credit facility that has previously been approved or is in existence (with no increase in maximum availability) on the date of closing this offering or that is otherwise approved by Apollo Management;

•	a termination of the chief executive officer or designation of a new chief executive officer; and

•	a change in size of the board of directors.

These approval rights will terminate at such time as the Apollo Funds no longer beneficially owns at least 33 1/3% of our outstanding common stock. Upon completion of this offering, the Apollo Funds will continue to beneficially own at least 33 1/3% of our own common stock.

See “Certain Relationships and Related Party Transactions—Stockholders Agreement” for a description of the rights of Apollo Management to nominate a certain number of directors.

Committees of our Board of Directors

Following the consummation of this offering, our board of directors will have two standing committees: an Audit Committee and a Compensation and Corporate Governance Committee. Our board of directors will adopt written charters for each of these committees, which will be available on our corporate website following completion of this offering.

Audit Committee

Following the consummation of this offering, our Audit Committee will consist of Peter P. Copses, Chairman, Rohit Manocha, Ron Marshall and Lance A. Milken . Our board of directors has determined that Mr. Copses qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and that Mr. Marshall is independent as independence is defined in Rule 10A-3 of the Exchange Act and under the New York Stock Exchange listing standards. Under New York Stock Exchange listing standards, the Audit Committee must consist of a majority of independent directors with 90 days of listing, and consist of all independent directors by the first anniversary of listing. The principal duties and responsibilities of our Audit Committee will be as follows:

•	to prepare the annual Audit Committee report to be included in our annual proxy or information statement;

•	to oversee and monitor our financial reporting process;

•	to oversee and monitor the integrity of our financial statements and internal control system;

•	to oversee and monitor the independence, retention, performance and compensation of our independent auditor;

•	to oversee and monitor the performance, appointment and retention of our senior internal audit staff person;

•	to discuss, oversee and monitor policies with respect to risk assessment and risk management;

•	to establish procedures for the receipt and treatment of accounting complaints;

•	to oversee and monitor our compliance with legal and regulatory matters; and

•	to provide regular reports to the board.

The Audit Committee will also have the authority to retain counsel and advisors to fulfill its responsibilities and duties and to form and delegate authority to subcommittees.

Compensation and Corporate Governance Committee

Following the consummation of this offering, our Compensation and Corporate Governance Committee will consist of Peter P. Copses, Chairman, Rohit Manocha and Lance A. Milken. The principal duties and responsibilities of the Compensation and Corporate Governance Committee will be as follows:

•	to review, evaluate and make recommendations to the full board of directors regarding our compensation policies and programs;

•

to review and approve the compensation of our chief executive officer, other officers and key employees, including all material benefits, option or stock award grants and perquisites and all material employment agreements, confidentiality and non-competition agreements;

•

to review and recommend to the board of directors a succession plan for the chief executive officer and development plans for other key corporate positions as shall be deemed necessary from time to time;

•	to review and make recommendations to the board of directors with respect to our incentive compensation plans and equity-based compensation plans;

•	to administer incentive compensation and equity-related plans;

•	to review and make recommendations to the board of directors with respect to the financial and other performance targets that must be met;

•	to set and review the compensation of members of the board of directors;

•	to prepare an annual compensation committee report and take such other actions as are necessary and consistent with the governing law and our organizational documents;

•	to identify best practices and recommend corporate governance principles, including giving proper attention and making effective responses to stockholder concerns regarding corporate governance;

•	to develop and recommend to our board of directors guidelines setting forth corporate governance principles applicable to the Company; and

•	to oversee the evaluation of our board of directors and senior management.

Our Compensation and Corporate Governance Committee will also perform the duties and responsibilities traditionally performed by a nominating committee, including:

•	identifying candidates qualified to become directors of the Company, consistent with criteria approved by our board of directors;

•

recommending to our board of directors nominees for election as directors at the next annual meeting of stockholders or a special meeting of stockholders at which directors are to be elected, as well as to recommend directors to serve on the other committees of the board; and

•	recommending to our board of directors candidates to fill vacancies and newly created directorships on the board of directors.

Compensation Committee Interlocks and Insider Participation

During Fiscal 2012 and until the completion of this offering, the Compensation Committee of our subsidiary, Claire’s Stores, which consists of the same three individuals, was and will be responsible for determining executive compensation. During Fiscal 2012, none of our executive officers (i) served as a member of the compensation committee of another entity, one of whose executive officers served on Claire’s Stores’ Compensation Committee, (ii) served as a director of another entity, one of whose executive officers served on Claires’s Stores’ Compensation Committee, or (iii) served as a member of the compensation committee of another entity, one of whose executive officers served as one of our directors.

Code of Business Conduct and Ethics

Following the consummation of this offering, we will have a Code of Business Conduct and Ethics that applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer and principal accounting officer, or persons performing similar functions. In addition, upon the consummation of this offering, we will have a Code of Ethics for our chief executive officer and senior financial officers. These standards are designed to deter wrongdoing and to promote honest and ethical conduct. Excerpts from the Code of Business Conduct and Ethics and the Code of Ethics for our chief executive officer and senior financial officers, which address the subject areas covered by the SEC’s rules, will be posted on our website. Any substantive amendment to, or waiver from, any provision of these Codes with respect to any senior executive or financial officer will also be posted on our website.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis describes, among other things, Fiscal 2012 executive compensation for each of the individuals whose compensation is set out below in the Summary Compensation Table (referred to as our “named executive officers”). The compensation committee of the board of directors of Claire’s Stores, Inc. has been responsible for determining our executive compensation programs, including market compensation decisions during Fiscal 2012. Going forward, after the offering is completed, compensation decisions as to our executive officers will be made by our Compensation and Corporate Governance Committee. The Compensation committee of Claire’s Stores, Inc. is, and our Compensation and Corporate Governance Committee will be, comprised of Peter P. Copses, Chairman, Rohit Manocha and Lance A. Milken. As used in this discussion, the “Compensation Committee” refers to the Compensation Committee of Claire’s Stores, Inc. or the Compensation and Corporate Governance Committee of Claire’s Inc., whichever is appropriate from the context.

For Fiscal 2012, our named executive officers include Mr. Fielding our Chief Executive Officer, Mr. Brodin our Executive Vice President and Chief Financial Officer and Ms. Lafon our President of Claire’s Europe. As of the end of Fiscal 2012, we had no other executive officers. Ms. Filler joined our Company after the end of Fiscal 2012 as our President of North America. In addition, for Fiscal 2012, our named executive officers also include James G. Conroy, former Chief Operating Officer, who resigned June 8, 2012, and Jay Friedman, former President, North America, who resigned August 2, 2012, each of whom served as an executive officer during part of Fiscal 2012.

Our Board of Directors, upon consultation with independent compensation consultants and review of comparable peer group companies, negotiated employment agreements and other arrangements with our current named executive officers. In June 2012, James Fielding became our Chief Executive Officer, and our Board of Directors approved an employment agreement with Mr. Fielding. In February 2008, our Board of Directors approved compensation arrangements for J. Per Brodin, our then Senior Vice President and Chief Financial Officer. In May 2010, Mr. Brodin was promoted to Executive Vice President and Chief Financial Officer, and the Compensation Committee of the Board of Directors approved an amendment to Mr. Brodin’s compensation arrangements and subsequently approved an employment agreement with Mr. Brodin, effective June 28, 2013. In October 2011, Beatrice Lafon became our President of Europe, and our Board of Directors approved an employment agreement with Ms. Lafon. In February 2013, Linda Filler became our President of North America and our Board of Directors approved an employment agreement with Ms. Filler.

This Compensation Disclosure and Analysis describes, among other things, Fiscal 2012 executive compensation for each of the individuals whose compensation is set out below in the Summary Compensation Table (referred to as our “named executive officers”). For Fiscal 2012, our named executive officers include Mr. Fielding, Mr. Brodin and Ms. Lafon. As of the end of Fiscal 2012, we had no other executive officers. Ms. Filler joined our Company after the end of Fiscal 2012. In addition, for Fiscal 2012, our named executive officers also include James G. Conroy, former Chief Operating Officer, who resigned June 8, 2012, and Jay Friedman, former President, North America, who resigned August 2, 2012, each of whom served as an executive officer during part of Fiscal 2012.

During Fiscal 2012, the basic elements of compensation for our named executive officers remained essentially unchanged from Fiscal 2011 and prior years.

Compensation Philosophy and Objectives

Our Compensation Committee developed an executive compensation program designed to reward the achievement of specific annual and long-term goals by the Company, and which is designed to align the executives’ interests with those of our stockholders by rewarding performance above established goals, with the ultimate objective of improving stockholder value. Our Compensation Committee evaluates both performance and compensation to ensure that the Company maintains its ability to attract, retain and motivate qualified employees in key positions and that compensation to key employees remains competitive relative to the compensation paid by similar sized companies. Our Compensation Committee believes that the executive compensation packages provided by the Company to the named executive officers should include both cash and stock-based compensation that reward performance as measured against established goals.

In negotiating the initial employment agreements and arrangements with our named executive officers, our Board of Directors and Compensation Committee, as the case may be, placed significant emphasis on aligning the management interests with those of Apollo. Our named executive officers received equity awards that included performance vesting options and have also made equity investments in our common stock.

Components of Executive Compensation

The principal components of compensation in Fiscal 2012 for our named executive officers were base salary, annual performance bonus, stock option awards, management equity investments in our common stock, and other benefits and perquisites.

Base Salary. The Company provides our named executive officers with base salary to compensate them for services rendered during the fiscal year. Base salaries for the named executive officers are determined by the Compensation Committee for each executive based on his or her position and scope of responsibility. The initial base salaries for our named executive officers were established in their initial employment agreements or other written arrangements.

For Fiscal 2012, base salaries for our named executive officers were as follows:

James D. Fielding	$900,000
Beatrice Lafon	$603,654
J. Per Brodin	$531,258
James G. Conroy	$700,000
Jay Friedman	$700,000

Mr. Fielding’s base salary was the amount specified in his employment agreement. For Ms. Lafon and Mr. Brodin, Fiscal 2012 base salaries reflected merit increases from their base salaries for Fiscal 2011. The annual base salaries for Messrs. Conroy and Friedman were increased to the amounts set forth in the above table on an interim basis in connection with their appointments as Interim Co-Chief Executive Officers in January 2012 until the appointment of Mr. Fielding in June 2012. Mr Friedman’s base salary was subsequently reduced to $600,000 upon the appointment of Mr. Fielding. Mr. Conroy resigned from the Company in June 2012; Mr. Friedman resigned from the Company in August 2012.

Annual Performance Bonus. Our named executive officers are eligible to receive annual cash performance bonuses in addition to their base salary. These bonuses are intended to motivate and reward achievement of annual financial objectives and to provide a competitive total compensation package to our executives.

Our Compensation Committee sets threshold, target and maximum numeric performance goals for each performance metric at or near the beginning of each annual performance period, with input from senior management. These performance goals are based on projected internal plan targets available to the Compensation Committee at that time. Performance metrics are further weighted based on the executive’s responsibility from a global, North American and European perspective. For Fiscal 2012, the Compensation Committee set the threshold to maximum range at 25% to 175% of base salary for the Chief Executive Officer and Division Presidents, a change from the range of 50% to 150% of base salary used in Fiscal 2011. Mr. Brodin’s Fiscal 2012 percentage range was set at 15% to 105% of base salary, a change from the range of 30% to 90% of base salary used in Fiscal 2011. The Compensation Committee believed that these performance targets goals would be difficult to achieve, but could be achieved with significant effort on the part of its executives and that payment of the maximum amounts would occur only upon the achievement of results in excess of internal and general market expectations and our long-term strategic objectives.

In addition, for Fiscal 2012, our Compensation Committee added a new performance metric based on new store performance for those executive officers that are members of the Company’s Real Estate Committee.

In Fiscal 2012, the cash bonus for Ms. Lafon was based on the following combined Global and Europe only division targeted weighted performance metrics: Global Adjusted EBITDA (30%), Europe Adjusted EBITDA (39%), Europe same store sales (15%), Europe free cash flow (10%), and Europe new store sales (6%). In Fiscal 2012, the cash bonus for Mr. Brodin was based on the following combined Global targeted weighted performance metrics: Adjusted EBITDA (70%), new store sales (10%), free cash flow (10%), and expense control (10%). Pursuant to his employment agreement, Mr. Fielding received a one-time prorated guaranteed bonus for Fiscal 2012 assuming achievement of Global targeted weighted performance metrics, so his bonus was not based on actual achievement of targeted metrics in Fiscal 2012. Mr. Conroy, our former Chief Operating Officer, received a prorated cash bonus based on the following combined Global targeted weighted performance metrics: Adjusted EBITDA (80%), and free cash flow (20%). For Fiscal 2012, Mr. Friedman, our former President of North America, did not receive a cash bonus pursuant to the terms of his Employment Agreement.

The performance bonuses earned for Fiscal 2012 were based on the named executive officer meeting or exceeding the following numeric performance goals established by our Compensation Committee at or near the beginning of Fiscal 2012.

Fiscal 2012 Global and Targeted Performance Goals

Bonus Level	New Store Sales ($ in millions) (2)	Adjusted EBITDA ($ in millions (3)	Free Cash Flow ($ in millions)	Expense Control (% of Sales)
Threshold	59	290	188	55.6%
Target	70	322	220	55.1%
Maximum	81	354	252	54.5%

Fiscal 2012 North America Division and Targeted Performance Goals

Bonus Level	Same Store Sales (%) (1)	New Store Sales ($ in millions) (2)	Adjusted EBITDA ($ in millions (3)	Free Cash Flow ($ in millions)
Threshold	1.00	17	223	179
Target	4.68	19	244	200
Maximum	8.36	22	265	221

Fiscal 2012 Europe Division and Targeted Performance Goals

Bonus Level	Same Store Sales (%) (1)	New Store Sales ($ in millions) (2)	Adjusted EBITDA ($ in millions (3)	Free Cash Flow ($ in millions)
Threshold	0.00	42	79	30
Target	2.92	50	91	41
Maximum	5.85	57	102	53

(1)	We include a store in the calculation of same store sales once it has been in operation 60 weeks after its initial opening.
(2)	New store sales include sales from stores open less than 60 weeks.
(3)	Adjusted EBITDA represents income from continuing operations before provision (benefit) for income tax, interest income and expense and depreciation and amortization, gain (loss) on early debt extinguishments, asset impairments, management fees, severance and transaction costs and certain non-cash and other expenses.

The following table indicates the threshold (minimum), target and maximum annual potential bonuses that our named executive officers were eligible to receive for Fiscal 2012, expressed as a dollar amount and as a percentage of the named executive officer’s Fiscal 2012 annual base salary, assuming that the numeric performance goals established by our Compensation Committee for each of the performance metrics applicable to the named executive officer at the threshold, target or maximum levels were achieved. The last column of the table reflects the actual performance bonus earned by the named executive officer for Fiscal 2012.

Fiscal Year 2012 Bonus Table

Name	Potential Threshold		Potential Target		Potential Maximum		Actual
James D. Fielding	$225,000	(25%)	$900,000	(100%)	$1,575,000	(175%)	$560,377	(1)
Chief Executive Officer
Beatrice Lafon	$150,913	(25%)	$603,654	(100%)	$1,056,394	(175%)	$340,659
President of Claire’s Europe
J. Per Brodin	$79,689	(15%)	$318,755	(60%)	$557,821	(105%)	$161,308
Executive Vice President and Chief Financial Officer
James G. Conroy	$175,000	(25%)	$700,000	(100%)	$1,225,000	(175%)	$109,162
Former Chief Operating Officer (2)
Jay Friedman	$150,000	(25%)	$600,000	(100%)	$1,050,000	(175%)	$0
Former President North America (2)

(1)	Amount reflects guaranteed bonus paid to Mr. Fielding for Fiscal 2012 pursuant to his employment agreement. The guaranteed bonus was prorated for the time of Fiscal 2012 in which he was employed.
(2)	Mr. Conroy resigned on June 8, 2012, and received a prorated bonus based on the time of his employment during Fiscal 2012. Mr. Friedman resigned on August 2, 2012, and did not receive a bonus.

In March 2013, our Compensation Committee set threshold, target and maximum numeric performance goals for Fiscal 2013 for named executive officers. The annual cash performance bonus structure for Fiscal 2013 is comparable to that of Fiscal 2012 except the Compensation Committee revised the threshold to maximum percentage range for Mr. Brodin at 25% to 175% of base salary, as opposed to the 15% to 105% of base salary applicable in Fiscal 2012.

Stock Option Awards. Our named executive officers are eligible to receive stock options pursuant to our amended and restated incentive plan, adopted in 2007 and amended in 2011 (the “Incentive Plan”). The Incentive Plan provides employees or directors of, or consultants who were previously employed by, the Company or its affiliates who are in a position to contribute to the long-term success of these entities with shares of our common stock or stock options to aid in attracting, retaining and motivating individuals of outstanding ability. The Incentive Plan provides for the grant of shares of common stock, incentive stock options, and non-qualified stock options. The Incentive Plan is administered by our Compensation Committee, which has the authority to determine who should be awarded options or shares, the number of shares to be granted or to be subject to an option, the exercise price or purchase price of such awards, and other applicable terms and conditions. The Compensation Committee consists of people who are “non-employee directors” as defined under Rule 16b-3 under the Exchange Act, “outside directors,” within the meaning of Internal Revenue Code Section 162(m) and “independent directors” under New York Stock Exchange’s rules). The aggregate number of shares currently reserved for issuance under the Incentive Plan is 8,200,000.

Stock option grants under the Incentive Plan have previously been divided among “Time Options,” “Performance Options” and “Stretch Performance Options.” The stock options generally expire seven years after the date of grant. The Time Options become vested and exercisable in four equal installments based on the anniversary of the date of grant or the anniversary of a designated date, subject to acceleration in the event of a change in control (as defined in the option grant letter). The Performance Options provide that if on any

“Measurement Date,” the “Value Per Share” equals or exceeds the “Target Stock Price,” then the performance options will vest and become exercisable. The Stretch Performance Options provide that if on any “Measurement Date,” the “Value Per Share” equals or exceeds the “Stretch Stock Price,” then the stretch performance options will vest and become exercisable. Prior to an initial public offering, a Measurement Date is the end of each fiscal quarter (beginning with the last day of the second quarter of 2009). Prior to an initial public offering, Value Per Share is the Company’s “Net Equity Value” divided by the number of fully diluted shares. Net Equity Value is calculated as (1) 8.5 times the Company’s Adjusted EBITDA for the four fiscal quarters ending on the Measurement Date, plus (2) the sum of all cash and cash equivalents and the aggregate exercise price of all outstanding options or warrants to purchase shares of the Company’s common stock as of the Measurement Date, less (3) the sum of the Company’s debt and capital leases as of the Measurement Date. Upon a defined liquidity event, Value Per Share is the price per share realized by the Company’s principal stockholders. The Target Stock Price means $10.00 compounded at an annual rate of 22.5% from May 29, 2007 to the Measurement Date, and the Stretch Stock Price means $10.00, compounded at an annual rate of 32% from May 29, 2007 to the Measurement Date.

On June 15, 2012, the Company commenced an offer (the “Exchange Offer”) to exchange certain Performance Options held by employees of the Company for new Performance Options (the “New Options”) granted on a 1 for 2 basis. The Exchange Offer was completed on July 16, 2012. The New Options expire on July 16, 2019. The New Options issued under the Exchange Offer provide for the following performance condition: (a) vest in equal installments on the first two anniversaries after the first to occur of: (i) the date of an initial public offering (“IPO”) at a price of at least $25 per share, (ii) any date following an IPO when the average stock price over the preceding 30 consecutive trading days exceeds $25, or (iii) any date before an IPO where more than 25% of the outstanding shares of the Company are sold for cash or marketable consideration having a value of at least $25 per share; or (b) vest immediately if, on or after the occurrence of an event described in (i), (ii) or (iii), but prior to the second anniversary thereof, there occurs a change of control of the Company. In the Exchange Offer, Mr. Brodin received 42,500 New Options, Ms. Lafon received 70,000 and Mr. Friedman received 80,000 (all which have expired subsequent to his resignation).

In addition, for Fiscal 2012, stock option grants to our named executive officers were as set out in the table below. Performance Options granted subsequent to the Exchange Offer have the same terms as the “New Options” described above. See “—Management Equity Investments” below for an explanation of Management Investment Options.

Name	Grant Date	Options (#)	Exercise Price ($/Sh)
James D. Fielding
Time Options	6/18/12	500,000	10.00
Performance Options	6/18/12	500,000	10.00
Management Investment Options	6/18/12	50,000	10.00

J. Per Brodin
Time Options	1/15/13	75,000	10.00
Performance Options	1/15/13	37,500	10.00

Beatrice Lafon
Time Options	5/22/12	25,000	10.00
Performance Options	8/28/12	25,000	10.00
Management Investment Options	5/22/12	5,000	10.00

Unless the term of a vested option would otherwise terminate earlier, all vested options generally terminate on the 91st day following an individual’s termination for any reason (other than death or disability, in which case such option will terminate on the 181st day following termination).

Common stock issued under the Incentive Plan is subject to various restrictions. During the one-year period following the grantee’s termination of employment (or the date of exercise, if later), the Company or its principal stockholders may repurchase any or all of the shares purchased pursuant to an option. Such shares may be purchased for fair market value; however, the purchase price may be less depending upon the circumstances surrounding the grantee’s termination of employment. In addition, if the Company’s principal stockholders sell a majority of the Company, they may require a grantee to participate in the sale, or a grantee may require such principal stockholders to allow it to participate in the sale, in either case under the same terms and conditions as applicable to the principal stockholders. Shares acquired pursuant to an award generally may not otherwise be transferred until an initial public offering, and certain investors have voting proxy on all shares of common stock issued pursuant to the Incentive Plan.

In the event any recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, repurchase, exchange or issuance of shares or other securities, any stock dividend or other special and nonrecurring dividend or distribution (whether in the form of cash, securities or other property), liquidation, dissolution, or other similar transactions or events, affects the shares, our Board of Directors or Compensation Committee of our Board of Directors will make appropriate equitable adjustments in order to prevent dilution or enlargement of a grantee’s rights under the Incentive Plan. Such adjustments may be applicable to the number and kind of shares available for grant of awards; the number and kind of shares which may be delivered with respect to outstanding awards; and the exercise price. In addition, in recognition of any unusual or nonrecurring events, our Board of Directors or Compensation Committee of our Board of Directors may adjust any terms and conditions applicable to outstanding awards, which may include cancellation of outstanding options in exchange for the in-the-money value, if any, of the vested portion.

The Board of Directors or Compensation Committee of our Board of Directors may amend or terminate the Incentive Plan or any award issued thereunder; however, in general, no such amendment or termination may adversely affect the rights of a grantee.

Management Equity Investments. Our Board of Directors awards certain management employees the opportunity to purchase or acquire the Company’s common stock at a price of $10.00 per share, the estimated fair market value of the Company’s common stock after the closing of our acquisition by the Apollo Funds in 2007. For investments made by management employees, the management employee was granted an option (a “Management Investment Option”) to purchase an additional share of the Company’s common stock at an exercise price of $10.00 per share. The Management Investment Options expire in seven years. The shares of the Company’s common stock acquired by the current named executive officers are subject to restrictions on transfer, repurchase rights and other limitations.

Benefits Programs. The current named executive officers participate in a variety of retirement, health and welfare, and paid time-off benefits designed to enable us to attract and retain our workforce in a competitive marketplace. Health and welfare and paid time-off benefits helped ensure that we have a productive and focused workforce through reliable and competitive health and other benefits.

Retirement Plans. The Company maintains the Claire’s Stores, Inc. 401(k) Savings and Retirement Plan (the “401(k) Plan”) to enable eligible employees to save for retirement through a tax-advantaged combination of elective employee contributions and our matching contributions, and provide employees the opportunity to directly manage their retirement plan assets through a variety of investment options. The 401(k) Plan allowed eligible employees to elect to contribute from 1% to 50% of their eligible compensation to an investment trust on a pre-tax basis, up to the maximum dollar amounts permitted by law. Eligible compensation generally means all wages, salaries and fees for services. We do not provide matching contributions. The 401(k) Plan was designed to provide for distributions in a lump sum or installments after termination of service. However, loans and in-service distributions under certain circumstances such as a hardship, attainment of age 59 1/2 or a disability, are permitted.

Perquisites. While we believe that perquisites should not be a major part of executive compensation, we recognize the need to provide our current named executive officers with certain perquisites that are reasonable and consistent with our overall compensation program. Accordingly, certain of our current named executive officers receive customary expense reimbursement, relocation benefits, life insurance and an automobile allowance.

Severance Pay and Benefits upon Termination of Employment under Certain Circumstances. Our Compensation Committee believes the severance pay and benefits payable to the current named executive officers aid in the attraction and retention of these executives as a competitive practice and is balanced by the inclusion of restrictive covenants (such as non-compete provisions) to protect the value of the Company following a termination of an executive’s employment. In addition, the Company believes the provision of these contractual benefits will keep the executives focused on the operation and management of the business. See “Employment Arrangements with our Executive Officers” for a description of the severance arrangements of our named executive officers.

Summary Compensation Table

The following table sets forth information concerning compensation awarded to, earned by or paid to our named executive officers in Fiscal 2012, 2011, and 2010 for services rendered to us during that time.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)		Stock Awards ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($) (2)	Total ($)
James D. Fielding	2012	553,846	1,060,377	(3)	0	1,848,970	0	396,583	3,859,776
Chief Executive Officer

Beatrice Lafon (4)	2012	603,654	340,659		0	161,873	0	76,043	1,182,229
President Europe	2011	164,509	100,306		0	732,402	0	21,203	1,018,420

J. Per Brodin	2012	525,427	161,308		0	249,138	0	6,600	942,473
Executive Vice President and Chief Financial Officer	2011	504,700	0		0	133,309	0	6,600	644,609
	2010	477,500	399,456		0	0	0	219,332	1,096,288

James G. Conroy (5)	2012	242,308	109,162		0	0	0	704,250	1,055,720
Former Interim Co-Chief Executive Officer and Chief Operating Officer	2011	685,435	0		0	30,227	0	12,459	728,121
	2010	648,750	931,137		0	0	0	10,200	1,590,087

Jay Friedman (6)	2012	362,020	0		0	76,400	0	652,392	1,090,812
Former Interim Co-Chief Executive Officer and President North America	2011	603,846	304,167		0	90,681	0	153,922	1,152,616
	2010	34,615	150,000		0	1,030,317	0	850	1,215,782

(1)	This column reflects the amounts to be recognized for financial statement reporting purposes for the portion of the fair value of option awards to purchase the Company’s common stock in accordance with ASC Topic 718, Compensation—Stock Compensation (formerly, Statement of Financial Accounting Standards No. 123 (Revised), Share-Based Payment) . For a description of the assumptions used in calculating the fair value of option awards under ASC Topic 718, Compensation-Stock Compensation , see Note 9-Stock Options and Stock-Based Compensation of the Notes to our Consolidated Financial Statements included in our Fiscal 2012 Form 10-K. The amounts in this column reflect the accounting expense to the Company in connection with such option awards and do not reflect the amount of compensation actually received by the named executive officer during the respective fiscal year.
(2)	For Fiscal 2012, “All Other Compensation” includes perquisites, as detailed in the table below:

	Relocation Expenses	Auto Allowance	Medical Expenses*
James D. Fielding	$382,938	$5,950	$7,695
Beatrice Lafon	36,140	38,778	1,125
J. Per Brodin		6,600
James G. Conroy		4,250
Jay Friedman		5,950

*	In the case of Mr. Fielding, represents COBRA reimbursements, and in the case of Ms. Lafon, represents medical insurance expenses.

In addition, in the case of Messrs. Conroy and Friedman, “All Other Compensation” for Fiscal 2012 includes severance payments under the terms of their respective employment agreements. Mr. Conroy received a $700,000 severance payment and Mr. Friedman received a $645,000 severance payment plus $1,442 for unused vacation.

(3)	Includes a one time signing bonus of $500,000 and a prorated amount of Mr. Fielding’s guaranteed bonus of $560,377, in each case paid pursuant to the terms of his employment agreement.
(4)	Ms. Lafon became an executive officer on October 3, 2011, and information included in the table reflects her compensation from that date. Ms. Lafon is compensated in British pounds; the amounts set forth in the table have been converted to U.S. dollars at applicable average exchange rates.
(5)	Mr. Conroy resigned effective June 8, 2012, and the information included in the table reflects his compensation through that date, plus severance to which he was entitled under his employment agreement.
(6)	Mr. Friedman resigned effective August 2, 2012, and the information included in the table reflects his compensation through that date, plus severance to which he was entitled under his employment agreement.

Employment Arrangements with our Executive Officers

James D. Fielding

General. On May 31, 2012, we entered into an employment agreement with our Chief Executive Officer, James D. Fielding, containing the following terms: a base salary of $900,000; a bonus opportunity of 100% of base salary for achievement of target level of performance, with the opportunity to earn more or less than that for achievement above or below target with a one-time prorated guaranteed bonus for Fiscal 2012 of 100% of base salary; a Time Option to purchase 500,000 shares of common stock of the Company at an exercise price of $10.00 per share and a Performance Option to purchase 500,000 shares of common stock of the Company at an exercise price of $10.00 per share. In June 2012, Mr. Fielding purchased 50,000 shares of common stock of the Company at an exercise price of $10.00 per share, and in return for such investment received a Management Investment Option to purchase an equal number of fully-vested shares of common stock of the Company at an exercise price of $10.00. In addition, Mr. Fielding is entitled to expense reimbursement and other customary employee benefits. Mr. Fielding was also received a sign-on bonus of $500,000. Mr. Fielding has agreed not to engage in competitive and similar activities or solicit customers or clients until the later of one year following his termination of employment or the end of the period during which he is entitled to severance pay, and his agreement provides for customary protection of confidential information and intellectual property. The agreement sets forth a three-year term (terminating June 18, 2015) and provides for automatic renewals for successive one-year periods unless either Mr. Fielding or the Company provides notice of non-renewal.

Severance Compensation. Pursuant to his employment agreement, Mr. Fielding is entitled to specified severance compensation in the event of a termination of employment by the Company without cause, termination following a non-renewal of the employment agreement by the Company or a termination by Mr. Fielding for good reason. In any case, subject to execution of a release of claims, Mr. Fielding is entitled to continued payments of base salary for an 18-month period following such date of termination. Mr. Fielding is also entitled to reimbursement for premiums for continued health benefits for the length of the severance period. In addition, Mr. Fielding will be entitled to an annual bonus, prorated for the period of employment during the year, based on actual performance of the Company for the year of termination. Upon such a termination, Mr. Fielding will generally be entitled to exercise vested options for a 90 day period, unless they would have otherwise expired earlier.

Upon termination of employment because of death or disability, Mr. Fielding (or his estate) will be entitled to an annual performance bonus, prorated for the period of employment during the year, based on actual performance of the Company for the year of termination. Time options that are not exercisable as of the date of termination because of death or disability will vest pro-rata based on the portion of the option which would have vested on the next vesting date and the number of days of employment since the most recent vesting date, and options which are exercisable as of such date will generally remain exercisable for 180 days, unless they would have otherwise expired earlier.

Upon any other termination, other than for cause, stock options that are not exercisable as of the date of termination will expire, and options which are exercisable as of such date will generally remain exercisable for a 90 day period, unless they would otherwise expire earlier.

Linda Filler

General. Effective February 8, 2013, we entered into an employment agreement with our President of North America, Linda Filler, containing the following terms: a base salary of $620,000; a bonus opportunity of 100% of base salary for achievement of target level of performance, with the opportunity to earn more or less than that for achievement above or below target; a Time Option to purchase 160,000 shares of common stock of the Company at an exercise price of $10.00 per share; and a Performance Option to purchase 100,000 shares of common stock of the Company at an exercise price of $10.00 per share. In March 2013, Ms. Filler purchased 50,000 shares of common stock of the Company at a purchase price of $10.00 per share, and in return for such investment received a Management Investment Option to purchase an equal number of fully-vested shares of common stock of the Company at an exercise price of $10.00 per share. This matching option vests in two equal installments, 12 months and 24 months, respectively, after the date of issue. Ms. Filler is entitled to expense reimbursement and other customary employee benefits. Ms. Filler also received a sign-on bonus. Ms. Filler has agreed not to engage in competitive and similar activities or solicit customers or clients until the later of one year following her termination of employment or the end of the period during which she is entitled to severance pay, and her agreement provides for customary protection of confidential information and intellectual property. The agreement sets forth a one-year term (terminating on February 28, 2014) and automatic renewal for successive one-year periods unless either Ms. Filler or the Company provides notice of non-renewal.

Severance Compensation. Pursuant to her employment agreement Ms. Filler is entitled to specified severance compensation in the event of a termination of employment by the Company without cause, termination following a non-renewal of the employment agreement by the Company or by Ms. Filler for good reason. In any case, subject to execution of a release of claims, Ms. Filler is entitled to continued payments of base salary for a 12-month period following such date of termination, subject to reduction for amounts earned from other employment during the 12-month period. Ms. Filler is also entitled to reimbursement for premiums for continued health benefits for the length of the severance period. Upon such a termination, Ms. Filler will generally be entitled to exercise vested options for a 90 day period, unless they would have otherwise expired earlier.

Upon termination of employment because of death or disability, Ms. Filler (or her estate) will be entitled to an annual performance bonus, prorated for the period of employment during the year, based on actual performance of the Company for the year of termination. Time options that are not exercisable as of the date of termination because of death or disability and performance options with respect to which performance goals have been achieved will vest pro-rata based on the portion of the option which would have vested on the next vesting date and the number of days of employment since the most recent vesting date, and options which are exercisable as of such date will generally remain exercisable for 180 days, unless they would have otherwise expired earlier.

Upon any other termination, other than for cause, stock options that are not exercisable as of the date of termination will expire, and options which are exercisable as of such date will generally remain exercisable for a 90 day period, unless they would otherwise expire earlier.

Beatrice Lafon

General. Effective October 3, 2011, we entered into an employment agreement with our President of Europe, Beatrice Lafon, containing the following terms: a base salary of £380,000; and a bonus opportunity in accordance with the terms and conditions of the Company’s bonus plan. Ms. Lafon purchased 5,000 shares of common stock of Parent at a purchase price of $10.00 per share, and in return for such investment received a Management Investment Option to purchase an equal number of fully-vested shares of common stock of Parent at an exercise price of $10.00 per share. This matching option vests in two equal installments, 12 months and 24 months, respectively, after the date of issue. Ms. Lafon also has the right to purchase an additional 25,000 shares of common stock of Parent at a purchase price of $10.00 per share. This right expires April 30, 2014 (or upon termination of employment) and any exercise would be accompanied by a similar matching option. Ms. Lafon is entitled to expense reimbursement and other customary employee benefits, as well as relocation, and temporary housing expenses. Ms. Lafon has agreed not to engage in competitive and similar activities or solicit customers or clients until one year following her termination of employment or the date of the commencement of any garden leave, and her agreement provides for customary protection of confidential information and intellectual property. Ms. Lafon’s employment agreement continues until either Ms. Lafon on the Company terminates her employment in accordance with the agreement.

Severance Compensation. Pursuant to Ms. Lafon’s employment agreement, either Ms. Lafon or the Company may provide the other with a notice of termination, giving the other party 12 months’ written notice. Once notice is received, regardless of by whom it is provided, pursuant to the above, the Company may, at its sole discretion, require her to serve on “garden leave” during which her involvement with the Company’s affairs would generally be partially or completely limited. During any period of “garden leave,” the Company would remain obligated to continue Ms. Lafon’s compensation and benefits, and Ms. Lafon would remain obligated not to accept other employment or otherwise compete with the Company. Alternatively, the Company may terminate the agreement with immediate effect and without any payment if Ms. Lafon commits gross negligence or a number of other serious breaches of her obligations, as outlined in the agreement.

J. Per Brodin

General. Effective June 28, 2013, we entered into an employment agreement with our Global Executive Vice President and Chief Financial Officer, J. Per Brodin, containing the following terms: a base salary of $555,000; a bonus opportunity of 100% of base salary for achievement of target level of performance, with the opportunity to earn more or less than that for achievement above or below target; and eligibility to receive option grants as determined by the Company’s compensation committee. Mr. Brodin is entitled to expense reimbursement and other customary employee benefits. Mr. Brodin has agreed not to engage in competitive and similar activities or solicit customers or clients until the later of one year following his termination of employment or the end of the period during which he is entitled to severance pay, and his agreement provides for customary protection of confidential information and intellectual property. The agreement sets forth a one-year term (terminating on June 30, 2014) and automatic renewal for successive one-year periods unless either Mr. Brodin or the Company provides notice of non-renewal.

Severance Compensation. Pursuant to his employment agreement Mr. Brodin is entitled to specified severance compensation in the event of a termination of employment by the Company without cause, termination following a non-renewal of the employment agreement by the Company or by Mr. Brodin for good reason. In any case, subject to execution of a release of claims, Mr. Brodin is entitled to continued payments of base salary for a 12-month period following such date of termination, subject to reduction for amounts earned from other employment during the 12-month period. Mr. Brodin is also entitled to reimbursement for premiums for continued health benefits for the length of the severance period. Upon such a termination, Mr. Brodin will generally be entitled to exercise vested options for a 90 day period, unless they would have otherwise expired earlier.

Upon termination of employment because of death or disability, Mr. Brodin (or his estate) will be entitled to an annual performance bonus, prorated for the period of employment during the year, based on actual performance of the Company for the year of termination. Time options that are not exercisable as of the date of termination because of death or disability and performance options with respect to which performance goals have been achieved will vest pro-rata based on the portion of the option which would have vested on the next vesting date and the number of days of employment since the most recent vesting date, and options which are exercisable as of such date will generally remain exercisable for 180 days, unless they would have otherwise expired earlier.

Upon any other termination, other than for cause, stock options that are not exercisable as of the date of termination will expire, and options which are exercisable as of such date will generally remain exercisable for a 90 day period, unless they would otherwise expire earlier.

Grants of Plan-Based Awards in Fiscal 2012

Option grants to our named executive officers in Fiscal 2012 are set forth below:

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (1)
James D. Fielding
Time Options	6/18/12	500,000	10.00	934,071
Performance Options	6/18/12	500,000	10.00	835,000
Management Investment Options	6/18/12	50,000	10.00	79,899

J. Per Brodin
Time Options	1/15/13	75,000	10.00	130,824
Performance Options	1/15/13	37,500	10.00	58,126
Performance Options (2)	7/16/12	42,500	10.00	60,188

Beatrice Lafon
Time Options	5/22/12	25,000	10.00	45,393
Performance Options	8/28/12	25,000	10.00	65,450
Performance Options (2)	7/16/12	70,000	10.00	42,375
Management Investment Options	5/22/12	5,000	10.00	8,655

Jay Friedman
Performance Options (2)	7/16/12	80,000	10.00	76,400

(1)	This column reflects the grant date fair value of equity awards in accordance with ASC Topic 718, Compensation—Stock Compensation . For a description of the assumptions used in calculating the fair value of option awards under ASC Topic 718, Compensation—Stock Compensation, see Note—9 Stock Options and Stock-Based Compensation of the Notes to our Consolidated Financial Statements included in our Fiscal 2012 Form 10-K.
(2)	Granted pursuant to the Exchange Offer as described above under “Compensation Discussion and Analysis—Stock Option Awards.”

Outstanding Equity Awards at End of Fiscal 2012

The following table provides information about the number of outstanding equity awards held by our current named executive officers at February 2, 2013. Our two former named executive officers did not have any outstanding equity awards at February 2, 2013.

Outstanding Equity Awards at February 2, 2013

	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
James D. Fielding
Time Options (1)		500,000	10.00	6/18/2019
Performance Options (2)		500,000	10.00	6/18/2019
Management Investment Options	50,000		10.00	6/18/2019

Beatrice Lafon
Time Options (1)	40,000	145,000	10.00		(3)
Performance Options (2)		95,000	10.00		(4)
Management Investment Options		5,000	10.00	5/22/2019

J. Per Brodin
Time Options (1)	60,000	75,000	10.00		(5)
Performance Options (2)		80,000	10.00		(6)
Management Investment Options	12,500	12,500	10.00	5/20/2018

(1)	Time Option becomes vested and exercisable in four equal annual installments, subject to acceleration in the event of a change in control.
(2)	See “Compensation Discussion and Analysis—Components of Executive Compensation—Stock Option Awards” for a description of vesting performance options.
(3)	Unexercised Time Options include: (i) 120,000 options expiring in 10/3/2018 and (ii) 25,000 options expiring 5/22/2019.
(4)	Unexercised Performance Options include: (i) 70,000 options expiring 10/3/2018 and (ii) 25,000 options expiring 8/28/2019.
(5)	Unexercised Time Options include 75,000 options expiring 1/15/2020.
(6)	Unexercised Performance Options include: (i) 30,000 options expiring 2/11/2015, (ii) 12,500 options expiring 5/20/2018, and (iii) 37,500 options expiring 1/15/2020.

Option Exercises and Stock Vested in Fiscal 2012

None of our named executive officers exercised any options during Fiscal 2012.

Nonqualified Deferred Compensation

The Company does not maintain any defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax qualified.

Potential Payments Upon Termination or Change-In-Control

The information set forth in the table below describes the compensation that would become payable under our existing compensation programs and policies, including the relevant provisions of the terms of employment between the Company and each of Messrs. Fielding, Brodin and Ms. Lafon, upon a change in control, or if each named executive officer’s employment had terminated, in each case, effective as of February 2, 2013, the last day of Fiscal 2012. Messrs. Conroy and Friedman resigned effective June 8, 2012 and August 2, 2012, respectively, and the Summary Compensation Table above reflects the actual severance to which each were actually entitled to under his respective employment agreement. Ms. Lafon is paid in British pounds; the amounts set forth in the table have been converted to dollars at applicable exchange rates.

Because the disclosures in the table assume the occurrence of a termination or change in control as of a particular date and under a particular set of circumstances and therefore make a number of important assumptions, the actual amounts to be paid to each of our named executive officers upon a termination or change in control may vary significantly from the amounts included herein. Factors that could affect these amounts include the timing during the year of any such event, the continued availability of benefit policies at similar prices and the type of termination event that occurs (as set forth in the first column in the table below).

Name	Salary ($)	Bonus($) (1)	Accelerated Vesting of Stock Options ($)	Other Benefits ($)
James D. Fielding
Retirement, Resignation or Voluntary Termination (2)	—	560,377	—	—
Termination by the Company for Cause (3)	—	—	—	—
Termination by the Executive for Good Reason (4)	1,350,000	560,377	—	36,000
Termination by the Company Without Cause (5)	1,350,000	560,377	—	36,000
Change in Control (6)	—	560,377	—	—
Termination Upon Death or Disability (7)	—	560,377	—	—

Beatrice Lafon
Retirement, Resignation or Voluntary Termination (2)	—	340,659	—	—
Termination by the Company for Cause (3)	—	—	—	—
Termination by the Company Without Cause (2)	596,448	340,659	—	—
Change in Control (6)	—	340,659	—	—
Termination Upon Death or Disability (7)	—	340,659	—	—

J. Per Brodin
Retirement, Resignation or Voluntary Termination	—	161,308	—	—
Termination by the Company for Cause (3)	—	—	—	—
Termination by the Company Without Cause (5)	531,258	161,308	—	—
Change in Control (6)	—	161,308	—	—
Termination Upon Death or Disability (7)	—	161,308	—	—

James G. Conroy (8)

Jay Friedman (9)

(1)	Under the terms of the Company’s annual performance bonus program, each named executive officer was entitled to receive the bonus if he or she completed the fiscal year as an employee, except in the case of a termination for cause. Accordingly, in all cases other than termination for cause, the table shows the actual Fiscal 2012 bonus paid to each of Mr. Fielding, Ms. Lafon and Mr. Brodin.
(2)

Pursuant to Mr. Fielding’s employment agreement, upon retirement, resignation or voluntary termination, Mr. Fielding would be entitled to receive all amounts of earned but unpaid base salary and benefits accrued and vested through the date of such termination. Pursuant to Ms. Lafon’s employment agreement, either party may provide the other with 12 months’ notice of termination. If such notice is received by the Company, the Company may, at its sole discretion, require her to serve on “garden leave” during which her involvement with the Company’s affairs would generally be partially or completely limited. During any period of “garden leave,” the Company would remain obligated to continue Ms. Lafon’s compensation and benefits, and Ms. Lafon would remain obligated not to accept other employment or otherwise compete with the Company. Pursuant to the terms of the stock options for the named executive officers, stock options that are not exercisable as of the date of termination will expire, and options which are exercisable as of such date will generally remain exercisable for a 90-day period, unless they would otherwise expire earlier.
(3)	The Company may terminate Mr. Fielding’s employment for cause upon written notice to Mr. Fielding with a reasonable opportunity to respond. Upon termination for cause, Mr. Fielding would be entitled to receive all amounts of earned but unpaid base salary and benefits accrued and vested through the date of such termination. Pursuant to Mr. Fielding’s employment agreement, “cause” includes the occurrence of any one or more of the following events: (i) an act of fraud, embezzlement, theft or any other material violation of law that occurs during or in the course of Mr. Fielding’s employment with the Company; (ii) intentional damage to the Company’s assets; (iii) intentional disclosure of the Company’s confidential information contrary to the Company’s policies; (iv) material breach of Mr. Fielding’s obligations under his employment agreement; (v) intentional engagement of any activity which would constitute a breach of Mr. Fielding’s duty of loyalty; (vi) material breach of any material policy of the Company or its subsidiaries that has been communicated to Mr. Fielding in writing; (vii) the willful and continued failure to substantially perform his duties for the Company; or (viii) willful conduct by Mr. Fielding that is demonstrably and materially injurious to the Company. The Company may terminate Ms. Lafon’s employment with immediate effect and without any payment if Ms. Lafon commits gross negligence or a number of other serious breaches of her obligations, including if Ms. Lafon (i) commits a serious breach of any of her obligations under the employment contract or refuse or neglect, following a warning in writing, to comply with any reasonable and lawful direction of the Company, (ii) acts in a manner which in the reasonable opinion of the Company brings or is likely to bring herself or the Company or an affiliate or any of its or their officers or employees into disrepute; (iii) becomes bankrupt or makes any arrangement with or for the benefit of her creditors or is unable to pay her debts as and when they fall due; (iv) is prohibited by law from becoming a director, (v) is guilty of any material breach of any code of conduct, rule or regulation of the Company which has previously been drawn to her attention or fail or cease to be registered (where such registration is, in the opinion of the Company, required for the performance of her duties) by any regulatory body in the United Kingdom or elsewhere; (vi) commits or is convicted of a criminal offense other than an offence which does not in the opinion of the Company affect her position under the employment agreement; (vii) ceases to be eligible to work in the United Kingdom under Section 8 of the Immigration, Asylum and Nationality Act 2006; (viii) commits an offense under any statutory enactment or regulation relating to insider dealing; or (ix) is guilty of a deliberate act of discrimination, harassment or victimization on grounds of age, disability, gender reassignment, marriage or civil partnership, race, religion or belief, sex or sexual orientation. Mr. Brodin is not entitled to any severance upon a termination for cause. Pursuant to the terms of the stock options for the named executive officers, all stock options expire upon a termination for cause.
(4)	Pursuant to the terms of Mr. Fielding’s employment agreement, Mr. Fielding may terminate his employment for good reason upon 30 days’ prior written notice to the Company. Upon termination of his employment for good reason, Mr. Fielding is entitled to continued payments of his base salary for an 18-month period following such date of termination, reimbursement for premiums for continued health benefits for the length of the severance period, and an annual bonus, prorated for the period of employment during the year based on actual performance of the Company for the year of termination. Mr. Fielding’s employment agreement defines “good reason” as, if without Mr. Fielding’s prior written consent: (i) the Company fails to comply with any material obligation imposed by his employment agreement; (ii) the Company effects a reduction in Mr. Fielding’s base salary, unless all senior executives of the Company receive a substantially similar reduction in base salary; or (iii) the Company requires Mr. Fielding to be based (excluding regular travel responsibilities) at any office or location more than 75 miles outside of Hoffman Estates, Illinois, provided that Mr. Fielding had previously relocated his principal residence to the greater Chicago metropolitan area. Pursuant to the terms of the stock options for the named executive officers, stock options that are not exercisable as of the date of termination will expire, and options which are exercisable as of such date will generally remain exercisable for a 90-day period, unless they would otherwise expire earlier.
(5)

The Company may terminate Mr. Fielding’s employment without cause under his employment agreement without any notice. Under the terms of Mr. Fielding’s employment agreement, the failure by the Company to renew at the end of the eighteen month term is treated as a termination without cause. Upon termination of his employment without cause, Mr. Fielding is entitled to continued payments of his base salary for an

18-month period following such date of termination, reimbursement for premiums for continued health benefits for the length of the severance period, and an annual bonus, prorated for the period of employment during the year based on actual performance of the Company for the year of termination. Mr. Brodin is entitled to receive a severance payment equal to 12 months of his base salary, subject to reduction for amounts earned from other employment during the 12-month period, in the event his employment is terminated without cause. Pursuant to the terms of the stock options for the named executive officers, stock options that are not exercisable as of the date of termination will expire, and options which are exercisable as of such date will generally remain exercisable for a 90-day period, unless they would otherwise expire earlier.
(6)	Pursuant to the terms of the stock options for the named executive officers, time options will vest and become fully vested and exercisable immediately prior to a change in control. For purposes of this table, the Company has assumed that the value of common stock underlying stock options did not exceed the option exercise price as of February 2, 2013. Any termination of a named executive officer following a change in control will result in payments as set out in the table with respect to termination for cause, without cause or for good reason, as applicable.
(7)	Upon termination of employment because of death or disability, Mr. Fielding (or his estate) will be entitled to an annual performance bonus, prorated for the period of employment during the year, based on actual performance of the Company for the year of termination. Pursuant to the terms of the time options for the named executive officers, time options that are not exercisable as of the date of termination because of death or disability will vest pro-rata based on the portion of the option which would have vested on the next vesting date and the number of days of employment since the most recent vesting date, and options which are exercisable as of such date will generally remain exercisable for 180 days, unless they would have otherwise expired earlier. For purposes of this table, the Company has assumed that the value of common stock underlying stock options did not exceed the option exercise price as of February 2, 2013.
(8)	Mr. Conroy resigned effective June 8, 2012, and the information included above in the “Summary Compensation Table” reflects the actual severance to which he was entitled under his employment agreement.
(9)	Mr. Friedman resigned effective August 2, 2012, and the information included above in the “Summary Compensation Table” reflects the actual severance to which he was entitled under his employment agreement.

Description of Incentive Plan

For a description of the Company’s Incentive Plan, see “-Components of Executive Compensation—Stock Option Awards.”

Federal Income Tax Implications of the Incentive Plan. The federal income tax consequences arising with respect to awards granted under the Incentive Plan will depend on the type of award. From the recipients’ standpoint, as a general rule, ordinary income will be recognized at the time of payment of cash, or delivery of actual shares. Future appreciation on shares held beyond the ordinary income recognition event will be taxable at capital gains rates when the shares are sold. We, as a general rule, will be entitled to a tax deduction that corresponds in time and amount to the ordinary income recognized by the recipient, and we will not be entitled to any tax deduction in respect of capital gain income recognized by the recipient. Exceptions to these general rules may arise under the following circumstances: (i) if shares, when delivered, are subject to a substantial risk of forfeiture by reason of failure to satisfy any employment or performance-related condition, ordinary income taxation and our tax deduction will be delayed until the risk of forfeiture lapses (unless the recipient makes a special election to ignore the risk of forfeiture); (ii) if an employee is granted a stock option that qualifies as “incentive stock option,” no ordinary income will be recognized, and we will not be entitled to any tax deduction, if shares acquired upon exercise of such option are held more than the longer of one year from the date of exercise and two years from the date of grant; (iii) for awards granted after a specified transition period, we will not be entitled to a tax deduction for compensation attributable to awards granted to one of our covered employees, if and to the extent such compensation does not qualify as “performance-based” compensation under Internal Revenue Code Section 162(m), and such compensation, along with any other non-performance-based compensation paid in the same calendar year, exceeds $1 million; and (iv) an award may be taxable at 20 percentage points above ordinary income tax rates at the time it becomes vested, even if that is prior to the delivery of the cash or stock in settlement of the award, if the award constitutes “deferred compensation” under Internal Revenue Code Section 409A, and the requirements of Section 409A are not satisfied. The foregoing provides only a general description of the application of federal income tax laws to certain awards under the Incentive Plan, and is not intended as tax guidance to participants in the Incentive Plan, as the tax consequences may vary with the types of awards made, the identity of the recipients and the method of payment or settlement. This summary does not address the effects of other federal taxes (including possible “golden parachute” excise taxes) or taxes imposed under state, local, or foreign tax laws.

Compensation of Directors

Non-employee directors receive an annual retainer of $50,000, plus $2,000 for each board meeting and committee meeting they attend ($1,000 if participating in any board meeting telephonically) and are reimbursed for out-of-pocket expenses incurred in connection with their duties as directors. Fees paid to Peter Copses and Lance Milken for their services as directors are paid to Apollo Management, and fees paid to Rohit Manocha for his services as a director are paid to Morgan Joseph Tri-Artisan Capital Partners.

The total compensation of our non-employee directors earned for FY 2012 is shown in the following table.

Name	Fees Earned or Paid in Cash (1) ($)
Peter P. Copses (2)	65,000
Lance A. Milken (2)	64,000
Ron Marshall	65,000
Rohit Manocha (3)	63,000
Robert J. DiNicola	58,000
George G. Golleher	58,000

(1)	Includes annual retainer fees and committee fees.
(2)	Fees paid to Apollo Management.
(3)	Fees paid to Morgan Joseph Tri-Artisan Capital Partners.

PRINCIPAL STOCKHOLDERS

The table below sets forth certain information regarding the beneficial ownership of our common stock with respect to each entity or person that is a beneficial owner of more than 5% of its outstanding common stock and beneficial ownership of its common stock by each director and named executive officer and all directors and current named executive officers as a group, at August 3, 2013:

Name of Beneficial Owner (1)	Number of Shares		Percentage (2)
Apollo Funds (3)	59,507,500	(3)	97.7
Peter P. Copses (4)	—		—
Lance A. Milken (4)	—		—
Robert J. DiNicola (5)	120,000	(6)	*
George G. Golleher (5)	120,000	(6)	*
Rohit Manocha (5)	20,000	(7)	*
Ron Marshall (5)	20,000	(7)	*
James D. Fielding (5)	225,000	(8)	*
Beatrice Lafon (5)	98,750	(9)	*
J. Per Brodin (5)	110,000	(10)	*
Linda Filler (5)	50,000	(11)	*
James G. Conroy (5)	10,000	(12)	*
Jay Friedman (5)	30,000	(13)	*
All officers and directors as a group (10 persons)	803,750		1.3

*	Less than 1% of the outstanding shares.
(1)	The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not deemed outstanding for purposes of computing the percentage of any other person.
(2)	These percentages are calculated on the basis of 60,894,500 outstanding shares of Claire’s Inc.’s common stock.
(3)

Represents all equity interests of Claire’s Inc. held of record by Apollo Investment Fund VI, L.P. (“AIF VI”), and Apollo Claire’s Investors A LLC, Apollo Claire’s Investors B LLC and Apollo Claire’s Investors C LLC (collectively, the “Apollo Claire’s LLCs,” and together with AIF VI, the “Apollo Funds”). Apollo Management VI, L.P. is the manager of AIF VI and each of the Apollo Claire’s LLCs. AIF VI Management, LLC (“AIF VI LLC”) is the general partner of Apollo Management VI, L.P. Apollo Management, L.P. is the sole member and manager of AIF VI LLC. Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo Management, L.P. Apollo Management Holdings, L.P. (“AMH”) is the sole member and manager of Management GP. Apollo Management Holdings GP, LLC (“AMH GP”) is the general partner of AMH. Apollo Claire’s Investors A LLC serves as a fiduciary for Apollo Overseas Partners (Germany) VI, L.P. (“Germany VI”) with respect to Germany VI’s investment in Claire’s Inc. Apollo Advisors VI, L.P. (“Advisors VI”) is the managing general partner of Germany VI. Apollo Capital Management VI, LLC (“ACM VI”) is the general partner of Advisors VI, and Apollo Principal Holdings I, L.P. (“Principal I”) is the sole member and manager of ACM VI. Apollo Principal Holdings I GP, LLC (“Principal I GP”) is the general partner of Principal I. Leon Black, Joshua Harris and Marc Rowan are the managers of Principal I GP and the managers, as well as principal executive officers, of AMH GP, and as such may be deemed to have voting and investment control with respect to the shares of our common stock held by the Apollo Funds. Each of the Apollo Funds disclaims beneficial ownership of all shares of our common stock held of record by the other Apollo Funds, and Apollo Management VI, L.P.

AIF VI LLC, Apollo Management, L.P. Management GP, AMH, AMH GP, Germany VI, Advisors VI, ACM VI, Principal I and Principal I GP (collectively, the “Apollo Entities”) each disclaims beneficial ownership of all shares of our common stock held of record by the Apollo Funds or beneficially owned by any of the Apollo Funds or the Apollo Entities. The address for AIF VI, each of the Apollo Claire’s LLCs, and each of Advisors VI, ACM VI, Principal I, and Principal I GP is One Manhattanville Road, Suite 201, Purchase, New York 10577. The address for Germany VI is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue,, George Town, Grand Cayman KY1-9005, Cayman Islands. The address for Apollo Management VI, L.P., AIF VI LLC, Apollo Management, L.P. Management GP, AHM and AMH GP, and each of Messrs. Black, Harris and Rowan, is 9 West 57th St., 43rd Floor, New York, New York 10019. Includes fully vested options to purchase 40,000 shares of common stock.
(4)	The address for Messrs. Copses and Milken is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019. Each of Messrs. Copses, and Milken, who are each associated with Apollo Management, L.P., disclaim beneficial ownership of any equity interests of Claire’s Inc. that may be deemed beneficially owned by any of the Apollo Funds, Germany VI or the Apollo Entities.
(5)	The address for each of Messrs. DiNicola, Golleher, Manocha, Marshall, Fielding, Conroy, Friedman, Brodin and Ms. Lafon and Filler is c/o Claire’s Inc., 2400 W. Central Road, Hoffman Estates, IL 60192.
(6)	Includes (i) 50,000 owned shares and (ii) fully-vested options to purchase 70,000 shares of common stock.
(7)	Includes a fully-vested option to purchase 20,000 shares of common stock held by Tri-Artisan, an entity affiliated with Mr. Manocha.
(8)	Includes (i) 50,000 owned shares, (ii) fully-vested management investment options to purchase 50,000 shares, and (iii) fully-vested time options to purchase 125,000 shares.
(9)	Includes (i) 10,000 owned shares, (ii) fully-vested time option to purchase 46,250 shares, (iii) fully-vested management investment options to purchase 2,500 shares, and (iv) options to purchase 40,000 shares that will vest within 60 days of August 3, 2013.
(10)	Includes (i) 25,000 owned shares, (ii) fully-vested time options to purchase 60,000 shares, and (iii) fully-vested management investment options to purchase 25,000 shares.
(11)	Includes 50,000 owned shares.
(12)	Includes 10,000 owned shares.
(13)	Includes 30,000 owned shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Management Fee

The Company is party to a management services agreement with the Managers, which are Apollo Management and Tri-Artisan Capital Partners, LLC, or Tri-Artisan, a member of one of the co-investment vehicles managed by Apollo Management, which continues until May 29, 2017 unless terminated. Under this management services agreement, Apollo Management and Tri-Artisan agreed to provide us certain investment banking, management, consulting, and financial planning services on an ongoing basis for a fee of $3.0 million per year. Apollo Management receives $2,615,449 of this annual fee and Tri-Artisan receives $384,551. Rohit Manocha, one of our directors, is a co-founding Partner of Tri-Artisan. Under this management services agreement, Apollo Management also agreed to provide us with certain financial advisory and investment banking services from time to time in connection with major financial transactions that may be undertaken by us or our subsidiaries in exchange for fees customary for such services after taking into account expertise and relationships within the business and financial community of Apollo Management. Under this management services agreement, we also agreed to provide customary indemnification. Upon completion of this offering, we will pay the Managers, from cash on hand, a fee, determined based on the date of completion, but estimated to be approximately $         million (plus any reimbursed expenses) in connection with this termination of the management services agreement. The fee payable in connection with the termination of the management services agreement will be equal to the net present value of the remaining annual fees through the original term of the agreement (May 29, 2017), calculated at a 10% discount rate.

Stockholders Agreement

The Apollo Funds and the Company have entered into a stockholders agreement that sets forth applicable provisions relating to the management and ownership of the Company and its subsidiaries, including the right of Tri-Artisan (a co-investment vehicle managed by Apollo Management’s co-investment vehicles) to appoint one of the members of the Company’s Board of Directors and the right of Apollo Management to appoint the remaining members of the Company’s Board of Directors. Concurrently with the completion of this offering, the stockholders agreement will be amended to provide that Apollo Management will have the right to appoint five members of the Company’s Board of Directors, including one member designated by Tri-Artisan for so long as Tri-Artisan retains at least half of its original investment in the Company’s equity. In addition, Apollo Management will have the right to require the Board of Directors to be expanded and the directors nominated by Apollo Management then in office will have the right to nominate directors to fill those vacant seats such that directors nominated by Apollo Management constitute a majority of the Board. The right of Apollo Management to designate members of the Company’s Board of Directors under the stockholder agreement will continue for so long as the Apollo Funds hold at least 50.1% of our issued and outstanding common stock. In addition, the stockholders agreement contains customary information rights, drag along rights, tag along rights, preemptive rights, registration rights and restrictions on the transfer of our common stock by certain of the Apollo Funds.

Retail Design Fees

We paid store planning and retail design fees to a company owned by a family member of James Conroy, our former Chief Operating Officer and former Interim Co-Chief Executive Officer. During the time Mr. Conroy was employed by the Company, we paid fees of approximately $0.8 million, $1.5 million and $1.2 million, for Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively. These amounts included third party and reimbursable charges of $0.3 million, $0.4 million and $0.2 million, for Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively. This transaction was approved by the Audit Committee of the Board of Directors of Claire’s Stores.

9% Senior Secured First Lien Note Offering

In February 2012, Claire’s Stores issued and sold $400.0 million aggregate principal amount of its 9.00% Senior Secured First Lien Notes due 2019 in a private offering. In March 2012, Claire’s Stores issued and sold an additional $100.0 million aggregate principal amount of the same series of Senior Secured First Lien Notes.

Apollo Global Securities, LLC and Morgan Joseph TriArtisan LLC were two of the initial purchasers of the February 2012 notes. Apollo Global Securities, LLC is an affiliate of Apollo Management, which manages the Company’s controlling stockholders. An affiliate of Apollo Management has a non-controlling investment interest in Morgan Joseph TriArtisan LLC and its affiliates. Additionally, Rohit Manocha, one of our directors, is co-President of Morgan Joseph TriArtisan Group Inc., an affiliate of Morgan Joseph TriArtisan LLC. In the note offering, Apollo Global Securities, LLC and Morgan Joseph TriArtisan LLC were initial purchasers of $36.0 million and $4.0 million aggregate principal amount of the notes, respectively, and the Company paid commissions of approximately $0.7 million to Apollo Global Securities, LLC and $0.1 million to Morgan Joseph TriArtisan LLC.

6.125% Senior Secured First Lien Note Offering

In March 2013, Claire’s Stores issued and sold $210.0 million aggregate principal amount of its 6.125% Senior Secured First Lien Notes due 2020 in a private offering. Apollo Global Securities, LLC was an initial purchaser of $10.5 million aggregate principal amount of the notes and received commissions of approximately $0.2 million.

7.750% Senior Notes Offering

In May 2013, Claire’s Stores issued and sold $320.0 million aggregate principal amount of its 7.750% Senior Notes due 2020 in a private offering. Apollo Global Securities, LLC was an initial purchaser of $16.0 million aggregate principal amount the notes and received commissions of approximately $0.2 million.

DESCRIPTION OF CAPITAL STOCK

Upon completion of the offering, our authorized capital stock consists of              shares of common stock and              shares of preferred stock, the rights and preferences of which may be designated by the board of directors. As of August 3, 2013, there were 60,894,500 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

The discussion below describes the most important terms of our capital stock, certificate of incorporation and bylaws as will be in effect upon completion of this offering. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description refer to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which the prospectus is a part.

Common Stock

Voting Rights. The holders of our common stock will be entitled to one vote per share on all matters submitted for action by the stockholders. There will be no provision for cumulative voting with respect to the election of directors. Accordingly, a holder of more than 50% of the shares of our common stock will be able to, if it so chooses, elect all of our directors. In that event, the holders of the remaining shares will not be able to elect any directors.

Dividend Rights. All shares of our common stock will be entitled to share equally in any dividends our board of directors may declare from legally available sources, subject to the terms of any outstanding preferred stock. Our senior secured credit facilities and other debt instruments may impose restrictions on our ability to declare dividends with respect to our common stock.

Liquidation Rights. Upon liquidation or dissolution of our company, whether voluntary or involuntary, all shares of our common stock will be entitled to share equally in the assets available for distribution to stockholders after payment of all of our prior obligations, including any then-outstanding preferred stock.

Other Matters. The holders of our common stock will have no preemptive or conversion rights, and our common stock will not be subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

Our board of directors, without further stockholder approval, will be able to issue, from time to time, up to an aggregate of shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption prices, liquidation preferences and the number of shares constituting any series or designations of such series. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of us and might affect the market price of our common stock. See “—Certain Anti-Takeover, Limited Liability and Indemnification Provisions.”

Certain Anti-Takeover, Limited Liability and Indemnification Provisions

We are governed by the Delaware General Corporation Law (the “DGCL”). Our certificate of incorporation and bylaws contain provisions that could make more difficult the acquisition of us by means of a tender offer, a proxy contest or otherwise, or to remove or replace our current management.

“Blank Check” Preferred Stock. Our certificate of incorporation authorizes the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares or establish a stockholders rights plan making a takeover more difficult and expensive.

Classified Board. Our board of directors is divided into three classes. The members of each class will serve staggered, three-year terms (other than with respect to the initial terms of the Class I and Class II directors, which will be one and two years, respectively). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. See “Management—Composition of Board of Directors.”

Removal of Directors; Vacancies. Our stockholders are able to remove directors only for cause upon the affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote in the election of directors. Vacancies on our board of directors may be filled only by a majority of our board of directors. Until the Apollo Funds no longer beneficially owns at least 50.1% of our outstanding common stock, certain vacancies caused by an increase in the size of the board of directors must be filled by the directors nominated by Apollo Management then in office. In addition, until the Apollo Funds no longer owns at least 33 1/3% of our outstanding common stock, the removal of a director nominated by Apollo Management must be filled by the directors nominated by Apollo Management then in office. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

No Cumulative Voting. Our certificate of incorporation provides that stockholders do not have the right to cumulative votes in the election of directors.

No Stockholder Action by Written Consent; Calling of Special Meetings of Stockholders. Our certificate of incorporation does not permit stockholder action without a meeting by consent if less than 50.1% of our outstanding common stock is beneficially owned by the Apollo Funds. It also will provide that if less than 50.1% of our outstanding common stock is beneficially owned by the Apollo Funds, special meetings of our stockholders may be called only by our board of directors or the chairman of the board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally must be delivered to and received at our principal executive offices not less than 120 days nor more than 150 days prior to the first anniversary of the preceding year’s annual meeting; provided, that in the event that the date of such meeting is advanced more than 30 days prior to, or delayed by more than 70 days after, the anniversary of the preceding year’s annual meeting of our stockholders, a stockholder’s notice to be timely must be so delivered not earlier than the close of business on the 150th day prior to such meeting and not later than the close of business on the later of the 120th day prior to such meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Our bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders. These provisions generally do not apply to nominations of directors by Apollo.

Board of Directors. If the Apollo Funds or their affiliates beneficially own at least 50.1% of our common stock, Apollo Management will have the right to require the board of directors to be expanded and the directors nominated by Apollo Management then in office will have the right to nominate directors to fill these vacant seats such that directors nominated by Apollo Management will constitute a majority of the board. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Apollo Approval Rights. Until such time as the Apollo Funds no longer beneficially own at least 33 1/3% of the total number of shares of our common stock outstanding at any time, the approval of a majority of a quorum of the members of our board of directors, which must include the approval of the majority of the directors nominated by Apollo Management voting on the matter, will be required for a consolidation or merger with or into any other entity, or a transfer (by lease, assignment, sale or otherwise) of all or substantially all of our assets to another entity and other business combinations and to approve certain other matters. See “Management—Apollo Approval of Certain Matters and Rights to Nominate Certain Directors.”

Delaware Takeover Statute. Our certificate of incorporation provides that we are not governed by Section 203 of the DGCL which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.

Limitation of Officer and Director Liability and Indemnification Arrangements. Our certificate of incorporation limits the liability of our officers and directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

This certificate of incorporation provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws. The certificate and bylaws also generally provide that we shall indemnify, to the fullest extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding by reason of the fact that he is or was a director or officer of ours, or is or was serving at our request as a director, officer, employee or agent of another entity, against expenses incurred by him in connection with such proceeding. An officer or director shall not be entitled to indemnification by us if:

•	the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, our best interests; or

•	with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his conduct was unlawful.

We currently maintain liability insurance for our directors and officers. In addition, certain of our directors are also insured under Apollo’s professional liability insurance policies and may be indemnified under Apollo’s bylaws or other constitutive documents.

Our certificate of incorporation and bylaw provisions and provisions of Delaware law may have the effect of delaying, deterring or preventing a change in control of Claire’s.

As permitted by the DGCL, our certificate of incorporation and bylaws provide that:

•

we will indemnify our current and former directors and officers and anyone who is or was serving at our request as the director or officer of, or our legal representative in, another entity, and may indemnify our current or former employees and other agents, to the fullest extent permitted by the DGCL, subject to limited exceptions; and

•

we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

Our certificate of incorporation requires us to advance expenses to our directors and officers in connection with a legal proceeding, subject to receiving an undertaking from such director or officer to repay advanced amounts if it is determined he or she is not entitled to indemnification. Our bylaws provide that we may advance expenses to our employees and other agents, upon such terms and conditions, if any, as we deem appropriate.

We intend to enter into separate indemnification agreements with each of our directors and executive officers, which may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements may also require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ insurance, if available on reasonable terms.

Currently, to our knowledge, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons under the foregoing provisions or otherwise, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Corporate Opportunity

Our certificate of incorporation provides that we expressly renounce any interest or expectancy in any business opportunity, transaction or other matter in which Apollo or any of its directors, employees or other affiliates (the “Apollo Group”) participates or desires or seeks to participate in, even if the opportunity is one that we would reasonably be deemed to have pursued if given the opportunity to do so. The renouncement does not apply to any business opportunities that are presented to an Apollo Group member solely in such person’s capacity as a member of our board of directors and with respect to which no other member of the Apollo Group independently receives notice or otherwise identifies such business opportunity prior to us becoming aware of it, or if the business opportunity is initially identified by the Apollo Group solely through the disclosure of information by or on behalf of us.

Forum Selection

Our certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of ours to us or to our stockholders, any action asserting a claim arising pursuant to any provision of the DGCL, or any action asserting a claim governed by the internal affairs doctrine, in each such case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in our capital stock will be deemed to have notice of and consent to this forum selection provision. The enforceability of similar choice of forum provisions in other companies’ charters has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Transfer Agent and Registrar

                    . will be the transfer agent and registrar for our common stock.

Listing

We have applied to list the common stock on the New York Stock Exchange under the symbol “CLRS.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and no predictions can be made about the effect, if any, that market sales of shares of our common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, the actual sale of, or the perceived potential for the sale of, our common stock in the public market may have an adverse effect on the market price for our common stock and could impair our ability to raise capital through future sales of our securities. See “Risk Factors—Risks Related to This Offering—Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.”

Sale of Restricted Shares

Upon completion of this offering, we will have an aggregate of              shares of our common stock outstanding, excluding shares reserved at                      2013 for issuance upon exercise of options that have been granted under our Incentive Plan (             of which were exercisable at such date). Of these shares, the              shares of our common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be acquired by any of our “affiliates” as that term is defined in Rule 144 under the Securities Act, which will be subject to the resale limitations of Rule 144. The remaining shares of our common stock outstanding will be restricted securities, as that term is defined in Rule 144, and may in the future be sold without restriction under the Securities Act to the extent permitted by Rule 144 or any applicable exemption under the Securities Act.

Incentive Plan

Following the completion of this offering, we intend to file registration statements on Form S-8 under the Securities Act with the SEC to register 8,200,000 shares of our common stock issued or reserved for issuance under our Incentive Plan. As of August 3, 2013, we have granted options to purchase 5,501,079 shares of our common stock, of which 1,928,226 shares are vested and exercisable. Subject to the expiration of any lock-up restrictions as described below and following the completion of any vesting periods, shares of our common stock issuable upon the exercise of options granted or to be granted under our plan will be freely tradable without restriction under the Securities Act, unless such shares are held by any of our affiliates.

Lock-up Agreements

Executive officers, directors and certain other existing security holders have agreed not to sell or transfer any shares of our common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. See “Underwriting” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

Substantially all of our outstanding common stock before this offering is held by our affiliates. A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding

shares of our common stock (             shares following this offering) or the average weekly trading volume of our common stock reported through the New York Stock Exchange during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of certain material U.S. federal income tax considerations with respect to the acquisition, ownership and disposition of our common stock applicable to non-U.S. holders (as defined below) who purchase our common stock pursuant to this offering . This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect. No ruling has been or will be sought from the Internal Revenue Service, or IRS, with respect to the matters discussed below, and there can be no assurance the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

For the purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not for U.S. federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

It is assumed in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment) . This discussion does not address all aspects of U.S. federal income taxation that may be important to a non-U.S. holder in light of such holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax laws (including, for example, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, holders who acquired our common stock pursuant to the exercise of employee stock options or otherwise as compensation, controlled foreign corporations, passive foreign investment companies, entities or arrangements treated as partnerships for U.S. federal income tax purposes, or investors in such entities holders subject to the alternative minimum tax, certain former citizens or former long-term residents of the United States, holders deemed to sell our common stock under the constructive sale provisions of the Code and holders who hold our common stock as part of a straddle, hedge, synthetic security, constructive sale or conversion transaction) nor does it address any aspects of the unearned income Medicare contribution tax enacted pursuant to the Health Care and Education Reconciliation Act of 2010. In addition, except to the extent provided below, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address any aspects of U.S. state, local or non-U.S. taxes. Accordingly, prospective investors are encouraged to consult with their own tax advisors regarding the U.S. federal, state, local, non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership . Partnerships considering an investment in our common stock and partners in such partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of acquiring, holding and disposing of our common stock.

THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. PROSPECTIVE HOLDERS OF OUR COMMON STOCK ARE ENCOURAGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Information Reporting and Backup Withholding

As discussed above, we currently have no plans to pay regular dividends on our common stock . In the event that we do pay dividends, generally we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding (currently at a rate of 28%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements. Dividends paid to a non-U.S. holder of our common stock generally will be exempt from backup withholding if the non-U.S. holder provides to us or our paying agent a properly executed IRS Form W-8BEN or W-8ECI (as applicable) or otherwise establishes an exemption.

Under U.S. Treasury regulations, the payment of proceeds from the disposition of our common stock by a non-U.S. holder effected at a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The certification procedures described in the above paragraph will satisfy these certification requirements as well. The payment of proceeds from the disposition of our common stock by a non-U.S. holder effected at a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except that information reporting (but generally not backup withholding) may apply to payments if the broker is:

•	a U.S. person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person, 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•

a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, and any excess refunded, provided that the required information is furnished to the IRS in a timely manner.

Recent Legislation Relating to Foreign Accounts

Under the Foreign Account Tax Compliance Act, or FATCA, a 30% withholding tax will generally apply to dividends on, or gross proceeds from the sale or other disposition of, common stock paid to a foreign financial institution unless the foreign financial institution (i) enters into an agreement with the U.S. Treasury to, among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements or (ii) is resident in a country that has entered into an intergovernmental agreement with the United States in relation to such withholding and information reporting and the financial entity complies with related information reporting requirements of such country. A foreign financial institution generally is a foreign entity that (i) accepts deposits in the ordinary course of a banking or similar business, (ii) as a substantial portion of its business, holds financial assets for the benefit of one or more other persons, or (iii) is an investment entity that, in general, primarily conducts as a business on behalf of customers trading in certain financial instruments, individual or collective portfolio management or otherwise investing, administering, or managing funds, money or certain financial assets on behalf of other persons. In addition, FATCA generally imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In either case, such payments would include U.S.-source dividends and the gross proceeds from the sale or other disposition of stock that can produce U.S.-source dividends. By its terms, FATCA generally applies to payments of dividends on, or gross proceeds from the sale or disposition of, common stock made after December 31, 2012. However, the IRS has issued guidance that defers the application of FATCA’s withholding obligations to payments of dividends made on or after July 1, 2014, and payments of gross proceeds made on or after January 1, 2017.

Investors should consult their tax advisors regarding the possible impact of the FATCA rules on their investment in our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

Dividends

As discussed above, we currently have no plans to make distributions of cash or other property on our common stock. In the event that we do make distributions of cash or other property on our common stock, generally such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first reduce a non-U.S. holder’s adjusted basis in our common stock, but not below zero. Any excess will be treated as capital gain from the sale of our common stock in the manner described under “Gain on Sale or Other Disposition of Our Common Stock” below.

In general, dividends, if any, paid by us to a non-U.S. holder will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty) unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this U.S. trade or business, and, if required by an applicable income tax treaty, attributable to such a permanent establishment of a non-U.S. holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder provides us or our paying agent with certain forms, including IRS Form W-8ECI (or any successor form), and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a U.S. person. A non-U.S. holder that is a corporation and receives effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a 30% rate (or lower treaty rate).

Under applicable U.S. Treasury regulations, a non-U.S. holder is required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty (including providing us or our paying agent with an IRS Form W-8BEN certifying such non-U.S. holder’s entitlement to benefits under a treaty). Non-U.S. holders that do not timely provide the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Gain on Sale or Other Disposition of Our Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (in which case the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation) and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

•

we are or have been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period.

Gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a corporation may also be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain recognized by an individual described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe that we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends on the fair market value of our interests in real property located within the United States relative to the fair market value of our interests in real property located outside the United States and our other business assets, however, there can be no assurance that we will not become a USRPHC in the future. Even if we were or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of shares of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code). We expect our common stock to be “regularly traded” on an established securities market, although we cannot guarantee it will be so traded.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom              are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
Goldman, Sachs & Co.
RBC Capital Markets, LLC
Jefferies LLC
Wells Fargo Securities, LLC
Apollo Global Securities, LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares, as described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions.

To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us:	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions and expenses up to $             to be reimbursed by the underwriters, are approximately $             million.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed     % of the total number of shares of common stock offered by them.

We have applied to have our common stock listed on the New York Stock Exchange under the trading symbol “CLRS”.

We have retained Solebury Capital LLC, or Solebury, a FINRA member, to provide certain financial consulting services (which do not include underwriting services) in connection with this offering. We have agreed to pay Solebury, only upon the closing of this offering, a fee of $        . Pursuant to the terms of the engagement, we have agreed to indemnify Solebury, subject to certain conditions. Solebury’s services include deal structuring, fee and economic recommendations, distribution strategy recommendations and marketing message development. Solebury is not acting as an underwriter and has no contact with any public or institutional investor on behalf of us or the underwriters. In addition, Solebury will not underwrite or purchase any of our common stock in this offering or otherwise participate in any such undertaking.

We, certain stockholders and all of our directors and officers have agreed that, without the prior written consent of                      on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of , it will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to the sale of shares to the underwriters and are subject to other customary exceptions.

The 180 day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180 day restricted period we issue an earnings release or material news event relating to us occurs, or

•	prior to the expiration of the 180 day restricted period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 180 day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their option to purchase additional shares. The underwriters can close out a covered short sale by exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under their option to purchase additional shares. The underwriters may also sell shares in excess of their option, to purchase additional shares creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions. We have agreed to indemnify the several underwriters, including their controlling persons, against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Directed Share Program

At our request, the underwriters have reserved five percent of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of Claire’s Inc. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, (1) the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, (2) the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and (3) the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they have received or may receive customary fees and expenses. Certain of the underwriters or their affiliates may have an indirect ownership interest in us through various private equity funds, including funds of Apollo or its affiliates.

In the ordinary course of business, the underwriters and their respective affiliates may make or hold a broad array of investments, including serving as counterparties to certain derivative and hedging arrangements and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account or for the accounts of their customers, and such investment and securities activities may involve or relate to assets, securities or instruments of the issuer (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also make investment recommendations, market color or trading ideas or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such assets, securities and instruments.

Conflicts of Interest

Apollo Global Securities, LLC, an underwriter of this offering, is an affiliate of Apollo Management, which manages our controlling stockholders. Since Apollo Management beneficially owns more than 10% of our outstanding common stock, a “conflict of interest” is deemed to exist under Rule 5121(f)(5)(B) of the Conduct Rules of the Financial Industry Regulatory Authority (“FINRA”). Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. As such, any underwriter that has a conflict of interest pursuant to Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer. Pursuant to Rule 5121, a “qualified independent underwriter” (as defined in Rule 5121) must participate in the preparation of the prospectus and perform its usual standard of due diligence with respect to the registration statement and this prospectus.                      has agreed to act as qualified independent underwriter for the offering.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by our counsel, Morgan, Lewis & Bockius LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cahill Gordon & Reindel LLP , New York, New York.

EXPERTS

The consolidated financial statements and financial statement schedule of Claire’s Inc. and subsidiaries as of February 2, 2013 and January 28, 2012, and for each of the fiscal years in the three-year period ended February 2, 2013, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, referred to as the Securities Act, with respect to the shares of our common stock offered by this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. You should review the full text of those documents. We have included copies of those documents as exhibits to the registration statement.

Claire’s Stores, our wholly-owned subsidiary, files reports with the SEC on a voluntary basis pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended. Such periodic reports are not incorporated into this prospectus by reference.

The registration statement and the exhibits thereto and our periodic reports filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference facility by calling 1-800-SEC-0330. The registration statement and other information filed by us with the SEC are also available at the SEC’s website at http://www.sec.gov . You may request copies of the filing, at no cost, by telephone at (847) 765-1100 or by mail at 2400 West Central Road, Hoffman Estates, IL 60192.

As a result of the offering, we and our stockholders will become subject to the proxy solicitation rules, annual and periodic reporting requirements and other requirements of the Exchange Act. We will furnish our stockholders with annual reports containing audited financial statements certified by an independent registered public accounting firm and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

We also maintain an Internet site at http://www.claires.com . We will, as soon as reasonably practicable after the electronic filing of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports if applicable, make available such reports free of charge on our website. Our website and the information contained therein or accessible therefrom shall not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our securities.

CLAIRE’S INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Claire’s Inc.:

We have audited the accompanying consolidated balance sheets of Claire’s Inc. and subsidiaries (the Company) as of February 2, 2013 and January 28, 2012, and the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows for each of the fiscal years in the three-year period ended February 2, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Claire’s Inc. and subsidiaries as of February 2, 2013 and January 28, 2012, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 2, 2013 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

May 3, 2013

Miami, Florida

Certified Public Accountants

CLAIRE’S INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	February 2, 2013	January 28, 2012
	(In thousands, except share and per share amounts)
ASSETS
Current assets:
Cash and cash equivalents and restricted cash of $0 and $4,350 respectively	$169,256	$177,612
Inventories	157,549	142,104
Prepaid expenses	19,701	20,010
Other current assets	29,976	26,034

Total current assets	376,482	365,760

Property and equipment:
Furniture, fixtures and equipment	234,209	207,620
Leasehold improvements	312,789	281,774

	546,998	489,394
Less accumulated depreciation and amortization	(325,618)	(281,874)

	221,380	207,520

Leased property under capital lease:
Land and building	18,055	18,055
Less accumulated depreciation and amortization	(2,708)	(1,805)

	15,347	16,250

Goodwill	1,550,056	1,550,056
Intangible assets, net of accumulated amortization of $57,672 and $49,270, respectively	547,433	549,768
Deferred financing costs, net of accumulated amortization of $25,830 and $54,821, respectively	40,097	31,705
Other assets	49,846	44,492

	2,187,432	2,176,021

Total assets	$2,800,641	$2,765,551

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	73,445	60,704
Income taxes payable	10,509	10,254
Accrued interest payable	67,506	31,223
Accrued expenses and other current liabilities	99,529	104,525

Total current liabilities	250,989	206,706

Long-term debt	2,329,634	2,349,525
Obligation under capital lease	17,232	17,290
Deferred tax liability	123,510	122,651
Deferred rent expense	29,859	28,861
Unfavorable lease obligations and other long-term liabilities	20,551	25,020

	2,520,786	2,543,347

Commitments and contingencies

Stockholders’ equity:
Common stock par value $0.01 per share; authorized 90,000,000 shares; issued and outstanding 60,824,500 and 60,769,500 shares, respectively	608	607
Additional paid-in capital	628,115	628,616
Accumulated other comprehensive income (loss), net of tax	3,273	(4,351)
Accumulated deficit	(603,130)	(609,374)

	28,866	15,498

Total liabilities and stockholders’ equity	$2,800,641	$2,765,551

See accompanying notes to consolidated financial statements.

CLAIRE’S INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(in thousands, except per share data)

	Fiscal Year Ended February 2, 2013	Fiscal Year Ended January 28, 2012	Fiscal Year Ended January 29, 2011
Net sales	$1,557,020	$1,495,900	$1,426,397
Cost of sales, occupancy and buying expenses (exclusive of depreciation and amortization shown separately below)	755,996	724,775	685,111

Gross profit	801,024	771,125	741,286

Other expenses:
Selling, general and administrative	503,254	504,360	493,081
Depreciation and amortization	64,879	68,753	65,198
Impairment of assets	—	—	12,262
Severance and transaction-related costs	2,828	6,928	741
Other (income) expense, net	(6,105)	(1,254)	5,542

	564,856	578,787	576,824

Operating income	236,168	192,338	164,462
Gain (loss) on early debt extinguishment	(8,952)	7,058	13,583
Impairment of equity investment	—	—	6,030
Interest expense, net	206,287	172,569	154,382

Income before income tax expense	20,929	26,827	17,633
Income tax expense	14,685	11,022	10,476

Net income	$6,244	$15,805	$7,157

Earnings per share:
Basic	$0.10	$0.26	$0.12
Diluted	$0.10	$0.26	$0.12
Weighted average shares outstanding—basic	60,805	60,685	60,557
Weighted average shares outstanding—diluted	60,805	60,695	60,591
Net income	$6,244	$15,805	$7,157
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	1,182	(663)	10,416
Net gain (loss) on intra-entity foreign currency transactions, net of tax (benefit) of $142, $(171) and $(149)	4,283	(4,111)	(9,640)
Unrealized gain (loss) on interest rate swap, net of tax of $0, $0 and $0	375	(993)	7,587
Reclassification adjustment of unrealized loss on termination of interest rate swap into net income	1,784	—	—
Reclassification of foreign currency translation adjustments into net income	—	—	(9,572)

Other comprehensive income (loss)	7,624	(5,767)	(1,209)

Comprehensive income	$13,868	$10,038	$5,948

See accompanying notes to consolidated financial statements.

CLAIRE’S INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN

STOCKHOLDERS’ EQUITY

(In thousands, except share amounts)

	Number of shares of common stock	Common stock	Additional paid-in capital	Accumulated other comprehensive income (loss), net	Accumulated deficit	Total
Balance: January 30, 2010	60,586,500	$605	$623,421	$2,625	$(632,336)	$(5,685)
Net income	—	—	—	—	7,157	7,157
Issuance of common stock	6,000		60			60
Stock option expense	—	—	4,946	—	—	4,946
Restricted stock expense, net of unearned compensation	—	—	67	—	—	67
Foreign currency translations adjustments	—	—	—	10,416	—	10,416
Net gain (loss) on intra-entity foreign currency transactions, net of tax (benefit)	—	—	—	(9,640)	—	(9,640)
Unrealized (loss) gain on interest rate swap, net of tax	—	—	—	7,587	—	7,587
Reclassification of foreign currency translation adjustments into net income	—	—	—	(9,572)	—	(9,572)

Balance: January 29, 2011	60,592,500	605	628,494	1,416	(625,179)	5,336
Net income	—	—	—	—	15,805	15,805
Issuance of common stock	177,000	2	1,768			1,770
Stock option benefit	—	—	(1,661)	—	—	(1,661)
Restricted stock expense, net of unearned compensation	—	—	15	—	—	15
Foreign currency translations adjustments	—	—	—	(663)	—	(663)
Net gain (loss) on intra-entity foreign currency transactions, net of tax (benefit)	—	—	—	(4,111)	—	(4,111)
Unrealized (loss) gain on interest rate swap, net of tax	—	—	—	(993)	—	(993)

Balance: January 28, 2012	60,769,500	607	628,616	(4,351)	(609,374)	15,498
Net income	—	—	—	—	6,244	6,244
Issuance of common stock	55,000	1	549			550
Stock option benefit	—	—	(1,050)	—	—	(1,050)
Foreign currency translations adjustments	—	—	—	1,182	—	1,182
Net gain (loss) on intra-entity foreign currency transactions, net of tax (benefit)	—	—	—	4,283	—	4,283
Unrealized (loss) gain on interest rate swap, net of tax	—	—	—	375	—	375
Reclassification adjustment of unrealized loss on termination of interest rate swap into net income	—	—	—	1,784	—	1,784

Balance: February 2, 2013	60,824,500	$608	$628,115	$3,273	$(603,130)	$28,866

See accompanying notes to consolidated financial statements.

CLAIRE’S INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Year Ended February 2, 2013	Fiscal Year Ended January 28, 2012	Fiscal Year Ended January 29, 2011
Cash flows from operating activities:
Net income	$6,244	$15,805	$7,157
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	64,879	68,753	65,198
Impairment	—	—	18,292
Amortization of lease rights and other assets	3,279	3,189	3,204
Amortization of debt issuance costs	9,761	12,975	9,894
Accretion of debt premium	(831)	—	—
Payment of in kind interest expense	—	11,734	35,699
Foreign currency exchange net gain on Euro Loan	—	(1,953)	—
Net unfavorable accretion of lease obligations	(826)	(657)	(1,490)
Loss on sale/retirement of property and equipment, net	96	42	672
Loss (gain) on early debt extinguishment	8,952	(7,058)	(13,583)
Gain on sale of intangible assets/lease rights	(493)	(90)	—
Stock compensation (benefit) expense	(1,050)	(1,646)	5,013
(Increase) decrease in:
Inventories	(13,418)	(8,394)	(25,374)
Prepaid expenses	578	1,376	12,658
Other assets	(9,578)	(5,410)	73
Increase (decrease) in:
Trade accounts payable	10,517	7,311	10,314
Income taxes payable	604	(2,358)	4,060
Accrued interest payable	36,283	14,577	2,002
Accrued expenses and other liabilities	(3,750)	(3,071)	14,575
Deferred income taxes	(907)	(1,780)	34
Deferred rent expense	857	2,320	4,423

Net cash provided by operating activities	111,197	105,665	152,821

Cash flows from investing activities:
Acquisition of property and equipment	(68,804)	(70,908)	(48,711)
Proceeds from sale of property and equipment	—	—	16,765
Acquisition of intangible assets/lease rights	(5,049)	(5,709)	(1,104)
Proceeds from sale of intangible assets/lease rights	1,009	816	—
Changes in restricted cash	4,350	18,417	(23,902)

Net cash used in investing activities	(68,494)	(57,384)	(56,952)

Cash flows from financing activities:
Payments on credit facility	(1,154,310)	(438,940)	(14,500)
Proceeds from notes	1,142,125	450,000	—
Proceeds from short-term debt	—	—	57,494
Payment of short-term debt	—	(54,653)	—
Repurchases of notes	(5,990)	(81,598)	(80,635)
Payment of debt issuance costs	(27,990)	(10,751)	(503)
Principal payments of capital lease	(4)	—	(765)
Proceeds from issuances of common stock	550	1,770	60

Net cash used in financing activities:	(45,619)	(134,172)	(38,849)

Effect of foreign currency exchange rate changes on cash and cash equivalents	(1,090)	1,633	1,026

Net (decrease) increase in cash and cash equivalents	(4,006)	(84,258)	58,046
Cash and cash equivalents, at beginning of period	173,262	257,520	199,474

Cash and cash equivalents, at end of period	169,256	173,262	257,520
Restricted cash, at end of period	—	4,350	23,864

Cash and cash equivalents and restricted cash, at end of period	$169,256	$177,612	$281,384

Supplemental disclosure of cash flow information:
Interest paid	$161,264	$133,036	$107,361
Income taxes paid	14,855	14,675	6,332
Non-cash investing and financing activities:
Property acquired under capital lease	—	—	18,055

See accompanying notes to consolidated financial statements.

CLAIRE’S INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS AND ACQUISITION OF CLAIRE’S STORES, INC.

Nature of Operations—Claire’s Inc., a Delaware corporation, and subsidiaries (collectively the “Company”), is a leading retailer of value-priced fashion accessories targeted towards young women, teens, tweens and kids. The Company has two reporting segments: North America and Europe. The Company operates owned stores throughout the United States, Puerto Rico, Canada, the U.S. Virgin Islands and China (North America segment) and the United Kingdom, Switzerland, Austria, Germany, France, Ireland, Spain, Portugal, Netherlands, Belgium, Poland, Czech Republic, Hungary, Italy and Luxembourg (Europe segment). Until September 2, 2010, the Company operated stores in Japan through a former 50:50 joint venture. Beginning September 2, 2010, these stores began to operate as licensed stores.

Acquisition of Claire’s Stores, Inc.—In May 2007, Claire’s Stores, Inc. was acquired by investment funds affiliated with and co-investment vehicles (the “Apollo Funds”) managed by Apollo Management VI, L.P. (“Apollo Management”), through a merger (the “Merger”) and Claire’s Stores, Inc. became a wholly-owned subsidiary of the Company.

Claire’s Inc. is an entity that was formed in connection with the Transactions and prior to the Merger had no assets or liabilities other than the shares of Bauble Acquisition Sub, Inc. and its rights and obligations under and in connection with the merger agreement. As a result of the Merger, all of the Claire’s Stores, Inc.’s issued and outstanding capital stock is owned by Claire’s Inc.

The purchase of Claire’s Stores, Inc. and the related fees and expenses were financed through the issuance of the Merger Notes, borrowings under the Former Credit Facility, an equity investment by the Apollo Funds, and cash on hand at Claire’s Stores, Inc.

The closing of the Merger occurred simultaneously with:

•

the closing of Claire’s Stores, Inc’s former senior secured term loan facility (the “Former Term Loan”) and revolving credit facility (the “Former Revolver” and, collectively with the Former Term Loan, the “Former Credit Facility”) of $1.65 billion;

•	the closing of Claire’s Stores, Inc’s senior notes offering (the “Merger Notes”) in the aggregate principal amount of $935.0 million; and

•	the equity investment by the Apollo Funds, collectively, of approximately $595.7 million.

The aforementioned transactions, including the Merger and payment of costs related to these transactions, are collectively referred to as the “Transactions.”

The acquisition of Claire’s Stores, Inc. was accounted for as a business combination using the purchase method of accounting, whereby the purchase price was allocated to the assets and liabilities based on the estimated fair market values at the date of acquisition.

See Note 5—Debt for a summary of the terms of the Merger Notes and the Former Credit Facility.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. Until September 2, 2010, the Company accounted for the results of operations of its former 50% ownership interest in Claire’s Nippon under the equity method and included the results within “Other (income) expenses, net” in its Consolidated Statements of Operations and Comprehensive Income. On September 2, 2010, the Company no longer had an ownership interest in Claire’s Nippon. All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year—The Company’s fiscal year ends on the Saturday closest to January 31. The fiscal year ended February 2, 2013 (“Fiscal 2012”) consisted of 53 weeks. The fiscal years ended January 28, 2012 (“Fiscal 2011”) and January 29, 2011 (“Fiscal 2010”) consisted of 52 weeks, respectively.

Use of Estimates—The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make certain estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures regarding contingent assets and liabilities and reported amounts of revenues and expenses. Such estimates include, but are not limited to, the value of inventories, goodwill, intangible assets and other long-lived assets, legal contingencies and assumptions used in the calculation of income taxes, retirement and other post-retirement benefits, stock-based compensation, derivative and hedging activities, residual values and other items. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Illiquidity in credit markets, volatility in each of the equity, foreign currency, and energy markets and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates will be reflected in the financial statements in those future periods when the changes occur.

Cash and Cash Equivalents and Restricted Cash—The Company considers all highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents. As of February 2, 2013, all cash equivalents were maintained in one money market fund that was invested exclusively in U.S. Treasury securities. Restricted cash was not available to the Company for general corporate purposes. As of January 28, 2012, restricted cash consisted of collateral in the amount of $4.4 million for the interest rate swap. The restricted cash amount was classified as a current asset in the accompanying Consolidated Balance Sheets since the item it secured was classified as a current liability. See Note 5—Debt and Note 6—Derivatives and Hedging Activities, respectively, for further details.

Inventories—Merchandise inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out basis using the retail method in North America and average cost method, at an individual item level for Europe.

Prepaid Expenses—Prepaid expenses as of February 2, 2013 and January 28, 2012 included the following components (in thousands):

	February 2, 2013	January 28, 2012
Prepaid rent and occupancy	$17,853	$16,739
Prepaid insurance	636	1,002
Other	1,212	2,269

Total prepaid expenses	$19,701	$20,010

Other Current Assets—Other current assets as of February 2, 2013 and January 28, 2012 included the following components (in thousands):

	February 2, 2013	January 28, 2012
Credit card receivables	$6,968	$6,141
Franchise receivables	4,367	2,528
Store supplies	7,158	6,862
Deferred tax assets, net of valuation allowance	6,961	6,167
Income taxes receivable	37	393
Other	4,485	3,943

Total other current assets	$29,976	$26,034

Property and Equipment—Property and equipment are recorded at historical cost. Depreciation is computed on the straight-line method over the estimated useful lives of the furniture, fixtures, and equipment, which range from five to ten years. Amortization of leasehold improvements is computed on the straight-line method based upon the shorter of the estimated useful lives of the assets or the terms of the respective leases. Maintenance and repair costs are charged to earnings while expenditures for major improvements are capitalized. Upon the disposition of property and equipment, the accumulated depreciation is deducted from the original cost and any gain or loss is reflected in current earnings.

Capital Leases—Leased property meeting certain capital lease criteria is capitalized as an asset and the present value of the related lease payments is recorded as a liability. Amortization of capitalized leased assets is recorded using the straight-line method over the shorter of the estimated useful life of the leased asset or the initial lease term and is included in “Depreciation and amortization” in the Company’s Consolidated Statements of Operations and Comprehensive Income. Interest expense is recognized on the outstanding capital lease obligation using the effective interest method and is recorded in “Interest expense, net” in the Company’s Consolidated Statements of Operations and Comprehensive Income. On February 19, 2010, the Company sold its North America distribution center/office building (the “Property”) to a third party. The Company received net proceeds of $16.8 million from the sale of the Property. Contemporaneously with the sale of the Property, the Company entered into a lease agreement, dated February 19, 2010. The lease agreement provides for (1) an initial expiration date of February 28, 2030 with two (2) five (5) year renewal periods, each at the option of the Company and (2) basic rent of $2.1 million per annum (subject to annual increases). This transaction is accounted for as a capital lease. The Company has a $1.1 million letter of credit to secure lease payments for the Property.

Goodwill—As discussed in Note 1—Nature of Operations and Acquisition of Claire’s Stores, Inc. above, the Company accounted for the acquisition of Claire’s Stores, Inc. as a business combination using the purchase method of accounting. At the date of acquisition, the Company allocated the purchase price to assets and liabilities based on estimated fair market values and the remaining $1.8 billion excess of cost over amounts assigned to assets acquired and liabilities assumed was recognized as goodwill. The goodwill is not deductible for tax purposes.

The Company performs a goodwill impairment test on an annual basis or more frequently when events or circumstances indicate that the carrying value of a reporting unit more likely than not exceeds its fair value. Recoverability of goodwill is evaluated, at the Company’s option, by first performing a qualitative assessment for any reporting unit for any period or by bypassing the qualitative assessment and proceeding directly to the first step of our two-step goodwill impairment test. If the Company determines, on the basis of qualitative factors, it is not more likely than not that the fair value of a reporting unit is less than the carrying value amount, then performing the two-step impairment test would be unnecessary. The first step of the two-step goodwill impairment test involves a comparison of the fair value of each of our reporting units with its carrying value. If a reporting unit’s carrying value exceeds its fair value, the second step is performed to measure the amount of impairment loss, if any. The second step of the two-step goodwill impairment test involves a comparison of the implied fair value and carrying value of that reporting unit’s goodwill. To the extent that a reporting unit’s carrying value exceeds the implied fair value of its goodwill, an impairment loss is recognized. See Note 3—Impairment Charges for results of impairment testing and Note 4—Goodwill and Other Intangible Assets, respectively, for more details.

Intangible Assets—Intangible assets include tradenames, franchise agreements, lease rights, territory rights and leases that existed at the date of acquisition with terms that were favorable to market at that date. The Company makes investments through its Europe subsidiaries in intangible assets upon the opening and acquisition of many of our store locations in Europe. These intangible assets are amortized to residual value on a straight-line basis over the useful lives of the respective leases, not to exceed 25 years. The Company evaluates the residual value of its intangible assets periodically and adjusts the amortization period and/or residual value when the Company believes the residual value of the asset is not recoverable. Indefinite-lived intangible assets are tested for impairment annually or more frequently when events or circumstances indicate that the carrying value more likely than not exceeds its fair value. Definite-lived intangible assets are tested for impairment when events or circumstances indicate that the carrying value may not be recoverable. Any impairment charges resulting from the application of these tests are immediately recorded as a charge to earnings in the Company’s Consolidated Statements of Operations and Comprehensive Income. See Note 3—Impairment Charges for results of impairment testing and Note 4—Goodwill and Other Intangible Assets, respectively, for more details.

Deferred Financing Costs—Costs incurred to issue debt are deferred and amortized as a component of interest expense over the estimated term of the related debt using the effective interest rate method. Amortization expense, recognized as a component of “Interest expense, net” in the Company’s Consolidated Statements of Operations and Comprehensive Income, were $9.8 million, $13.0 million and $9.9 million for Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively.

Other Assets—Other assets as of February 2, 2013 and January 28, 2012 included the following components (in thousands):

	February 2, 2013	January 28, 2012
Initial direct costs of leases	$17,811	$16,257
Prepaid lease payments	8,390	7,366
Deferred tax assets, non-current	1,152	1,424
Other	22,493	19,445

Total other assets	$49,846	$44,492

On September 2, 2010, the Company converted its former 50% ownership interest in the Claire’s Nippon joint venture into the full and exclusive rights to operate Claire’s stores in all of Asia excluding Japan. The former joint venture partner acquired the right to operate Claire’s stores exclusively in Japan. The Company and the former joint venture partner also agreed to operate Claire’s Nippon under a new license agreement, to replace the existing merchandising agreement and to amend the buying agency agreement. In accordance with Accounting Standards Codification (“ASC”) Subtopic 845-10, Nonmonetary Transactions , the Company measured the conversion based on the fair value of the asset surrendered. The Company recorded the exclusive territory rights as an indefinite-lived intangible asset in the amount of $0.6 million. See Note 4—Goodwill and Other Intangibles.

The Company recorded its 50% ownership interest of Claire’s Nippon’s net loss in the amount of $2.5 million for Fiscal 2010, in “Other (income) expense, net” in the Consolidated Statements of Operations and Comprehensive Income.

The initial direct costs of leases and prepaid lease payments are amortized on a straight-line basis over the respective lease terms, typically ranging from four to 15 years.

Impairment of Long-Lived Assets—The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the net book value of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the net book value of an asset or asset group to the future net undiscounted cash flows expected to be generated by the asset or asset group. If these comparisons indicate that the asset or asset group is not recoverable, an impairment loss is recognized for the excess of the carrying amount over the fair value of the asset or asset group. The fair value is estimated based on discounted future cash flows expected to result from the use and eventual disposition of the asset or asset group using a rate that reflects the operating segment’s average cost of capital. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell and are no longer depreciated. See Note 3—Impairment Charges for results of impairment testing.

Accrued Expenses and Other Current Liabilities—Accrued expenses and other current liabilities as of February 2, 2013 and January 28, 2012 included the following components (in thousands):

	February 2, 2013	January 28, 2012
Compensation and benefits	$40,025	$40,532
Gift cards and certificates	22,695	22,270
Sales and local taxes	15,708	16,493
Store rent	3,012	3,776
Interest rate swap	—	2,159
Other	18,089	19,295

Total accrued expenses and other current liabilities	$99,529	$104,525

Revenue Recognition—The Company recognizes sales as the customer takes possession of the merchandise. The estimated liability for sales returns is based on the historical return levels, which is included in “Accrued expenses and other current liabilities.” The Company excludes sales taxes collected from customers from “Net sales” in its Consolidated Statements of Operations and Comprehensive Income.

The Company accounts for the goods it sells to third parties under franchising and licensing agreements within “Net sales” and “Cost of sales, occupancy and buying expenses” in the Company’s Consolidated Statements of Operations and Comprehensive Income. The franchise fees the Company charges under the franchising agreements are reported in “Other (income) expense, net” in the Company’s Consolidated Statements of Operations and Comprehensive Income.

Upon purchase of a gift card or gift certificate, a liability is established for the cash value and is recorded in “Accrued expenses and other current liabilities”. The Company recognizes revenue from gift card and gift certificate sales at the time of redemption. Unredeemed gift card and gift certificate breakage income is recorded as a reduction of “Selling, general and administrative” expenses. The Company records breakage income when the probability of redemption, based upon historical redemption patterns, is remote.

Cost of Sales—Included within the Company’s Consolidated Statements of Operations and Comprehensive Income line item “Cost of sales, occupancy and buying expenses” is the cost of merchandise sold to our customers, inbound and outbound freight charges, purchasing costs, and inspection costs. Also included in this line item are the occupancy costs of the Company’s stores and the Company’s internal costs of facilitating the merchandise procurement process, both of which are treated as period costs. All merchandise purchased by the Company is shipped to one of its two distribution centers. As a result, the Company has no internal transfer costs. The cost of the Company’s distribution centers are included within the financial statement line item “Selling, general and administrative” expenses, and not in “Cost of sales, occupancy and buying expenses.” These distribution center costs were approximately $11.7 million, $12.4 million and $10.0 million, for Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively. All depreciation and amortization expense is reported on a separate financial statement line item on the Company’s consolidated statement of operations.

Advertising Expenses—The Company expenses advertising costs as incurred, including in-store marketing, mall association dues and digital interactive media. Advertising expenses were $11.9 million, $15.9 million and $12.8 million for Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively.

Rent Expense—The Company recognizes rent expense for operating leases with periods of free rent (including construction periods), step rent provisions, and escalation clauses on a straight-line basis over the applicable lease term. From time to time, the Company may receive capital improvement funding from its lessors. These amounts are recorded as a “Deferred rent expense” and amortized over the remaining lease term as a reduction of rent expense. The Company considers lease renewals in the determination of the applicable lease term when such renewals are reasonably assured. The Company takes this factor into account when calculating minimum aggregate rental commitments under non-cancelable operating leases set forth in Note 7—Commitments and Contingencies.

Stock-Based Compensation—The Company issues stock options and other stock-based awards to executive management, key employees, and directors under its stock-based compensation plans.

Time-vested stock awards, including stock options and restricted stock, are accounted for at fair value at date of grant. The stock-based compensation expense is recorded on a straight-line basis over the requisite service period using the graded-vesting method for the entire award. Performance-based stock awards are accounted for at fair value at date of grant. The stock-based expense was based upon the number of shares expected to be issued when it became probable that performance targets required to receive the awards would be achieved. The stock-based compensation expense is recognized over the requisite service period.

Buy one, get one (“BOGO”) options issued prior to May 2011 were immediately vested, exercisable upon issuance, and accounted for at fair value at date of grant. The compensation expense for these BOGOs was recognized over a four year period due to the terms of the option requiring forfeiture in certain cases including the grantee’s voluntary resignation from the Company’s employ prior to May 2011. BOGOs issued subsequent to May 2011 are accounted for at the fair value at date of grant and the compensation expense is recognized over the requisite service period.

Income Taxes—The Company accounts for income taxes under the provisions of ASC Topic 740, Income Taxes, which generally requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax laws or rates is recognized in income in the period the new legislation is enacted. Valuation allowances are recognized to reduce deferred tax assets to the amount that is more likely than not to be realized. In assessing the likelihood of realization, the Company considers estimates of future taxable income.

The Company is subject to tax audits in numerous jurisdictions, including the United States, individual states and localities, and internationally. Tax audits by their very nature are often complex and can require several years to complete. In the normal course of business, the Company is subject to challenges from the Internal Revenue Service (“IRS”) and other tax authorities regarding amounts of taxes due. These challenges may alter the timing or amount of taxable income or deductions, or the allocation of income among tax jurisdictions. In July 2006, the Financial Accounting Standards Board (“FASB”) issued guidance which clarifies the accounting for income taxes in the financial statements by prescribing a minimum probability recognition threshold and measurement process for recording uncertain tax positions taken or expected to be taken in a tax return. This guidance requires that the Company determine whether a tax position is more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are at least more likely than not of being sustained upon audit, the Company recognizes the largest amount of the benefit that is more likely than not of being sustained. See Note 11—Income Taxes for further information.

Foreign Currency Translation—The financial statements of the Company’s foreign operations are translated into U.S. Dollars. Assets and liabilities are translated at fiscal year-end exchange rates while income and expense accounts are translated at the average rates in effect during the year. Equity accounts are translated at historical exchange rates. Resulting translation adjustments are accumulated as a component of “Accumulated other comprehensive income (loss), net of tax” in the Company’s Consolidated Balance Sheets. Foreign currency gains and losses resulting from transactions denominated in foreign currencies, including intercompany transactions, except for intercompany loans of a long-term investment nature, are included in results of operations. These foreign currency transaction losses (gains) were approximately $(1.4) million, $0.9 million and $5.1 million, for Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively.

Comprehensive Income—Comprehensive income represents a measure of all changes in shareholders’ equity except for changes resulting from transactions with shareholders in their capacity as shareholders. The Company’s total comprehensive income consists of net income (loss), foreign currency translation adjustments, reclassification of foreign currency translation adjustments into net income and adjustments for derivative instruments accounted for as cash flow hedges. Amounts included in “Comprehensive income” are recorded net of income taxes.

Derivative Financial Instruments—The Company recognizes the fair value of derivative financial instruments in the Consolidated Balance Sheets. Gain and losses related to a hedge that result from changes in the fair value of the hedge are either recognized in income to offset the gain or loss on the hedged item, or deferred and reported as a component of “Accumulated other comprehensive income (loss), net of tax” in the Consolidated Balance Sheets and subsequently recognized in income when the hedged item affects net income. The ineffective portion of the change in fair value of a hedge is recognized in income immediately.

Fair Value Measurements—ASC 820, Fair Value Measurement Disclosures defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Disclosures of the fair value of certain financial instruments are required, whether or not recognized in the Consolidated Balance Sheets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. There is a three-level valuation hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability.

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table summarizes the Company’s liability measured at fair value on a recurring basis segregated among the appropriate levels within the fair value hierarchy (in thousands):

		Fair Value Measurements at January 28, 2012 Using
	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Liabilities) (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap	$(2,159)	$—	$(2,159)	$—

On September 20, 2012, the Company terminated the interest rate swap entered into on July 28, 2010 (the “Swap”) and settled the contract at the fair value of the liability as of September 20, 2012. At January 28, 2012, the fair value of the Swap represented the estimated amount the Company would receive or pay to terminate this contract at the reporting date based upon pricing or valuation models applied to current market information. The Swap was valued using the market standard methodology of netting the discounted future fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts were based on an expectation of future interest rates derived from observed market interest rate curves. The Swap was collateralized by cash and thus the Company did not make any credit-related valuation adjustments. The Company mitigates derivative credit risk by transacting with highly rated counterparties. The Company does not enter into derivative financial instruments for trading or speculative purposes. See Note 6—Derivatives and Hedging Activities for further information.

Non-Financial Assets Measured at Fair Value on a Non-Recurring Basis

The Company’s non-financial assets, which include goodwill, intangible assets, and long-lived tangible assets, are not adjusted to fair value on a recurring basis. Fair value measures of non-financial assets are primarily used in the impairment analysis of these assets. Any resulting asset impairment would require that the non-financial asset be recorded at its fair value. The Company reviews goodwill and indefinite-lived intangible assets for impairment annually, during the fourth quarter of each fiscal year, or as circumstances indicate the possibility of impairment. The Company monitors the carrying value of definite-lived intangible assets and long-lived tangible assets for impairment whenever events or changes in circumstances indicate its carrying amount may not be recoverable. There was no impairment of the Company’s non-financial assets during Fiscal 2012 and Fiscal 2011.

Financial Instruments Not Measured at Fair Value

The Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, current liabilities, short-term debt, long-term debt, and the revolving credit facility. Cash and cash equivalents, restricted cash, accounts receivable, short-term debt and current liabilities approximate fair market value due to the relatively short maturity of these financial instruments.

The Company considers all investments with a maturity of three months or less when acquired to be cash equivalents. The Company’s cash equivalent instruments are valued using quoted market prices and are primarily U.S. Treasury securities. The estimated fair value of the Company’s long-term debt was approximately $2.37 billion at February 2, 2013, compared to a carrying value of $2.33 billion at that date. The estimated fair value of the Company’s long-term debt was approximately $2.00 billion at January 28, 2012, compared to a carrying value of $2.35 billion at that date. For publicly-traded debt, the fair value (estimated market value) is based on market prices. For other debt, fair value is estimated based on quoted prices for similar instruments.

Recent Accounting Pronouncements—In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (“GAAP”) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account instead of directly to income or expense in the same reporting period. The amendments are effective prospectively for interim and annual periods beginning after December 15, 2012. The Company does not expect adoption of ASU 2013-02 will have a material impact on the Company’s financial position, results of operations or cash flows.

In July 2012, the FASB issued ASU 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment, which permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount. If an entity can support the conclusion that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the entity is not required to take further action. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 and early adoption is permitted. The Company does not expect adoption of ASU 2012-02 will have a material impact on the Company’s financial position, results of operations or cash flows.

In September 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment, which permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity can support the conclusion that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it would not need to perform the two-step impairment test for that reporting unit. The amendments in this ASU are effective for interim and annual fiscal periods beginning after December 15, 2011 and early adoption is permitted. The Company adopted this guidance in the first quarter of fiscal 2012 and it did not have any impact on the Company’s financial position, results of operations or cash flows.

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which requires the presentation of the components of other comprehensive income with the components of net income in either a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of equity. This guidance was amended in December 2011 when the FASB issued ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which defers the presentation on the face of the financial statements of the effects of reclassification adjustments out of accumulated other comprehensive income on the components of net income and other comprehensive income. The Company adopted this guidance in the first quarter of fiscal 2012 and it did not have any impact on the Company’s financial position, results of operations or cash flows.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRSs”), to provide a consistent definition of fair value and ensure that fair value measurements and disclosure requirements are similar between U.S. GAAP and IFRSs. This guidance changes certain fair value measurement principles and enhances the disclosure requirements for fair value measurements including the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position but for which the fair value is required to be disclosed (e.g., a financial instrument that is measured at amortized cost in the statement of financial position but for which fair value is disclosed, such as debt). The Company adopted this guidance in the first quarter of fiscal 2012 and it did not have any impact on the Company’s financial position, results of operations or cash flows.

There are no recently issued accounting standards that are expected to have a material effect on the Company’s financial condition, results of operations or cash flows.

3.	IMPAIRMENT CHARGES

The Company recorded non-cash impairment charges for the fiscal years ended February 2, 2013, January 28, 2012 and January 29, 2011 as follows (in thousands):

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Franchise agreements	$—	$—	$12,262
Investment in Claire’s Nippon	—	—	6,030

Total impairment charges	$—	$—	$18,292

The Company’s principal indefinite-lived intangible assets, other than goodwill, include tradenames and lease rights which are not subject to amortization. Goodwill and other indefinite-lived intangible assets are tested for impairment annually or more frequently when events or circumstances indicate that the carrying value of a reporting unit more likely than not exceeds its fair value. The Company performs annual impairment tests during the fourth quarter of its fiscal year.

The Company’s principal definite-lived intangible assets include franchise agreements and lease rights which are subject to amortization and leases that existed at date of acquisition with terms that were favorable to market at that date. Definite-lived intangible assets are tested for impairment when events or circumstances indicate that the carrying value of the asset may not be recoverable.

The deterioration in the financial and housing markets and resulting effect on consumer confidence and discretionary spending that occurred during Fiscal 2011 and Fiscal 2010 had a significant impact on the retail industry. The Company tests assets for impairment annually as of the first day of the fourth quarter of its fiscal year. On the first day of the fourth quarter of Fiscal 2012, Fiscal 2011 and Fiscal 2010, the Company considered the impact the economic conditions had on its business as an indicator under ASC Topic 350, Intangibles—Goodwill and Other , that a reduction in its goodwill fair value may have occurred. In accordance with ASU 2011-08, Intangibles—Goodwill and Other (Topic 350) , the Company has the option of performing a qualitative assessment before calculating the fair value of its reporting units or bypassing the qualitative assessment for any reporting unit for any period and proceeding directly to the first step of the two-step goodwill impairment test. The Company opted to proceed directly to the first step of the two-step goodwill impairment testing process defined in ASC Topic 350. The first step in this process compares the fair value of the reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the impairment. In the second step, the fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit to determine an implied goodwill value. This allocation is similar to a purchase price allocation performed in purchase accounting. If the carrying amount of the reporting unit goodwill exceeds the implied goodwill value, an impairment loss should be recognized in an amount equal to that excess. The Company has two reporting units as defined under ASC Topic 350. These reporting units are its North America segment and its Europe segment.

The fair value of each reporting unit determined under step one of the goodwill impairment test was based on a three-fourths weighting of a discounted cash flow analysis using forward-looking projections of estimated future operating results and a one-fourth weighting of a guideline company methodology under the market approach using revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiples. Management’s determination of the fair value of each reporting unit incorporates multiple assumptions, including future business growth, earnings projections and the weighted average cost of capital used for purposes of discounting. Decreases in business growth, decreases in earnings projections and increases in the weighted average cost of capital will all cause the fair value of the reporting unit to decrease.

Based on this testing under step one, no impairment charge was recognized during Fiscal 2012, Fiscal 2011 and Fiscal 2010.

The Company also performed similar impairment testing on its other indefinite lived intangible assets during the fourth quarter of Fiscal 2012, Fiscal 2011 and Fiscal 2010. The Company estimates the fair value of these intangible assets primarily utilizing a discounted cash flow model. The forecasted cash flows used in the model contain inherent uncertainties, including significant estimates and assumptions related to growth rates, margins and cost of capital. Changes in any of the assumptions utilized could affect the fair value of the intangible assets and result in an impairment triggering event. No impairment charge was recognized in Fiscal 2012, Fiscal 2011 and Fiscal 2010.

During the fourth quarter of Fiscal 2010, management performed a strategic review of its franchise business. The franchisees’ continued inability to meet store development expectations prompted the Company to reevaluate its franchise development strategy and to perform a valuation of the franchise agreements, which are definite-lived intangible assets. The Company utilized a discounted cash flow model and determined the franchise agreements intangible assets were impaired. This resulted in the Company recording a non-cash impairment charge of $12.3 million in Fiscal 2010, which was included in “Impairment of assets” on the Company’s Consolidated Statements of Operations and Comprehensive Income. No impairment charge was recognized for Fiscal 2012 and Fiscal 2011.

In accordance with ASC Subtopic 323-10, Investments—Equity Method and Joint Ventures, the Company is required to perform an assessment of overall other than temporary decrease in investment value when events or circumstances indicate that the carrying value may not be recoverable. The fair value of Claire’s Nippon is based on a discounted cash flow analysis of estimated future operating results. A decrease in business growth, decrease in earnings projections or increase in the discount factor will cause the fair value to decrease. The 2010 precipitous decline in sales, lower margin rates due to markdowns on slow-moving merchandise, and difficulty in cost reduction efforts, coupled with an inability to generate positive cash flow to pay royalties or dividends since inception, prompted the Company to perform a valuation of Claire’s Nippon. Because the expected future cash flows were less than the net carrying value of the investment in Claire’s Nippon, during Fiscal 2010, a non-cash impairment charge of $6.0 million was recognized for the excess of the net carrying value of the investment over the estimated fair value of $0.6 million.

The Company accounts for long-lived tangible assets under ASC Topic 360, Property, Plant, and Equipment. Assessment for possible impairment is based on the Company’s ability to recover the carrying value of the long-lived asset from the expected undiscounted future operating cash flows or management’s determination that the long-lived asset has limited future use. If the expected undiscounted future cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value. Fair value is measured based on a projected discounted cash flow model using a discount rate that is commensurate with the risk inherent in the business. During Fiscal 2012, Fiscal 2011, and Fiscal 2010, no impairment charges were recognized with regards to long-lived assets.

4.	GOODWILL AND OTHER INTANGIBLE ASSETS

In connection with the Transactions, the Company recorded goodwill and other intangible assets at date of acquisition. The Company’s indefinite-lived intangible assets include tradenames and territory rights which are not subject to amortization. The Company’s principal definite-lived intangible assets include lease rights, franchise agreements and leases that existed at date of acquisition with terms that were favorable to market at that date.

The changes in the carrying amount of goodwill during Fiscal 2012 and Fiscal 2011 by reporting unit are as follows (in thousands):

	North America	Europe	Total
Balance as of February 2, 2013 and January 28, 2012:
Goodwill	$1,415,651	$431,405	$1,847,056
Accumulated impairment losses	(180,000)	(117,000)	(297,000)

	$1,235,651	$314,405	$1,550,056

The carrying amount and accumulated amortization of identifiable intangible assets at February 2, 2013 and January 28, 2012 were (in thousands):

		February 2, 2013		January 28, 2012
	Estimated Life in Years	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets subject to amortization:
Lease rights (1)	Lease terms ranging from 4.5 to 16.5	$85,125	$(10,758)	$79,261	$(8,216)
Franchise agreements	4 to 9	40,738	(19,813)	40,738	(16,678)
Favorable lease obligations	10	30,815	(26,690)	30,791	(24,079)
Other	5	718	(411)	545	(297)

Total intangible assets subject to amortization		157,396	(57,672)	151,335	(49,270)
Indefinite-lived intangible assets:
Indefinite-lived tradenames		$447,109	$—	$447,103	$—
Indefinite-lived territory rights		600	—	600	—

Total indefinite-lived intangible assets		447,709	—	447,703	—

Total intangible assets		$605,105	$(57,672)	$599,038	$(49,270)

(1)	Amounts include lease rights not currently subject to amortization of $53,998 and $50,985 as of February 2, 2013 and January 28, 2012, respectively.

For Fiscal 2012, Fiscal 2011 and Fiscal 2010, amortization expense of $8.4 million, $10.8 million and $10.9 million, respectively, was recognized by the Company. As discussed in Note 3—Impairment Charges, the Company recognized impairment charges related to intangible assets of $12.3 million in Fiscal 2010. There were no such impairment charges for intangible assets in Fiscal 2012 and Fiscal 2011.

Intangible Asset Acquisitions (in 000’s)	Amortizable	Weighted Average Amortization Period for Amortizable Intangible Asset Acquisitions
Lease rights:
Fiscal 2012	$2,276	9.3
Fiscal 2011	1,855	9.9
Fiscal 2010	978	9.9
Other:
Fiscal 2012	173	5.0
Fiscal 2011	46	5.0
Fiscal 2010	126	5.0

The weighted average amortization period of amortizable intangible assets acquired in Fiscal 2012 was 9.0 years.

The remaining net amortization as of February 2, 2013 of identifiable intangible assets with finite lives by year is as follows (in thousands):

Fiscal Year	Amortization
2013	$7,982
2014	7,351
2015	6,374
2016	5,604
2017	5,190
2018 and thereafter	13,225

Total	$45,726

5.	DEBT

Debt as of February 2, 2013 and January 28, 2012 included the following components (in thousands):

	February 2, 2013	January 28, 2012
Long-term debt:
Senior secured term loan facility due 2014	$—	$1,154,310
Senior fixed rate notes due 2015	220,270	220,270
Senior toggle notes due 2015	302,190	302,190
Senior subordinated notes due 2017	215,880	222,755
Senior secured first lien notes due 2019 (1)	1,141,294	—
Senior secured second lien notes due 2019	450,000	450,000

Long-term debt	$2,329,634	$2,349,525

Obligation under capital lease	$17,232	$17,290

(1)	Amount includes unamortized premium of $16,294 as of February 2, 2013.

As of February 2, 2013, the Company’s total debt maturities are as follows for each of the following fiscal years (in thousands):

	Capital Leases	Debt
2013	$2,266	$—
2014	2,311	—
2015	2,357	522,460
2016	2,404	—
2017	2,453	215,880
Thereafter	32,774	1,575,000

Total	44,565	$2,313,340

Imputed interest	(27,279)

Present value of minimum capital lease principal payments	17,286
Current portion	54

Long-term capital lease obligation	$17,232

The Company’s interest expense, net for Fiscal 2012, Fiscal 2011 and Fiscal 2010 included the following components (in thousands):

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Term loan facility	$17,644	$38,226	$53,255
Revolving credit facility	935	1,576	6,110
Senior fixed rate notes	20,663	20,663	22,605
Senior toggle notes	29,493	32,166	35,708
Senior subordinated notes	23,298	23,526	25,517
Senior secured first lien notes	62,504	—	—
Senior secured second lien notes	40,716	36,120	—
Note payable to bank	—	5,535	85
Capital lease obligation	2,203	2,151	1,232
Amortization of deferred debt issue costs	9,761	12,975	9,894
Accretion of debt premium	(831)	—	—
Other interest expense	99	98	57
Interest income	(198)	(467)	(81)

Interest expense, net	$206,287	$172,569	$154,382

Accrued interest payable as of February 2, 2013 and January 28, 2012 consisted of the following components (in thousands):

	February 2, 2013	January 28, 2012
Term loan facility	$—	$4,409
Revolving credit facility	75	93
Senior fixed rate notes	3,582	3,303
Senior toggle notes	5,114	4,714
Senior subordinated notes	4,045	3,782
Senior secured first lien notes	39,220	—
Senior secured second lien notes	15,470	14,922

Total accrued interest payable	$67,506	$31,223

LONG-TERM DEBT

Credit Facility

The Former Credit Facility was with a syndication of lenders and consisted of a $1.45 billion senior secured Former Term Loan and a $200.0 million senior secured Former Revolver. The Former Credit Facility contained customary provisions relating to mandatory prepayments, voluntary prepayments, affirmative covenants, negative covenants, and events of default. At the consummation of the Merger, the Company drew the full amount of the Former Term Loan and was issued a $4.5 million letter of credit. The letter of credit was subsequently increased to $6.0 million and later reduced to $4.8 million.

During Fiscal 2012, we issued $1,125.0 million aggregate principal amount of the 9.0% Senior Secured First Lien Notes that mature on March 15, 2019 and received net proceeds of $1,142.1 million. We used the net proceeds from the note offerings, together with cash on hand, to repay $1,154.3 million of indebtedness under the Former Term Loan and to terminate the Former Credit Facility.

On September 20, 2012, the Company entered into an Amended and Restated Credit Agreement by and among Claire’s Stores, Inc., the Company, Credit Suisse AG, as Administrative Agent, and the other Lenders named therein (the “Credit Facility”), pursuant to which the Company replaced its existing $200.0 million senior secured Former Revolver maturing May 29, 2013 with a $115.0 million five-year senior secured revolving credit facility.

Borrowings under the Credit Facility will bear interest at a rate equal to, at the Company’s option, either (a) an alternate base rate determined by reference to the higher of (1) the prime rate in effect on such day, (2) the federal funds effective rate plus 0.50% and (3) the one-month LIBOR rate plus 1.00%, or (b) a LIBOR rate with respect to any Eurodollar borrowing, determined by reference to the costs of funds for U.S. dollar deposits in the London Interbank Market for the interest period relevant to such borrowing, adjusted for certain additional costs, in each case plus an applicable margin of 4.50% for LIBOR rate loans and 3.50% for alternate base rate loans. The Company will also pay a facility fee of 0.50% per annum of the committed amount of the Credit Facility whether or not utilized.

Claire’s Stores, Inc. is the borrower under the Credit Facility, and all obligations under the Credit Facility are unconditionally guaranteed by the Company and Claire’s Stores, Inc.’s existing and future direct or indirect wholly-owned domestic subsidiaries, subject to certain exceptions.

All obligations under the Credit Facility, and the guarantees of those obligations, are secured, subject to certain exceptions and permitted liens, by a first priority lien on substantially all of the Company’s material owned assets those of Claire’s Stores, Inc. and all subsidiary guarantors, limited in the case of equity interests held by the Company or any subsidiary guarantor in a foreign subsidiary, to 100% of the non-voting equity interests and 65% of the voting equity interests of such foreign subsidiary held directly by the Company, Claire’s Stores, Inc. or a subsidiary guarantor. The liens securing the Credit Facility rank equally to the liens securing the 9.0% Senior Secured First Lien Notes.

The Credit Facility contains customary provisions relating to mandatory prepayments, voluntary payments, affirmative and negative covenants, and events of default; however, it does not contain any covenants that require the Company to maintain any particular financial ratio or other measure of financial performance except that so long as the revolving loans and letters of credit outstanding exceed $15 million, the Company will be required to comply with a maximum Total Net Secured Leverage Ratio of 5.5 to 1.0 based upon the ratio of its net senior first lien secured debt to adjusted earnings before interest, taxes, depreciation and amortization for the period of four consecutive fiscal quarters most recently ended.

The Company must also pay customary letter of credit fees and agency fees. At February 2, 2013, there was no amount outstanding under the Credit Facility. At January 28, 2012, the weighted average interest rate for borrowings outstanding under the Former Credit Facility was 3.07%.

The Credit Facility does not contain any covenants that require the Company to maintain any particular financial ratio or other measure of financial performance; however, it does contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit Company’s restricted subsidiaries’ ability to, among other things:

•	incur additional indebtedness or issue certain preferred shares;

•	pay dividends on, repurchase or make distributions in respect of our capital stock or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create liens;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and

•	enter into certain transactions with our affiliates.

A breach of any of these covenants could result in an event of default. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding under the Credit Facility to be immediately due and payable and terminate all commitments to extend further credit. Such actions by those lenders could cause cross defaults under the Company’s other indebtedness. If the Company were unable to repay those amounts, the lenders under the Credit Facility could proceed against the collateral granted to them to secure that indebtedness.

Senior Notes

In connection with the Transactions, Claire’s Stores, Inc. issued $600 million of senior notes in two series:

1)	$250.0 million of 9.25% Senior Notes due 2015 (the “Senior Fixed Rate Notes”), and

2)	$350.0 million of 9.625%/10.375% Senior Toggle Notes due 2015 (the “Senior Toggle Notes” and together with the Senior Fixed Rate Notes, the “Senior Notes”)

The Senior Fixed Rate Notes are unsecured obligations of the Company and mature on June 1, 2015. Interest is payable semi-annually at 9.25% per annum, which commenced on December 1, 2007.

The Senior Toggle Notes are unsecured obligations of the Company and mature on June 1, 2015. Interest is payable semi-annually commencing on December 1, 2007. For any interest period through June 1, 2011, the Company may, at its option, elect to pay interest on the Senior Toggle Notes (i) entirely in cash (“Cash Interest”), (ii) entirely by increasing the principal amount of the outstanding Senior Toggle Notes or by issuing PIK Notes (“PIK Interest”) or (iii) 50% as Cash Interest and 50% of PIK Interest.

Cash Interest on the Senior Toggle Notes accrues at 9.625% per annum and is payable in cash. PIK Interest on the Senior Toggle Notes accrues at the Cash Interest Rate per annum plus 0.75% and increases the amount outstanding of the Senior Toggle Notes.

The Company elected to pay interest in kind on its Senior Toggle Notes for the interest periods beginning June 2, 2008 through June 1, 2011. This election, net of reductions for note repurchases, increased the principal amount on the Senior Toggle Notes by $109.5 million as of February 2, 2013 and January 28, 2012, respectively. The accrued payment in kind interest is included in “Long-term debt” in the Consolidated Balance Sheets. Effective June 2, 2011, the Company began accruing cash interest.

Each of the Company’s wholly-owned domestic subsidiaries that guarantee indebtedness under the Credit Facility jointly and severally irrevocably and unconditionally guarantee on a senior basis the performance and punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all obligations of the Company under the Senior Notes, expenses, indemnification or otherwise. These guarantees are full and unconditional as defined in Rule 3-10(h)(2) of Regulation S-X.

The Company may redeem the Senior Notes at its option, subject to certain notice provisions at the following redemption prices (expressed as percentage of principal amount), plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period commencing on June 1 of the years set forth below:

Period	Senior Fixed Rate Notes	Senior Toggle Notes
2012	102.313%	102.406%
2013 and thereafter	100.000%	100.000%

Upon the occurrence of a change of control, each holder of the Senior Notes has the right to require the Company to repurchase all or any part of such holder’s Senior Notes, at a price in cash equal to 101% of the principal amount of the Senior Notes redeemed plus accrued and unpaid interest, if any.

Senior Subordinated Notes

In connection with the Transactions, Claire’s Stores, Inc. issued $335.0 million of Senior Subordinated Notes. The Senior Subordinated Notes are senior subordinated obligations of the Company and will mature on June 1, 2017. Interest is payable semi-annually at 10.50% per annum, which commenced on December 1, 2007.

Each of the Company’s wholly-owned domestic subsidiaries that guarantee indebtedness under the Credit Facility jointly and severally irrevocably and unconditionally guarantee on a senior subordinated basis the performance and punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all obligations of the Company under the Senior Subordinated Notes, expenses, indemnification or otherwise. These guarantees are full and unconditional as defined in Rule 3-10(h)(2) of Regulation S-X.

The Company may redeem the Senior Subordinated Notes at its option, subject to certain notice provisions, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period commencing on June 1 of the years set forth below:

Period	Redemption Price
2012	105.25%
2013	103.50%
2014	101.75%
2015 and thereafter	100.00%

Upon the occurrence of a change of control, each holder of the Senior Subordinated Notes has the right to require the Company to repurchase all or any part of such holder’s Senior Subordinated Notes, at a price in cash equal to 101% of the principal amount of the Senior Subordinated Notes redeemed plus accrued and unpaid interest, if any.

During Fiscal 2012, Fiscal 2011 and Fiscal 2010, the Company purchased, in open market transactions, $6.9 million, $7.1 million and $29.8 million aggregate principal amount of Senior Subordinated Notes issued by

Claire’s Stores, Inc. For accounting purposes, these purchased Senior Subordinated Notes were constructively retired at the time of purchase and we recognized gains of $0.8 million, $1.0 million and $3.5 million, respectively.

Senior Secured Second Lien Notes

On March 4, 2011, Claire’s Stores, Inc. issued $450.0 million aggregate principal amount of 8.875% senior secured second lien notes that mature on March 15, 2019 (the “Senior Secured Second Lien Notes”). Interest on the Senior Secured Second Lien Notes is payable semi-annually to holders of record at the close of business on March 1 or September 1 immediately preceding the interest payment date on March 15 and September 15 of each year, commencing on September 15, 2011.

The Senior Secured Second Lien Notes are guaranteed on a second-priority senior secured basis by all of Claire’s Stores, Inc.’s existing and future direct or indirect wholly-owned domestic subsidiaries that guarantee the Credit Facility. These guarantees are full and unconditional as defined in Rule 3-10(h)(2) of Regulation S-X. The Senior Secured Second Lien Notes and related guarantees are secured by a second-priority lien on substantially all of the assets that secure Claire’s Stores, Inc. and its subsidiary guarantors’ obligations under the Credit Facility. The Company used the net proceeds of the offering of the Senior Secured Second Lien Notes to reduce the entire $194.0 million outstanding under the Former Revolver (without terminating the commitment) and $244.9 million indebtedness under the Former Term Loan.

On or after March 15, 2015, the Company may redeem the Senior Secured Second Lien Notes at its option, subject to certain notice provisions, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period commencing on March 15 of the years set forth below:

Period	Redemption Price
2015	104.438%
2016	102.219%
2017 and thereafter	100.000%

In addition, prior to March 15, 2014, the Company may redeem in the aggregate up to 35% of the original aggregate principal amount of the Senior Secured Second Lien Notes with the net cash proceeds of certain equity offerings at a redemption price of 108.875%, plus accrued unpaid interest. The Company may also redeem Senior Secured Second Lien Notes prior to March 15, 2015, subject to certain notice periods, at a price equal to 100% of the principal amount of the Senior Secured Second Lien Notes redeemed plus an applicable premium and accrued and unpaid interest, if any.

9.0% Senior Secured First Lien Notes

On February 28, 2012, Claire’s Stores, Inc. issued $400.0 million aggregate principal amount of 9.00% senior secured first lien notes that mature on March 15, 2019 (the “9.0% Senior Secured First Lien Notes”). The notes were issued at a price equal to 100.00% of the principal amount. On March 12, 2012, Claire’s Store, Inc. issued an additional $100.0 million aggregate principal amount of the same series of 9.0% Senior Secured First Lien Notes at a price equal to 101.50% of the principal amount. On September 20, 2012, Claire’s Stores, Inc. issued an additional $625.0 million aggregate principal amount of the same series of 9.0% Senior Secured First Lien Notes at a price equal to 102.50% of the principal amount. Interest on the 9.0% Senior Secured First Lien Notes is payable semi-annually to holders of record at the close of business on March 1 or September 1 immediately preceding the interest payment date on March 15 and September 15 of each year, commencing on September 15, 2012.

The 9.0% Senior Secured First Lien Notes are guaranteed on a first-priority senior secured basis by all of the Company’s existing and future direct or indirect wholly-owned domestic subsidiaries. These guarantees are full and unconditional as defined in Rule 3-10(h)(2) of Regulation S-X. The 9.0% Senior Secured First Lien Notes and related guarantees are secured, subject to certain exceptions and permitted liens, by a first priority lien on substantially all of the Company’s material owned assets and the material owned assets of subsidiary guarantors, limited in the case of equity interests held by the Company or any subsidiary guarantor in a foreign subsidiary, to 100% of the non-voting equity interests and 65% of the voting equity interests of such foreign subsidiary held directly by the Company or a subsidiary guarantor. The liens securing the 9.0% Senior Secured First Lien Notes rank equally to the liens securing the Credit Facility. The 9.0% Senior Secured First Lien Notes are subject to customary covenants, (described below), and events of default. The Company used the proceeds of the offerings of the 9.0% Senior Secured First Lien Notes to reduce $1,154.3 million of indebtedness under the Former Term Loan, and to pay $28.0 million in financing costs which have been recorded as Deferred Financing Costs, Net in the accompanying Consolidated Balance Sheets.

On or after March 15, 2015, the Company may redeem the 9.0% Senior Secured First Lien Notes at its option, subject to certain notice provisions, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period commencing on March 15 of the years set forth below:

Period	Redemption Price
2015	106.750%
2016	104.500%
2017	102.250%
2018 and thereafter	100.000%

In addition, prior to March 15, 2015, the Company may redeem in the aggregate up to 35% of the original aggregate principal amount of the 9.0% Senior Secured First Lien Notes with the net cash proceeds of certain equity offerings at a redemption price of 109.000%, plus accrued unpaid interest. The Company may also redeem 9.0% Senior Secured First Lien Notes prior to March 15, 2015, subject to certain notice periods, at a price equal to 100% of the principal amount of the 9.0% Senior Secured First Lien Notes redeemed plus an applicable premium and accrued and unpaid interest, if any.

Note Covenants

The Senior Fixed Rate Notes, Senior Toggle Notes, Senior Subordinated Notes, Senior Secured Second Lien Notes and 9.0% Senior Secured First Lien Notes (collectively, the “Notes”) contain certain covenants that, among other things, and subject to certain exceptions and other basket amounts, restrict the ability of the Company and its subsidiaries to:

•	incur additional indebtedness;

•	pay dividends or distributions on its capital stock, repurchase or retire its capital stock and redeem, repurchase or defease any subordinated indebtedness;

•	make certain investments;

•	create or incur certain liens;

•	create restrictions on the payment of dividends or other distributions to us from the Company’s subsidiaries;

•	transfer or sell assets;

•	engage in certain transactions with its affiliates; and

•	merge or consolidate with other companies or transfer all or substantially all of its assets.

Certain of these covenants, such as limitations on the Company’s ability to make certain payments such as dividends, or incur debt, will no longer apply if the Notes have investment grade ratings from both of the rating agencies of Moody’s Investor Services, Inc. (“Moody’s”) and Standard & Poor’s Ratings Group (“S&P”) and no event of default has occurred. Since the date of issuance of the Notes, the Notes have not received investment grade ratings from Moody’s or S&P. Accordingly, all of the covenants under the Notes currently apply to the Company. None of these covenants, however, require the Company to maintain any particular financial ratio or other measure of financial performance. As of February 2, 2013, the Company was in compliance with the covenants under its Notes.

Europe Credit Facilities

The Company’s non-U.S. subsidiaries have bank credit facilities totaling approximately $2.5 million. The facilities are used for working capital requirements, letters of credit and various guarantees. These credit facilities have been arranged in accordance with customary lending practices in the respective country of operation. As of February 2, 2013, the entire amount of $2.5 million was available for borrowing by the Company, subject to a reduction of $2.2 million for outstanding bank guarantees.

Note Repurchases and Gain (Loss) in Early Debt Extinguishment

During Fiscal 2012, we recognized a $9.7 million loss on early debt extinguishment attributed to the write-off of unamortized debt issuance costs associated with the early repayment of $1,154.3 million of indebtedness under our Former Credit Facility and replacement of our Former Revolver. In addition, we recognized $0.8 million gain on a repurchase of notes.

The following is a summary of our note repurchase activity during Fiscal 2012, Fiscal 2011 and Fiscal 2010 (in thousands):

	Fiscal 2012
Notes Repurchased	Principal Amount	Repurchase Price	Recognized Gain (1)
Senior Subordinated Notes	$6,875	$5,990	$755

(1)	Net of deferred issuance cost write-offs of $130 for the Senior Subordinated Notes.

	Fiscal 2011
Notes Repurchased	Principal Amount	Repurchase Price	Recognized Gain (1)
Senior Fixed Rate Notes	$15,730	$15,213	$260
Senior Toggle Notes	66,675	60,481	5,767
Senior Subordinated Notes	7,107	5,904	1,031

	$89,512	$81,598	$7,058

(1)	Net of deferred issuance cost write-offs of $257 for the Senior Fixed Rate Notes, $796 for the Senior Toggle Notes, and $172 for the Senior Subordinated Notes, and accrued interest write-off of $369 for the Senior Toggle Notes.

	Fiscal 2010
Notes Repurchased	Principal Amount	Repurchase Price	Recognized Gain (1)
Senior Fixed Rate Notes	$14,000	$12,268	$1,467
Senior Toggle Notes	29,226	25,228	4,260
Senior Subordinated Notes	52,375	43,139	7,856

	$95,601	$80,635	$13,583

(1)	Net of deferred issuance cost write-offs of $265 for the Senior Fixed Rate Notes, $518 for the Senior Toggle Notes and $1,380 for the Senior Subordinated Notes, and accrued interest write-off of $780 for the Senior Toggle Notes.

6.	DERIVATIVES AND HEDGING ACTIVITIES

The Company formally designates and documents the financial instrument as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transaction. The Company formally assesses both at inception and at least quarterly thereafter, whether the financial instruments that are used in hedging transactions are effective at offsetting changes in cash flows of the related underlying exposure. The Company measures the effectiveness of its cash flow hedges by evaluating the following criteria: (i) the re-pricing dates of the derivative instrument match those of the debt obligation; (ii) the interest rates of the derivative instrument and the debt obligation are based on the same interest rate index and tenor; (iii) the variable interest rate of the derivative instrument does not contain a floor or cap, or other provisions that cause a basis difference with the debt obligation; and (iv) the likelihood of the counterparty not defaulting is assessed as being probable.

The Company primarily employs derivative financial instruments to manage its exposure to interest rate changes and to limit the volatility and impact of interest rate changes on earnings and cash flows. The Company does not enter into derivative financial instruments for trading or speculative purposes. The Company faces credit risk if the counterparties to the financial instruments are unable to perform their obligations. However, the Company seeks to mitigate derivative credit risk by entering into transactions with counterparties that are significant and creditworthy financial institutions. The Company monitors the credit ratings of the counterparties.

For derivatives that qualify as cash flow hedges, the Company reports the effective portion of the change in fair value as a component of “Accumulated other comprehensive income (loss), net of tax” in the Consolidated Balance Sheets and reclassifies it into earnings in the same periods in which the hedged item affects earnings, and within the same income statement line item as the impact of the hedged item. The ineffective portion of the change in fair value of a cash flow hedge is recognized in income immediately. No ineffective portion was recorded to earnings during Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively, and all components of the derivative gain or loss were included in the assessment of hedge effectiveness. For derivative financial instruments which do not qualify as cash flow hedges, any changes in fair value would be recorded in the Consolidated Statements of Operations and Comprehensive Income.

The Company may at its discretion change the designation of any such hedging instrument agreements prior to maturity. At that time, any gains or losses previously reported in accumulated other comprehensive income (loss) on termination would amortize into interest expense or interest income to correspond to the recognition of interest expense or interest income on the hedged debt. If such debt instrument was also terminated, the gain or loss associated with the terminated derivative included in accumulated other comprehensive income (loss) at the time of termination of the debt would be recognized in the Consolidated Statements of Operations and Comprehensive Income at that time.

On September 20, 2012, the Company terminated the Swap and settled the contract at the fair value of the liability as of September 20, 2012. As of January 28, 2012, the fair value of Swap represented the estimated amount the Company would receive or pay to terminate the contract at the reporting date based upon pricing or valuation models applied to current market information. The Swap was valued using the market standard methodology of netting the discounted future fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts were based on an expectation of future interest rates derived from observed market interest rate curves. The Swap was collateralized by cash and thus the Company did not make any credit-related valuation adjustments. The Company mitigates derivative credit risk by transacting with highly rated counterparties. The Company does not enter into derivative financial instruments for trading or speculative purposes.

The Company did not make any credit-related valuation adjustments to the Swap because it was previously collateralized by cash. The collateral requirement previously increased for declines in the three year LIBOR rate below 1.2235%. In connection with the termination of the Swap, the Company received a release of collateral in the amount of $4.1 million.

At January 28, 2012 the estimated fair value of the Swap was a liability of approximately $2.2 million, which was recorded in “Accrued expenses and other current liabilities” in the Consolidated Balance Sheets. See Note 2—Summary of Significant Accounting Policies for fair value measurement of the Swap.

The following tables provide a summary of the financial statement effect of the Company’s derivative financial instruments designated as interest rate cash flow hedges during Fiscal 2012, Fiscal 2011 and Fiscal 2010 (in thousands):

Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)
	Fiscal 2012	Fiscal 2011	Fiscal 2010
Interest Rate Swap	$375	$(993)	$7,587

Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) (1)
	Fiscal 2012 (2)	Fiscal 2011	Fiscal 2010
Interest expense, net	$(2,620)	$(1,839)	$(9,630)

(1)	Represents reclassification of amounts from accumulated other comprehensive income (loss) into earnings as interest expense is recognized on the Former Term Loan. No ineffectiveness is associated with the interest rate cash flow hedges.
(2)	Includes a reclassification amount of $1,784,000 from accumulated other comprehensive income (loss) into interest expense resulting from the termination of the Swap.

7.	COMMITMENTS AND CONTINGENCIES

Leases—The Company leases its retail stores, certain offices and warehouse space, and certain equipment under operating leases which expire at various dates through the year 2031 with options to renew certain of such leases for additional periods. Most lease agreements contain construction allowances and/or rent holidays. For purposes of recognizing landlord incentives and minimum rental expense on a straight-line basis over the terms of the leases, the Company uses the date of initial possession to begin amortization, which is generally when the Company enters the space and begins to make improvements in preparation of intended use. The lease agreements covering retail store space provide for minimum rentals and/or rentals based on a percentage of net sales. Rental expense for Fiscal 2012, Fiscal 2011 and Fiscal 2010 is set forth below (in thousands):

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Minimum store rentals	$217,777	$212,519	$199,304
Store rentals based on net sales	3,224	3,152	2,990
Other rental expense	9,312	11,352	11,751

Total rental expense	$230,313	$227,023	$214,045

Minimum aggregate rental commitments as of February 2, 2013 under non-cancelable operating leases are summarized by fiscal year as follows (in thousands):

2013	$214,625
2014	189,127
2015	164,990
2016	133,967
2017	101,249
Thereafter	274,705

Total	$1,078,663

Certain leases provide for payment of real estate taxes, insurance, and other operating expenses of the properties. In other leases, some of these costs are included in the basic contractual rental payments. In addition, certain leases contain escalation clauses resulting from the pass-through of increases in operating costs, property taxes, and the effect on costs from changes in price indexes.

ASC Topic 410, Asset Retirement and Environmental Obligations, requires the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made and that the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. The retirement obligation relates to costs associated with the retirement of leasehold improvements under store and warehouse leases, within the Europe segment. The Company had retirement obligations of $5.1 million and $4.1 million as of February 2, 2013 and January 28, 2012, respectively. These retirement obligations are classified as “Deferred rent expense” in the Company’s Consolidated Balance Sheets.

Legal—The Company is, from time to time, involved in litigation incidental to the conduct of its business, including personal injury litigation, litigation regarding merchandise sold, including product and safety concerns regarding heavy metal and chemical content in merchandise, litigation with respect to various employment matters, including litigation with present and former employees, wage and hour litigation and litigation regarding intellectual property rights.

The Company believes that current pending litigation will not have a material adverse effect on its consolidated financial position, results of operations or cash flows.

Employment Agreements—The Company has employment agreements with several members of senior management. The agreements, with terms ranging from approximately two to three years, provide for minimum salary levels, performance bonuses, and severance payments.

Other—Approximately 70% of the merchandise purchased by the Company in Fiscal 2012 was manufactured in China. Any event causing a sudden disruption of imports from China, or other foreign countries, could have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

8.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following summary sets forth the components of accumulated other comprehensive income (loss), net of tax for Fiscal 2012, Fiscal 2011 and Fiscal 2010 (in thousands, net of tax):

	Foreign Currency Translation	Derivative Instruments	Total
Balance as of January 30, 2010	$5,646	$(3,021)	$2,625
Foreign currency translation adjustment	10,416	—	10,416
Net gain (loss) on intra-entity foreign currency transactions, net of tax (benefit) of $(149)	(9,640)	—	(9,640)
Unrealized gain on interest rate swap, net of tax of $0	—	7,587	7,587
Reclassification of foreign currency translation adjustments into net income, net of tax of $0	(9,572)	—	(9,572)

Balance as of January 29, 2011	(3,150)	4,566	1,416
Foreign currency translation adjustment	(663)	—	(663)
Net gain (loss) on intra-entity foreign currency transactions, net of tax (benefit) of $(171)	(4,111)	—	(4,111)
Unrealized gain on interest rate swap, net of tax of $0	—	(993)	(993)

Balance as of January 28, 2012	(7,924)	3,573	(4,351)
Foreign currency translation adjustment	1,182	—	1,182
Net gain (loss) on intra-entity foreign currency transactions, net of tax (benefit) of $142	4,283	—	4,283
Unrealized gain on interest rate swap, net of tax of $0	—	375	375
Reclassification adjustment of unrealized loss on termination of interest rate swap into net income, net of tax of $0	—	1,784	1,784

Balance as of February 2, 2013	$(2,459)	$5,732	$3,273

There were no income tax effects on other comprehensive income (loss) related to unrealized losses on foreign currency translation adjustments in Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively.

9.	STOCK OPTIONS AND STOCK-BASED COMPENSATION

On June 29, 2007, the Board of Directors and stockholders of the Company adopted the Claire’s Inc. Stock Incentive Plan (the “Plan”). The Plan provides employees and directors of the Company, the Company and its subsidiaries, who are in a position to contribute to the long-term success of these entities, with shares or options to acquire shares in Claire’s Inc. to aid in attracting, retaining, and motivating individuals of outstanding ability.

The Plan was amended on July 23, 2007 and September 9, 2008 to increase the number of shares available for issuance to 6,860,000 and 8,200,000, respectively, and to provide for equity investments by employees and directors of the Company through the voluntary stock purchase program. As of February 2, 2013, 3,172,335 shares were available for future grants. The Board of Directors of the Company awarded certain employees and directors the opportunity to purchase common stock at a price of $10.00 per share, the estimated fair market value of the Company’s common stock. With each share purchased, the employee or director was granted a buy-one-get-one option, (the “BOGO Option”) to purchase an additional share at an exercise price of $10.00 per share.

The total stock-based compensation (benefit) expense recognized by the Company in Fiscal 2012, Fiscal 2011 and Fiscal 2010 was $(1.1) million, $(1.6) million and $5.0 million, respectively. During Fiscal 2012, the Company recorded a reversal of stock compensation expense of $3.2 million associated with forfeitures of stock options, including $1.7 million for our former executive officers. During Fiscal 2011, the Company recorded a reversal of stock compensation expense of $5.1 million associated with forfeitures of stock options, including $3.8 million for our former Chief Executive Officer. Related income tax expense (benefit) of approximately $0.4 million, $0.6 million and $(1.7) million were recognized in Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively. Stock-based compensation is recorded in “Selling, general and administrative” expenses in the Company’s Consolidated Statements of Operations and Comprehensive Income.

Performance Based Stock Option Exchange Offer

On June 15, 2012, the Company commenced an offer (the “Exchange Offer”) to exchange certain performance based stock options held by employees of the Company for new performance based stock options (the “New Options”) granted on a 1 for 2 basis. The Exchange Offer was completed on July 16, 2012. The New Options expire on July 16, 2019.

The New Options issued under the Exchange Offer provide for the following performance condition:

•	Vest in equal installments on the first two anniversaries after the first to occur of:

(i) the date of an initial public offering (“IPO”) at a price of at least $25 per share,

(ii) any date following an IPO when the average stock price over the preceding 30 consecutive trading days exceeds $25, or

(iii) any date before an IPO where more than 25% of the outstanding shares of the Company are sold for cash or marketable consideration having a value of at least $25 per share;

•	Vest immediately if, on or after the occurrence of an event described in (i), (ii) or (iii), but prior to the second anniversary thereof, there occurs a change of control of the Company.

The Exchange Offer resulted in $1.2 million in total incremental compensation cost that will be recognized when a performance condition occurs. The Exchange Offer affected approximately 125 employees.

Incentive Plan Modifications

On May 20, 2011, the Compensation Committee of the Company approved amendments to the Company’s Stock Incentive Plan (the “Incentive Plan”), the form of option grant letter and certain outstanding options (the “Outstanding Options”) held by various employees (collectively, the “Plan Amendments”).

The Plan Amendments (which apply to Outstanding Options and, unless otherwise specified at the time of grant, any future option grants under the amended Incentive Plan, and, where applicable, any shares held by employees) generally provide for the following:

•	Eliminated the holding period after vesting for Performance and Stretch Performance options;

•	Changed the definition of “Qualified IPO”;

•	Eliminated certain restrictions on transfer of shares in the event of a Qualified IPO;

•

Provided each optionee the right to satisfy the exercise price and any withholding tax obligation triggered by such exercise by any combination of cash and/or shares (including both previously owned shares and shares otherwise to be delivered upon exercise of the option); and

•	Added two additional vesting events applicable to Performance Options and to certain Stretch Performance Options if they occur prior to or concurrent with the end of the Company’s fiscal 2012 year.

The incremental compensation cost associated with the modifications to the Company’s Incentive Plan totaled $2.2 million, of which $0.2 million was initially recognized in the second fiscal quarter 2011 and $0.3 million in the third fiscal quarter 2011. The plan modification affected approximately 155 employees. During the fourth quarter of Fiscal 2011, the Company determined that the achievement of vesting events for the Performance Stock Options was not probable, and therefore, reversed the stock option expense that was previously recognized for these stock options.

BOGO Option Offer

On May 20, 2011, the Compensation Committee also approved an offer pursuant to the amended Incentive Plan to certain employees to purchase a specified number of shares of the common stock of the Company at a price per share of $10.00 (the “Offer”). For each share purchased, the employee received an option to purchase an additional share at $10.00 (a “BOGO Option”). The Offer was made available to employees who had not previously accepted similar offers from the Company. The Company granted 179,000 BOGO Options and recognized stock-based compensation expense of approximately $0.3 million in Fiscal 2011 related to these options.

During the period from May 29, 2007 through February 2, 2008, the Board of Directors of the Company approved the grant of a total of approximately 3,265,000 stock options under the Plan to certain employees of the Company. In addition, the Board approved approximately 1,850,000 stock options to certain senior executives. The stock options consist of a “Time Option” and “Performance Option” as those terms are defined in the standard form of the option grant letter. The stock options have an exercise price of $10.00 per share, the estimated fair market value of the underlying shares at the date of grant, and expire seven years after the date of grant. Time Options vest and become exercisable based on continued service to the Company. The Time Options vest in four equal annual installments, commencing one year from date of grant. Performance Options vest based on growth in the stock price between May 29, 2007 and specific quarterly measurement dates commencing with the last day of the eighth full fiscal quarter after May 29, 2007. Upon achievement of the performance target, the Performance Options vest and become exercisable in two equal annual installments on the first two anniversaries of the measurement date. During Fiscal 2012, Fiscal 2011 and Fiscal 2010, the Board of Directors approved the grant of approximately 3,025,164, 713,800 and 995,000, respectively, of similar stock options. The Company recognized stock-based compensation (benefit) expense of $(1.2) million, $(2.2) million and $4.2 million in Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively, related to Time and Performance Options .

During the period from May 29, 2007 through February 2, 2008, the Board of Directors also granted approximately 970,000 BOGO options which are immediately exercisable and expire in seven years. The period from May 29, 2007 through February 2, 2008 included options to purchase an aggregate of 312,500 BOGO options granted outside of the Plan to certain senior executive officers and directors. During Fiscal 2012, Fiscal 2011, and Fiscal 2010, the Board of Directors granted 55,000, 186,000 and 6,000, respectively, BOGO options. The Company recognized stock-based compensation expense of $197,000, $497,000 and $702,000 in Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively, related to these options.

The following is a summary of activity in the Company’s stock option plan from January 28, 2012 through February 2, 2013:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding as of January 28, 2012	6,343,756	$10.00
Options granted	3,080,164	$10.00
Options exercised	—	—
Options forfeited	(3,011,188)	$10.00
Options expired	(1,385,067)	$10.00

Outstanding as of February 2, 2013	5,027,665	$10.00	4.9

Options vested and expected to vest at February 2, 2013	4,495,783	$10.00	4.7

Exercisable at end of period	1,788,007	$10.00	2.3

The weighted average grant date fair value of options granted in Fiscal 2012, Fiscal 2011 and Fiscal 2010 was $1.61, $2.63 and $3.35, respectively.

As of February 2, 2013, there was $3.9 million of unrecognized stock-based compensation expense, net of estimated forfeitures, related to non-vested stock options that is expected to be recognized over a weighted-average period of approximately 3.7 years.

For options granted during Fiscal 2012, Fiscal 2011 and Fiscal 2010, the fair value of each option was estimated on the date of grant using the Black-Scholes and Monte Carlo option pricing models with the following assumptions:

Time Options and BOGO Options (Black-Scholes)	Fiscal 2012	Fiscal 2011	Fiscal 2010
Expected dividend yield	0.00%	0.00%	0.00%
Weighted average expected stock price volatility	59.96%	58.79%	59.25%
Weighted average risk-free interest rate	0.70%	1.23%	2.04%
Range of risk-free interest rate	0.56% – 1.04%	0.69% – 2.20%	1.05% – 2.54%
Weighted average expected term (years)	4.92	4.57	4.74

Performance Options (Monte Carlo)	Fiscal 2012	Fiscal 2011	Fiscal 2010
Expected dividend yield	0.00%	0.00%	0.00%
Weighted average expected stock price volatility	54.19%	55.61%	58.66%
Weighted average risk-free interest rate	0.81%	1.63%	2.45%
Range of risk-free interest rate	0.53% – 1.56%	1.24% – 2.59%	1.42% – 2.93%
Weighted average expected term (years)	N/A	N/A	N/A

The expected term of Time Options and BOGO Options has been based on the “simplified” method in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 107, Share-Based Payment , as amended by SEC SAB No. 110, because the Company has no readily available relevant historical data on option-hold-periods by employees. The Company’s historical option exercise data does not provide a reasonable basis upon which to estimate an expected term of an option due to new ownership of the Company establishing new equity-based compensation arrangements and different classifications of employees receiving grants. The risk-free interest rate for periods within the contractual life of the options is based on the U.S. Treasury yield curve in effect at the time of the grant. Expected stock price volatility was based on peer company data as of the date of each option grant.

The Company will issue new shares to satisfy exercise of stock options. During Fiscal 2012, Fiscal 2011 and Fiscal 2010, no options were exercised and no cash was used to settle equity instruments granted under share-based payment arrangements.

Time-Vested Restricted Stock Awards

On May 29, 2007, the Company issued 125,000 shares of restricted common stock to certain members of executive management of the Company. The shares are subject to certain transfer restrictions and the shares are forfeited if a recipient leaves the Company. The shares vested at the rate of 25% on each of May 29, 2008, May 29, 2009, May 29, 2010, and May 29, 2011. Vesting is based on continued service to the Company. The weighted average grant date fair value was $10.00 per share and the shares had an aggregate fair value at date of grant of $1.25 million. Stock-based compensation expense relating to these shares recorded in Fiscal 2011 and Fiscal 2010 approximated $15,000 and $67,000, respectively. At January 28, 2012, all restricted shares were vested and unearned stock-based compensation related to these shares was $0.

10.	EMPLOYEE BENEFIT PLANS

The Company maintains a defined contribution plan under 401(k) of the Internal Revenue Code that covers substantially all United States employees meeting certain service requirements. The Company, at its sole discretion, may make matching cash contributions up to specified percentages of employees’ contributions. In March 2009, the Company changed to an annual election of discretionary matching contributions. The Company elected not to make any matching contributions during Fiscal 2012, Fiscal 2011 and Fiscal 2010.

11.	INCOME TAXES

The components of income (loss) before income taxes for Fiscal 2012, Fiscal 2011 and Fiscal 2010 were as follows (in thousands):

	Fiscal 2012	Fiscal 2011	Fiscal 2010
U.S.	$(53,009)	$(20,351)	$(31,144)
Foreign	73,938	47,178	48,777

Total income before income taxes	$20,929	$26,827	$17,633

The components of income tax expense (benefit) for Fiscal 2012, Fiscal 2011 and Fiscal 2010 were as follows (in thousands):

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Federal:
Current	$269	$376	$449
Deferred	(852)	109	1,098

	(583)	485	1,547

State
Current	796	1,594	1,880
Deferred	49	(84)	(779)

	845	1,510	1,101

Foreign
Current	14,707	10,608	8,737
Deferred	(284)	(1,581)	(909)

	14,423	9,027	7,828

Total income tax expense	$14,685	$11,022	$10,476

The provision for income taxes for Fiscal 2012, Fiscal 2011 and Fiscal 2010 differs from an amount computed at the statutory federal rate as follows:

	Fiscal 2012	Fiscal 2011	Fiscal 2010
U.S. income taxes at statutory federal rate	35.0%	35.0%	35.0%
Foreign rate differential	(85.6)	(34.3)	(66.1)
Valuation allowance	62.7	8.8	66.8
Earnings of foreign subsidiaries	64.7	22.6	2.3
State and local income taxes, net of federal tax benefit	(12.8)	5.0	(0.7)
Change in accrual for estimated tax contingencies	(4.1)	0.4	6.4
Other, net	10.3	3.6	15.7

	70.2%	41.1%	59.4%

In Fiscal 2012, the Company’s income tax expense was $14.7 million and its effective income tax rate was 70.2%, including income tax expense of $13.1 million related to the effect of changes to its valuation allowance on deferred tax assets. In Fiscal 2011, the Company’s income tax expense was $11.0 million and its effective income tax rate was 41.1%, including income tax expense of $2.4 million related to the effect of changes to its valuation allowance on deferred tax assets. In Fiscal 2010, the Company’s income tax expense was $10.5 million and its effective income tax rate was 59.4%, including income tax expense of $11.8 million related to the effect of changes to its valuation allowance on deferred tax assets.

The effective income tax rates for Fiscal 2012, Fiscal 2011 and Fiscal 2010 also differ from the statutory federal income tax rate of 35% due to the overall geographic mix of losses in jurisdictions with higher income tax rates and income in jurisdictions with lower income tax rates, the impact of earnings of foreign subsidiaries, including repatriation to fund transaction related interest, and other permanent book to tax return adjustments.

The tax effects on the significant components of the Company’s net deferred tax asset (liability) as of February 2, 2013 and January 28, 2012 are as follows (in thousands):

	Feb. 2, 2013	Jan. 28, 2012
Deferred tax assets:
Tax carryforwards	$97,358	$71,221
Debt related	22,839	22,770
Compensation & benefits	11,026	11,650
Deferred rent	7,446	7,365
Depreciation	4,867	5,734
Accrued expenses	4,890	5,070
Gift cards	2,832	2,751
Inventory	1,172	849
Other	233	1,567

Total gross deferred tax assets	152,663	128,977
Valuation allowance	(125,651)	(114,577)

Total deferred tax assets, net	27,012	14,400

Deferred tax liabilities:
Tradename intangibles	110,569	110,569
Lease rights	7,823	7,940
Earnings from foreign subsidiaries	21,508	8,495
Other	2,509	2,456

Total deferred tax liabilities	142,409	129,460

Net deferred tax liability	$(115,397)	$(115,060)

The deferred tax assets and deferred tax liabilities as of February 2, 2013 and January 28, 2012 are as follows (in thousands):

	Feb. 2, 2013	Jan. 28, 2012
Current deferred tax assets, net of valuation allowance	$6,961	$6,167
Non-current deferred tax assets	1,152	1,424
Non-current deferred tax liabilities, net of valuation allowance	(123,510)	(122,651)

Net deferred tax liability	$(115,397)	$(115,060)

The amount and expiration dates of operating loss and tax credit carryforwards as of February 2, 2013 are as follows (in thousands):

	Amount	Expiration Date
U.S. federal net operating loss carryforwards	$44,294	2028 – 2033
Non-U.S. net operating loss carryforwards	11,939	2021 – 2028
Non-U.S. net operating loss carryforwards	9,443	Indefinite
State net operating loss carryforwards	6,366	2013 – 2033
U.S. foreign tax credits	25,316	2019 – 2023

Total	$97,358

In assessing the need for a valuation allowance recorded against deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Ultimately, the realization of deferred tax assets will depend on the existence of future taxable income. In making this assessment, management considers the scheduled reversal of deferred tax liabilities, past operating results, estimates of future taxable income and tax planning opportunities.

In Fiscal 2012, the Company recorded an increase of $6.8 million in valuation allowance against deferred tax assets in the U.S. In Fiscal 2011, the Company recorded an increase of $4.6 million in valuation allowance against deferred tax assets in the U.S. In Fiscal 2010, the Company recorded a decrease of $15.2 million in valuation allowance against deferred tax assets in the U.S. In Fiscal 2008, the Company recorded a charge of $89.7 million to establish a valuation allowance against its deferred tax assets in the U.S. The Company concluded that a valuation allowance was appropriate in light of the significant negative evidence, which was objective and verifiable, such as cumulative losses in recent fiscal years in our U.S. operations. While the Company’s long-term financial outlook in the U.S. remains positive, the Company concluded that its ability to rely on its long-term outlook as to future taxable income was limited due to the relative weight of the negative evidence from its recent U.S. cumulative losses. The Company’s conclusion regarding the need for a valuation allowance against U.S. deferred tax assets could change in the future based on improvements in operating performance, which may result in the full or partial reversal of the valuation allowance. The foreign valuation allowances relate to net operating loss carryforwards that, in the opinion of management, are more likely than not to expire unutilized.

The net change in the total valuation allowances in Fiscal 2012, Fiscal 2011 and Fiscal 2010 was an increase of $11.1 million, an increase of $4.6 million and a decrease of $13.7 million, respectively.

U.S. income taxes have not been recognized on the balance of accumulated unremitted earnings from the Company’s foreign subsidiaries at February 2, 2013 of $216.1 million, as these accumulated undistributed earnings are considered reinvested indefinitely. For Europe subsidiaries, this amount is based on the balance maintained in local currency of the Company’s accumulated unremitted earnings at February 2, 2008 converted into U.S. dollars at foreign exchange rates in effect on February 2, 2013. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings is not practicable. The Company recognized U.S. income tax expense of $13.5 million, $6.1 million and $0.4 million on Fiscal 2012, Fiscal 2011 and Fiscal 2010 earnings, respectively, of its foreign subsidiaries. The Company expects that future earnings from its foreign subsidiaries will be repatriated.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Beginning balance	$12,435	$12,670	$12,243
Additions based on tax positions related to the current year	1,241	1,163	1,694
Additions for tax positions of prior years	—	77	—
Reductions for tax positions of prior years	—	(370)	(1,133)
Statute expirations	(2,026)	(815)	(134)
Settlements	(421)	(290)	—

Ending balance	$11,229	$12,435	$12,670

The amount of unrecognized tax benefits at February 2, 2013 of $11.2 million, if recognized, would favorably affect the Company’s effective tax rate. These unrecognized tax benefits are classified as “Unfavorable lease obligations and other long-term liabilities” in the Company’s Consolidated Balance Sheets.

Interest and penalties related to unrecognized tax benefits are included in income tax expense. The Company had $3.2 million and $3.4 million for the payment of interest and penalties accrued at February 2, 2013 and January 28, 2012, respectively, and are classified as “Unfavorable lease obligations and other long-term liabilities” in the Company’s Consolidated Balance Sheets. For Fiscal 2012, Fiscal 2011 and Fiscal 2010, the Company recognized $(0.2) million, $0.3 million and $0.7 million, respectively, in interest and penalties.

In April 2011, the Company received from the Canada Revenue Agency withholding tax assessments for 2003 through 2007 of approximately $5.5 million, including penalties and interest. In conjunction with this assessment, a security deposit will be required in the amount of approximately $5.5 million until such time a final decision is made by the tax authority. The Company is objecting to this assessment and believes it will prevail at the appeals level; therefore, an accrual has not been recorded for this item. On February 11, 2013, the Internal Revenue Service concluded its tax examination of our U.S. Federal income tax return for Fiscal 2008 and Fiscal 2009 and did not assess any additional tax liability.

The Company files income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal income tax examinations for years before Fiscal 2010, and for state, and local, or non-U.S. income tax examinations for years before Fiscal 2006. We have also concluded tax examinations in our significant foreign tax jurisdictions including the United Kingdom through Fiscal 2008, France through Fiscal 2004, and Canada through Fiscal 2006.

The Company does not anticipate a significant change to the total amount of unrecognized tax benefits within the next 12 months.

12.	RELATED PARTY TRANSACTIONS

Upon consummation of the Merger, the Company entered into a management services agreement with Apollo Management and the Apollo Funds. Under this management services agreement, Apollo Management and the Apollo Funds agreed to provide to the Company certain investment banking, management, consulting, and financial planning services on an ongoing basis for a fee of $3.0 million per year. Under this management services agreement, Apollo Management and the Apollo Funds also agreed to provide to the Company certain financial advisory and investment banking services from time to time in connection with major financial transactions that may be undertaken by it or its subsidiaries in exchange for fees customary for such services after taking into account expertise and relationships within the business and financial community of Apollo Management and the Apollo Funds. Under this management services agreement, the Company also agreed to provide customary indemnification. The Company paid Apollo Management and Apollo Funds $3.0 million for fees in each of Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively. These amounts are included in “Selling, general and administrative” expenses in the Company’s Consolidated Statements of Operations and Comprehensive Income.

The Company paid store planning and retail design fees to a business owned by a family member of one of the Company’s former executive officers. These fees are included in “Furniture, fixtures and equipment” in the Company’s Consolidated Balance Sheets and “Selling, general and administrative” expenses in the Company’s Consolidated Statements of Operations and Comprehensive Income. During the time that the former executive officer was employed by the Company, the Company paid fees of approximately $0.8 million, $1.5 million and $1.2 million for Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively. This arrangement was approved by the Audit Committee of the Board of Directors.

The initial purchasers of the 9.0% Senior Secured First Lien Notes on February 28, 2012 included Apollo Global Securities, LLC and Morgan Joseph TriArtisan LLC. Apollo Global Securities, LLC is an affiliate of Apollo Management, which manages the Company’s controlling stockholders. Apollo Management, LLC, an affiliate of Apollo Management, has a non-controlling interest in Morgan Joseph TriArtisan LLC and its affiliates. Additionally, a member of the Company’s Board of Directors is an executive of Morgan Joseph TriArtisan Inc., an affiliate of Morgan Joseph TriArtisan LLC. In connection with the issuance of the 9.0% Senior Secured First Lien Notes, the Company paid fees of approximately $0.7 million to Apollo Global Securities, LLC and $0.1 million to Morgan Joseph TriArtisan LLC.

The initial purchasers of the Senior Secured Second Lien Notes on March 4, 2011, included Morgan Joseph TriArtisan LLC. In connection with the issuance of the Senior Secured Second Lien Notes, the Company paid a fee of approximately $0.3 million to Morgan Joseph TriArtisan LLC.

13.	SELECTED QUARTERLY FINANCIAL DATA

(Unaudited, in thousands)

	Fiscal 2012
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total Year
Net sales	$340,617	$359,617	$363,388	$493,398	$1,557,020
Gross profit	166,614	181,751	183,805	268,854	801,024
Severance and transaction related costs	53	1,144	(29)	1,660	2,828
Loss on early debt extinguishment	(4,602)	—	(5,235)	885	(8,952)
Interest expense, net	45,810	47,666	52,788	60,023	206,287
Income tax (benefit) expense (a)	(794)	3,124	4,474	7,881	14,685
Net income (loss)	(19,081)	(6,136)	(12,682)	44,143	6,244
Earnings (loss) per share—basic and diluted	$(0.31)	$(0.10)	$(0.21)	$0.73	$0.10

(a)	Includes a $13.1 million charge for an increase in the valuation allowance related to deferred tax assets.

	Fiscal 2011
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total Year
Net sales	$346,446	$358,547	$356,000	$434,907	$1,495,900
Gross profit	175,087	183,165	183,495	229,378	771,125
Severance and transaction related costs	343	426	180	5,979	6,928
Gain on early debt extinguishment	249	219	4,653	1,937	7,058
Interest expense, net	45,165	43,272	42,981	41,151	172,569
Income tax (benefit) expense (b)	(617)	3,491	3,283	4,865	11,022
Net income (loss)	(18,642)	(9,185)	3,037	40,595	15,805
Earnings (loss) per share—basic and diluted	$(0.31)	$(0.15)	$0.05	$0.67	$0.26

(b)	Includes a $2.4 million charge for an increase in the valuation allowance related to deferred tax assets.

14.	SEGMENT REPORTING

The Company is organized based on the geographic markets in which it operates. Under this structure, the Company currently has two reportable segments: North America and Europe. The Company accounts for the goods it sells to third parties under franchising and licensing agreements within “Net sales” and “Cost of sales, occupancy and buying expenses” in the Company’s Consolidated Statements of Operations and Comprehensive Income within its North America division. The franchise fees the Company charges under the franchising agreements are reported in “Other (income) expense, net” in the Company’s Consolidated Statements of Operations and Comprehensive Income within its Europe division. Until September 2, 2010, the Company accounted for the results of operations of Claire’s Nippon under the equity method and included the results within “Other (income) expense, net” in the Company’s Consolidated Statements of Operations and Comprehensive Income within the Company’s North America division. After September 2, 2010, these former joint venture stores began to operate as franchised stores. Substantially all of the interest expense on the Company’s outstanding debt is recorded in the Company’s North America division.

Information about the Company’s operations by segment is as follows (in thousands):

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Net sales:
North America	$977,310	$942,278	$914,149
Europe	579,710	553,622	512,248

Total net sales	$1,557,020	$1,495,900	$1,426,397

Depreciation and amortization:
North America	$39,829	$41,650	$42,169
Europe	25,050	27,103	23,029

Total depreciation and amortization	$64,879	$68,753	$65,198

Segment operating income:
North America	$173,568	$153,121	$124,606
Europe	65,428	46,145	52,859

Total segment operating income	$238,996	$199,266	$177,465

Impairment of assets:
North America	$—	$—	$—
Europe	—	—	12,262

Total impairment charges	$—	$—	$12,262

Impairment of equity investment:
North America	$—	$—	$6,030
Europe	—	—	—

Total impairment of equity investment	$—	$—	$6,030

Interest expense, net:
North America	$205,714	$167,305	$154,271
Europe	573	5,264	111

Total interest expense, net	$206,287	$172,569	$154,382

Income (loss) before income taxes:
North America	$(43,289)	$(11,078)	$(22,484)
Europe	64,218	37,905	40,117

Total income before income taxes	$20,929	$26,827	$17,633

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Income tax expense:
North America	$1,177	$2,269	$3,379
Europe	13,508	8,753	7,097

Total income tax expense	$14,685	$11,022	$10,476

Net income (loss):
North America	$(44,466)	$(13,347)	$(25,863)
Europe	50,710	29,152	33,020

Net income	$6,244	$15,805	$7,157

Goodwill:
North America	$1,235,651	$1,235,651	$1,235,651
Europe	314,405	314,405	314,405

Total goodwill	$1,550,056	$1,550,056	$1,550,056

Long-lived assets:
North America	$140,269	$135,555	$142,090
Europe	96,458	88,215	76,095

Total long lived assets	$236,727	$223,770	$218,185

Total assets:
North America	$1,449,781	$1,405,472	$1,494,679
Europe	1,350,860	1,360,079	1,373,239

Total assets	$2,800,641	$2,765,551	$2,867,918

Capital Expenditures
North America	$41,924	$33,830	$20,480
Europe	31,929	42,787	29,335

Total capital expenditures	$73,853	$76,617	$49,815

The Company measures segment operating income as gross profit less selling, general and administrative expenses and depreciation and amortization expense, including other operating income and expense, but excluding impairment of assets and severance and transaction-related costs. A reconciliation of total segment operating income to consolidated operating income is as follows (in thousands).

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Total segment operating income	$238,996	$199,266	$177,465
Impairment of assets	—	—	12,262
Severance and transaction-related costs	2,828	6,928	741

Consolidated operating income	$236,168	$192,338	$164,462

Excluded from operating income are impairment charges of $0 million, $0 million and $12.3 million for Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively. For Fiscal 2012, Fiscal 2011 and Fiscal 2010, segment operating income also excludes severance and transaction-related costs for North America of $2.2 million, $3.9 million and $0.4 million, respectively, and Europe of $0.6 million, $3.0 million and $0.3 million, respectively. See Note 3— Impairment Charges.

Identifiable assets are those assets that are identified with the operations of each segment. Corporate assets consist mainly of cash and cash equivalents, investments in affiliated companies and other assets. These assets are included within North America.

The following table compares the Company’s sales of each product category by segment for the last three fiscal years:

	Percentage of Total
Product Category	Fiscal 2012	Fiscal 2011	Fiscal 2010
Jewelry:
North America	32.7	31.8	32.0
Europe	15.2	14.3	13.5

	47.9	46.1	45.5

Accessories:
North America	29.5	30.7	31.8
Europe	22.6	23.2	22.7

	52.1	53.9	54.5

	100.0	100.0	100.0

The following table provides data for selected geographical areas.

	Percentage of Total Net Sales
Net Sales:	Fiscal 2012	Fiscal 2011	Fiscal 2010
United Kingdom	13.0	13.7	15.0

France	9.8	9.6	9.1

	Percentage of Total Long-lived Assets
Long-lived Assets:	February 2, 2013	January 28, 2012
United Kingdom	7.0	8.6

France	5.1	4.4

15.	PER SHARE DATA

Basic net income per share is computed by dividing net income by the corresponding weighted average number of common shares outstanding for the period. The dilutive effect of restricted stock and the potential exercise of outstanding stock options to purchase common shares is calculated using the treasury stock method, except when the effect would be anti-dilutive. The computation for diluted net income per share for Fiscal 2012, Fiscal 2011 and Fiscal 2010 excludes approximately 5,508,000 shares, 7,116,000 shares, 6,543,000 shares, respectively, due to their anti-dilutive effects.

(In thousands, except per share data)	Fiscal 2012	Fiscal 2011	Fiscal 2010
Numerator for basic and diluted earnings per share:
Net income	$6,244	$15,805	$7,157

Denominator:
Weighted average shares—Basic	60,805	60,685	60,557
Effect of dilutive securities	—	10	34

Weighted average shares—Diluted	60,805	60,695	60,591

Basic	$0.10	$0.26	$0.12
Diluted	$0.10	$0.26	$0.12

16.	SUBSEQUENT EVENTS

In May 2013, the Company’s board of directors approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company’s common stock.

On March 1, 2013, Claire’s commenced a tender offer to repurchase a total of $210.0 million aggregate principal amount of Senior Fixed Rate Notes and Senior Toggle Notes. On March 15, 2013, Claire’s Stores, Inc. issued $210.0 million aggregate principal amount of 6.125% senior secured first lien notes that mature on March 15, 2020 (the 6.125% “Senior Secured First Lien Notes”). The notes were issued at a price equal to 100.00% of the principal amount. Interest on the 6.125% Senior Secured First Lien Notes is payable semi-annually to holders of record at the close of business on March 1 or September 1 immediately preceding the interest payment date on March 15 and September 15 of each year, commencing on September 15, 2013. The 6.125% Senior Secured First Lien Notes are guaranteed on a first-priority senior secured basis by all of Claire’s Stores, Inc.’s existing and future direct or indirect wholly-owned domestic subsidiaries. The 6.125% Senior Secured First Lien Notes and related guarantees are secured, subject to certain exceptions and permitted liens, by a first-priority lien on substantially all of the assets of Claire’s Stores, Inc.’s material owned assets and the material owned assets of subsidiary guarantors, limited in the case of equity interests held by Claire’s Stores, Inc. or any subsidiary guarantor in a foreign subsidiary, to 100% of the non-voting equity interest and 65% of the voting equity interest of such foreign subsidiary held directly by Claire’s Stores, Inc. or a subsidiary guarantor. As of March 14, 2013, approximately $39.0 million aggregate principal amount of Senior Fixed Rate Notes and approximately $21.5 million aggregate principal amount of the Senior Toggle Notes were tendered. On March 15, 2013, Claire’s Stores, Inc. used approximately $63.3 million of the net proceeds of the offering of the 6.125% Senior Secured First Lien Notes to purchase all of the early tendered Senior Notes in accordance with the tender offer. On March 28, 2013, the tender offer expired and, as of that date, $20,000 of additional Senior Fixed Rate Notes were tendered. On April 1, 2013, Claire’s Stores, Inc. used approximately $20,000 of the net proceeds of the offering of the 6.125% Senior Secured First Lien Notes to purchase the additional tendered Senior Notes in accordance with the tender offer. Claire’s Stores, Inc. intends to use the remaining net proceeds of the offering of the 6.125% Senior Secured First Lien Notes, together with cash on hand, to repurchase an additional $149.5 million aggregate principal amount of the Senior Fixed Rate Notes on June 3, 2013 pursuant to redemption notice delivered to noteholders on May 3, 2013.

The initial purchasers of the 6.125% Senior Secured First Lien Notes were Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, RBC Capital Markets, LLC and Apollo Global Securities, LLC. Apollo Global Securities, LLC is an affiliate of Apollo Management, which manages the Company’s controlling stockholders. In connection with the issuance of the 6.125% Senior Secured First Lien Notes, Claire’s Stores, Inc. paid fees of approximately $0.2 million to Apollo Global Securities, LLC.

CLAIRE’S INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	August 3, 2013	February 2, 2013
	(In thousands, except share and per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$79,038	$169,256
Inventories	174,247	157,549
Prepaid expenses	21,050	19,701
Other current assets	27,517	29,976

Total current assets	301,852	376,482

Property and equipment:
Furniture, fixtures and equipment	246,766	234,209
Leasehold improvements	328,036	312,789

	574,802	546,998
Less accumulated depreciation and amortization	(345,351)	(325,618)

	229,451	221,380

Leased property under capital lease:
Land and building	18,055	18,055
Less accumulated depreciation and amortization	(3,160)	(2,708)

	14,895	15,347

Goodwill	1,550,056	1,550,056
Intangible assets, net of accumulated amortization of $61,340 and $57,672, respectively	542,877	547,433
Deferred financing costs, net of accumulated amortization of $33,560 and $25,830, respectively	42,211	40,097
Other assets	50,475	49,846

	2,185,619	2,187,432

Total assets	$2,731,817	$2,800,641

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Trade accounts payable	$73,014	$73,445
Income taxes payable	2,135	10,509
Accrued interest payable	69,824	67,506
Accrued expenses and other current liabilities	85,355	99,529

Total current liabilities	230,328	250,989

Long-term debt	2,336,137	2,329,634
Obligation under capital lease	17,181	17,232
Deferred tax liability	122,445	123,510
Deferred rent expense	29,996	29,859
Unfavorable lease obligations and other long-term liabilities	17,644	20,551

	2,523,403	2,520,786

Commitments and contingencies
Stockholders’ (deficit) equity:
Common stock par value $0.01 per share; authorized 90,000,000 shares; issued and outstanding 60,894,500 and 60,824,500 shares, respectively	609	608
Additional paid-in capital	629,350	628,115
Accumulated other comprehensive (loss) income, net of tax	(3,784)	3,273
Accumulated deficit	(648,089)	(603,130)

	(21,914)	28,866

Total liabilities and stockholders’ (deficit) equity	$2,731,817	$2,800,641

See Accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

CLAIRE’S INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except per share data)

	Six Months Ended August 3, 2013	Six Months Ended July 28, 2012
Net sales	$720,709	$700,234
Cost of sales, occupancy and buying expenses (exclusive of depreciation and amortization shown separately below)	359,539	351,869

Gross profit	361,170	348,365

Other expenses:
Selling, general and administrative	251,835	238,911
Depreciation and amortization	31,778	32,190
Severance and transaction-related costs	1,804	1,493
Other expense, net	(1,158)	580

	284,259	273,174

Operating income	76,911	75,191
Loss on early debt extinguishment	4,795	4,602
Interest expense, net	113,526	93,476

Loss before income tax benefit	(41,410)	(22,887)
Income tax benefit	3,550	2,330

Net loss	$(44,960)	$(25,217)

Loss per share:
Basic and diluted	$(0.74)	$(0.41)
Weighted average shares outstanding—basic and diluted	60,875	60,785
Net loss	$(44,960)	$(25,217)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(1,811)	(2,797)
Net gain (loss) on intra-entity foreign currency transactions, net of tax (benefit) of $(333) and $(479)	(5,246)	(8,340)
Unrealized gain on interest rate swap, net of tax of $0 and $0	—	528

Other comprehensive income (loss)	(7,057)	(10,609)

Comprehensive loss	$(52,017)	$(35,826)

See Accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

CLAIRE’S INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Six Months Ended August 3, 2013	Six Months Ended July 28, 2012
Cash flows from operating activities:
Net loss	$(44,960)	$(25,217)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	31,778	32,190
Amortization of lease rights and other assets	1,950	1,585
Amortization of debt issuance costs	4,134	4,876
Accretion of debt premium	(1,037)	—
Net unfavorable accretion of lease obligations	(423)	(286)
Loss on sale/retirement of property and equipment, net	33	64
Loss on early debt extinguishment	4,795	4,602
Stock compensation expense	536	(918)
(Increase) decrease in:
Inventories	(18,534)	(25,091)
Prepaid expenses	(2,170)	148
Other assets	(1,495)	(5,431)
Increase (decrease) in:
Trade accounts payable	891	1,909
Income taxes payable	(8,040)	(7,082)
Accrued interest payable	2,318	16,684
Accrued expenses and other liabilities	(12,904)	(8,093)
Deferred income taxes	(1,515)	(1,128)
Deferred rent expense	460	239

Net cash used in operating activities	(44,183)	(10,949)

Cash flows from investing activities:
Acquisition of property and equipment	(40,718)	(30,688)
Acquisition of intangible assets/lease rights	(1,617)	(1,174)
Changes in restricted cash	—	250

Net cash used in investing activities	(42,335)	(31,612)

Cash flows from financing activities:
Payments on credit facility	—	(489,750)
Proceeds from notes	530,000	501,500
Repurchases of notes, including tender premiums and fees	(523,660)	—
Payment of debt issuance costs	(9,845)	(11,041)
Principal payments on capital lease	(24)	—
Proceeds from issuances of common stock	700	550

Net cash (used in) provided by financing activities	(2,829)	1,259

Effect of foreign currency exchange rate changes on cash and cash equivalents	(871)	153

Net decrease in cash and cash equivalents	(90,218)	(41,149)
Cash and cash equivalents, at beginning of period	169,256	173,262

Cash and cash equivalents, at end of period	79,038	132,113
Restricted cash, at end of period	—	4,100

Cash and cash equivalents and restricted cash, at end of period	$79,038	$136,213

Supplemental disclosure of cash flow information:
Interest paid	$108,081	$71,830
Income taxes paid	11,988	9,942

See Accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

CLAIRE’S INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation

The accompanying Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair statement of the results for the interim periods presented have been included. These statements should be read in conjunction with the Consolidated Financial Statements and notes thereto included in the Form S-1 filed with the Securities and Exchange Commission on May 3, 2013, including Note 2 to the Consolidated Financial Statements included therein which discusses principles of consolidation and summary of significant accounting policies.

The Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make certain estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures regarding contingent assets and liabilities and reported amounts of revenues and expenses. Such estimates include, but are not limited to, the value of inventories, goodwill, intangible assets and other long-lived assets, legal contingencies and assumptions used in the calculation of income taxes, stock-based compensation, derivative and hedging activities, residual values and other items. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity, foreign currency, energy markets and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates will be reflected in the financial statements in those future periods when the changes occur.

Due to the seasonal nature of the retail industry and the Company’s business, the results of operations for interim periods of the year are not necessarily indicative of the results of operations on an annualized basis.

2.	Recent Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which clarifies guidance and eliminates diversity in practice on the presentation of unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for interim and annual fiscal periods beginning after December 15, 2013 and early adoption is permitted. The Company does not expect adoption of ASU 2013-11 will have a material impact on the Company’s financial position, results of operations or cash flows.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (“GAAP”) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account instead of directly to income or expense in the same reporting period. The amendments are effective prospectively for interim and annual periods beginning after December 15, 2012. The Company adopted this guidance in the first quarter of fiscal 2013 and it did not have any impact on the Company’s financial position, results of operations or cash flows.

In July 2012, the FASB issued ASU 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment, which permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount. If an entity can support the conclusion that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the entity is not required to take further action. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 and early adoption is permitted. The Company adopted this guidance in the first quarter of fiscal 2013 and it did not have any impact on the Company’s financial position, results of operations or cash flows.

3.	Fair Value Measurements

ASC 820, Fair Value Measurement Disclosures defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Disclosures of the fair value of certain financial instruments are required, whether or not recognized in the Unaudited Condensed Consolidated Balance Sheets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. There is a three-level valuation hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability.

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company does not have any assets (liabilities) measured at fair value on a recurring basis. The Company’s former interest rate swap, which was previously measured at fair value on a recurring basis, was terminated on September 20, 2012.

Non-Financial Assets Measured at Fair Value on a Non-Recurring Basis

The Company’s non-financial assets, which include goodwill, intangible assets, and long-lived tangible assets, are not adjusted to fair value on a recurring basis. Fair value measures of non-financial assets are primarily used in the impairment analysis of these assets. Any resulting asset impairment would require that the non-financial asset be recorded at its fair value. The Company reviews goodwill and indefinite-lived intangible assets for impairment annually, during the fourth quarter of each fiscal year, or as circumstances indicate the possibility of impairment. The Company monitors the carrying value of definite-lived intangible assets and long-lived tangible assets for impairment whenever events or changes in circumstances indicate its carrying amount may not be recoverable.

Financial Instruments Not Measured at Fair Value

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, current liabilities and long-term debt. Cash and cash equivalents, accounts receivable and current liabilities approximate fair market value due to the relatively short maturity of these financial instruments.

The Company considers all investments with a maturity of three months or less when acquired to be cash equivalents. The Company’s cash equivalent instruments are valued using quoted market prices and are primarily U.S. Treasury securities. The estimated fair value of the Company’s long-term debt was approximately $2.52 billion as of August 3, 2013, compared to a carrying value of $2.34 billion at that date. The estimated fair value of the Company’s long-term debt was approximately $2.37 billion as of February 2, 2013, compared to a carrying value of $2.33 billion at that date. For publicly-traded debt, the fair value (estimated market value) is based on quoted market prices in less active markets. For non-publicly-traded debt, fair value is estimated based on quoted prices for similar instruments. If measured at fair value in the financial statements, long-term debt would be classified as Level 2 in the fair value hierarchy.

4.	Debt

Debt as of August 3, 2013 and February 2, 2013 included the following components (in thousands):

	August 3, 2013	February 2, 2013
Long-term debt:
9.25% Senior fixed rate notes due 2015	$—	$220,270
9.625%/10.375% Senior toggle notes due 2015	—	302,190
10.5% Senior subordinated notes due 2017	215,880	215,880
9.0% Senior secured first lien notes due 2019 (1)	1,140,257	1,141,294
8.875% Senior secured second lien notes due 2019	450,000	450,000
6.125% Senior secured first lien notes due 2020	210,000
7.75% Senior notes due 2020	320,000	—

Long-term debt	$2,336,137	$2,329,634

Obligation under capital lease (including current portion)	$17,262	$17,286

(1)	Amounts include unamortized premium of $15,257 and $16,294 as of August 3, 2013 and February 2, 2013, respectively.

6.125% Senior Secured First Lien Notes

On March 15, 2013, the Company issued $210.0 million aggregate principal amount of 6.125% senior secured first lien notes that mature on March 15, 2020 (the “6.125% Senior Secured First Lien Notes”). The notes were issued at a price equal to 100.00% of the principal amount. Interest on the 6.125% Senior Secured First Lien Notes is payable semi-annually to holders of record at the close of business on March 1 and September 1 immediately preceding the interest payment date on March 15 and September 15 of each year, commencing on September 15, 2013. The 6.125% Senior Secured First Lien Notes are guaranteed on a first-priority senior secured basis by all of the Company’s existing and future direct or indirect wholly-owned domestic subsidiaries. These guarantees are full and unconditional as defined in Rule 3-10(h)(2) of Regulation S-X. The 6.125% Senior Secured First Lien Notes and related guarantees are secured, subject to certain exceptions and permitted liens, by a first-priority lien on substantially all of the assets of the Company’s material owned assets and the material owned assets of subsidiary guarantors, limited in the case of equity interests held by the Company or any subsidiary guarantor in a foreign subsidiary, to 100% of the non-voting equity interest and 65% of the voting equity interest of such foreign subsidiary held directly by the Company or a subsidiary guarantor. The liens rank equally with those securing the Company’s secured revolving credit facility (the “Credit Facility”) and the Company’s 9.0% senior secured first lien notes due 2019 (the “9.0% Senior Secured First Lien Notes”), and senior to those securing the Company’s 8.875% senior secured second lien notes due 2019 (the “Senior Secured Second Lien Notes”).The Company used the proceeds of the offering of the 6.125% Senior Secured First Lien Notes for note repurchases of $59.8 million pursuant to a tender offer to retire $39.0 million aggregate principal amount of 9.25% Senior Fixed Rate Notes due 2015 (the “Senior Fixed Rate Notes”) and $21.5 million aggregate principal amount of 9.625%/10.375% Senior Toggle Notes due 2015 (the “Senior Toggle Notes”), to pay $1.9 million in tender premiums and fees, and to pay $4.0 million in financing costs which have been recorded as “Deferred financing costs, net” in the accompanying Unaudited Condensed Consolidated Balance Sheets. The Company used the remaining net proceeds, together with cash on hand, to redeem an additional $149.5 million aggregate principal amount of Senior Fixed Rate Notes on June 3, 2013 pursuant to the redemption provisions applicable to such notes.

7.75% Senior Notes

On May 14, 2013, the Company issued $320.0 million aggregate principal amount of 7.75% senior notes that mature on June 1, 2020 (the “7.75% Senior Notes”). The 7.75% Senior Notes were issued at a price equal to 100.00% of the principal amount. Interest on the 7.75% Senior Notes is payable semi-annually to holders of record at the close of business on May 15 and November 15 immediately preceding the interest payment date on June 1 and December 1 of each year, commencing on December 1, 2013. The 7.75% Senior Notes are guaranteed by all of the Company’s existing and future direct or indirect wholly-owned domestic subsidiaries. These guarantees are full and unconditional as defined in Rule 3-10(h)(2) of Regulation S-X. The 7.75% Senior Notes and related guarantees are unsecured and will: (i) rank equal in right of payment with all of our existing and future indebtedness, (ii) rank senior to any of our existing and future indebtedness that is expressly subordinated to the 7.75% Senior Notes, and (iii) rank junior in priority to our obligations under all of our secured indebtedness, including the Credit Facility, the Senior Secured Second Lien Notes, the 9.0% Senior Secured First Lien Notes and the 6.125% Senior Secured First Lien Notes, to the extent of the value of assets securing such indebtedness. The Company used the net proceeds of the offering of the 7.75% Senior Notes to redeem all outstanding $31.8 million aggregate principal amount of Senior Fixed Rate Notes and all outstanding $280.7 million aggregate principal amount of Senior Toggle Notes on June 13, 2013 pursuant to the redemption provisions applicable to such notes.

Note Repurchases

The following is a summary of the Company’s debt repurchase activity for the six months ended August 3, 2013 (in thousands). All debt repurchases in the six months ended August 3, 2013, were pursuant to the tender offer and note redemptions. There was no debt repurchase activity for the six months ended July 28, 2012.

	Six Months Ended August 3, 2013
Notes Repurchased	Principal Amount	Repurchase Price	Recognized Loss (1)
Senior Fixed Rate Notes	$220,270	$219,802	$2,597
Senior Toggle Notes	302,190	301,947	2,198

	$522,460	$521,749	$4,795

(1)	Net of deferred issuance cost write-offs of $1,829 for the Senior Fixed Rate Notes and $1,766 for the Senior Toggle Notes and tender premiums and fees of $1,236 for Senior Fixed Rate Notes and $675 for Senior Toggle Notes.

During the six months ended July 28, 2012, the Company recognized a $4.6 million loss on early debt extinguishment attributed to the write-off of unamortized debt issuance costs associated with the early repayment of indebtedness under the former senior secured term loan credit facility.

Note Covenants

Our 10.5% Senior Subordinated Notes due 2017 (the “Senior Subordinated Notes”), Senior Secured Second Lien Notes, 9.0% Senior Secured First Lien Notes, 6.125% Senior Secured First Lien Notes and 7.75% Senior Notes (collectively, the “Notes”) and our Credit Facility contain certain covenants that, among other things, are subject to certain exceptions and other basket amounts, restrict our ability and the ability of our subsidiaries to:

•	incur additional indebtedness;

•	pay dividends or distributions on our capital stock, repurchase or retire our capital stock and redeem, repurchase or defease any subordinated indebtedness;

•	make certain investments;

•	create or incur certain liens;

•	create restrictions on the payment of dividends or other distributions to us from our subsidiaries;

•	transfer or sell assets;

•	engage in certain transactions with our affiliates; and

•	merge or consolidate with other companies or transfer all or substantially all of our assets.

The Credit Facility also contains customary provisions relating to mandatory prepayments, voluntary payments, affirmative and negative covenants, and events of default; however, it does not contain any covenants that require the Company to maintain any particular financial ratio or other measure of financial performance except that so long as the revolving loans and letters of credit outstanding exceed $15 million, the Company will be required to comply with a maximum Total Net Secured Leverage Ratio of 5.5 to 1.0 based upon the ratio of its net senior secured first lien debt to adjusted earnings before interest, taxes, depreciation and amortization for the period of four consecutive fiscal quarters most recently ended.

Certain of these covenants in the indentures governing the Notes, such as limitations on the Company’s ability to make certain payments such as dividends, or incur debt, will no longer apply if the Notes have investment grade ratings from both of the rating agencies of Moody’s Investor Services, Inc. (“Moody’s”) and Standard & Poor’s Ratings Group (“S&P”) and no event of default has occurred. Since the date of issuance of the Notes, the Notes have not received investment grade ratings from Moody’s or S&P. Accordingly, all of the covenants under the Notes currently apply to the Company. None of these covenants, however, require the Company to maintain any particular financial ratio or other measure of financial performance except as previously disclosed herein for the Credit Facility.

See Note 3—Fair Value Measurements for related fair value disclosure on debt.

5.	Derivatives and Hedging Activities

The Company does not have any derivative and hedging activity since September 20, 2012 when the Company terminated its former interest rate swap. During the periods when the Company had the interest rate swap, it followed the accounting treatment described below.

The Company formally designated and documented the financial instrument as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transaction. The Company formally assessed both at inception and at least quarterly thereafter, whether the financial instruments that were used in hedging transactions were effective at offsetting changes in cash flows of the related underlying exposure. The Company measured the effectiveness of its cash flow hedges by evaluating the following criteria: (i) the re-pricing dates of the derivative instrument match those of the debt obligation; (ii) the interest rates of the derivative instrument and the debt obligation are based on the same interest rate index and tenor; (iii) the variable interest rate of the derivative instrument does not contain a floor or cap, or other provisions that cause a basis difference with the debt obligation; and (iv) the likelihood of the counterparty not defaulting is assessed as being probable.

The Company primarily employed derivative financial instruments to manage its exposure to interest rate changes and to limit the volatility and impact of interest rate changes on earnings and cash flows. The Company did not enter into derivative financial instruments for trading or speculative purposes. The Company faced credit risk if the counterparties to the financial instruments were unable to perform their obligations. However, the Company sought to mitigate derivative credit risk by entering into transactions with counterparties that were significant and creditworthy financial institutions. The Company monitored the credit ratings of the counterparties.

For derivatives that qualify as cash flow hedges, the Company reported the effective portion of the change in fair value as a component of “Accumulated other comprehensive income (loss), net of tax” in the Unaudited Condensed Consolidated Balance Sheets and reclassified it into earnings in the same periods in which the hedged item affected earnings, and within the same income statement line item as the impact of the hedged item. The ineffective portion of the change in fair value of a cash flow hedge was recognized in income immediately. No ineffective portion was recorded to earnings during the six months ended July 28, 2012 and all components of the derivative gain or loss were included in the assessment of hedge effectiveness. For derivative financial instruments which do not qualify as cash flow hedges, any changes in fair value would be recorded in the Consolidated Statements of Operations and Comprehensive Loss.

The Company may at its discretion change the designation of any such hedging instrument agreements prior to maturity. At that time, any gains or losses previously reported in accumulated other comprehensive income (loss) on termination would amortize into interest expense or interest income to correspond to the recognition of interest expense or interest income on the hedged debt. If such debt instrument was also terminated, the gain or loss associated with the terminated derivative included in accumulated other comprehensive income (loss) at the time of termination of the debt would be recognized in the Consolidated Statements of Operations and Comprehensive Loss at that time.

The following tables provide a summary of the financial statement effect of the Company’s derivative financial instrument designated as an interest rate cash flow hedge during the six months ended July 28, 2012 (in thousands):

Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)	Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) (1)
	Six months ended July 28, 2012		Six months ended July 28, 2012
Interest rate swap	$528	Interest expense, net	$(724)

(1)	Represents reclassification of amounts from accumulated other comprehensive income (loss) into earnings as interest expense is recognized on the former term loan. No ineffectiveness is associated with the interest rate cash flow hedge.

6.	Commitments and Contingencies

The Company is, from time to time, involved in litigation incidental to the conduct of its business, including personal injury litigation, litigation regarding merchandise sold, including product and safety concerns regarding heavy metal and chemical content in merchandise, litigation with respect to various employment matters, including litigation with present and former employees, wage and hour litigation and litigation regarding intellectual property rights.

The Company believes that current pending litigation will not have a material adverse effect on its consolidated financial position, results of operations or cash flows.

7.	Accumulated Other Comprehensive Income (Loss)

The following summary sets forth the components of accumulated other comprehensive income (loss), net of tax as follows (in thousands, net of tax):

	Foreign Currency Items	Derivative Instrument	Total
Balance as of February 2, 2013	$(2,459)	$5,732	$3,273
Other comprehensive loss before reclassifications	(7,057)	—	(7,057)

Net other comprehensive loss	(7,057)	—	(7,057)

Balance as of August 3, 2013	$(9,516)	$5,732	$(3,784)

8.	Stock Options and Stock-Based Compensation

The following is a summary of activity in the Company’s stock option plan for the six months ended August 3, 2013:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)
Outstanding as of February 2, 2013	5,027,665	$10.00
Options granted	787,190	$10.00
Options exercised	—
Options forfeited	(169,176)	$10.00
Options expired	(144,600)	$10.00

Outstanding as of August 3, 2013	5,501,079	$10.00	4.7

Options vested and expected to vest as of August 3, 2013	4,893,222	$10.00	4.6

Exercisable as of August 3, 2013	1,928,226	$10.00	2.2

The weighted average grant date fair value of options granted during the six months ended August 3, 2013 and July 28, 2012 was $3.27 and $1.54, respectively.

During the six months ended August 3, 2013 and July 28, 2012, the Company recorded stock-based compensation expense and additional paid-in capital relating to stock-based compensation of approximately $0.5 million and $(0.9) million, respectively. During the six months ended July 28, 2012, the Company recorded a reversal of stock option expense of $1.6 million associated with the forfeitures of stock options, including $1.4 million for a former executive officer. Stock-based compensation expense is recorded in “Selling, general and administrative” expenses in the accompanying Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss.

9.	Income Taxes

The effective income tax rate was (8.6)% for the six months ended August 3, 2013. This effective income tax rate differed from the statutory federal income tax rate of 35% primarily from increases in the valuation allowance recorded for additional deferred tax assets generated primarily from operating losses in the six months ended August 3, 2013 by the Company’s U.S. operations.

The effective income tax rate was (10.2%) for the six months ended July 28, 2012. This effective income tax rate differed from the statutory federal income tax rate of 35% primarily from increases in the valuation allowance recorded for additional deferred tax assets generated primarily from operating losses in the six months ended July 28, 2012 by the Company’s U.S. operations.

In April 2011, the Company received from the Canada Revenue Agency withholding tax assessments for 2003 through 2007 of approximately $5.5 million, including penalties and interest. In conjunction with these assessments, a security deposit will be required in the amount of approximately $5.5 million until such time a final decision is made by the tax authority. The Company is objecting to these assessments and believes it will prevail at the appeals level; therefore, an accrual has not been recorded for this item.

10.	Related Party Transactions

We are controlled by investment funds affiliated with, and co-investment vehicles managed by, Apollo Management VI, L.P. (the “Apollo Funds”). The Apollo Funds are affiliates of Apollo Global Management, LLC (together with its subsidiaries, “Apollo”). The initial purchasers of the 6.125% Senior Secured First Lien Notes on March 15, 2013 included Apollo Global Securities, LLC. Apollo Global Securities, LLC is an affiliate of the Apollo Funds. In connection with the issuance of the 6.125% Senior Secured First Lien Notes, the Company paid a fee of approximately $0.2 million to Apollo Global Securities, LLC. The initial purchasers of the 7.75% Senior

Notes on May 14, 2013 included Apollo Global Securities, LLC. In connection with the issuance of the 7.75% Senior Notes, the Company paid a fee of approximately $0.2 million to Apollo Global Securities, LLC.

The initial purchasers of the 9.0% Senior Secured First Lien Notes on February 28, 2012 included Apollo Global Securities, LLC and Morgan Joseph TriArtisan LLC. Apollo Management, LLC, an affiliate of Apollo Management VI, L.P., has a non-controlling interest in Morgan Joseph TriArtisan LLC and its affiliates. Additionally, a member of the Company’s Board of Directors is an executive of Morgan Joseph TriArtisan Inc., an affiliate of Morgan Joseph TriArtisan LLC. In connection with the issuance of the 9.0% Senior Secured First Lien Notes, the Company paid fees of approximately $0.7 million to Apollo Global Securities, LLC and $0.1 million to Morgan Joseph TriArtisan LLC.

The Company paid store planning and retail design fees to a business owned by a family member of one of the Company’s former executive officers. These fees are included in “Furniture, fixtures and equipment” in the Company’s Unaudited Condensed Consolidated Balance Sheets and “Selling, general and administrative” expenses in the Company’s Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss. For the six months ended July 28, 2012, the Company paid fees of approximately $0.8 million. This former arrangement was approved by the Audit Committee of the Board of Directors.

11.	Segment Information

The Company is organized based on the geographic markets in which it operates. Under this structure, the Company currently has two reportable segments: North America and Europe. The Company accounts for the goods it sells to third parties under franchising and licensing agreements within “Net sales” and “Cost of sales, occupancy and buying expenses” in the Company’s Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss within its North America segment. The franchise fees the Company charges under the franchising agreements are reported in “Other expense (income), net” in the accompanying Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss within its Europe segment. Substantially all of the interest expense on the Company’s outstanding debt is recorded in the Company’s North America segment.

Net sales, depreciation and amortization and operating income (loss) for the six months ended August 3, 2013 and July 28, 2012 are as follows (in thousands):

	Six Months Ended August 3, 2013	Six Months Ended July 28, 2012
Net sales:
North America	$445,274	$440,315
Europe	275,435	259,919

Total net sales	720,709	700,234

Depreciation and amortization:
North America	19,464	20,009
Europe	12,314	12,181

Total depreciation and amortization	31,778	32,190

Operating income (loss) for reportable segments:
North America	61,722	63,709
Europe	16,993	12,975

Total operating income for reportable segments	78,715	76,684
Severance and transaction-related costs	1,804	1,493

Consolidated operating income	76,911	75,191
Loss on early debt extinguishment	4,795	4,602
Interest expense, net	113,526	93,476

Consolidated loss before income tax benefit	$(41,410)	$(22,887)

Excluded from operating income for the North America segment are severance and transaction-related costs of approximately $1.2 and $1.6 million for the six months ended August 3, 2013 and July 28, 2012, respectively.

Excluded from operating loss for the Europe segment are severance and transaction-related costs of approximately $0.6 million and $(0.1) million for the six months ended August 3, 2013 and July 28, 2012, respectively.

12.	Per Share Data

Basic net income (loss) per share is computed by dividing net income (loss) by the corresponding weighted average number of common shares outstanding for the period. The dilutive effect of restricted stock and the potential exercise of outstanding stock options to purchase common shares is calculated using the treasury stock method, except when the effect would be anti-dilutive. The computation for diluted net loss per share for the six months ended August 3, 2013 and six months ended July 28, 2012 excludes approximately 5,430,000 shares and 6,148,000 shares, respectively, due to their anti-dilutive effects.

(In thousands, except per share data)	Six Months Ended August 3, 2013	Six Months Ended July 28, 2012
Numerator for basic and diluted loss per share:
Net loss	$(44,960)	$(25,217)

Denominator:
Weighted average shares—Basic	60,875	60,785
Effect of dilutive securities	—	—

Weighted average shares—Diluted	60,875	60,785

Basic	$(0.74)	$(0.41)

Diluted	$(0.74)	$(0.41)

BECOME YOURSELF

claire's inc.

Our brands and environments will sing with fun, innovation and discovery, will serve to shape the personal stories and dreams of our friends, and will fulfill the aspirations of the communities with which we connect.

Through and including                     , 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

Set forth below is a table of the registration fee for the Securities and Exchange Commission, the filing fee for the Financial Industry Regulatory Authority, Inc., the listing fee for the New York Stock Exchange and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in the registration statement, other than underwriting discounts and commissions:

SEC registration fee		$13,640
FINRA filing fee		15,500
NYSE listing fee		*
Printing and engraving expenses		*
Legal and Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses (including road show)		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

Claire’s Inc. is incorporated under the laws of the State of Delaware. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (“DGCL”), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (4) for any transaction from which a director derived an improper personal benefit.

Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

Our amended and restated by-laws provides for indemnification of the officers and directors to the full extent permitted by applicable law. The Underwriting Agreement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15.	Recent Sales of Unregistered Securities

In the last three years, we have sold the following unregistered securities:

(1) During Fiscal 2010, we granted options under our Amended and Restated Incentive Plan to purchase 1,000,750 common shares to officers and employees at a price of $10.00 per share for an aggregate purchase price of $10,007,500.

(2) During Fiscal 2010, we issued 6,000 common shares under our Amended and Restated Incentive Plan to officers and employees at a price of $10.00 per share for an aggregate purchase price of $60,000.

(3) During Fiscal 2011, we granted options under our Amended and Restated Incentive Plan to purchase 899,800 common shares to officers and employees at a price of $10.00 per share for an aggregate purchase price of $8,998,000.

(4) During Fiscal 2011, we issued 186,000 common shares under our Amended and Restated Incentive Plan to officers and employees at a price of $10.00 per share for an aggregate purchase price of $1,860,000.

(5) During Fiscal 2012, we granted options under our Amended and Restated Incentive Plan to purchase 3,080,164 common shares to officers and employees at a price of $10.00 per share for an aggregate purchase price of $30,801,640.

(6) During Fiscal 2012, we issued 55,000 common shares under our Amended and Restated Incentive Plan to officers and employees at a price of $10.00 per share for an aggregate purchase price of $550,000.

(7) On June 15, 2012, we completed an offer to exchange certain options held by employees of the Company for new options granted on a 1 for 2 basis. The number of options granted pursuant to this exchange offer was 929,302 with an exercise price of $10.00 per share.

(8) During the first quarter of Fiscal 2013, we granted 438,750 options under our Amended and Restated Incentive Plan to purchase to officer and employees at a price of $10 per share for an aggregate purchase price of $4,387,500.

(9) During the first quarter of Fiscal 2013, we issued 65,000 common shares under our Amended and Restated Incentive Plan to officers at a price of $10 per share for an aggregate purchase price of $650,000.

(10) During the second quarter of Fiscal 2013, we issued 5,000 common shares under our Amended and Restated Incentive Plan to an officer at a price of $10 per share for an aggregate purchase price of $50,000.

No underwriters were involved in the foregoing sales of securities. The issuances described above pursuant to our Amended and Restated Incentive Plan were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act or on Section 4(2) of the Securities Act. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and option agreements issued in such transactions. The issuances described above pursuant to the exchange offer were deemed to be exempt from registration under the Securities Act in reliance on Section 3(a)(9) of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

See the Exhibit Index immediately following Schedule I hereto, which is incorporated by reference as if fully set forth herein.

(b) Financial Statement Schedules

All financial statement schedules, with the exception of Schedule I—Condensed Financial Information of Registrant, have been omitted since the required information is included in the Consolidated Financial Statements or the notes thereto, or the omitted schedules are not required. Schedule I is contained immediately following the signature page.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 3 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hoffman Estates, State of Illinois on September 6, 2013.

CLAIRE’S INC.

By:	/s/ J. Per Brodin
Name:	J. Per Brodin
Title:	Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No.3 to registration statement has been signed by the following persons in the capacities and on the dates indicated.

* James D. Fielding	Chief Executive Officer (principal executive officer) and Director	September 6, 2013

/s/ J. Per Brodin J. Per Brodin	Executive Vice President (principal financial officer and principal accounting officer)	September 6, 2013

* Peter P. Copses	Chairman of the Board	September 6, 2013

* Robert J. DiNicola	Director	September 6, 2013

* George G. Golleher	Director	September 6, 2013

* Rohit Manocha	Director	September 6, 2013

* Ron Marshall	Director	September 6, 2013

* Lance A. Milken	Director	September 6, 2013

*By:	/s/ J. Per Brodin
J. Per Brodin
Attorney-in-fact

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CLAIRE’S INC. (PARENT COMPANY ONLY)

CONDENSED BALANCE SHEETS

	February 2, 2013	January 28, 2012
	(In thousands, except share and per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$2,300	$3,238
Other current assets	748	932

Total current assets	3,048	4,170

Investment in subsidiaries	(14,440)	(22,296)
Investment in debt securities of subsidiary, net of unamortized discount of $4,606 and $4,587, respectively	39,126	32,270

	24,686	9,974

Total assets	$27,734	$14,144

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Income taxes payable	9,573	7,897

Total current liabilities	9,573	7,897

Deferred tax liability	2,373	2,014

	2,373	2,014

Commitments and contingencies
Stockholders’ equity:
Common stock par value $0.01 per share; authorized 90,000,000 shares; issued and outstanding 60,824,500 and 60,769,500 shares, respectively	608	607
Additional paid-in capital	628,115	628,616
Accumulated other comprehensive income (loss)	3,273	(4,351)
Accumulated deficit	(616,208)	(620,639)

	15,788	4,233

Total liabilities and stockholders’ equity	$27,734	$14,144

See accompanying notes to condensed financial statements.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CLAIRE’S INC. (PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF OPERATIONS

(in thousands)

	Fiscal Year Ended February 2, 2013	Fiscal Year Ended January 28, 2012	Fiscal Year Ended January 29, 2011
Interest income	$5,209	$4,545	$4,426
Equity in income of subsidiary	1,282	11,632	4,323
Gain on sales of investments in debt securities of subsidiary	—	717	10,312

Income before income tax expense	6,491	16,894	19,061
Income tax expense	2,060	1,995	5,618

Net income	$4,431	$14,899	$13,443

Net income	$4,431	$14,899	$13,443
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	1,182	(663)	10,416
Net gain (loss) on intra-entity foreign currency transactions, net of tax (benefit) of $142, $(171) and $(149)	4,283	(4,111)	(9,640)
Unrealized gain (loss) on interest rate swap, net of tax of $0, $0 and $0	375	(993)	7,587
Reclassification adjustment of unrealized loss on termination of interest rate swap into net income	1,784	—	—
Reclassification of foreign currency translation adjustments into net income	—	—	(9,572)

Other comprehensive income (loss)	7,624	(5,767)	(1,209)

Comprehensive income	$12,055	$9,132	$12,234

See accompanying notes to condensed financial statements.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CLAIRE’S INC. (PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Year Ended February 2, 2013	Fiscal Year Ended January 28, 2012	Fiscal Year Ended January 29, 2011
Cash flows from operating activities:
Net income	$4,431	$14,899	$13,443
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in income of subsidiary	(1,282)	(11,632)	(4,323)
Amortization of investment in debt securities discount	(866)	(770)	(1,212)
Payment of in kind interest income	—	(97)	(1,173)
Gain on sales of investments in debt securities of subsidiary	—	(717)	(10,312)
(Increase) decrease in:
Other current assets	184	(181)	(479)
Increase (decrease) in:
Income taxes payable	1,676	(256)	7,817
Deferred income taxes	359	1,859	(2,199)

Net cash provided by operating activities	4,502	3,105	1,562

Cash flows from investing activities:
Purchases of investment in debt securities of subsidiary	(5,990)	(5,904)	(25,340)
Proceeds from sale of investments in debt securities of subsidiary	—	2,649	24,570

Net cash used in investing activities	(5,990)	(3,255)	(770)

Cash flows from financing activities:
Proceeds from issuances of common stock	550	1,770	60

Net cash provided by financing activities:	550	1,770	60

Net (decrease) increase in cash and cash equivalents	(938)	1,620	852
Cash and cash equivalents, at beginning of period	3,238	1,618	766

Cash and cash equivalents, at end of period	$2,300	$3,238	$1,618

See accompanying notes to condensed financial statements.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CLAIRE’S INC. (PARENT COMPANY ONLY)

NOTES TO CONDENSED FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION

In May 2007, Claire’s Inc. was formed in connection with Apollo Management VI, L.P.’s acquisition of Claire’s Stores, Inc. through a merger whereby Claire’s Inc. owns all of the issued and outstanding capital stock of Claire’s Stores, Inc. There has been no business activity at Claire’s Inc. since the acquisition.

The condensed parent company financial information of Claire’s Inc. has been provided in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) and should be read in conjunction with the Consolidated Financial Statements of Claire’s Inc. and subsidiaries. Pursuant to the SEC rules and regulations, the condensed parent company financial information does not include all of the financial information and notes normally included with financial statements prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

The condensed parent company financial information has been prepared using the same accounting policies as described in Note 1 of Notes to Consolidated Financial Statements of Claire’s Inc. and subsidiaries included herein, except for the investment in subsidiary. For the purposes of this schedule, Claire’s Inc.’s investment in Claire’s Stores, Inc., its wholly-owned subsidiary, is presented based upon the proportionate share of the subsidiary’s net assets. As prescribed by SEC rules and regulations, the change in the net assets of the subsidiary is recorded as equity income (loss) in subsidiary in the Condensed Statements of Operations of Claire’s Inc.

2.	DIVIDENDS FROM SUBSIDIARIES

Claire’s Inc. did not receive any dividends during fiscal 2012, fiscal 2011 or fiscal 2010.

3.	INVESTMENT IN DEBT SECURITIES OF SUBSIDIARY

Claire’s Inc. holds investments in debt securities issued by its wholly-owned subsidiary, Claire’s Stores, Inc. The investments in debt securities are considered held-to-maturity investments and are accounted for using the amortized cost method. At February 2, 2013 and January 28, 2012, Claire’s Inc. owned an aggregate principal amount of $43,732,000 and $36,857,000, respectively, of Claire’s Stores, Inc.’s 10.5% senior subordinated notes that mature June 1, 2017.

4.	COMMITMENTS AND CONTINGENT LIABILITIES

Claire’s Inc. is a guarantor of amounts outstanding under Claire’s Stores, Inc. senior secured revolving credit agreement. As of February 2, 2013, no amounts were outstanding under Claire’s Stores, Inc.’s senior secured revolving credit agreement. Other than discussed above, Claire’s Inc. did not have any separate long-term obligations or guarantees.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement*

3.1	Articles of Incorporation of Claire’s Inc. as currently in effect

3.2	Form of Articles of Incorporation of Claire’s Inc. to be in effect upon completion of the offering*

3.3	By-laws of Claire’s Inc. as currently in effect**

3.4	Form of Bylaws of Claire’s Inc. to be in effect upon completion of the offering*

5.1	Opinion of Morgan, Lewis & Bockius LLP*

10.3	Senior Subordinated Notes Indenture, dated as of May 29, 2007, between Bauble Acquisition Sub, Inc. and The Bank of New York, as Trustee (1)

10.6	Senior Subordinated Notes Supplemental Indenture, dated as of May 29, 2007, by and among Claire’s Stores, Inc., the guarantors listed on Exhibit A thereto and The Bank of New York, as Trustee, to the Senior Subordinated Notes Indenture, dated as of May 29, 2007, between Bauble Acquisition Sub, Inc. and The Bank of New York, as Trustee (1)

10.9	Form of 10.50% Senior Subordinated Notes due 2017 (1)

10.10	Guarantee and Collateral Agreement, dated and effective as of May 29, 2007, among Bauble Holdings Corp., Bauble Acquisition Sub, Inc., and Credit Suisse, dated as of May 29, 2007 (3)

10.11	Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing, dated as of May 29, 2007 (3)

10.12	Indenture, dated as of March 4, 2011, by and between Claire’s Escrow Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee and Collateral Agent (6)

10.13	Supplemental Indenture, dated as of March 4, 2011, by and between Claire’s Stores, Inc., the Guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee and Collateral Agent (6)

10.14	Form of 8.875% Senior Secured Second Lien Notes due 2019 (included in the Indenture filed as Exhibit 10.19 hereto) (6)

10.16	Collateral Agreement, dated March 4, 2011, by and among Claire’s Stores, Inc., Claire’s Inc., the Guarantors and The Bank of New York Mellon Trust Company, N.A, as Collateral Agent (6)

10.17	Intercreditor Agreement, dated as of March 4, 2011, by and among Claire’s Stores, Inc., Claire’s Inc., the Guarantors, The Bank of New York Mellon Trust Company, N.A., as Trustee and Collateral Agent and Credit Suisse AG, Cayman Islands Branch (f/k/a Credit Suisse, Cayman Island Branch), as Credit Agreement Agent (6)

10.18	Second Lien Trademark Security Agreement, dated as of March 4, 2011, by and between CBI Distributing Corp. and The Bank of New York Mellon Trust Company, N.A., as Collateral Agent (6)

10.19	Indenture, dated as of February 28, 2012, by and between Claire’s Escrow II Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee and Collateral Agent (10)

10.20	Supplemental Indenture, dated as of March 2, 2012, by and among Claire’s Stores, Inc., the Guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee and Collateral Agent (10)

10.21	Form of 9.00% Senior Secured First Lien Notes due 2019 (included in the Indenture filed as Exhibit 10.32 hereto) (10)

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Exhibit No.	Description

10.22	Collateral Agreement, dated as of March 2, 2012, by and among Claire’s Stores, Inc., the Guarantors and The Bank of New York Mellon Trust Company, N.A., as Collateral Agent (10)

10.23	Intercreditor Agreement, dated as of March 2, 2012, by and among Claire’s Stores, Inc., Claire’s, Inc., the Guarantors, The Bank of New York Mellon Trust Company, N.A. and Credit Suisse AG, Cayman Islands Branch (f/k/a Credit Suisse, Cayman Islands Branch), as Bank Collateral Agent (10)

10.24	Trademark Security Agreement, dated as of March 2, 2012, by and between CBI Distributing Corp. and The Bank of New York Mellon Trust Company, as Collateral Agent (10)

10.25	Joinder Agreement to the Second Lien Intercreditor Agreement, dated as of March 2, 2012 by and among Claire’s Stores, Inc., Claire’s Inc., the Guarantors, The Bank of New York Mellon Trust Company, N.A., as Trustee under the Company’s outstanding 8.875% Senior Secured Second Lien Notes and Credit Suisse AG, Cayman Islands Branch (f/k/a Credit Suisse, Cayman Islands Branch), as Credit Agreement Agent (10)

10.26	Amendment, dated as of March 2, 2012, to the Collateral Agreement, dated as of March 4, 2011, by and among Claire’s Stores, Inc., Claire’s Inc., the Guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee and Collateral Agent (10)

10.27	Second Supplemental Indenture, dated as of March 12, 2012, by and among Claire’s Stores, Inc., the Guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee and Collateral Agent (11)

10.28	Form of 9.00% Senior Secured First Lien Notes Due 2019 (included in the Indenture filed as Exhibit 10.1 hereto) (11)

10.29	Third Supplemental Indenture, dated as of September 20, 2012, by and among Claire’s Stores, Inc., the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee and Collateral Agent (14)

10.30	Indenture, dated as of March 15, 2013, by and among Claire’s Stores, Inc., the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee and Collateral Agent (16)

10.31	Form of 6.125% Senior Secured First Lien Notes due 2020 (included in the Indenture filed as Exhibit 4.18 hereto) (16)

10.32	Collateral Agreement, dated as of March 15, 2013, by and among Claire’s Stores, Inc., the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Collateral Agent (16)

10.33	Trademark Security Agreement, dated as of March 15, 2013, by and between CBI Distributing Corp. and The Bank of New York Mellon Trust Company, as Collateral Agent (16)

10.34	Joinder No. 1, dated as of March 15, 2013, by and between The Bank of New York Mellon Trust Company, N.A., as New Agent and Credit Suisse AG, Cayman Islands Branch, as Applicable Collateral Agent (16)

10.35	Joinder Agreement No. 2, dated as of March 15, 2013, by and among the The Bank of New York Mellon Trust Company, N.A., as New Agent, Credit Suisse AG, Cayman Islands Branch (f/k/a Credit Suisse, Cayman Islands Branch), as Credit Agreement Agent, The Bank of New York Mellon Trust Company, N.A., as Trustee, and The Bank of New York Trust Company, N.A., as First Lien Agent (16)

10.36	Management Services Agreement, dated as of May 29, 2007, among Claire’s Stores, Inc., Bauble Holdings Corp. and Apollo Management VI, L.P. and Tri-Artisan Capital Partners, LLC and TACP Investments—Claire’s LLC (1)

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Exhibit No.	Description

10.37	Amended and Restated Credit Agreement, dated as of September 20, 2012, by and among Claire’s Inc., Claire’s Stores, Inc., Credit Suisse AG, as Administrative Agent, and other Lenders named therein (14)

10.38	Lease Agreement, dated as of February 19, 2010, by and between AGNL Bling, L.L.C. and Claire’s Boutiques, Inc. (4)

10.39	Standard Form of Director Option Grant Letter (1)

10.40	Standard Form of Co-Investment Letter (7)

10.41	Claire’s Inc. Amended and Restated Stock Incentive Plan, dated May 20, 2011 (8)

10.42	Form of Option Grant Letter under Claire’s Inc. Amended and Restated Stock Incentive Plan (8)

10.43	Form of Option Grant Letter (Target Performance Option), effective July 16, 2012 (13)

10.44	Employment Agreement with Jay Friedman (7)

10.45	Contract of Employment with Beatrice Lafon (9)

10.46	Offer Letter Amendment dated August 28, 2012 with Beatrice Lafon (15)

10.47	Employment Agreement with James D. Fielding (12)

10.48	Employment Agreement with Linda Hefner Filler (17)

10.49	Indenture, dated as of May 14, 2013, by and between Claire’s Stores, Inc., the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee (18)

10.50	Form of 7.750% Senior Note due 2020 (included in the indenture filed as Exhibit 10.49 hereto). (18)

10.51	Stockholders Agreement, dated as of May 29, 2007, by and among Claire’s Inc and certain of its stockholders*

10.52	Employment Agreement with J. Per Brodin (19)

21.1	Subsidiaries of Claire’s Inc.

23.1	Report and Consent of Independent Registered Public Accounting Firm

23.2	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)*

24.1	Power of Attorney**

*	To be filed by amendment.
**	Previously filed.
(1)	Filed previously by Claire’s Stores, Inc. as an exhibit to the Registration Statement on Form S-4 (File No. 333-148108) on December 17, 2007.
(2)	Filed previously by Claire’s Stores, Inc. as an exhibit to Form 8-K on April 22, 2009.
(3)	Filed previously by Claire’s Stores, Inc. as an exhibit to Form 10-Q on December 8, 2009.
(4)	Filed previously by Claire’s Stores, Inc. as an exhibit to Form 8-K on February 25, 2010.
(5)	Filed previously by Claire’s Stores, Inc. as an exhibit to Form 10 K/A on June 1, 2010.
(6)	Filed previously by Claire’s Stores, Inc. as an exhibit to Form 8-K on March 9, 2011.
(7)	Filed previously by Claire’s Stores, Inc. as an exhibit to Form 10-K on April 21, 2011.
(8)	Filed previously by Claire’s Stores, Inc. as an exhibit to Form 8-K on May 20, 2011.
(9)	Filed previously by Claire’s Stores, Inc. as an exhibit to Form 10-Q on December 2, 2011.
(10)	Filed previously by Claire’s Stores, Inc. as an exhibit to Form 8-K on March 5, 2012.
(11)	Filed previously by Claire’s Stores, Inc. as an exhibit to Form 8-K on March 14, 2012.
(12)	Filed previously by Claire’s Stores, Inc. as an exhibit to Form 8-K on March 14, 2012.

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(13)	Filed previously by Claire’s Stores, Inc. as an exhibit to Form 8-K on July 17, 2012.
(14)	Filed previously by Claire’s Stores, Inc. as an exhibit to Form 8-K on September 25, 2012.
(15)	Filed previously by Claire’s Stores, Inc. as an exhibit to Form 10-Q on November 30, 2012.
(16)	Filed previously by Claire’s Stores, Inc. as an exhibit to Form 8-K on March 19, 2012.
(17)	Filed previously by Claire’s Stores, Inc. as an exhibit to Form 10-K on April 3, 2013.
(18)	Filed previously by Claire’s Stores, Inc. as an exhibit to Form 8-K on May 16, 2013.
(19)	Filed previously by Claire’s Stores, Inc. as an exhibit to Form 8-K on July 3, 2013.

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